Form 20-F
period 2011-03-31
Sumitomo Mitsui Trust Holdings, Inc.
filed 2011-08-30
CIK 1475365

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:

Commission file number: 333-170434

MITSUI SUMITOMO TRUST HOLDINGS KABUSHIKI KAISHA

(Exact name of Registrant as specified in its charter)

SUMITOMO MITSUI TRUST HOLDINGS, INC.

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

1-9-2 Marunouchi, Chiyoda-ku

Tokyo, 100-6611 Japan

(Address of principal executive offices)

Katsuji Oka

General Manager

IR Office

1-9-2 Marunouchi, Chiyoda-ku

Tokyo, 100-6611 Japan

Telephone: +81-3-3286-8354

Facsimile: +81-3-3286-4654

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

None

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act:

Common stock

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2011, 1,658,426,267 shares of Common Stock were outstanding.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”).

☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.

☐  Yes    ☒  No

Note–Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act from its obligations under those sections.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes     ☐  No

Indicate by check mark whether the Registrant submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐  Yes    ☐  No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐  Large Accelerated Filer     ☐  Accelerated Filer    ☒  Non-Accelerated Filer

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing.

☐ U.S. GAAP	☒ International Financial Reporting Standards	☐ Other
as issued by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.

☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes    ☒  No

i

CERTAIN DEFINED TERMS, CONVENTIONS AND

PRESENTATION OF FINANCIAL INFORMATION

On April 1, 2011, Chuo Mitsui Trust Holdings, Inc. conducted a share exchange with The Sumitomo Trust and Banking Company, Limited, whereby The Sumitomo Trust and Banking Company, Limited became its wholly owned subsidiary. In connection with the transaction, Chuo Mitsui Trust Holdings, Inc. changed its name to Sumitomo Mitsui Trust Holdings, Inc., that same day. For more information about the transaction, see “Item 4. Information on the Company—Business of SMTH—Formation of SMTH”.

As used in this annual report, unless the context otherwise requires:

•	“SMTH Group” refers to Sumitomo Mitsui Trust Holdings, Inc. and its subsidiaries, as of and from April 1, 2011;

•	“SMTH” refers to Sumitomo Mitsui Trust Holdings, Inc. on a nonconsolidated basis as of and from April 1, 2011;

•	“CMTH Group” refers to Chuo Mitsui Trust Holdings, Inc. and its subsidiaries, through March 31, 2011;

•	“CMTH” refers to Chuo Mitsui Trust Holdings, Inc. on a nonconsolidated basis through March 31, 2011;

•	“We”, “our” and “us” refer to “SMTH Group” or “CMTH Group” as appropriate, depending on the date of the information being referred to;

•	“Chuo Mitsui” refers to The Chuo Mitsui Trust and Banking Company, Limited;

•	“Chuo Mitsui Asset” refers to Chuo Mitsui Asset Trust Banking Company, Limited;

•	“STB Group” refers to The Sumitomo Trust and Banking Company, Limited and its subsidiaries; and

•	“STB” refers to The Sumitomo Trust and Banking Company, Limited on a nonconsolidated basis.

The consolidated financial statements of CMTH have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, except for certain specifically identified information which was prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP. Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Japanese yen.

References in this annual report to “yen” or “¥” are to Japanese yen and references to “US$,” “$” or “dollars” are to United States dollars.

Certain monetary amounts and percentage data included in this annual report have been subject to rounding adjustments for the convenience of the reader. Accordingly, figures shown as totals in certain tables may not be equal to the arithmetic sums of the figures which precede them.

The fiscal year ends on March 31 for SMTH (formerly CMTH). References to years not specified as being fiscal years are to calendar years.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, industry and markets. These forward-looking statements are covered by the safe harbor created by Section 27A of the Securities Act of 1933, as amended, and can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,”

ii

“estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. Our actual results could be materially different from and worse than those expectations. Important risks and factors that could cause our actual results to be materially different from their expectations are set forth in “Risk Factors” and elsewhere in this annual report. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. We do not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law.

A wide range of factors could materially affect our future developments and performance, including the following:

•	difficulty in integrating the management and business operations of the former CMTH Group and STB Group;

•	costs incurred in the course of integrating the business operations of the former CMTH Group and STB Group;

•	direct and collateral effects of the Great East Japan Earthquake;

•	regulatory developments or changes in laws, regulations, codes of practice or government fiscal or other policies;

•	an inability to maintain our capital adequacy ratios above minimum required levels;

•	competition in the financial services industry;

•	difficulties in executing our business strategies;

•	an unanticipated increase in credit costs;

•	deterioration of the quality of our loan portfolio;

•	poor performance of the trust assets over which our trust bank subsidiaries have investment discretion or the assets managed by our asset management subsidiaries;

•	interest rate fluctuations and other market risks;

•	a significant downgrade of our credit ratings;

•	risk management policies and procedures inadequately addressing unidentified or unanticipated risks;

•	disruption of our information technology or business systems;

•	a failure to meet the performance objectives in the business revitalization plan we submit to the Financial Services Agency of Japan, or the FSA; and

•	natural disasters, terrorism, pandemic and calamities.

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

SELECTED HISTORICAL FINANCIAL DATA

The following selected historical financial data as of and for the fiscal years ended March 31, 2011, 2010 and 2009 are derived from CMTH’s audited IFRS consolidated financial statements. You should read these data together with “Item 5. Operating and Financial Review and Prospects” and CMTH’s consolidated financial statements included elsewhere in this annual report.

IFRS Selected Historical Financial Data:

	At and for the fiscal year ended March 31,
	2011	2010	2009
	(Millions of yen, unless otherwise indicated)
Income statement data
Interest income	¥160,096	¥203,705	¥232,826
Interest expenses	62,925	72,814	104,597
Operating income	257,638	295,150	220,006
Operating expenses	194,261	169,091	315,050
Operating profit (loss) before tax	63,967	125,550	(93,906)
Profit (loss) for the year	48,693	104,104	(144,549)
Other comprehensive income (loss) for the year, net of tax	(47,955)	97,800	(134,949)
Total comprehensive income (loss)	738	201,904	(279,498)
Statement of financial position data
Total assets	¥14,543,435	¥15,318,579	¥15,864,991
Investment securities	2,181,172	2,503,695	3,319,574
Loans and advances	9,550,589	9,710,846	9,831,088
Assets pledged as collateral	1,184,734	1,721,353	1,290,516
Total liabilities	13,726,820	14,475,331	15,408,444
Deposits	9,602,784	9,064,722	9,421,346
Cash collateral on securities lent and repurchase agreements	1,161,653	1,702,698	1,255,648
Due to investors of trust accounts	1,288,328	1,568,220	1,891,361
Borrowings	683,918	1,228,505	1,704,097
Total equity attributable to owner of the parent	632,473	657,279	269,844
Non-controlling interests	184,142	185,969	186,703
Total equity	816,615	843,248	456,547
Share capital	261,609	261,609	161,434

	At and for the fiscal year ended March 31,
	2011	2010	2009
	(Yen, unless otherwise indicated)
Per share data
Basic earnings per share(1)	¥25.17	¥63.98	¥(138.18)
Diluted earnings per share(2)	25.17	59.65	(138.18)
Book value per share(3)	381.46	396.41	233.18
Dividend per common share(4)	8.0	8.0	5.0
Dividend per common share($)(5)	0.09	0.08	0.05
Number of common shares outstanding, excluding treasury shares (thousands)	1,658,014	1,658,060	1,157,227
Weighted average number of common shares outstanding (thousands)	1,658,426	1,490,668	1,107,405
Weighted average number of common shares for diluted earnings per share (thousands)	1,658,426	1,638,547	1,107,405

Notes:

(1)

Basic earnings per share is calculated by dividing the profit attributable to common shareholders of CMTH by the weighted average number of common shares outstanding during the year, excluding common shares purchased and held as treasury shares.

(2)

Diluted earnings per share is calculated adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. For the year ended March 31, 2010, Class II preferred shares, which can be converted to common shares, were included in the calculation of diluted earnings per share as they had a dilutive effect before the date of mandatory conversion. For the year ended March 31, 2009, these preferred shares were excluded from the calculation of diluted earnings per share as the impact was anti-dilutive.

(3)	Book value per share is calculated by dividing the total equity attributable to owners of CMTH by the number of common shares, excluding common shares purchased and held as treasury shares.
(4)	Dividend per common share is dividend paid on CMTH common shares for the periods indicated.
(5)	Calculated using the yen-dollar exchange rate at the date following the date of the shareholders’ meeting at which the relevant dividend payment was approved.

UNAUDITED PRO FORMA COMBINED

CONDENSED FINANCIAL INFORMATION

The following unaudited pro forma combined condensed financial information gives effect to the share exchange between STB and CMTH, completed on April 1, 2011, in a transaction accounted for under the acquisition method of accounting under IFRS and in which STB is treated as the acquirer for financial reporting purposes.

The unaudited pro forma combined condensed statement of financial position has been derived from the individual historical consolidated statements of financial position of STB Group and CMTH Group as of March 31, 2011, and adjusts such information to give effect to the share exchange as if it had occurred on March 31, 2011. Included in CMTH Group’s historical consolidated statement of financial position are certain reclassification adjustments to conform CMTH Group’s financial accounts to STB Group’s financial account line presentation.

The unaudited pro forma combined condensed income statement has been derived from the individual historical consolidated income statements of STB Group and CMTH Group for the fiscal year ended March 31, 2011, and adjusts such information to give effect to the share exchange as if it had occurred on April 1, 2010. Included in CMTH Group’s historical consolidated income statement are certain reclassification adjustments to conform CMTH Group’s financial accounts to STB Group’s financial account line presentation.

The historical consolidated financial information has been adjusted to give effect to the events that are directly attributable to the share exchange, factually supportable, and, with respect to the pro forma income statement information, expected to have a continuing impact on the combined results.

The unaudited pro forma combined condensed financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what our financial position or results of operations actually would have been had the share exchange been completed at the dates indicated. In addition, the unaudited pro forma combined condensed financial information does not purport to project our future financial position or operating results as a combined company.

The unaudited pro forma combined condensed financial information should be read in conjunction with the following:

•	accompanying notes to the unaudited pro forma combined condensed financial information; and

•	historical audited consolidated financial statements of CMTH Group for the fiscal year ended March 31, 2011 included in this annual report.

The historical unaudited consolidated financial statements of STB Group for the fiscal year ended March 31, 2011 have been prepared in accordance with IFRS solely for the purpose of presenting the pro forma combined financial information, and are presented below in the “Historical STB Group” column within this unaudited pro forma combined condensed financial information.

The unaudited pro forma combined condensed financial information has been prepared using the acquisition method of accounting under IFRS. STB has been treated as the acquirer in the share exchange for financial reporting purposes.

Acquisition accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. The actual results of these studies may depend in part on prevailing market rates and conditions. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma combined condensed financial information. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences may have a material impact on the accompanying unaudited pro forma combined condensed financial information and the combined company’s future results of operations and financial position.

UNAUDITED PRO FORMA COMBINED

CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2011

	Historical STB Group	Historical CMTH Group		Pro Forma Adjustments		Pro Forma Combined
	(Millions of yen)
ASSETS
Cash and deposits with banks	¥746,001	¥519,119		¥314,664	(a)	¥1,575,626
				(4,158)	(c)
Call loans	42,323	7,859		260,000	(a)	280,182
				(30,000)	(c)
Cash collateral on securities borrowed and reverse repurchase agreements	33,260	9,378		—		42,638
Financial assets held for trading	364,634	24,277		—		388,911
Derivative financial instruments	2,539,445	198,510		—		2,737,955
Financial assets designated at fair value through profit or loss	—	123,257		—		123,257
Investment securities	4,301,774	3,371,701	*	561,567	(a)	8,235,740
				698	(b)
Loans and advances	13,986,591	9,550,589		65,874	(b)	23,603,054
Investment in associates and joint ventures	57,882	22,026		(38,411)	(a)	41,497
Property and equipment	150,861	139,383		1,469	(a)	271,270
				(20,443)	(b)
Investment property	51,680	—		—		51,680
Intangible assets	163,120	67,875		24,297	(a)	312,112
				99,572	(e)
				(42,752)	(f)
Deferred tax assets	120,481	208,857		377	(a)	324,336
				(6,015)	(d)
				636	(g)
Other assets	585,115	306,399		15,404	(a)	850,565
				(47,080)	(b)
				(9,273)	(c)

Total assets	¥23,143,167	¥14,549,230	*	¥1,146,426		¥38,838,823

See the accompanying notes to the unaudited pro forma combined condensed financial information.

UNAUDITED PRO FORMA COMBINED

CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2011

	Historical STB Group	Historical CMTH Group		Pro Forma Adjustments		Pro Forma Combined
	(Millions of yen)
LIABILITIES AND EQUITY
Deposits	¥14,508,530	¥9,602,784		¥43,280	(a)	¥24,185,185
				34,749	(b)
				(4,158)	(c)
Call money	49,570	351,957		(30,000)	(c)	371,527
Cash collateral on securities lent and repurchase agreements	779,644	1,161,653		—		1,941,297
Financial liabilities held for trading	2,856	—		—		2,856
Derivative financial instruments	2,258,642	193,863	*	—		2,452,505
Financial liabilities designated at fair value through profit or loss	—	2,533		—		2,533
Due to trust accounts	79,907	16,257		1,041,286	(a)	1,137,450
Principal guaranteed trust certificates	578,005	1,008,561		—		1,586,566
Debt securities issued	1,210,147	266,256		5,229	(b)	1,481,632
Borrowed funds	1,451,067	963,685		11,531	(b)	2,426,283
Current tax payable	21,231	2,639		—		23,870
Deferred tax liabilities	17,753	4,837		62	(a)	34,153
				11,501	(d)
Retirement benefit obligations	8,985	5,573		345	(a)	18,997
				4,094	(b)
Other liabilities	691,949	152,017		35,156	(a)	871,413
				(9,273)	(c)
				1,564	(g)

Total liabilities	21,658,286	13,732,615	*	1,145,366		36,536,267

Equity attributable to equity holders:
Share capital	342,037	261,609		(261,609)	(h)(i)	261,609
				(80,428)	(h)(i)
Capital surplus	295,654	33,701		(33,701)	(h)(ii)	864,713
				80,428	(h)(ii)
				(483)	(h)(ii)
				489,114	(h)(ii)
Retained earnings	491,674	266,619		(928)	(g)	616,855
				(266,619)	(h)(iii)
				126,109	(i)
Other reserves	50,678	70,826		(70,826)	(h)(iv)	50,678
Treasury shares	(483)	(282)		483	(h)(v)	—
				282	(h)(v)

Total equity attributable to equity holders of STB Group, CMTH Group, and Pro Forma Combined	1,179,560	632,473		(18,178)		1,793,855
Non-controlling interests	305,321	184,142		19,238	(a)	508,701

Total equity	1,484,881	816,615		1,060		2,302,556

Total liabilities and equity	¥23,143,167	¥14,549,230	*	¥1,146,426		¥38,838,823

*	¥5,795 million of embedded derivatives are reclassified to derivative financial instruments liabilities account for presentation alignment purposes. Refer to CMTH Group’s financial statements Note 11 Investment securities for ¥5,488 million and Note 13 Assets pledged as collateral for ¥307 million for further information regarding the reclassified embedded derivatives.

See the accompanying notes to the unaudited pro forma combined condensed financial information.

UNAUDITED PRO FORMA COMBINED

CONDENSED INCOME STATEMENT

FOR THE YEAR ENDED MARCH 31, 2011

	Historical STB Group	Historical CMTH Group	Pro Forma Adjustments		Pro Forma Combined
	(Millions of yen)
Interest income	¥259,272	¥160,096	¥1,328	(a)	¥415,897
			(4,799)	(b)
Interest expenses	(94,266)	(62,925)	(890)	(a)	(137,816)
			20,265	(b)

Net interest income	165,006	97,171	15,904		278,081
Provision for credit losses	(33,712)	1,939	—		(31,773)

Net interest income after provision for credit losses	131,294	99,110	15,904		246,308

Fee and commission income	171,547	111,924	36,286	(a)	292,858
			(26,899)	(c)
Fee and commission expenses	(28,128)	(21,571)	(1,217)	(a)	(30,936)
			19,980	(c)

Net fee and commission income	143,419	90,353	28,150		261,922

Net gains (losses) on financial instruments held for trading	12,673	(4,267)	—		8,406
Net losses on financial instruments designated at fair value through profit or loss	—	(3,605)	—		(3,605)
Net other operating income	81,508	77,986	226	(a)	159,720

Other income	94,181	70,114	226		164,521

Total income	368,894	259,577	44,280		672,751

Impairment losses on investment securities	(15,002)	(43,061)	—		(58,063)
General and administration expenses	(217,221)	(130,909)	(26,796)	(a)	(375,374)
			(7,367)	(b)
			6,919	(c)
Other expenses	(38,938)	(22,230)	(6,962)	(a)	(63,700)
			4,430	(d)

Operating expenses	(271,161)	(196,200)	(29,776)		(497,137)
Share of gains of associates and joint ventures	2,685	590	(808)	(a)	2,467

Profit before income tax expenses	100,418	63,967	13,696		178,081
Income tax expenses	(3,276)	(15,274)	(762)	(a)	(24,433)
			(1,800)	(d)
			(3,321)	(e)

Net profit	¥97,142	¥48,693	¥7,813		¥153,648

Net profit attributable to:
Equity holders of STB Group, CMTH Group, and Pro Forma Combined	¥85,609	¥41,729	¥7,408		¥134,746
Non-controlling interests	11,533	6,964	405	(a)	18,902

Net profit	97,142	48,693	7,813		153,648

Earnings per share (in yen):
Basic	48.4	25.2	—		31.3 **
Diluted	48.4	25.2	—		31.3 **

Weighted-average common shares used to calculate earnings per share (in thousands):
Basic	1,674,554	1,658,044	—		4,153,129
Diluted	1,674,554	1,658,044	—		4,153,129

**	Pro forma earnings per share is calculated using the adjusted pro forma net profit attributable to common shareholders divided by the pro forma weighted average number of common shares outstanding. Adjusted pro forma net profit attributable to common shareholders is derived by making certain adjustments, which relate to the preferred shares, to the pro forma net profit attributable to common shareholders. Refer to CMTH Group’s financial statements Note 42 for per-share information, and the section below for STB’s related per share information.

STB Group’s unaudited basic and diluted earnings per share information

Basic earnings per share is calculated by dividing the net profit attributable to common shareholders of STB Group by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is calculated by adjusting the net profit attributable to common shareholders and the weighted average number of common shares outstanding to assume conversion of all dilutive instruments. As there were no dilutive instruments outstanding, basic and diluted earnings per share were the same for the year ended March 31, 2011.

Year ended March 31, 2011
(Yen in millions)
Net profit attributable to equity holders of STB Group	85,609
Dividends on redeemable preferred shares	4,610

Net profit attributable to common shareholders of STB Group	80,999

Weighted average number of common shares outstanding (in thousands)	1,674,554
Basic and diluted earnings per share (in yen)	48.4

STB’s unaudited dividends per share information

The following dividends were declared and paid by STB to the shareholders for the year ended March 31, 2011.

	Dividend per share	Dividend paid
	(Yen)	(Yen in millions)
Dividend paid to the holders of common shares	14.00	23,443
Dividend paid to the holders of preferred shares	42.30	4,610

See the accompanying notes to the unaudited pro forma combined condensed financial information.

NOTES TO THE UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL INFORMATION

1.	Description of the Transaction and Basis of Presentation

STB and CMTH conducted a statutory share exchange between the two companies under the Companies Act of Japan pursuant to which shareholders of STB became shareholders of CMTH, and STB became a wholly owned subsidiary of SMTH. The share exchange is part of a management and business integration between STB Group and CMTH Group in which CMTH, now renamed SMTH, serves as the holding company of the combined group. See “Item 4. Information on the Company—Business of SMTH—Formation of SMTH”.

The unaudited pro forma combined condensed financial information was prepared using the acquisition method of accounting in accordance with the revised version of IFRS 3 “Business Combinations”, or IFRS 3R.

Based on the exchange ratio of 1.49 CMTH common shares for each common share of STB, as set forth in the share exchange agreement, former STB common shareholders effectively owned approximately 60.1% and former CMTH common shareholders effectively owned approximately 39.9% of SMTH’s common shares upon the share exchange. Based on this relative ownership percentages and the relative size of assets and operations, STB is treated as the acquirer for financial reporting purposes.

In accordance with IFRS 3R, as CMTH, the entity that issued securities, i.e., the legal acquirer, is identified as the acquiree for financial reporting purposes, this transaction is considered a reverse acquisition. In a reverse acquisition, the consideration transferred by the acquirer for its interest in the acquiree is based on the equity interest that STB, the legal acquiree, would have had to issue to give the shareholders of CMTH, the legal acquirer, the same percentage equity interest in the combined entity that results from the reverse acquisition.

IFRS 3R requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. Fair value measurements can be highly subjective, and it is possible that others, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Acquisition-related transaction costs (i.e., advisory, legal, valuation, and other professional fees) and certain acquisition-related restructuring charges are not included as a component of the consideration transferred but are accounted for as expenses in the periods in which the costs are incurred.

The unaudited pro forma combined condensed financial information does not reflect any cost savings, operating synergies or revenue enhancements that we may achieve as a result of the share exchange or the costs to integrate the operations of the former STB Group and CMTH Group or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

2.	Accounting Policies

Since the consummation of the share exchange, we are reviewing the accounting policies of the former STB Group and the former CMTH Group. As a result of such review, we may identify differences in the accounting policies between the former STB Group and former CMTH Group that, when conformed, could have a material impact on the combined financial statements. Currently, we are not aware of any differences that would have a material impact on the combined financial statements. As such, the unaudited pro forma combined condensed financial information does not assume any material differences in accounting policies, and accordingly no adjustments are made related to alignment of accounting policies.

3.	Consideration Transferred

The following sets forth the consideration transferred:

		(Millions of yen)
STB common shares outstanding as of March 31, 2011 (in thousands)	1,674,537
STB ownership ratio(1)	60.1%
Deemed common shares issued to CMTH (in thousands)(2)	1,112,761

STB deemed closing share price (in yen)(3)	¥439.55

Consideration transferred(4)		¥489,114

Notes:

(1)

As of March 31, 2011, STB and CMTH had 1,674,537 thousand common shares and 1,658,015 thousand common shares outstanding, respectively. Under the share exchange with an exchange ratio of 1.49 common shares for each common share of STB, legally, CMTH issued 2,495,060 thousand CMTH common shares in exchange for all common shares outstanding of STB. As a result, the common shareholders of STB obtained 60.1% voting interest of the combined entity.

(2)

Under the reverse acquisition where STB is the acquirer and CMTH is the acquiree for accounting purposes, the deemed shares issued to CMTH are based on the number of new shares STB would have issued to give the common shareholders of CMTH the same voting interest ownership ratio in the combined entity had STB been the entity issuing shares for this business combination. This is determined by dividing STB’s outstanding common shares of 1,674,537 thousand shares as of March 31, 2011 by 60.1%, representing STB common shareholders’ ownership ratio of the combined entity, multiplied by 39.9%, representing CMTH common shareholders’ ownership ratio of the combined entity.

(3)

Represents STB’s deemed share price as of March 31, 2011. As STB was delisted from the Tokyo Stock Exchange on March 29, 2011, STB’s share price is deemed to be CMTH’s share price as of March 31, 2011, which was ¥295, multiplied by the applicable share exchange ratio, which is 1.49 common shares of CMTH for each common share of STB.

(4)

Consideration transferred, in essence, is equivalent to CMTH’s closing share price of ¥295 as of March 31, 2011, multiplied by CMTH’s common shares outstanding of 1,658,015 thousand shares as of March 31, 2011.

4.	Assets Acquired and Liabilities Assumed

For the purpose of this unaudited pro forma combined condensed financial information, the above consideration transferred has been allocated based on estimated fair value of assets acquired and liabilities assumed. The excess of the value of the net assets acquired over the consideration transferred would be recorded as a gain on bargain purchase and is presented as a non-recurring adjustment to the pro forma statement of financial position. The following table represents the allocation of the consideration transferred for the acquired net assets and resulting gain on bargain purchase:

(Millions of yen)
Consideration transferred	¥489,114

Less fair value of assets acquired:
Cash and deposits with banks	519,119
Call loans	7,859
Cash collateral on securities borrowed and reverse repurchase agreements	9,378
Financial assets held for trading	24,277
Derivative financial instruments	198,510
Financial assets designated at fair value through profit or loss	123,257
Investment securities	3,372,399
Loans and advances	9,616,463
Investment in associates and joint ventures	22,026
Property and equipment	118,940
Intangible assets	124,695
Deferred tax assets	202,842
Other assets	259,319

Plus fair value of liabilities assumed:
Deposits	9,637,533
Call money	351,957
Cash collateral on securities lent and repurchase agreements	1,161,653
Derivative financial instruments	193,863
Financial liabilities designated at fair value through profit or loss	2,533
Due to trust accounts	16,257
Principal guaranteed trust certificates	1,008,561
Debt securities issued	271,485
Borrowed funds	975,216
Current tax payable	2,639
Deferred tax liabilities	16,338
Retirement benefit obligations	9,667
Other liabilities	152,017

Non-controlling interests	184,142

Gain on bargain purchase	¥126,109

5.	Unaudited Pro Forma Combined Condensed Statement of Financial Position Adjustments

(a)	Change in the scope of consolidation

To incorporate the assets and liabilities of entities that are newly consolidated based on the combined ownership percentage between STB Group and CMTH Group. These entities have been historically accounted for as investments in associates by both STB Group and CMTH Group.

(b)	Fair value adjustments for the identifiable assets acquired and liabilities assumed

To adjust the value of investment securities, loans and advances, property and equipment, computer software, other assets predominantly related to prepaid pension expenses, deposits, debt securities issued, borrowed funds, and retirement benefit obligations to recognize the assets acquired and liabilities assumed at their estimated fair value.

(c)	Inter-company transactions

To eliminate inter-company receivables and payables as of March 31, 2011.

(d)	Deferred income taxes

To record deferred income taxes arising from the pro forma adjustments, except for those which resulted from transaction costs mentioned below, STB Group and CMTH Group have applied the statutory tax rate in effect during the period presented.

(e)	Intangible assets recognized

To reflect the recognition of intangible assets to estimated fair value. Intangible assets primarily represent customer relationships and contracts in pension trust business and stock transfer agency services.

(f)	Goodwill

To eliminate the historical goodwill balance included within CMTH Group’s financial statements as of March 31, 2011.

(g)	Transaction costs

To record a liability and related income tax effect for estimated unpaid transaction costs directly related to the share exchange that is expected to be incurred.

(h)	Shareholders’ equity

The adjustments below are based on the terms of the share exchange agreement.

(i)	Share capital

To adjust the share capital balance to be in accordance with the share exchange agreement by eliminating CMTH historical share capital, and reclassifying STB historical share capital in excess of CMTH historical share capital to capital surplus.

(ii)	Capital surplus

To eliminate CMTH Group’s historical capital surplus, reclassify STB Group’s historical share capital in excess of CMTH Group’s historical share capital to capital surplus, retire STB Group’s historical treasury shares, and record consideration transferred.

(iii)	Retained earnings

To eliminate CMTH Group’s historical retained earnings.

(iv)	Other reserves

To eliminate CMTH Group’s historical other reserves.

(v)	Treasury shares

To eliminate CMTH’s historical treasury shares and retire STB’s historical treasury shares.

(i)	Gain on bargain purchase

The excess of the pro forma fair value of net assets acquired over the total pro forma consideration transferred as measured under IFRS 3R is recognized as a gain on bargain purchase arising from the transaction. The gain on bargain purchase is presented as a non-recurring adjustment to the pro forma statement of financial position, and not included as an adjustment to the pro forma income statement. In accordance with IFRS 3R, before recognizing a gain on bargain purchase, we reassessed whether all of the assets acquired and liabilities assumed had been identified and all such assets and liabilities had been measured at estimated fair value.

6.	Unaudited Pro Forma Combined Condensed Income Statement Adjustments

(a)	Change in the scope of consolidation

To incorporate the results of operations of entities that are newly consolidated based on the combined ownership percentage between STB Group and CMTH Group. These entities have been historically accounted for as investments in associates by both STB Group and CMTH Group.

(b)	Fair value adjustments

(i)	Investment securities

To adjust interest income resulting from the subsequent amortization of adjustments to estimated fair value.

(ii)	Loans and advances

To adjust interest income resulting from the subsequent amortization of adjustments to estimated fair value.

(iii)	Property and equipment

To adjust depreciation expense of property and equipment resulting from the adjustments to estimated fair value. Property and equipment are depreciated over the estimated useful lives of 1 to 50 years.

(iv)	Intangible assets recognized

To record incremental amortization expense related to the intangible assets recognized at estimated fair value. The intangible assets are amortized over the estimated amortization periods of 9 to 19 years.

(v)	Deposits

To adjust interest expenses resulting from the subsequent amortization of adjustments to estimated fair value.

(vi)	Debt securities issued

To adjust interest expenses resulting from the subsequent amortization of adjustments to estimated fair value.

(vii)	Borrowed funds

To adjust interest expenses resulting from the subsequent amortization of adjustments to estimated fair value.

(c)	Inter-company transactions

To eliminate inter-company income and expenses for the year ended March 31, 2011.

(d)	Non-recurring costs

To eliminate transaction costs incurred during the fiscal year ended March 31, 2011, which are directly attributable to the share exchange.

(e)	Income tax expenses

To record estimated income tax expenses arising from the pro forma adjustments, STB Group and CMTH Group have applied the statutory tax rate in effect during the period presented.

SELECTED UNAUDITED PRO FORMA PER SHARE DATA

The following table sets forth certain historical unaudited pro forma information with respect to net book value per share as of March 31, 2011 and earnings per share and dividends declared per share for the fiscal year ended March 31, 2011 for STB Group and CMTH Group. The historical information for STB Group and CMTH Group has been prepared under IFRS. The information that follows should be read in conjunction with the unaudited pro forma combined condensed financial information and notes thereto and the audited consolidated financial statements of CMTH Group for the fiscal year ended March 31, 2011, included elsewhere in this annual report.

The pro forma per share data have been included for comparative purposes only and do not purport to be indicative of (a) our results of operations or financial position which actually would have been realized if the share exchange had been completed at the beginning of the period presented or as of the date indicated, or of (b) our results of operations or financial position which may be obtained in the future.

	Historical		Pro Forma		Equivalent Pro Forma(5)
	STB Group	CMTH Group	SMTH		STB Group	CMTH Group
	(Yen)
As of March 31, 2011
Net book value per share	¥704.4	¥381.5	¥431.9	(1)	¥643.6	¥431.9
For the fiscal year ended March 31, 2011 Dividends declared per share	14.0	8.0	8.8	(2)	13.2	8.8
Earnings per share attributable to STB Group, CMTH Group, and Pro Forma Combined—basic	48.4	25.2	31.3	(3)	46.7	31.3
Earnings per share attributable to STB Group, CMTH Group, and Pro Forma Combined—diluted	48.4	25.2	31.3	(4)	46.7	31.3

Notes:

(1)

Pro forma net book value per share is calculated using the pro forma net book value divided by the pro forma number of common shares outstanding. The pro forma number of shares outstanding is derived after taking into consideration the additional number of common shares issued based on the applicable share exchange ratio.

(2)

Pro forma dividends declared per share is calculated using the pro forma dividend declared divided by the pro forma weighted average number of common shares outstanding. The pro forma weighted average number of common shares is derived after taking into consideration the additional number of common shares issued based on the applicable share exchange ratio assuming that these shares were issued at the beginning of the period.

(3)

Pro forma basic earnings per share is calculated using the adjusted pro forma net profit attributable to common shareholders divided by the pro forma weighted average number of common shares outstanding. Adjusted pro forma net profit attributable to common shareholders is derived by making certain adjustments, which relate to preferred shares, to pro forma net profit attributable to common shareholders.

(4)	Pro forma diluted earnings per share is the same as pro forma basic earnings per share as there were no dilutive instruments outstanding.
(5)

Equivalent pro forma per share amounts are calculated by multiplying the pro forma SMTH per share amounts by the applicable share exchange ratio, which is 1.49 common shares of CMTH for each common share of STB.

CURRENCY EXCHANGE RATES

Fluctuations in exchange rates between the Japanese yen and the U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalents of the Japanese yen price of SMTH shares and the U.S. dollar amounts received on conversion of any cash dividends. The following tables show, for the periods and dates indicated, certain information regarding the U.S. dollar/Japanese yen exchange rate. The information is based on the noon buying rates in the City of New York as announced for customs purposes by the Federal Reserve Bank of New York expressed in Japanese yen per $1.00. On August 26, 2011, the exchange rate was ¥76.62 per $1.00.

	High	Low	Average (of Month-end Rates)	Period-end
Fiscal year ended March 31,
2007	¥121.81	¥110.07	¥116.55	¥117.56
2008	124.09	96.88	113.61	99.85
2009	110.48	87.80	100.85	99.15
2010	100.71	86.12	92.49	93.40
2011	94.68	78.74	85.00	82.76
Most recent six months
February 2011	83.79	81.48	82.54	81.94
March 2011	82.98	78.74	81.65	82.76
April 2011	85.26	81.31	83.18	81.31
May 2011	82.12	80.12	81.13	81.29
June 2011	80.98	79.87	80.43	80.64
July 2011	81.26	77.18	79.24	77.18
August 2011 (through August 26)	79.01	76.41	77.00	76.62

RISK FACTORS

In addition to the other information included or incorporated by reference into this annual report, including the matters addressed under the caption “Forward-Looking Statements,” you should carefully consider the matters described below in evaluating the matters described in this annual report.

Risks Related to Our Ongoing Integration

We may have difficulty integrating the management and business operations of the former CMTH Group and STB Group, which could result in our failure to realize the anticipated benefits of the share exchange.

On April 1, 2011, CMTH conducted a share exchange with STB with the expectation that a management and business integration will enable us to pursue growth opportunities and achieve cost savings and other synergistic benefits, including through the subsequently planned merger of Chuo Mitsui, Chuo Mitsui Asset and STB into a single trust bank, as well as the anticipated reorganization of other subsidiaries. Our ability to realize these anticipated benefits will depend in part on the extent to which we can successfully implement and manage the management and business integration of the former CMTH Group and STB Group, including:

•	effectively integrating their respective organizations, key management, employees and other personnel, business cultures, procedures and operations;

•	identifying and streamlining redundant operations and assets, and combining their product and service offerings effectively and quickly;

•

identifying areas and activities that present substantial potential synergies as a result of the management and business integration, and allocating resources effectively to those and other promising areas and activities;

•	formulating effective business plans for the combined entity and achieving those goals;

•	coordinating and consolidating the functions of the domestic and overseas subsidiaries and branch offices;

•	retaining existing customers and strategic partners of each group;

•	smoothly transitioning relevant operations and facilities to a common information technology system; and

•	developing and implementing uniform accounting policies, internal controls and procedures, disclosure controls and procedures and other governance policies and standards.

If we are unable to successfully implement and manage the integration process, the combined group may not be able to fully realize, or it may take longer than expected to realize, the synergies and other anticipated benefits of the share exchange, which may have a material adverse effect on our business, results of operations and financial condition.

Significant costs are being incurred in the course of the integration of the business operations of the former CMTH Group and STB Group.

We are incurring significant costs related to the integration of the business operations of the former CMTH Group and STB Group. Transaction-related expenses include financial advisory, consulting, legal and accounting fees and expenses and other related charges. We may also incur significant indirect costs while integrating and combining the businesses, particularly in the integration of our three trust bank subsidiaries planned to take place in April 2012, and reallocating and integrating resources and operations. Moreover, we may also incur significant opportunity costs in the form of substantial disruption to our businesses and distraction of management and employees from day-to-day operations. We expect to incur significant costs in integrating the branding of our businesses.

A successful legal challenge to the validity of the share exchange following its completion may invalidate the shares of CMTH issued in the share exchange.

Until six months after the effective date of the share exchange, any of CMTH’s or STB’s shareholders, directors, corporate auditors or liquidators as of the effective date of the share exchange as well as any of CMTH’s or STB’s shareholders, directors, corporate auditors, liquidators or a trustee in bankruptcy as of the day on which they may bring a court action, may bring a court action to nullify the share exchange. A court may nullify the share exchange if it finds that a material procedural defect occurred in connection with the share exchange. If any court action challenging the validity of the share exchange is brought, the price or liquidity of our shares may be adversely affected, regardless of the merits of the claim. Moreover, if such a court action is successful and a court enters a final and binding judgment, the share exchange will be nullified and CMTH shares issued in the exchange will be invalidated.

Risks Related to the Current Financial Environment

The direct and collateral effects of the Great East Japan Earthquake, as well as general global economic uncertainty, may adversely affect our business, financial condition and operating results.

Benefiting from continued growth of the world economy driven largely by emerging nations following the financial crisis in 2008, the Japanese economy in recent years started down its own road to recovery. Although in the summer of 2010 both exports and production slowed for a period, growth recovered again at the end of the calendar year as the economy emerged from the doldrums. However, the impact of the March 2011 Great East Japan Earthquake and subsequent collateral events increased economic uncertainty.

In addition to the immense damage to human lives and personal property in the northeastern region of Japan caused by the Great East Japan Earthquake, the Japanese economy, especially the manufacturing industry, has been severely negatively affected. Damages directly caused by the earthquake and the subsequent tsunamis, as well as the nuclear accidents in Fukushima and related electricity shortage and planned blackouts in Kanto and northeastern regions of Japan, may exert a significant negative impact on production activities. Some areas not directly affected by the earthquake have suffered from insufficient supplies from Kanto and northeastern regions of Japan. The nuclear accidents in Fukushima have increased concerns among the public and led to concern about the consumption of agricultural and marine products from the affected areas. Furthermore, a nationwide electricity shortage has arisen from the suspension of operations at some nuclear power plants, may negatively affect Japanese economic conditions.

While we did not suffer severe direct losses of employees or property as a result of the earthquake, the initial and collateral effects on companies with headquarters or operations in the affected regions may indirectly affect us. For the fiscal year ended March 31, 2011, an allowance was posted to incorporate the collective impairment assessment for loans to individuals, primarily for housing loans in the areas affected by the disaster where verification may be difficult to perform on an individual basis. While we believe there is no need for additional allowance, if the impact of the earthquake on individual customers turns out to be greater than expected, there is a risk that additional credit-related expenses could arise. We may also record increases in our allowance for losses as a result of the adverse impact on the financial condition of our obligors, decreases in the value of mortgaged properties in the affected regions, and decreases in the value of our equity securities portfolio. Although exposure of our loans to small and medium enterprises, or SMEs, are limited, our credit-related expenses could also increase as corporate performance worsens due to the earthquake. The effects of the earthquake and subsequent collateral events on the overall Japanese economy have adversely affected and may continue to adversely affect our business, financial condition and operating results.

A slowdown in emerging country economies, some of which are showing signs of overheating, and heightened uncertainty in financial markets due to sovereign debt crises in parts of Europe, could affect the Japanese macroeconomy, which in turn could have a major negative effect on our financial position and business performance.

If economic conditions do not recover or if they worsen, particularly in Japan, we could experience weakness in our trust and banking businesses, real estate related business and asset management business, as well as deterioration in the credit quality of our loan portfolio and a related increase in our credit costs, which could adversely affect our results of operations and financial condition.

The Japanese economy temporarily slowed due to the impact of the Great East Japan Earthquake, however, there recently has been steady improvement owing to the restoration of manufacturing supply chains. Capital investment and consumer spending have generally been recovering and both are expected to return to a mild upward trend.

Nevertheless, there is increasing uncertainty about the pace of economic improvement, and downside risk must still be taken into account. In particular, fiscal concerns about Europe and the United States have contributed to an appreciation of the yen against other currencies, negatively affecting Japanese exporters which had recently showed signs of improvement, and which could lead to lower stock prices and delay the pace of Japanese economic recovery. If improvements in the Japanese economy are delayed then our loan and real estate businesses may be adversely affected, which could negatively affect our business, financial condition and operating results.

Our businesses may be adversely affected by negative developments with respect to other Japanese financial institutions, both directly and through the effects such developments may have on the overall Japanese banking environment and on its borrowers.

Some Japanese financial institutions, including banks, non-bank lending and credit institutions, affiliates of securities companies and insurance companies, experienced declining asset quality and capital adequacy and other financial problems during the period from the mid-1990s to the first half of the 2000s, resulting in the liquidation and government control of some of the affected institutions, and again during the recent financial crisis. If Japanese financial institutions experience similar declines in asset quality or capital adequacy or encounter other financial problems in the future, this could cause severe liquidity and solvency problems and could again result in the liquidation or government control of some of the affected institutions. Financial difficulties of other financial institutions could adversely affect us because:

•

troubled banks and financial institutions may discontinue or decrease their credit support to troubled borrowers to whom we are also a lender, resulting in significant failures of those borrowers and/or a deterioration in the quality of our loan portfolio;

•	we may be required to provide assistance or support to troubled banks or financial institutions;

•	financial institutions may become majority owned, controlled or subsidized by the Japanese government, which could change our competitive environment;

•	deposit insurance premiums that we are obligated to pay to the Deposit Insurance Corporation of Japan, or the DIC, could rise if deposit insurance funds held by the DIC prove to be inadequate; and

•	repeated or large-scale bankruptcies, or government support or control of financial institutions, could generally undermine depositor confidence or adversely affect the overall banking environment.

Risks Related to the Japanese Banking Industry

We are subject to significant regulation, and adverse regulatory developments or changes in laws, regulations, codes of practice, or government fiscal or other policies could have a negative impact on our results of operations.

We are subject to significant regulation and regulatory supervision as a financial institution. We conduct our businesses subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and judicial interpretations in Japan and the other markets in which we operate. Future changes in regulations or fiscal or other policies and their effects on us are unpredictable and beyond our control.

Changes in the regulatory environment may adversely affect our financial condition and results of operations. In recent years the Japanese financial services industry has been the subject of a number of significant regulatory initiatives. For example, in June 2006 legislation was enacted that substantially revised a number of laws governing activities of financial institutions, including the introduction of the Financial Instruments and Exchange Act, or the FIEA, to replace the Securities and Exchange Law as well as amendments to the Banking Act and other laws that came into force in September 2007. Among other things, these changes expanded the scope of the FIEA, formerly the Securities and Exchange Law, to apply to financial derivatives and derivative-embedded financial products as well as securities. These changes also applied more stringent regulatory requirements to certain areas of the financial services industry—for example, by expanding the duties of financial institutions to provide clients with detailed disclosure regarding the financial products they offer while also permitting certain types of new financial services businesses that had previously been prohibited. Related amendments applicable from the fiscal year that began April 1, 2008 added new requirements to Japan’s listed company reporting system under which listed companies must file, together with their annual securities reports, audited internal control reports assessing the effectiveness of their internal control structures for financial reporting. Any failure by us to comply with these and other changes in applicable laws and regulations could result in sanctions or penalties and could harm our reputation. In addition, these and other changes in applicable laws and regulations could also lead to increased compliance costs.

The FSA and other regulatory authorities also have the authority to conduct, at any time, inspections of SMTH and its trust bank subsidiaries, with respect to both operations generally and classifications of loans and receivables. From time to time, the FSA has encouraged stricter evaluation of loans and receivables by Japanese banks, and its inspections of banks have often resulted in the identification of more impaired loans and receivables than initially reported by the inspected banks. The FSA may encourage SMTH and its trust bank subsidiaries to apply stricter evaluation standards in the future, which could result in increases in our impaired loans and receivables and credit costs. The FSA may also encourage SMTH and its trust bank subsidiaries to support individual or SME borrowers and facilitate financing to those clients.

The Securities and Exchange Surveillance Committee, or SESC, also has the authority to inspect at any time SMTH’s trust bank and asset-management subsidiaries. Any failure of the trust bank or asset-management subsidiaries to comply with applicable laws and regulations, which could be discovered through an SESC inspection, could result in a business improvement order or other administrative sanction and could harm our reputation.

We may not be able to maintain capital adequacy ratios above the minimum required levels, which could result in the suspension of some or all of our operations.

SMTH and its trust bank subsidiaries are required to maintain capital adequacy ratios at or above the levels specified in the capital adequacy guidelines of the FSA. The capital adequacy ratios are calculated in accordance with Japanese banking regulations based on information derived from the relevant entity’s financial statements prepared in accordance with Japanese GAAP. These guidelines provide for minimum target ratios of capital to risk-weighted assets on a consolidated basis for Japanese banks and bank holding companies and on a non-consolidated basis for Japanese banks. As of March 31, 2011, CMTH’s consolidated capital adequacy ratio was 16.46%, Chuo Mitsui’s consolidated capital adequacy ratio was 15.47% and its non-consolidated capital adequacy ratio was 15.67% and Chuo Mitsui Asset’s non-consolidated capital adequacy ratio was 31.44%, in each case above the 4.0% minimum level required of Japanese banks without overseas branches or overseas bank subsidiaries. As of March 31, 2011, STB’s consolidated capital adequacy ratio was 15.63% and its non-consolidated capital adequacy ratio was 17.07%, in each case above the 8.0% minimum level currently required of Japanese banks with overseas branches or overseas bank subsidiaries. As a bank holding company with overseas branches or overseas bank subsidiaries, SMTH must maintain a capital adequacy ratio of 8.0% or higher under Japan’s current capital adequacy regulations. Giving effect to the share exchange as if it had occurred on March 31, 2011, our pro forma capital adequacy ratio would have been approximately 15% as of that date, on a consolidated basis. The capital adequacy ratio of SMTH or its trust bank subsidiaries could decline as a result of a number of factors, including:

•	increases in our credit costs;

•	declines in the value of securities held by us;

•	a reduction in the amount of deferred tax assets;

•	changes in accounting rules;

•	any inability to refinance subordinated debt obligations or non-cumulative preferred securities issued through finance subsidiaries with comparable debt obligations or securities;

•

potential downgrades of borrowers under the internal credit ratings-based approach to credit risk, potential increases in estimates of the probability of borrower default and potential increases in operational risk;

•

the risk that the FSA may revoke the approval it has granted to SMTH and its trust bank subsidiaries, which is required in order to adopt specific risk-weighting methods or operational risk-calculation methods, and its approval of our market risk calculation methods, provided for in the FSA bank capital adequacy guidelines;

•

any repurchase by SMTH from The Resolution and Collection Corporation, or the RCC, a wholly owned subsidiary of the DIC, of shares of SMTH common stock then held by the RCC, as a means of repaying the public funds CMTH’s predecessor institutions received from the Japanese government; and

•	other potential adverse developments discussed in these risk factors.

Under the FSA’s capital adequacy guidelines, where the net deferred tax assets of a bank or bank holding company established pursuant to Japanese GAAP exceed 20% of Tier 1 capital, its Tier 1 capital for capital ratio purposes must be adjusted by deducting the amount in excess of the limit. Giving effect to the share exchange as if it had occurred on March 31, 2011, we would have had net deferred tax assets of ¥239.2 billion as of that date based on the arithmetic total of CMTH’s and STB’s net deferred tax assets under Japanese GAAP, comprising above 8% of our Tier 1 capital. If the percentages of capital that consist of net deferred tax assets in accordance with Japanese GAAP for SMTH or its trust bank subsidiaries increase, or if the limits are further decreased, such change could adversely affect our capital adequacy ratio. Furthermore, under the new Basel III rules text published by the Basel Committee on Banking Supervision, or the Basel Committee, in December 2010, deferred tax assets that arise from timing differences will be recognized as part of the common equity component of Tier I, with recognition capped at 10% of the bank’s common equity component under certain conditions, while deferred tax assets that arise from net loss carryforwards will be deducted from the common equity component of Tier I. We anticipate that the FSA will change its capital adequacy guidelines to reflect the Basel Committee’s package of reforms, which may adversely affect our capital ratios.

If our capital adequacy ratio falls below the required level, the FSA could require us to implement a variety of corrective measures, including suspension of all or part of our business operations. For a discussion of our capital adequacy ratios and the related regulatory guidelines, see “Item 4. Information on the Company—Government Regulations—Japan—Capital Adequacy”, “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”

Pending changes in capital adequacy regulations could adversely affect our capital ratios.

Global financial and economic turmoil has prompted authorities to review and revise capital adequacy guidelines, in particular in relation to quality of capital and accounting standards, and such ongoing revisions could adversely affect our capital ratios.

The new Basel III rules text published in December 2010 by the Group of Central Bank Governors and Heads of Supervision, the oversight body of the Basel Committee, focuses on raising the quality of banks’ capital bases, enhancing risk coverage, inhibiting leverage, reducing pro-cyclicality and introducing liquidity regulation.

Under Basel III, minimum common equity and Tier I requirements under the new standards will be phased in between January 1, 2013 and January 1, 2015, and a capital conservation buffer will be phased in from January 1, 2016 and become fully effective on January 1, 2019. The countercyclical buffer requirement will be implemented according to national circumstances and, when in effect, will be introduced as an extension of the conservation buffer range. The Basel Committee has also adopted a requirement to ensure the loss absorbency of regulatory capital at the point of non-viability.

We anticipate that the FSA will change its capital adequacy guidelines to reflect new standards adopted by the Basel Committee. If these standards are adopted by the FSA, such implementation could cause our capital, leverage and liquidity ratios to be insufficient for regulatory purposes and could lead us to engage in capital conservation measures or may require us to raise common equity, which in turn could lead to dilution of earnings and lower return on equity, or ROE.

We operate in a highly competitive financial services industry.

Deregulation, consolidation among financial institutions, including the consolidation of rival trust banks into Japan’s major banking groups, diversification of financial institutions and the expanded presence of foreign financial institutions and investors have made the Japanese market for financial services highly competitive. Moreover, competition in overseas markets has intensified owing to global consolidation, convergence and alliances among financial institutions. We compete with various types of financial service providers, including:

•	banking groups, including Japan’s other major banking groups;

•	regional banking institutions;

•	Japan Post Bank Co., Ltd. and other government-controlled and government-affiliated entities;

•	major investment banks;

•	non-bank finance companies;

•	asset management companies; and

•	other financial service providers.

We expect that competition across our business lines will continue to intensify, including as a result of additional business combinations and alliances among their competitors and deregulation. Competitors may seek to match our service offerings, making it more difficult for customers to differentiate between our products and services and those of our competitors. If we are unable to compete effectively in this increasingly deregulated and competitive business environment, our business, results of operations and financial condition will be adversely affected.

Risks Related to Our Businesses

We face significant challenges in executing our business strategies.

We are pursuing various business strategies to strengthen our levels of expertise and expand our business operations to become Japan’s leading trust bank group in terms of scale and status. In addition to the risks associated with our ongoing management and business integration, there are various other risks that could adversely impact our ability to execute our business strategies, including the following:

•	we may be unable to sell or cross-sell our products and services as effectively as anticipated, and new products and services we introduce may not gain acceptance among customers;

•

we may be unable to integrate the personnel of the former CMTH Group and STB Group, our plans to redeploy personnel may be unsuccessful and we may have difficulty retaining employees as a result of the integration;

•	we may have difficulty coordinating the operations of our subsidiaries and affiliates, including those overseas, owing to legal restrictions;

•	we may lose customers and business as we integrate and, in some cases, rebrand some of our subsidiaries’ or affiliates’ operations;

•	we may lose clients or some of their business if clients choose to reallocate their business among trust banks owing to the transaction;

•	our efforts to streamline operations may require more time than expected and may cause negative reactions from customers;

•	we may have difficulty integrating the separate risk management structures of the former CMTH Group and STB Group;

•	we may be unable to achieve anticipated benefits of our business strategies owing to external factors such as a worsening of economic and market conditions or increased competition;

•	our business alliances may not produce the expected benefits, or alliance partners may decide to terminate their arrangements with us; and

•	we may have difficulty integrating information technology systems.

Our results of operations and financial condition may be adversely affected if we fail to execute any of our business strategies.

Credit costs related to problem loans could increase if there are adverse changes in the financial condition of our borrowers or general economic conditions, including real estate prices, that are not anticipated by our allowances.

In the course of the recent general economic turmoil in Japan, there have been a number of corporate bankruptcies and increased use of business revitalization alternative dispute resolution procedures implemented by the Japanese government, in particular by companies directly affected by declines in real estate prices, low consumer demand and the lingering effects of the worldwide financial and economic crisis. The economic environment in Japan has been affecting companies in sectors other than the financial sector, such as the real estate, construction, wholesale and retail industries. Because we have significant credit exposure to Japanese corporate and individual borrowers, these trends may adversely affect our credit costs. In addition, in certain situations where we think that doing so may improve the collectability of a loan, we may choose to not exercise our legal rights as a creditor, provide additional financing, waive portions of a loan or provide other financial assistance; any of which could increase our credit costs or balance of nonperforming loans.

As of March 31, 2011, CMTH Group’s aggregate amount of impaired loans and advances was ¥130 billion out of ¥9,608 billion total loans and advances. We expect that the integration of the former CMTH Group and STB Group will increase our aggregate amount of loans and advances but that the ratio of our aggregate amount of impaired loans and advances to total loans and advances will remain relatively unchanged.

Our problem loans and credit costs could increase if:

•	current restructuring plans of borrowers are not successfully implemented;

•	borrowers, particularly large borrowers, become insolvent or are forced to restructure, including as a result of a decision by us or any other lender to withdraw support from any such borrower;

•	the Japanese government’s economic stimulus measures are ended before the economy fully recovers;

•	Japanese regulators introduce more stringent rules on borrower classification or establishing reserves, including as a result of their inspections of our banking subsidiaries;

•	economic conditions in Japan, either generally or in specific industries in which large borrowers operate, again deteriorate or the global economic environment deteriorates generally;

•	real estate prices or stock prices in Japan decline; or

•	the rate of corporate or individual bankruptcies in Japan rises.

For the fiscal year ended March 31, 2011, allowances were set aside to incorporate the collective impairment assessment for loans to individuals, primarily for home loans in the areas affected by the Great East Japan Earthquake where verification may be difficult to perform on an individual basis. While we believe there is no need for additional allowance for this purpose, if the impact of the Great East Japan Earthquake on individual customers turns out to be greater than expected, there is a risk that additional credit-related expenses could arise. Our credit-related expenses could also increase as corporate performance worsens due to the Great East Japan Earthquake.

The credit quality of our loan portfolio may be adversely affected by the continuing financial difficulties facing some companies operating in the Japanese real estate, finance and insurance sectors.

We have large exposures to borrowers in the Japanese real estate, finance and insurance sectors and are thus exposed to the ongoing financial difficulties faced by some borrowers operating in those sectors. Some of the companies in these sectors to which we have extended credit are exposed to ongoing financial difficulties, and they may be in negotiations to cancel debt, engaged in Japan’s alternative dispute resolution process or considering whether to seek bankruptcy protection. If these companies are unsuccessful in their efforts due to continuing financial and operational difficulties or other factors, unable to resolve their difficulties or forced to seek bankruptcy protection or alternative dispute resolution, or if other lenders discontinue or decrease their financial support to these companies for any reason, there may be further significant deterioration in the credit quality of our loan portfolio, which would expose us to further loan losses. Moreover, we may decide to provide additional support to troubled borrowers unable to obtain new loans from other lenders, which may increase our credit risk and balance of impaired loans and receivables.

Our impairment allowance may be insufficient to cover future loan losses.

Our impairment allowances for loans are based on past experience of credit losses and assumptions and estimates about our loan portfolios, the value of collateral and guarantees, general business and economic conditions and other pertinent indicators. As of March 31, 2011, CMTH Group had an impairment allowance of ¥57 billion and collateral of ¥56 billion in relation to its impaired loans and advances of ¥130 billion. We expect that the integration of the former CMTH Group and STB Group will more-than double our impairment loans and advances and the related impairment allowance and collateral but that on a percentage basis our ratios of impairment allowance and collateral to impaired loans and advances to remain relatively unchanged. Our actual loan losses could prove to be materially different from the estimates and could materially exceed the allowances, in which case we would incur additional losses and would need to provide additional allowances for credit losses. This might occur if:

•	economic conditions deteriorate, either generally or in particular industries in which large borrowers operate;

•	the financial condition of our borrowers deteriorate;

•	the standards for establishing allowances change, causing us to change some of the evaluations, assumptions and estimates used in determining the allowances; or

•	the value of collateral declines.

Poor performance of the trust assets over which our trust bank subsidiaries have investment discretion or the assets managed by our asset management subsidiaries could materially adversely affect our businesses.

Success in the asset management business of our trust bank and asset management subsidiaries will depend in part on favorable investment performance relative to portfolio benchmarks, including the Nikkei Stock Average and the Tokyo Stock Price Index, or TOPIX, and competing investment products. Poor investment performance relative to such benchmarks or to competing products could cause clients to withdraw assets in favor of better-performing investment products or could diminish our ability to attract new clients, adversely affecting our operating results and financial condition.

Changes in projected income may adversely affect deferred tax assets.

We calculate and record deferred tax assets based on a reasonable estimation of future taxable income in accordance with applicable accounting standards. Our financial condition and results of operations could be materially and adversely affected if our deferred tax assets decline due to a change in our estimation of future taxable income or other factors.

Our trading and investment activities will expose us to interest rate fluctuations and other market risks.

We undertake trading and investment activities involving a variety of financial instruments, including securities, derivatives and other instruments. Our income from these activities is subject to a variety of market-related risks, including, among other things, changes in interest rates, bond credit ratings, foreign currency exchange rates and market prices for equity and debt securities.

We have substantial investments in yen-denominated debt securities, principally fixed-rate bonds. As of March 31, 2011, CMTH Group had ¥1,485 billion of available-for-sale domestic debt securities, of which ¥1,427 billion were Japanese government bonds, or JGBs. We expect that the integration of the former CMTH Group and STB Group will more-than double our aggregate amount of available-for-sale domestic debt securities. An increase in market interest rates could substantially decrease the value of our fixed-income portfolios, and any unexpected change in market interest rates could adversely affect our bond and interest rate derivative positions.

Declines in market prices for Japanese stocks may also reduce the value of our equity securities portfolio. As of March 31, 2011, CMTH Group had ¥579 billion in available-for-sale domestic equity securities, down from ¥713 billion as of March 31, 2010. We expect that the integration of the former CMTH Group and STB Group will roughly double our aggregate amount of available-for-sale domestic equity securities. The market values of equity securities are inherently volatile. A significant decline in market prices for Japanese stocks could cause us to recognize losses and could also have negative effects on our capital positions and distributable profits.

We also face risks with respect to our holdings of foreign bonds and other available-for-sale securities. As of March 31, 2011, CMTH Group had ¥1,002 billion of available-for-sale foreign securities, primarily consisting of foreign bonds, such as mortgage-backed securities issued by government-sponsored enterprises, U.S. Treasury notes and corporate bonds, but also including alternative investments, such as investments in foreign investment trusts, credit-linked bonds and repackaged bonds, foreign collateralized debt obligations and others. We expect that the integration of the former CMTH Group and STB Group will roughly double our holdings of foreign bonds and other available-for-sale foreign securities. Increases in market interest rates, adverse changes in currency exchange rates or the widening of credit spreads could substantially decrease the value of our foreign bonds. Significant declines in market prices for foreign stocks could negatively affect the value of other available-for-sale securities, such as foreign investment trusts. In addition, due to limited liquidity, market prices for some securities other than Japanese equity and debt securities may be volatile.

Changes in interest rates could adversely affect our financial condition and results of operations.

Our profitability is dependent to a large extent upon net interest income, which is the difference between interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, changes in interest rates could adversely affect our profitability. For example, if interest rates increase, unless the increases in net interest income resulting from the increases in interest rates are larger than the decline in the value of our holdings of debt securities, our financial condition and results of operations could be adversely affected. In addition, any increases in interest rates may lead to increases in our non-performing claims, as some of our borrowers may not be able to meet increased interest payment requirements, or to a decrease in demand for housing loans, an important element of our lending activities.

Refinancing risk could negatively affect our results of operations and financial condition.

We depend on our ability to continue to attract deposits and to refinance its debt obligations at commercially acceptable rates. We may encounter difficulty obtaining financing on reasonable terms if:

•	our balance of deposits significantly decreases;

•	our financial condition worsens or our results of operations decline;

•	our credit ratings are downgraded;

•	we suffer damage to our reputation; or

•	there is a general downturn in economic conditions or a decline in liquidity in the Japanese financial markets.

Similarly, during periods of unstable market conditions, we may need to find alternative sources of financing as traditional credit sources become constrained. Funding may not be available on acceptable terms, or at all. Our failure to refinance obligations could materially adversely affect our results of operations and financial condition.

A significant downgrade of our credit ratings could have a negative impact on our business.

Although SMTH has not, as a bank holding company, separately obtained its own credit ratings, credit ratings have been obtained by Chuo Mitsui, Chuo Mitsui Asset, STB and some of its subsidiaries, including Sumitomo Trust Banking Co. (U.S.A.) and Japan Trustee Services Bank, Ltd., or JTSB. Reduction of any of those ratings by one or more credit rating agencies could have a negative effect on our treasury operations, procurement of funds and other aspects of our business and could result in damage to our reputation. Any downgrade may also:

•	result in our having to accept less favorable terms in transactions or preventing us from entering into some transactions;

•	cause existing agreements or transactions to be cancelled;

•	lead clients to withdraw some or all of their funds from our accounts; or

•	require that we provide additional collateral in connection with derivatives transactions.

The occurrence of any of the above events could adversely affect our results of operations and financial condition.

Our risk management policies and procedures may not adequately address unidentified or unanticipated risks.

We devote significant resources to developing and strengthening our risk management policies and procedures. Nevertheless, particularly in light of the ongoing management and business integration between the former CMTH Group and STB Group, the policies and procedures that we are using to identify, monitor and manage risks may not be fully effective. As a result, these policies and procedures may not accurately predict future risk exposures, which could be significantly greater than the historical measures indicate.

We are exposed to a variety of day-to-day operational, legal and regulatory risks throughout the organization. Management of these risks requires, among other things, policies and procedures to properly record and verify large numbers of transactions and events. Operational risk is inherent in our businesses and can manifest itself in various ways, including malfunctioning or inappropriate internal processes, human errors and employee misconduct. The policies and procedures adopted by SMTH, its trust bank subsidiaries, its asset management subsidiaries, its other consolidated subsidiaries, its equity-method affiliates and other members of SMTH Group may not be effective in preventing losses related to the day-to-day operational and other risks that we face in our businesses.

As a listed company in Japan, SMTH will file annual securities reports, including audited financial statements and audited internal control reports assessing the effectiveness of its internal controls over financial reporting. If SMTH is unable to identify and resolve any significant defects or material weaknesses by the end of a particular fiscal year, SMTH will need to report that fact in its annual securities report. If this occurs, SMTH’s reputation may be damaged, which could lead to a decline of investor confidence in it. Moreover, SMTH may have to incur additional costs in order to implement internal controls needed to prevent or mitigate any such defects or weaknesses.

A failure or disruption of information technology or business systems could harm our relationships with our clients, expose us to administrative actions or otherwise adversely affect our operations.

The capacity and reliability of our electronic information technology and business systems are critical to our day-to-day operations. In addition to our own internal information technology systems, we also provide clients with access to our services and products through the internet and through our telephone banking system. Our hardware and software will be subject to damage or incapacitation due to human error, natural disasters, power loss, sabotage, hacking, product defects, computer viruses and similar threats. To date neither we, nor the former CMTH Group or STB Group, has experienced widespread disruption of service to clients, but there can be no assurance that we or our service providers will not encounter disruptions in the future due to substantially increased numbers of clients and transactions or for other reasons.

As is the case for many other Japan-based companies, our main information technology centers, which are located in Tokyo, are subject to earthquake risk. Although our information technology systems are designed to incorporate redundancy at all levels, including the capability to recover data and functionality, and although we have information storage and technology backup facilities, these measures may not be sufficient to avoid a material disruption in our operations. In addition, our continuity of business plans may not address all contingencies that could arise in the event of a major disruption of services and the failure to address such contingencies, if they were to occur, could harm our customer relationships of adversely affect our provision of services to customers.

We rely extensively on third-party service providers, including with respect to our information technology systems and other important aspects of our businesses, and the failure of third-party service providers to perform as expected could adversely affect our operations.

We rely on third-party service providers for significant elements of our information technology systems, including telephone, internet and data transport services. For example, Chuo Mitsui entrusts back-office operations relating to stock transfer agency services to Japan Stockholders Data Service Company, Limited, a 50/50 joint venture with Mizuho Trust & Banking Co., Ltd., or Mizuho Trust. Also, STB entrusts administrative services related to corporate pension plans, such as membership management and corporate pension benefit payments, to Japan Pension Operation Service, Ltd., or JPOS, a joint venture it established with Mizuho Trust. Because Japan Stockholders Data Service and JPOS are each affiliates, we are not in a position to fully control the administration of the back-office operations that we entrust.

Although we exercise care in selecting and monitoring third-party service providers, any problems with or interruptions in the services they provide could expose us to lawsuits or administrative sanctions, harm our client relationships or otherwise have an adverse affect on our results of operations and financial condition.

Employee or client fraud and other misconduct could subject us to losses and regulatory sanctions.

We are exposed to potential losses resulting from fraud, negligence and other misconduct by employees and clients. Employees may bind us to transactions that exceed authorized limits or present unacceptable risks, hide from us and our clients unauthorized or unsuccessful activities, improperly use confidential information or otherwise abuse client confidences. Clients may engage in fraudulent activities, including fraudulent use of client accounts or the use of a false identity to open an account for money laundering, tax evasion or other illegal purposes. Others could use stolen or forged ATM cards or engage in credit card fraud, in which case we may be required to indemnify our clients for the losses. Because of the broad range of businesses in which we engage and the large number of our employees and clients, such fraud and other misconduct will be difficult to completely prevent or detect, and we may not be able to recover the losses caused by such activities. As a result of these risks, we could be subject to regulatory sanctions, civil liability and significant damage to our reputation.

We may fail to meet the performance objectives in the business revitalization plan we submit to the FSA, which could subject us to administrative action.

As a recipient of public funds from the Japanese government, CMTH was required to submit and periodically update a business revitalization plan setting forth certain performance objectives for it and for its trust bank subsidiaries, Chuo Mitsui and Chuo Mitsui Asset. Because the public funds have not yet been repaid, SMTH is required to prepare and submit a business revitalization plan to the FSA and to periodically update such business revitalization plan. See “Item 4. Information on the Company—Government Regulations—Japan—Public Money Injection and Rationalization Plan” and “—Resolution and Collection Corporation.” If there is a considerable discrepancy between the business revitalization plan and actual performance:

•	SMTH may be required to submit a business improvement plan to the FSA and be subject to an order by the FSA to implement such a plan; and

•	if our financial results are substantially below the targets set in a business revitalization plan, then the FSA may take administrative action, including ordering our senior management to resign.

In addition, the FSA, the RCC or other governmental agencies could take other actions, as a regulator or shareholder, that are designed to protect the interests of depositors or the Japanese government’s investment but may be materially adverse to the interests of our other shareholders. Until all public funds received have been repaid or the RCC disposes of the SMTH shares it holds, we will continue to be subject to this heightened regulatory oversight by the FSA.

The Japanese government may elect to dispose of its shares of our common stock, which could adversely affect prevailing market prices.

As of April 1, 2011, the Japanese government held approximately 12% of our common stock, owing to the receipt of public funds by CMTH’s predecessor banks, which took place in 1999. If the RCC determines or is perceived to have then determined to dispose of these shares in the market, there is a possibility that our share price would be adversely affected depending on the market environment or other factors.

Our business operations will be exposed to risks of natural disasters, terrorism, pandemic and calamities.

Despite any preparations we take, our business operations will be subject to the risks of earthquakes or other natural disasters, blackouts, terrorism, pandemic and other calamities. An occurrence of these events could impair our business operations and adversely affect our operations and financial condition.

Risks of Owning Our Shares

On a nonconsolidated basis we depend on the earnings and cash flows of our operating subsidiaries to meet our obligations, and our ability to pay dividends is also restricted by statutory provisions.

As the holding company for SMTH Group, SMTH is dependent on the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries in order to pay expenses, meet its debt service obligations and pay any cash dividends or distributions on its shares. Some of these operating subsidiaries have debt outstanding or are subject to laws or regulations that impose restrictions or prohibitions on such operating subsidiaries’ ability to pay dividends or distributions. The ability of its subsidiaries to pay SMTH dividends may be limited by statutory provisions. As a result, although its subsidiaries may have cash, SMTH may not be able to access that cash to satisfy its obligations and pay dividends to its stockholders.

Under the Companies Act, SMTH is unable to declare or pay dividends unless it meets specified financial criteria on an unconsolidated basis. Generally, SMTH will be permitted to pay dividends only if it has retained earnings on its unconsolidated balance sheet as of the end of the preceding fiscal year as determined in accordance with Japanese GAAP. CMTH had a distributable amount of ¥406.0 billion as of March 31, 2011 that could be used for dividends. For details of restrictions on the payment of dividends on SMTH common stock, see “Item 10. Additional Information—Memorandum and Articles of Incorporation—Common stock—Dividends—Restriction on Distribution of Surplus.”

In addition, the right of SMTH to participate in any distribution of assets of any of its subsidiaries upon the subsidiary’s liquidation, or otherwise, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any claims by SMTH as a creditor of such subsidiary are recognized. As a result, the shares of each subsidiary held by SMTH are effectively subordinated to all existing and future liabilities and obligations of that subsidiary.

Japan’s unit share system imposes restrictions on the rights of holders of shares of common stock of SMTH that do not constitute a unit.

Pursuant to the Companies Act and related legislation, SMTH’s articles of incorporation provide that 1,000 shares of SMTH common stock constitute one unit. Holders of shares that constitute less than one unit do not have voting rights under the Companies Act, which imposes other significant restrictions and limitations on such holders. The transferability of such shares is also significantly limited. Under the unit share system, holders of shares constituting less than one unit have the right to require the issuer to purchase their shares. In addition, its articles of incorporation provide that a holder of less than one unit of its shares may request SMTH to sell to such holder the number of shares that will, when added to the shares constituting less than one unit, constitute one unit of shares, as long as SMTH has treasury stock to sell upon such request.

Rights of shareholders under Japanese law are different from those under the laws of other jurisdictions.

The articles of incorporation, share handling regulations and regulations of the board of directors and the provision of the Companies Act relating to joint stock corporations govern the affairs of SMTH. Legal principles relating to such matters as the validity of corporate actions, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from or less clearly defined than those that would apply if SMTH was incorporated in another jurisdiction. Shareholders’ rights under Japanese law are different in a number of respects and may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the

United States. For example, under the Companies Act, only holders of 3% or more of a joint stock corporation’s voting rights or total issued shares (excluding treasury stock) are entitled to examine the company’s accounting books and records. In addition, you may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell shares of SMTH at a particular price on any particular trading day, or at all.

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each listed stock, based on the previous day’s closing price. Although transactions on a given Japanese stock exchange may continue at the upward or downward price limit, if the price limit is reached on a particular trading day, no transactions on that exchange may take place outside these limits. Consequently, an investor wishing to sell shares on a Japanese stock exchange at a price outside of the relevant daily limit may be unable to complete the sale through that exchange on that particular trading day. In addition, any suspension of trading on a Japanese stock exchange could prevent investors from trading shares of SMTH.

It may not be possible for investors to effect service of process within the United States upon SMTH’s directors, senior management or corporate auditors, or to enforce against SMTH or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

SMTH is a joint stock corporation organized under Japanese law. Its directors, senior management and corporate auditors of reside outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon these persons. Furthermore, many of SMTH’s assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to enforce, against SMTH or these persons, judgments obtained in the U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. SMTH believes that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of claims predicated solely upon the federal securities laws of the United States.

SMTH will likely terminate its obligation under Section 15(d) of the Exchange Act to file or furnish reports required under Section 13(a), or the registration of SMTH with the United States Securities and Exchange Commission, or SEC, under Section 12(g) thereof, whichever is then applicable, as soon as practicable.

SMTH currently intends to terminate its obligation under Section 15(d) of the Exchange Act to file or furnish reports required under Section 13(a) thereof, or registration of SMTH with the SEC under Section 12(g) thereof, whichever is then applicable, as soon as the conditions for such termination are met, which is expected to occur in or around December 2011. After such termination, shareholders of SMTH will need to obtain information about it from public filings SMTH will make, press releases and announcements SMTH will issue and materials that SMTH will send directly to shareholders, in each case pursuant to Japanese law or otherwise voluntarily.

Holders of SMTH’s ADSs have fewer rights than a shareholder and must act through the depositary to exercise these rights.

SMTH sponsors an American Depositary Shares, or ADS, program for its shares. The rights of its shareholders under Japanese law to take actions such as voting their shares, receiving dividends and distributions, bringing derivative actions, examining accounting books and records and exercising appraisal rights are available only to shareholders of record. Because the depositary, through its custodian, is the record holder of the shares underlying the ADSs, a holder of ADSs is not entitled to the same rights as a shareholder. Any of the investors of

SMTH acting in the capacity of an ADS holder will not be able to bring a derivative action, examine accounting books and records of SMTH or exercise appraisal rights, except through the depositary.

If SMTH were to become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, U.S. investors in SMTH shares or ADSs would be subject to certain adverse U.S. federal income tax rules.

In general, a non-U.S. corporation will be a PFIC for any taxable year if (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Based upon certain proposed Treasury regulations, SMTH believes that it was not a PFIC for its taxable year ended March 31, 2011. However, there can be no assurance that SMTH will not be a PFIC for any taxable year. If SMTH were a PFIC for any taxable year during which a U.S. investor held its shares, such holder would be subject to certain adverse U.S. federal income tax rules, including the possible imposition of interest charges. See “Taxation—U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Rules.”

Item 4.	Information on the Company

BUSINESS OF SMTH

Introduction

SMTH is the financial holding company for SMTH Group—a specialty trust banking group in Japan.

SMTH Group includes:

•	SMTH, the holding company;

•	Chuo Mitsui, a trust bank subsidiary;

•	Chuo Mitsui Asset, a trust bank subsidiary;

•	STB, a trust bank subsidiary;

•	Chuo Mitsui Asset Management, an asset management subsidiary;

•	Chuo Mitsui Capital, an asset management subsidiary; and

•	other consolidated subsidiaries.

Through these subsidiaries and affiliates, SMTH provides a broad range of trust and banking, real estate, asset management, stock transfer agency, and other financial-related services for individual, corporate and institutional clients in Japan and overseas.

SMTH is a joint stock corporation (kabushiki kaisha) organized under Japanese law. The principal executive office of SMTH is located in Japan at GranTokyo, South Tower, 1-9-2 Marunouchi, Chiyoda-ku, Tokyo, 100-6611. The telephone number of its registered office is +81-3-6256-6000. SMTH’s registered agent in the United States is The Sumitomo Trust and Banking Company, Limited, New York branch, located at 527 Madison Avenue, New York, New York, 10022, and its telephone number is 1-212-326-0600.

SMTH common stock is currently listed on the First Sections of the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange.

History and Development

As of April 1, 2011, CMTH and STB carried out a share exchange and management integration, and CMTH changed its name to SMTH. See “—Formation of SMTH” below.

CMTH’s roots can be traced to The Mitsui Trust and Banking Company, Limited established in 1924 and The Chuo Trust and Banking Company, Limited established in 1962. In 2000, Mitsui Trust and Banking and Chuo Trust and Banking merged to form Chuo Mitsui, and in 2001 Chuo Mitsui acquired the shares of The Sakura Trust & Banking Co., Ltd. (subsequently renamed Mitsui Asset Trust and Banking Company, Limited, or Mitsui Asset) from The Sumitomo Mitsui Banking Corporation, or SMBC.

CMTH was established on February 1, 2002 as Mitsui Trust Holdings, Inc., the bank holding company of the Mitsui Trust Financial Group, by way of a stock transfer transaction by Chuo Mitsui under Japanese law.

Upon CMTH’s formation, CMTH purchased from Chuo Mitsui all of the shares of Mitsui Asset, making it direct wholly owned subsidiary of CMTH. In March 2002, Mitsui Asset succeeded to the pension trust and securities trust businesses of Chuo Mitsui by way of a corporate split transaction under Japanese law, and, in March and April of 2002, CMTH transferred an aggregate of 15.6% of the shares of Mitsui Asset to third parties through private placements, between September and November of 2006, in order to rationalize group management, CMTH reacquired all of the shares of Mitsui Asset held by third parties and again made Mitsui Asset a wholly owned subsidiary of CMTH through a series of cash purchases and a share exchange.

In October 2007, Mitsui Trust Holdings, Inc. changed its name to CMTH and its group trade name from Mitsui Trust Financial Group to Chuo Mitsui Trust Group. Mitsui Asset was also renamed Chuo Mitsui Asset. Simultaneously, in an effort to strengthen group management, CMTH converted Chuo Mitsui Asset Management and Chuo Mitsui Capital, which had been direct wholly owned subsidiaries of Chuo Mitsui, into direct wholly owned subsidiaries of CMTH, thereby separating the asset management-related businesses of Chuo Mitsui Asset Management and Chuo Mitsui Capital from Chuo Mitsui’s trust banking businesses to capitalize on strategic opportunities in the market for asset management services and to enhance risk management.

STB was originally incorporated under the name of Sumitomo Trust Co., Ltd. under the Trust Business Law in 1925. STB initially engaged only in trust business. In 1948, STB started banking operations. In 1949, STB listed its shares on the Tokyo Stock Exchange and the Osaka Securities Exchange. In 1952, STB adopted its current name, The Sumitomo Trust and Banking Company, Limited.

During the 2000s, STB pursued a series of steps, including mergers and acquisitions, to expand its business franchise. In 2000, STB acquired two trust banking entities—Daiwa International Trust Bank Limited from The Daiwa Securities Group Inc. and SB Trust Bank Co., Ltd. from Sumitomo Bank Co., Ltd. STB merged with those trust banking entities and as a result became the sole trust bank among the “Sumitomo companies” (a loose group of Japanese companies, most carrying the “Sumitomo” name, that has evolved during a period of over 100 years). Also in 2000, STB and The Daiwa Bank, Ltd. (now Resona Bank) jointly established JTSB, which specializes in securities processing services, and STB commenced a comprehensive REIT consulting business. STB became a licensed investment advisor and securities intermediary in 2004.

In 2005, STB acquired a 66% stake in Sumishin Matsushita Financial Services Co., Ltd., or SMFC. Also in 2005, STB acquired First Credit Corporation, which makes real estate-secured loans. In 2007, STB acquired Life Housing Loan, Ltd. or Life Housing, and also established SBI Sumishin Net Bank, Ltd. jointly with SBI group. In 2008, STB merged with Barclays Global Investors Japan Trust & Banking Co., Ltd. In 2009, STB acquired NAM, which is a major Japanese asset manager.

On November 6, 2009, STB and CMTH publicly announced they had reached a basic agreement on the management and business integration of their two groups. In April 2010, STB merged two leasing subsidiaries, STB Leasing Co., Ltd. and SMFC, to further rationalize its leasing operations. In September 2010, First Credit transferred its small and medium-sized real estate-secured loan business and other businesses to Life Housing, and Life Housing changed its trade name to Sumishin Real Estate Loan & Finance, Ltd.

For a chart showing our organizational structure as of April 1, 2011 after giving effect to the share exchange and management integration, see “—Formation of SMTH” below.

Formation of SMTH

In recent years, the industry environment for Japanese trust banks has become increasingly difficult owing to intense competition. So-called “megabank groups,” which consist of Mitsubishi UFJ Financial Group, or MUFG, Mizuho Financial Group and Sumitomo Mitsui Financial Group, or SMFG, all formed through the mergers of major banks, have strong competitive advantages over trust banks owing to their substantial client bases and size. In the Japanese trust bank industry, trust banks are classified into two groups, and competition between the two groups has been intense. One group is the trust banks that operate within megabank groups, such as Mitsubishi UFJ Trust and Banking Corporation, or Mitsubishi UFJ Trust, and Mizuho Trust. The other group is the trust banks that are independent from the megabank groups with their own client bases, such as CMTH Group and STB Group. Furthermore, due to deregulation, banks and trust banks must compete with other types of financial institutions, such as insurance companies and investment advisory companies.

The management of CMTH and STB each independently from time to time considered various strategic options, including the restructuring of their businesses in light of the recent financial crisis and the subsequent major structural changes in the global economy. In deliberating on how to strengthen its trust bank business, the management of CMTH and of STB considered the possibility of integration with an industry peer, including one another.

On November 6, 2009, the boards of directors of CMTH and STB adopted resolutions authorizing each to conclude a basic agreement to pursue specific discussions concerning the management integration of CMTH and STB, the basic objective of which would be to implement the management integration through a share exchange planned on April 1, 2011 and a subsequent merger of their subsidiary trust banks planned on April 1, 2012. On the same date, CMTH and STB jointly announced that they had concluded a basic agreement for the management integration.

On August 24, 2010, the boards of directors of CMTH and STB separately met and approved the share exchange agreement, with a share exchange ratio of 1.49 common shares of CMTH for each common share of STB, and a management integration agreement, and approved the public announcement of the execution of both agreements. On April 1, 2011, the share exchange and management integration took effect, and STB became a wholly owned subsidiary of SMTH and CMTH changed its name to SMTH.

On April 1, 2012, we plan to merge our three trust bank subsidiaries into a single trust bank subsidiary and to restructure certain other operations.

April 1, 2011

Sumitomo Mitsui Trust Holdings, Inc.
Trust Banks
The Chuo Mitsui Trust and Banking Company, Limited
Chuo Mitsui Asset Trust and Banking Company, Limited
The Sumitomo Trust and Banking Company, Limited
Private Equity Fund Management
Chuo Mitsui Capital Company, Limited
Asset Management
Chuo Mitsui Asset Management Company, Limited
Real Estate Operation
Chuo Mitsui Trust Realty Company, Limited
Other subsidiaries
Asset Administration
Japan Trustee Services Bank, Ltd.
Real Estate Operation
STB Real Estate Investment Management Co., Ltd.
Asset Management
Nikko Asset Management Co., Ltd.
STB Asset Management Co., Ltd.
Think Tank
STB Research Institute Co., Ltd.
Other subsidiaries

April 1, 2012 (Planned)

Sumitomo Mitsui Trust Holdings, Inc.
Sumitomo Mitsui Trust Bank, Limited
Asset Administration
Japan Trustee Services Bank, Ltd.
Private Equity Fund Management
Chuo Mitsui Capital Company, Limited
Investment Trust Management
Chuo Mitsui Asset Management Company, Limited
STB Asset Management Co., Ltd. *1
Merger
Think Tank *1
STB Research Institute Co., Ltd.
Chuo Mitsui Asset Management and STB Asset Management plan to be merged at an appropriate time
Asset Management *2
Nikko Asset Management Co., Ltd.
Real Estate Fund Management *3
Chuo Mitsui Trust Realty Company, Limited
STB Real Estate Investment Management Co., Ltd.
Other subsidiaries *4
*1 The appropriate timing of SMTH to directly own STB Asset Management and STB Research Institute is under consideration.
*2 NAM plans a public listing. SMTH is reviewing the holding structure of NAM, and may decide to directly hold NAM's shares.
*3 SMTH is reviewing the holding structure of Real Estate Fund Management subsidiaries after the management integration.
*4 SMTH is reviewing the business realignment of other subsidiaries whose businesses overlap.

Business Goals and Strategies

We conducted the share exchange and management integration in order to form a new trust bank group that, with the combination of significant expertise and comprehensive capabilities, provides better and swifter comprehensive solutions to our clients.

We aim to leverage our strengths to develop a business model that is distinct from that of Japanese megabank groups:

•

Provide comprehensive solutions, with superior products and services across business fields. We aim to leverage our high level of expertise and a wide range of capabilities, cultivated by both the former CMTH Group and STB Group over the years, to provide comprehensive solutions with superior products and services across business fields that correspond to clients’ needs.

•

Concentrate resources on prioritized strategic areas and focus on pursuit of synergies. We aim to improve profitability and realize stable and sustainable growth by concentrating management resources on strategic areas where we are competitive.

•

Financial soundness and capital efficiency. We aim to secure capital adequacy in terms of quality and quantity and maintain a sound financial position. At the same time, we aim to enhance our capital efficiency through the reinforcement of fee businesses based on our trust functions.

Holding Company Functions

As an integrated holding company, SMTH focuses on the management of the group’s business operations. The key functions of SMTH include:

•	formulating group management strategy;

•	allocating management resources;

•	monitoring administration of business activities;

•	supervising risk management;

•	supervising regulatory compliance; and

•	managing internal audits.

Group Structure

SMTH directly holds the shares of three trust banks, which SMTH plans to merge into a single trust bank, and the shares of the following entities, which operate asset management and administration-related and other businesses.

•	Chuo Mitsui Asset Management;

•	STB Asset Management Co., Ltd., or STB Asset;

•	Chuo Mitsui Capital;

•	STB Research Institute Co., Ltd., or STB Research; and

•	JTSB.

SMTH is considering when to directly own STB Asset and STB Research. Also, SMTH plans to merge Chuo Mitsui Asset Management and STB Asset at a time to be determined. In addition, SMTH’s trust bank subsidiaries own other group companies, and we may consolidate companies whose businesses overlap. With regard to Nikko Asset Management, Co., Ltd., or NAM, which aims to achieve an eventual public listing, SMTH is reviewing the form of ownership, including holding its shares directly in the future, taking into account the conditions for a public listing.

Business Overview

We engage in a broad range of trust and banking businesses through trust bank subsidiaries and asset management subsidiaries, as well as other finance-related activities through subsidiaries and affiliates.

Chuo Mitsui, Chuo Mitsui Asset and STB, are permitted under the Law Concerning Financial Institutions’ Concurrent Management of Trust Business (Law No. 43 of 1943), or the Concurrent Operations Law, to take custody of and manage assets under trust. Under the trust system in Japan, an entrustor entrusts assets to an entrustee through a trust agreement, will or other trust action. The entrustee then manages or disposes of the assets for the beneficiary in accordance with the intent of the entrustor. Assets that can be entrusted under the trust system in Japan include money, securities, money claims, properties, real estate, and intellectual property rights. In connection with managing and disposing of client assets, trust banks in Japan are authorized to concurrently engage in related businesses, including real estate brokerage, the stock transfer agency business and inheritance and succession businesses.

Chuo Mitsui offers retail trust and banking products and services to individuals and corporate clients. Chuo Mitsui’s retail business offers investment trusts (which STB calls mutual funds), annuity and other insurance products, various trust and deposit products, testamentary trust (which STB calls will trust), inheritance-processing services and tailor-made trusts. Chuo Mitsui also offers individual loans, including housing loans and reverse mortgages. Chuo Mitsui provides corporate clients with an array of financial services, real estate services and stock transfer agency services.

Chuo Mitsui Asset offers pension and security trust products to institutional investors, providing asset management, asset administration, and pension management services.

STB offers retail trust and banking products and services to individuals and corporate clients, as well as pension and security trust products to institutional investors.

Since the former CMTH Group and STB Group are in the same industry and independent of the so-called “megabank groups”, the former STB Group’s lines of business are quite similar to those of the former CMTH Group.

As of March 31, 2011, Chuo Mitsui had ¥6,321 billion in total entrusted assets, Chuo Mitsui Asset had ¥32,111 billion in total entrusted assets, and STB had ¥82,180 billion in total entrusted assets under Japanese GAAP.

As of March 31, 2011, Chuo Mitsui had 67 regular branches, 3 sub-branches, 28 Consulplazas (in-store mini-branches specializing in consulting services for individual clients) and a support center that provides customer assistance to individual clients. Chuo Mitsui has overseas subsidiaries in the United States, the United Kingdom, Singapore and Hong Kong, and Chuo Mitsui has representative offices in the United States, Singapore, China and the United Kingdom.

As of March 31, 2011, STB had its head office in Osaka and had 51 branches and 12 representative offices. It had four overseas branches in the United States, the United Kingdom, Singapore and China, four overseas representative offices in Indonesia, Thailand, China and Korea, and four overseas subsidiaries in the United States, Luxembourg and China (two subsidiaries).

Products and Services Offered by Chuo Mitsui

In recent periods, Chuo Mitsui has focused on certain strategic areas of its business such as investment trusts, annuity and other insurance products, real estate-related business and housing loans. For individuals, Chuo Mitsui has focused in particular on the extension of housing loans and sales of investment trusts and annuity and other insurance products. Chuo Mitsui also offers its advisory services to individuals in the areas of testamentary-related services. For corporate clients, Chuo Mitsui offers services such as real estate operations services, real estate nonrecourse loans, and corporate finance and investment banking services, including corporate advisory services. Chuo Mitsui has also strengthened its corporate offerings in stock transfer agency services and other areas. Chuo Mitsui’s principal products and service offerings to its individual and corporate clients are summarized below.

Savings and Investment Products and Services for Individuals

Chuo Mitsui offers individual clients a wide selection of savings and investment products, including a range of investment trusts and annuity and other insurance products, for which it acts as sales agent, as well as a variety of deposit products and other trust-related products designed to suit the individual needs of each client. In addition, through “Best Quality,” Chuo Mitsui’s members-only service for clients with an individual aggregate transaction balance exceeding ¥10 million, Chuo Mitsui offers eligible clients preferential interest rates and reduced fees.

The former CMTH Group has recently been focusing on increasing its sales volumes of investment trusts and annuity and other insurance products in order to take advantage of the trend of individuals increasingly shifting their financial assets from savings to investments. For example, Chuo Mitsui increased the number of its Consulplaza locations specializing in consulting services for individual clients from 22 to 28 in the three-year period ended March 31, 2011. Chuo Mitsui has also broadened the services available through its “Chuo Mitsui Direct” internet channel. In addition, Chuo Mitsui hosts periodic seminars to provide investors with information about the investment trusts and annuity and other insurance products that it offers, sponsors special sales campaigns related to these products and targets its existing customers, including borrowers under its individual loans, for cross-sales of these products.

Investment Trusts. Chuo Mitsui offers a wide array of investment trust products. By offering one-on-one consultations with individual investors, Chuo Mitsui strives to provide products geared to its clients’ needs. The investment trust products offered by Chuo Mitsui are created and managed by a variety of financial institutions, including Chuo Mitsui Asset Management. Chuo Mitsui derives revenues on sales of these investment trusts through up-front sales commissions and annual trust fees earned under contracts with these institutions. Chuo Mitsui’s sales balance of investment trust products decreased following the global financial crisis, but more recently the sales balance of such products has been moderately recovering. Strengthening consultation capabilities is expected to make an important contribution to enhance revenue from sales of these investment products.

Chuo Mitsui’s lineup of investment trust offerings includes trusts that invest in a variety of Japanese and overseas equity and debt securities, including Japanese and overseas index-based securities. To attract individual investors seeking a diversified investment product, Chuo Mitsui also offers investment trusts incorporating Japanese and overseas real estate investment trust, or REITs, as well as an emerging markets high-yield investment trust, which provides a monthly dividend payment to investors.

For individual account holders intending to invest a minimum amount of ¥10 million who wish to invest in a variety of investment trust products, Chuo Mitsui offers “Chuo Mitsui Private Wrap.” This is an asset management product with comprehensive investment advisory and retail asset management services, including assistance in forming a fundamental investment plan and ongoing assistance with the selection of specific investments, purchase and sales execution and periodic monitoring and reporting. Chuo Mitsui Private Wrap investors may invest in different classes of investment trusts, including trusts invested in domestic and overseas equities, bonds and REITs, as well as commodities and hedge funds. Chuo Mitsui also offers “Chuo Mitsui Executive Wrap” to individual account holders who intend to invest ¥100 million or more in order to meet the needs of customers with greater investment experience and more tolerance for risk.

Annuity and Other Insurance Products. Chuo Mitsui’s insurance product lineup consists primarily of variable annuities and other annuity insurance as well as lump-sum whole life insurance products. Through one-on-one consultations, Chuo Mitsui works to identify each individual client’s needs and to propose the insurance products best suited to those needs. Chuo Mitsui also offers some of its annuity and other insurance products via its Chuo Mitsui Direct internet channel. All the insurance products that Chuo Mitsui offers are created and managed by third-party financial institutions and, through contracts entered into with these institutions, Chuo Mitsui earns a sales commission on each insurance product that it sells.

In recent years, Chuo Mitsui has introduced new annuity and other insurance products. Recently, Chuo Mitsui added fixed annuities to its product lineup as well as variable annuities to respond to the needs of individuals.

Deposit Products. Chuo Mitsui offers an array of deposit account options suited to small- and large-scale depositors. Chuo Mitsui’s deposit product lineup allows clients to select the products best suited to their savings needs, including ordinary deposit accounts as well as short- and long-term time deposit accounts. Chuo Mitsui also offers time deposit products designed to attract investors in search of higher returns, including foreign-currency and variable-rate products. In addition, Chuo Mitsui previously offered savings-type trust products, similar to deposits, for which Chuo Mitsui guarantees the principal. Loan trusts were a major saving product for individuals who desired to save by investing their funds for a long period of time. In September 2009, Chuo Mitsui stopped accepting new funds for or rolling over existing funds in loan trusts as part of an initiative to revise its product lineup. Money trust products provide retail clients with a variety of savings options, including jointly operated designated money trusts, or JOMTs. Although JOMTs typically have a maturity of five years; Chuo Mitsui offers them in a variety of maturities, from one year to five years or more.

Chuo Mitsui supports the range of products described above with individually tailored retail investment advisory services provided through sales and consulting staff located in each of its regular and sub-branch offices and in its Consulplaza locations, which provide an array of individual consulting services including loans, real estate, asset management and testamentary and inheritance matters. In addition, in 2005 Chuo Mitsui opened its “Private Trust Salon” in the historic Mitsui Main Building in Nihonbashi, Tokyo. Through the Private Trust Salon, Chuo Mitsui provides private banking services to high net-worth clients, including comprehensive consulting and administrative services relating to real estate and asset management, as well as testamentary, tax and estate planning.

In addition, Chuo Mitsui has alliances with leading domestic companies to raise its brand awareness among consumers and to secure new clients and business opportunities. Chuo Mitsui has a business alliance with Seibu Holdings Inc., whereby holders of a Seibu “Prince Card” or a “Prince Card Gold” credit card can accumulate Prince points and are eligible to receive preferential interest rates or fee discounts when they purchase certain Chuo Mitsui products and services. Chuo Mitsui also has similar credit card alliances with, for example, Tokyu Card, Inc., for holders of its “TOP & Card,” Odakyu Electric Railway Co., Ltd., for holders of its “OP Credit Card,” and Keihin Electric Express Railway Co., Ltd., for holders of its “Keikyu Card.”

Individual clients may use their Chuo Mitsui cash cards to make deposits and withdrawals from ordinary deposit accounts and other accounts at Chuo Mitsui and third-party ATMs throughout Japan and may also use CMTH’s integrated Chuo Mitsui Direct internet banking and telephone banking system to remotely access their accounts. Customers can use the Chuo Mitsui Direct system to view detailed account statements and make electronic transfers from their ordinary deposit accounts, as well as view detailed account statements, make deposits and renew or terminate time deposits. Customers may also deposit funds into foreign currency deposit accounts and buy and sell investment trust products, as well as view simulations of investments in investment trust products. In order to enhance efficiency and the consulting capabilities that it can offer to individual customers, Chuo Mitsui has introduced a branch terminal system called “Palette” which has new features reflecting feedback obtained from customer surveys. Palette reduces the time and effort that Chuo Mitsui customers must spend on paperwork for investment trust products.

Housing Loans

Chuo Mitsui offers an array of products and services to individuals considering the purchase or sale of a home. Chuo Mitsui provides to clients, mainly through real estate developers and real estate agents, housing loans specifically designed for first-time homeowners, as well as loan refinancing and home equity loans for existing homeowners who wish to reduce their interest payments or to increase their liquidity.

Chuo Mitsui leverages its extensive experience in the real estate industry and comprehensive lineup of housing loan products to meet demand by individuals for housing loans. For example, Chuo Mitsui provides:

•	loans for first-time homeowners as well as financing to cover the cost of building a new home, to purchase a home upon selling an older dwelling and to refinance an existing housing loan;

•	“Exerina” housing loans for working women offering reduced interest rates for the first year after a child is born, medical insurance upon hospitalization and other special features;

•	home-backed card loans, called “a-style,” which are secured financial instruments that enable clients to acquire funds for their personal use;

•	home equity loans and loans for the elderly to remodel their homes to make them barrier-free or better able to withstand earthquakes; and

•

loans with repayment provisions that grant borrowers added peace of mind in the event of unforeseen circumstances, such as illness, through loan packages that carry a rider against all three major diseases in Japan—cancer, stroke and heart attack—or one specifically for cancer.

In 2005, Chuo Mitsui began offering a reverse mortgage loan product designed to serve the lifestyle needs of the growing population of elderly Japanese homeowners, one of the first reverse mortgage products to be offered in Japan. Chuo Mitsui’s reverse mortgages allow homeowners between the ages of 60 and 83 to borrow funds against the equity that they have built up in their homes. Upon the death of the borrower, the balance on the reverse mortgage is paid from the proceeds of the sale of the home by the borrower’s estate. Chuo Mitsui’s reverse mortgages are generally suited to relatively wealthy, older homeowners.

Testamentary Services

Chuo Mitsui offers individual clients a range of testamentary-related services. Chuo Mitsui provides preparation, custodial and executory services for wills as well as services on behalf of heirs in cases where the deceased did not prepare a will, including examining the assets in an estate and transferring title to those assets to the respective heirs. Chuo Mitsui also offers a testamentary trust product that allows a person to place a portion of his or her estate assets in trust pending the execution of the will.

Chuo Mitsui is focusing on and aims to increase income from testamentary-related businesses by drawing on the agency agreements entered into in recent years with a number of important strategic partners. Under agency agreements entered into by Chuo Mitsui with a number of regional Japanese banks and with each of SMBC, Tokai Tokyo Securities Co., Ltd., SMBC Nikko Securities Inc. and Heian Ceremony Services, K.K., a provider of wedding and funeral services and related advisory services, each of these agents refers its clients to the testamentary services and testamentary trust products offered by Chuo Mitsui.

In 2008, Chuo Mitsui announced a referral alliance with Prudential Life Insurance Co., Ltd. in the area of testamentary trust and execution. We believe that it was one of the first alliances of its kind to be made between an insurance company and a trust bank after the 2008 amendments to the Insurance Law of Japan officially permitting such alliances.

Corporate Finance and Investment Banking Services

Corporate Lending. Chuo Mitsui has years of experience in corporate lending to many of Japan’s major companies including, as its clients, companies in the Mitsui group.

Chuo Mitsui addresses the diverse fund procurement requirements of corporate clients by providing corporate restructuring and revitalization-related financing. Chuo Mitsui draws on a wealth of experience and know-how accumulated over many years to provide financing geared to the needs of corporate clients. Financing techniques include leveraged financing, which enables clients in the process of corporate restructuring to reinforce corporate value through management buyouts and leveraged buyouts, and debtor-in-possession financing for clients seeking funds to revitalize operations through corporate rehabilitation procedures.

Corporate Advisory Services. Chuo Mitsui provides its corporate clients with a variety of advisory services in areas including the formation and execution of financial strategies, corporate restructuring and revitalization plans and the establishment of business succession plans. Chuo Mitsui provides an array of financing and advisory services relating to merger and acquisition transactions, as well as corporate restructuring and revitalization schemes.

Securitization. Chuo Mitsui assists companies in reducing their balance sheets and enhancing liquidity through securitization of assets. Chuo Mitsui provides comprehensive advisory and administrative services to allow its corporate clients to place their corporate accounts receivable, bills of exchange and other receivables into trust. Once receivables have been placed in trust, Chuo Mitsui arranges the sale of interests in the trust to investors.

Corporate Bond Administrative Services. Chuo Mitsui has accumulated years of experience and know-how in providing bond trustee and fiscal agent services to its corporate clients in connection with domestic corporate bond issuances. Chuo Mitsui also has considerable experience in the role of custodian’s agent in connection with overseas convertible bond issuances by Japanese corporations.

Corporate Business Matching Services. Chuo Mitsui has also focused its efforts in recent years on increasing the revenue contribution of its business-matching services, in which Chuo Mitsui introduces clients to potential business partners that can enlarge their marketing channels and provide outsourcing assistance.

Market Operations

Chuo Mitsui invests in JGBs, foreign government bonds, Japanese stocks, and other market-risk-related securities which include investments in foreign and domestic investment trusts, domestic residential and commercial mortgage-backed securities, derivatives, domestic and foreign buyout and other funds and domestic real estate equity investments. Market risks in relation to the securities are monitored by Chuo Mitsui’s Risk Management Department and reported to the executive committee. In addition, Chuo Mitsui transacts in various kinds of derivative products, such as interest rate swaps and foreign currency transactions, for hedging or trading purposes.

Real Estate Operations Business

Chuo Mitsui provides real estate brokerage services and also provides services to help clients identify and evaluate potential investment properties, including appraisal services. Chuo Mitsui keeps its corporate clients informed of available properties and current market conditions through its real estate information network, in cooperation with a number of real estate companies.

With its deep and broad experience in the real estate industry, we believe Chuo Mitsui is well positioned to provide real estate fund managers with brokerage and an array of related services as they assemble their portfolios of properties at the time of formation and as they dispose of and purchase additional properties during the lives of their funds. In addition, the Investment Trust and Investment Companies Act (Law No. 198 of 1951) requires Japanese real estate investment trusts, or J-REITs, to outsource to trust banks and other financial institutions general administrative tasks such as bookkeeping and procedures related to transfers of title for investment units and debt instruments of J-REITs. Chuo Mitsui provides these services to a number of J-REITs. Chuo Mitsui is also involved in the planning and development of J-REITs designed to meet the investing needs of pension funds and other institutional investors.

Real Estate Asset Finance

Chuo Mitsui offers advanced financial techniques, based on the know-how and track record it has obtained through both its financing and real estate operations businesses, in order to securitize real estate properties.

In relation to real estate asset finance, Chuo Mitsui offers financing solutions tailored to its clients’ various real estate-related needs, such as providing special purpose companies, or SPCs, established by real estate developers with nonrecourse loans for real estate projects, providing J-REITs or private funds with loans to acquire properties, or offering corporate clients ways to securitize properties.

Chuo Mitsui believes it is a pioneer in the real estate asset financing market in Japan. Based on its expertise from the financing and real estate-related businesses, Chuo Mitsui uses stringent and conservative valuation techniques when monitoring collateral properties for financings.

Stock Transfer Agency Services

Chuo Mitsui provides stock transfer agency clients with a number of administrative services, including maintaining shareholders’ registers, conducting surveys and analyses of clients’ institutional shareholders, mailing out voting documents, distributing convocation notices for shareholders’ meetings and calculating and distributing dividends. Chuo Mitsui also provides execution services for stock-related transactions such as recapitalizations, stock splits and corporate restructuring-related transactions such as statutory share transfers, statutory share exchanges and corporate splits. Chuo Mitsui’s online system for shareholders’ meetings reduces corporate time and expenses and gives shareholders greater flexibility in exercising their voting rights. Shareholders can vote online 24 hours a day, until the day prior to a shareholders’ meeting, using mobile phones or computers connected to the internet.

Chuo Mitsui also provides stock transfer agency clients with an array of corporate advisory and consultation services related to investor relations activities, including those targeting foreign investors. Chuo Mitsui employs staff who specialize in providing advisory services to corporate clients considering initial public offerings, and offers other consulting services including seminars, informational forums and periodical publications designed to keep clients informed of changes to the Companies Act and the FIEA that could affect their businesses.

The stock transfer agency business of Chuo Mitsui has been a reliable source of fee income, and CMTH seeks to further grow this business by drawing on the trust agency agreements Chuo Mitsui has entered into with SMBC, Tokai Tokyo Securities and a number of regional Japanese banks, under which each agent refers to Chuo Mitsui potential clients for its stock transfer agency services.

Trust Services and Business

As described above, Chuo Mitsui offers saving-type trust products to individual clients. In addition, Chuo Mitsui offers a variety of trust products tailored to the investment and asset management needs of its individual and corporate clients. For example, trust products used by corporate clients of Chuo Mitsui include the following:

Composite Trusts

Composite trusts are trusts in which the trust property consists of more than one type of asset. Composite trusts may be discretionary trusts or nondiscretionary trusts. The majority of the composite trusts administered by Chuo Mitsui consist of real estate-managed trusts employed in connection with real estate securitization structures. As of March 31, 2011, the entrusted balance of Chuo Mitsui’s composite trusts was ¥5,224 billion.

Money Trusts

As of March 31, 2011, the entrusted balance of Chuo Mitsui’s money trusts was ¥778 billion. Generally, entrustments of money that are required at maturity to return assets to the client in money are categorized as money trusts. Money trusts invest in various kinds of securities including bonds and stocks. Chuo Mitsui’s money trusts can be categorized into two main types, depending upon the manner in which the entrusted funds are managed:

•

Jointly Operated Designated Money Trusts. JOMTs are savings vehicles in the form of open-ended trusts. Chuo Mitsui guarantees the principal of certain of the JOMTs that it offers. JOMTs are offered in a number of contract maturities, from one year to five years or more. Beneficiaries of almost all JOMTs are paid a fixed-rate dividend. JOMT funds are jointly managed pursuant to general guidelines set forth in the trust agreement.

•

Independently Operated Designated Money Trusts. Assets entrusted to an independently operated designated money trust are segregated from other entrusted funds and are managed by Chuo Mitsui pursuant to guidelines established by the person that has entrusted the funds.

Other Types of Trusts

As of March 31, 2011, Chuo Mitsui had ¥319 billion of assets in trusts other than the types of trusts described above. These other types of trusts include those described below.

Real Estate in Trust. In connection with Chuo Mitsui’s real estate business, Chuo Mitsui offers its real estate in trust products, through which Chuo Mitsui’s customers may entrust their buildings, developed or undeveloped land or leasehold interests. As of March 31, 2011, the entrusted balance of Chuo Mitsui’s real estate in trusts was ¥76 billion.

Property Formation Benefit Trusts. Property formation benefit trusts are specialized savings plans provided by a company to its employees to enable them to save for the purchase of a house, for retirement or for other purposes. As of March 31, 2011, the entrusted balance of Chuo Mitsui’s property formation benefit trusts was ¥13 billion.

Money Claims in Trust. As described above, money claims in trust are vehicles that provide clients with asset-backed securitization products such as sales credit trusts and billing credit trusts. As of March 31, 2011, the entrusted balance of Chuo Mitsui’s money claims in trusts was ¥1 billion.

Loan Facilitation

In response to legislation passed in November 2009 intended to lessen some of the effects of the global economic downturn, and to fulfill its social role as a lender, Chuo Mitsui has taken a number of steps to facilitate financing to individual clients and SME clients having difficulties owing to the recent business environment. In particular, Chuo Mitsui has appointed staff at its branches who are responsible for quickly responding to consultation requests by individual and SME borrowers about the terms of their loans and, in the case of small and medium-sized enterprises, or SMEs, to help them with management issues. Chuo Mitsui has also established a team in its headquarters responsible for overseeing and coordinating branch efforts to facilitate financing for clients. Chuo Mitsui has created a horizontal structure within its headquarters that includes the heads of its risk management and other departments in order to facilitate the flow of information and assess its response to client needs on a company-wide basis.

Products and Service Offerings of Chuo Mitsui Asset

Types of Businesses Offered by Chuo Mitsui Asset

Chuo Mitsui Asset is a “wholesale trust bank,” providing the asset management, asset administration and pension management businesses described below to institutional investors.

The following table shows the relationship between three business categories and product lines of Chuo Mitsui Asset.

Trust Asset Management Business

Chuo Mitsui Asset had approximately ¥24 trillion in assets under management as of March 31, 2011, including corporate pensions, public pensions and mutual-aid-association pensions, which are managed according to guidelines formulated with the explicit input of clients.

Chuo Mitsui Asset offers a diverse selection of asset management products, including actively managed and passively managed funds targeting both domestic and foreign investments. Actively managed funds are managed according to research data and quantitative analyses compiled by Chuo Mitsui Asset’s own in-house corporate and economic analysts. Chuo Mitsui Asset is one of the largest managers of passively managed funds in Japan. Chuo Mitsui Asset also provides hedge funds, real estate funds, private equity funds and other alternative investment funds.

In addition, following the lifting in 2004 of restrictions on the ability of trust banks to provide investment advisory services, Chuo Mitsui Asset has offered consulting services for its clients’ portfolios. Chuo Mitsui Asset also provides Chuo Mitsui Asset Management and other institutional investors with investment advisory services in connection with its trust asset management business.

In recent years Chuo Mitsui Asset has been promoting among overseas institutional investors sales of Japanese stock funds, provision of advisory services mainly related to Japanese stock investments and its other services.

Trust Asset Administration Business

The trust asset administration business, in which asset administration professionals provide custody, settlement, accounting and record-keeping services to fund managers, is a natural complement to Chuo Mitsui Asset’s trust asset management business. Chuo Mitsui Asset also provides services beyond the standard menu of administrative services, such as securities lending, transition management and information management services, including integrated presentation of trust asset administration results.

Chuo Mitsui Asset provides trust asset administration clients, such as pension funds and other institutional investors, with online access to master record-keeping services that provide timely, integrated data regarding their assets. Even where the assets of a client are distributed among different types of funds under management by multiple fund managers, Chuo Mitsui Asset can provide integrated data on the status of the client’s investments, comparative evaluations of investment performance under different fund managers, and information useful to evaluate risk management efforts.

Chuo Mitsui Asset also offers transition management services to clients that are replacing asset management companies, changing the allocation of assets within a fund or making other significant changes to a fund. Chuo Mitsui Asset provides such clients with consultation and advisory services, consolidates the administrative operations involved in any transition of assets and manages the overall transition process to help minimize associated costs and risks.

To enhance efficiency, Chuo Mitsui Asset entrusts its basic trust asset administration operations to SMTH’s subsidiary, JTSB. JTSB is a large asset administrator in Japan, with ¥184 trillion in entrusted assets as of March 31, 2011.

Pension Management Business

With the introduction of retirement benefit accounting, the enactment of the Defined Contribution Pension Law of Japan (Law No. 88 of 2001) and the Defined Benefit Corporate Pension Law of Japan (Law No. 50 of 2001), and the continuing aging of Japan’s population, the role of corporate and other pension plans has grown significantly.

In its capacity as a provider of pension management services, Chuo Mitsui Asset offers system and contract administration services, actuarial calculations and member and beneficiary maintenance services to corporate clients in all industry sectors, from large corporations to SMEs. Chuo Mitsui Asset provides these services on behalf of defined-benefit type pension plans and defined-contribution type pension plans.

The tax-qualified pension plan system will be abolished by law in March 2012, and companies will have to adopt other pension plans. Chuo Mitsui Asset will strengthen its consultation ability to support companies in their transition to a defined benefit corporate pension plan or defined contribution pension plan, and strive to ensure a smooth and orderly shift.

Product Lines Offered by Chuo Mitsui Asset

Chuo Mitsui Asset offers a number of trust products designed to suit the investment and asset management needs of institutional investors.

Chuo Mitsui Asset does not guarantee the principal of any of the trusts that it administers.

Chuo Mitsui Asset derives revenues from its trust business primarily from trust fees. Most of the fees derived from trusts administered by Chuo Mitsui Asset are calculated based principally on the value of the assets in trust. Fee percentages typically are higher for discretionary trusts than for nondiscretionary trusts.

Pension Products

The nonconsolidated balance of entrusted assets in Chuo Mitsui Asset’s pension trust business as of March 31, 2011 was ¥7.0 trillion, compared to ¥6.7 trillion as of March 31, 2010. The four most important types of pension trusts operated by Chuo Mitsui Asset are employee pension fund trusts, tax-qualified pension fund trusts, defined-benefit corporate pension trusts and national pension fund trusts, each of which is described below.

Employee Pension Fund Trusts. An employee pension fund trust is a trust vehicle established by an employee pension fund, which is a special type of corporation under Japanese law that may only be established with the approval of the Ministry of Health, Labor and Welfare. Corporations or associated groups of corporations establish an employee pension fund to provide for the management of a portion of the pension moneys of the Employee Welfare Pension Insurance program, the pension program administered by the Japanese national government. Additionally, employee pension fund trusts are managed with the aim of generating pension benefits in addition to those provided by the national program. Corporations and their employees make contributions to their employee pension fund, for which some contributions are supplemented by contributions from the Japanese government, and the employee pension fund in turn entrusts such funds in an employee pension fund trust with Chuo Mitsui Asset. Chuo Mitsui Asset believes it provides its clients with industry-leading pension plan services.

Tax-Qualified Pension Fund Trusts. Before 2004, a corporation could establish a tax-qualified pension fund as a trust pursuant to a trust agreement with Chuo Mitsui Asset as long as certain statutory requirements were met under Japanese tax law. Employer and employee contributions to a tax-qualified pension fund trust are tax deductible, and trust income is not taxed until it is paid out upon retirement. With the enforcement of the Defined-benefit Corporate Pension Act (April 1, 2002), all funds held in tax-qualified pension funds must be transferred to defined benefit corporate pension trusts, a new defined benefit pension system described below, and other types of pension trusts by the end of March 2012, when tax-qualified pension plans will be legally abolished.

Defined-Benefit Corporate Pension Trusts. The severe economic environment in recent years has led to problems with employees’ pension funds and tax-qualified pension plans, where in some cases the pension assets are not sufficiently protected in a bankruptcy, and the system may need to be revised in order to protect employee rights to receive benefits, or eligibility. To deal with these kinds of situations, the Defined-Benefit Corporate Pension Law determines reserve obligations and other standard measures for eligibility protection, and is intended to reorganize the defined-benefit type pension system.

National Pension Fund Trusts. The National Pension Fund is open to self-employed individuals and others who do not have the benefit of a corporate pension plan. National pension fund trusts are funded with the moneys paid into the National Pension Fund, a pension fund system administered by the Japanese national government. Although the National Pension Fund is a national system, its administration is divided among a large number of local city and prefectural governments and among a number of industry-related groups.

Defined-Contribution Pensions. With defined-contribution pensions, the contributions paid are clearly specified for each employee, and benefits are determined based on the sum of the contributions and the investment profit generated by the pension plan.

Money Trusts

As of March 31, 2011, the entrusted balance of Chuo Mitsui Asset’s money trusts was ¥8,305 billion. Generally, entrustments of money that are required at maturity to return assets to the client in money are categorized as money trusts. Money trusts are most commonly used by pension funds or other public funds and invest in various kind of securities including bonds and stocks. Chuo Mitsui Asset’s money trusts can be divided into two main categories, depending upon the manner in which the funds are managed:

•

Designated Money Trusts. These are trusts for which the trustee has the authority to manage the entrusted funds at its own discretion within the range and type of assets designated by the institutional investor that has entrusted the funds.

•

Specified Money Trusts. These are trusts for which the institutional investor that has entrusted the funds retains full discretionary rights over the management of the entrusted assets. In some cases, funds entrusted to Chuo Mitsui Asset in a specified money trust are invested by an investment advisor pursuant to the specific instructions contained in an investment advisory agreement. Because specified money trusts are nondiscretionary, Chuo Mitsui Asset’s role is limited to the custody of trust assets, execution of trade orders, record-keeping and similar administrative functions.

Investment Trusts

Investment trusts are similar to mutual funds. They are investment vehicles that enable a diverse group of investors to pool their funds for investment in domestic and foreign securities. An investment trust management company, such as Chuo Mitsui Asset Management, entrusts the pooled funds of investors with Chuo Mitsui Asset in an investment trust. Because investment trusts are specified money trusts, Chuo Mitsui Asset is required to invest the entrusted funds as directed by the investment trust management company in a portfolio of securities consistent with the investment trust’s stated investment objectives. Because Chuo Mitsui Asset does not exercise investment discretion over the funds in investment trusts, its role is generally limited to administrative functions. As of March 31, 2011, the entrusted balance of Chuo Mitsui Asset’s investment trusts was ¥12,495 billion.

Other Types of Trusts

As of March 31, 2011, Chuo Mitsui Asset had ¥4,316 billion of assets in trusts other than the types of trusts described above. These other types of trusts include those described below.

Money in Trust Other Than Money Trusts. As of March 31, 2011, the entrusted balance of Chuo Mitsui Asset’s money in trust other than money trusts was ¥339 billion. Money in trust other than money trusts refers to entrustments of money that, unlike money trusts described above, are not required at maturity to return assets to the client in money. For example, money in trust other than money trusts may at maturity return assets to clients in the form of a portfolio of securities. Money in trust other than money trusts includes fund trusts, which consist of investment portfolios invested at the discretion of Chuo Mitsui Asset pursuant to written guidelines set forth in the trust agreement. Money in trust other than money trusts also includes specified, or nondiscretionary, trusts.

Securities in Trust. As of March 31, 2011, the entrusted balance of Chuo Mitsui Asset’s securities in trusts was ¥1,385 billion. A securities in trust is a mechanism for entrusting the administration or management of a portfolio of securities to a trust bank. Chuo Mitsui Asset offers three types of securities in trusts: administration-type securities in trust, management-type securities in trust and disposal-type securities in trust.

In the case of an administration-type securities in trust, Chuo Mitsui Asset is responsible for administrative duties relating to the entrusted portfolio of securities, such as collection of dividend and interest payments, exercise of voting rights and related operations. Management-type securities in trust are used by clients as vehicles for lending a portfolio of securities while disposal-type securities in trust are used by clients as vehicles for disposing of a portfolio of securities.

Money Claims in Trust. As of March 31, 2011, the entrusted balance of Chuo Mitsui Asset’s money claims in trusts was ¥1,435 billion. Money claims in trust are used primarily to provide clients with asset-backed securitization products such as sales credit trusts and billing credit trusts. Clients using this trust product assign receivables and other payment obligations to a money claims in trust, after which Chuo Mitsui Asset collects and enforces such obligations for their benefit.

Composite Trusts. As of March 31, 2011, the entrusted balance of Chuo Mitsui Asset’s composite trusts was ¥1,156 billion. Composite trusts are trusts in which the trust property consists of more than one type of asset. Composite trusts may be discretionary trusts or nondiscretionary trusts. The majority of the composite trusts administered by Chuo Mitsui Asset are retirement benefit trusts mainly composed of stocks.

Product and Service Offerings of Chuo Mitsui Asset Management and Chuo Mitsui Capital

Chuo Mitsui Asset Management and Chuo Mitsui Capital, direct wholly owned subsidiaries of SMTH, have been striving to strengthen our asset management-related businesses. We consider asset-management-related businesses to be an important part of our capability to provide customers with better solutions. We intend to continue to enhance our asset management services through our asset management subsidiaries.

Chuo Mitsui Asset Management—Investment Trust Management Services

Chuo Mitsui Asset Management is an investment trust management company that offers investment advisory services, creates and manages investment trust products and provides those products to investors through Chuo Mitsui and other third-party financial institutions. Chuo Mitsui Asset Management had ¥2,341 billion in assets under management as of March 31, 2011.

Chuo Mitsui Asset Management manages publicly placed investment trusts for ordinary individual investors and privately placed investment trusts for variable annuity insurance clients and also designs and manages investment trust funds for a wide range of investors, including defined-contribution pension plans and institutional investors.

Chuo Mitsui Capital—Buyout and Other Targeted Equity Investments

Chuo Mitsui Capital manages investments in leveraged buyout, management buyout and other targeted equity investments. Although the majority of Chuo Mitsui Capital’s managed funds are invested by Chuo Mitsui, Chuo Mitsui Capital aims to raise capital from a wide range of investors, including financial institutions, business corporations and pension funds, and directs the contributions into four categories of private equity investment, which are Mezzanine Finance, Growth Capital Investment, Fund of Funds and Venture Capital. Chuo Mitsui Capital has developed significant experience in mezzanine financing in connection with buyout transactions. Total assets under management by Chuo Mitsui Capital on a commitment basis were ¥259 billion as of March 31, 2011.

Other Chuo Mitsui Group companies

Chuo Mitsui Realty Company, Limited, a subsidiary of Chuo Mitsui, provides real estate-related consulting and administrative services for individual clients in search of new homes, including up-to-date information about available properties and market conditions, brokerage services and general consulting and administrative services to assist in the purchase and sale of properties.

A law to incorporate shares of stock into the paperless clearing system and eliminate all certificates representing shares of Japanese listed companies became effective on January 5, 2009. In order to enhance profitability in light of the new paperless system for listed shares, Chuo Mitsui and Mizuho Trust established Japan Stockholders Data Service as a 50/50 joint venture company in 2009. Japan Stockholders Data Service focuses on the execution of back-office operations relating to stock transfer agency services and commenced its operations with more than 2,500 issuer clients for its stock transfer agency services. By outsourcing back-office operations to this joint venture company, Chuo Mitsui and Mizuho Trust seek to realize economies of scale and enhance the quality of their stock transfer agency services and their ability to satisfy the needs of stock transfer agency client companies and their shareholders.

Revenue from External Customers

CMTH Group revenue from external customers for the fiscal years ended March 31, 2011, 2010 and 2009 is as follows:

	For the fiscal year ended March 31,
	2011	2010	2009
	(Millions of yen)
Revenue from domestic operations	¥294,811	¥308,153	¥349,463
Revenue from foreign operations	56,166	57,363	63,581

Total	¥350,977	¥365,516	¥413,044

The majority of CMTH Group revenue comes from domestic operations. Revenue from foreign operations represents revenue arising from the businesses conducted by overseas subsidiaries, as well as the international businesses conducted by certain divisions headquartered in Japan, such as foreign currency denominated loans, nonresident yen-denominated loans, and foreign currency debt securities.

Products and Services Offered by STB

Retail Financial Services Business

In addition to products typically offered by banks, such as deposits, mutual funds, individual annuities, and housing loans, STB provides real estate-related services, will trusts, and estate settlement services. In doing so, STB provides consulting services tailored to individual retail clients’ needs with a view to solidifying its presence as the retail clients’ main bank for asset management and asset servicing.

In 1977, STB became the first among the Japanese banks to employ financial consultants for face-to-face consultation with its retail clients. With their banking and asset management expertise, STB’s financial consultants have made possible a more personalized and specialized relationship with each retail client. At the same time, STB continues to enhance the accessibility of its services by making more services available over the phone and online and by expanding its network of ATMs located in convenience stores across Japan.

The Retail Financial Services Business of STB mainly consists of the following products and services:

Deposits. “Good Select” is a time deposit with favorable interest. “Kisetsu No Tayori” is a pension-like time deposit, allowing the beneficiaries to receive part of their principal and interest on a quarterly basis. In the area of foreign currency deposits, STB offers products including a foreign currency time deposit product that is available in choice of five currencies and features an attractive interest and fee structure, as well as offering foreign currency ordinary deposits.

Loans. STB offers housing loans, consumer loans and home equity loans, among others. For example, “Relay Plan Flex” is one of the housing loans designed for clients who are planning to construct or renovate their home. With “Relay Plan Flex,” the clients can access their loan balance by phone or online.

Asset Management-Type Packages. STB offers two types of Asset Management-Type Package plans, both of which combine interest-bearing time deposits with mutual funds. First, Periodic Plan offers the clients investment trusts that make partial investments over a period of time. Second, Portfolio Plan provides a stable, mid- or long-term investment combining time deposit products with mutual funds.

Mutual Funds. STB develops mutual fund products in coordination with NAM (which it acquired in 2009) and with STB Asset. These products invest in bonds, stocks and REITs, among others. The available types of investment include diversified investments in global bonds and stocks, as well as investments in special markets, industry sectors or funds of funds. STB Asset received the Mixed Asset Fund First Prize in the Investment Trusts/Aggregate Category of the R&I Fund Award in 2010 for two consecutive years. NAM was named best onshore fund house in Japan in the AsianInvestor 2011 Investment Performance Award, received the best Japanese Growth Equity Fund in the defined benefit pension plans category of the R&I Fund Award in 2011, and received 2010 Mercer MPA (Japan) Awards for outstanding investment performance of its Japan Enhanced Index Strategy.

Discretionary Investment Management Products. STB offers its asset management expertise to retail clients through discretionary investment management products: “Sumishin SMA” and “Sumishin Fund Wrap.” Sumishin SMA is a savings account coupled with discretionary investment services. Sumishin SMA primarily invests in domestic and foreign investment trusts. Sumishin Fund Wrap makes available ten varieties of investment plans tailored to each client’s risk tolerance level.

Private Banking. In addition to offering “Sumishin SMA” and “Sumishin Fund Wrap,” STB assigns a full-time relationship manager to each private banking client. These relationship managers help the clients in various areas, including asset management, business restructuring or disposition, and estate planning. STB’s private banking service also includes nonfinancial assistance, such as artwork appraisal and health and medical support.

Will Trust and Estate Settlement Services. The rapidly aging population in Japan has generated various inheritance issues and demand for solutions. In response, STB offers will trust service through which the professional staff creates, stores and executes the client’s will. STB also offers estate settlement services to advise clients on property succession and related procedures. In addition, in an estate planning service, STB advises on the legal, financial and tax aspects of the clients’ estate prior to his or her death and prepares for smooth future succession.

Second Life Support Service. In order to support retail clients’ retirement life, STB offers special plans each of which combines time deposits of various maturity periods or combines investment trust products with time deposits with favorable interest. STB supports retiree-clients through regular distribution of tax and pension-related information and sponsorship of various asset management seminars and a membership-based informational service called the “Trust Generation Club.”

Insurance. STB offers variable annuity insurance, single premium whole life insurance and fire insurance. STB also advises on retirement planning, estate planning and asset management.

The following subsidiaries of STB operate as part of its Retail Financial Services Business:

Sumishin Card Company, Limited. Sumishin Card Company operates as a credit card company of STB and is a member of the VJA group (formerly, the Visa Japan group). Sumishin Card Company has 155 thousand cardholders as of March 31, 2011, and provides credit cards and various unsecured loans to retail clients of STB.

Sumishin Guaranty Company Limited. Sumishin Guaranty conducts guaranty operations for STB’s retail loans including STB’s housing and card loans. The principal operations of Sumishin Guaranty are guaranty services for STB’s housing loan clients.

STB Wealth Partners Co., Limited. STB Wealth operates as a consulting company for STB’s private banking clients on matters including inheritance, business disposition and asset valuation.

Wholesale Financial Services Business

Wholesale Financial Services Business covers a wide range of clients including corporations, financial institutions and nonprofit organizations. In addition to providing bilateral corporate loans and deposit facilities, STB also provides the products and services listed below:

Real Estate Nonrecourse Loans. A real estate nonrecourse loan means financing real estate acquisition by means of an SPC. The loan itself is repaid exclusively from the cash flow originating from the real estate (such as rental income) or the proceeds on its sale. The real estate nonrecourse loans contribute to STB’s operations under the Real Estate Business, which carries out real estate securitization projects.

Syndicated Loans. A syndicated loan is a scheme by which an arranger, or lead bank, organizes a syndicate consisting of several financial institutions that jointly supply funds to the borrower under the same conditions. STB engages in composing syndicated loans in areas such as real estate nonrecourse loans and buyout finance. STB also securitizes its loan assets in the credit loan market.

Project Finance. Project finance is the long-term financing of infrastructure and industrial projects based upon the projected cash flows of the project and limits its collateral to that project’s assets. STB engages in project finance to support various long-term projects including wind power generation and other new energy businesses.

Buyout Finance. Buyout finance primarily involves providing acquisition capital for private equity funds that seek to acquire businesses or corporate assets. STB arranges buyout finance to assist the clients with sale of non-core businesses or subsidiaries as part of corporate reorganization or taking listed corporations private.

Credit Investment. STB’s credit investment portfolio consists of receivables and financial instruments (such as loans and traded securities), with an aim to strike an optimal balance between the return and the credit risk of the borrowers and the financial instrument issuer. STB invests in corporate bonds, syndicated loans and various ABSs. STB also invests in domestic and foreign private equity funds as part of its credit investment operation.

Asset Securitization. Asset securitization refers to the process of acquiring loans, accounts receivable, real estate or other assets and combining them into a pool so that investors may buy interests in the pool rather than in the individual assets. Securitization allows original owners of the assets to raise funds from investors, who in return enjoy cash flow generated from the assets. For a further discussion on securitization related to real estate, see “—Real Estate Business.”

Assets can be securitized by the trust method or the SPC method. The trust method involves entrusting assets to a trustee and allowing investors to obtain the rights to cash flows accruing from those assets. The SPC method involves transfer of assets to a corporate vehicle, which in turn would issue bonds collateralized by those assets. STB developed accounts receivable trusts in 1991.

M&A Advisory. STB advises on business reorganization, disposal of noncore asset or business, business acquisitions, corporate revitalization pursuant to the Civil Rehabilitation Law of Japan and management buyouts. STB’s M&A Advisory clients represent a wide range of industries including the manufacturing, distribution, finance and service sectors. STB utilizes its skills and know-how related to pension plans and real estate within the group where needed in the context of its M&A advisory service.

Consulting for Corporate Clients. STB provides consulting services for corporate clients in connection with their plans to restructure their business, or where the owners of privately held businesses seek to dispose of their equity ownership, management rights or both. STB also advises on anti-takeover measures, intragroup corporate reorganization, financing techniques and capital policies based on various client needs or in response to changes in accounting standards.

Stock Transfer Agency. As an agent of record for listed companies, STB completed the transition from the paper stock certificate system to the electronic stock certificate system in January 2009. STB’s transfer agency service system processes clerical tasks ranging from managing stockholder lists, performing dividend calculations, purchasing odd lots of stock and distributing materials in connection with general shareholders’ meetings.

The corporate clients for which STB acts as a stock transfer agent often turn to STB to consult on various corporate and legal matters. In response, STB has reinforced its consultation capability by placing legal experts at an office in each of Tokyo and Osaka. The legal consulting service assists with preparation and implementation of shareholders’ meetings and also advises on anti-takeover measures and other corporate matters.

The following subsidiaries of STB operate as part of its Wholesale Financial Services Business:

Sumishin Panasonic Financial Services Co., Ltd. Sumishin Panasonic Financial Services, or Sumishin Panasonic, is a joint venture company of STB and Panasonic Corporation, one of the largest electronic product manufacturers in the world. Sumishin Panasonic offers general finance leasing, installment loans and credit cards, among others.

Sumishin Real Estate Loan & Finance Ltd. Sumishin Real Estate Loan & Finance is a housing loan company. Sumishin Real Estate Loan & Finance utilizes STB’s real estate-related information network and other resources to address clients’ needs. In September 2010, Sumishin Real Estate Loan & Finance assumed the small and medium-sized real estate-secured business and other businesses of First Credit Corporation through a business transfer to become a core company within STB’s real estate-secured finance business.

Japan TA Solution, Ltd. Japan TA Solution carries out system development, system operation and data processing for stock transfer agencies. STB holds an 80% equity interest in Japan TA Solution. The remaining 20% equity interest is held by Japan Securities Agents, Ltd.

Global Markets Business

The Global Markets Business of STB primarily consists of a market-operation business and client business. The market-operation business in turn consists of: (i) treasury operations whereby STB performs market environment analysis, market risk measurement and hedging operations in order to control market risks with a view to realizing stable earnings company-wide; and (ii) proprietary operations whereby STB invests its own funds in a wide variety of assets including bonds, stocks, credit, real estate and commodities.

As part of client business, STB acts as a market maker in foreign exchange and interest rates. This market-making operation is the basis for the creation of structured products offered by STB. STB closely works with the wholesale and retail client service teams to provide those products to clients. Another line of operation under the client business is risk consulting for corporate clients. Fully leveraging the risk management know-how and technologies developed by STB, STB advises clients on how to manage the interest rate, foreign currency and other risks to which they are exposed. In that process, STB sells financial products to meet their hedging needs.

Real Estate Business

STB has focused on real estate as a core business since its establishment over 80 years ago. The licensed real estate appraisers, professional architects and other professionals of STB work with STB’s subsidiaries and affiliates. Sumishin Realty Company, Limited collaborates with STB’s retail operation on real estate brokerage and housing loans. STB Research operates as a corporate think tank focused on real estate market and real estate finance; the institute evaluates property risk and advises on investment strategy for STB and STB’s corporate clients. STB Real Estate Investment Management Co., Ltd., or STB Real Estate, established in November 2005, manages funds which invest in real estate securitization of offices, commercial and residential buildings and logistics facilities.

In December 2005, STB formed the Ecoland-Fund as the industry’s first soil contamination improvement fund. In the J-REIT area, STB jointly formed Top REIT, Inc. with Nippon Steel City Produce, Inc. and Oji Real Estate Co., Ltd. In March 2006, STB listed Top REIT on the Tokyo Stock Exchange. To enlarge STB’s real estate client base, STB executed a business alliance with AXA Real Estate Investment Managers in 2009.

The Real Estate Business can be classified into three broad categories of operations: real estate transactions services (including brokerage, securitization and consulting), real estate investment management and advisory services (including REITs and private real estate fund investment), and real estate infrastructure services (including real estate trusts and appraisal services).

Real Estate Transaction Services

Real Estate Brokerage. In the commercial real estate brokerage business, STB acts as an intermediary for lease, purchase and sale of office and condominium sites, factories, distribution center sites, commercial facilities and hotels. For retail clients, Sumishin Realty offers similar brokerage services while dealing with small and medium-size commercial properties.

Real Estate Securitization-Related Business. STB has long engaged in the real estate securitization business. STB’s operation in this regard offers a one-stop solution. STB identifies client needs in real estate securitization, evaluates real estate properties, and structures and arranges the securitization scheme tailored to the individual circumstances of each case. STB helps clients raise funds, both equity and debt portions, by soliciting investor interests. In addition, STB manages the underlying real estate properties on behalf of its clients during the life of the arrangement.

Consulting on Effective Use of Real Estate and in Construction. STB consults corporate clients on ways to improve the economic utility of real estate. By offering architectural consulting, STB also helps clients enhance their financial and operational efficiency.

Real Estate Investment and Advisory Services

STB seeks to develop its real estate investment management capability that utilizes STB’s information network and real estate know-how. This line of business consists of the sale and management of real estate investment products and advisory services.

The volume of entrusted assets for STB Real Estate was ¥274 billion on a Japanese GAAP basis as of March 31, 2011. STB Real Estate also provides advisory services to investors.

Real estate clients with STB also have access to the information, analysis and advice from STB Research, STB’s real estate think tank.

Real Estate Infrastructure Services

Real Estate-Related Trust Operations. To adequately address the demand for proper management of real estate properties that are securitized, STB is working to streamline the information and accounting systems relating to real estate trust operations. Such efforts by STB are represented by implementation of the real estate total management system, which provides corporate clients with online access to operating and accounting information on their respective real estate interest on a daily basis.

Real Estate Appraisal Operations. The need for real estate appraisal services is increasing because of various industry and regulatory developments, including management integration, accounting changes, real estate securitization and corporate real estate strategies, which purport to increase corporate value through optimal use of real estate. STB responds to a broad range of appraisal needs in connection with purchasing, selling, leasing, inheriting or creating a lien on real property.

The following subsidiaries of STB operate as part of its Real Estate Business:

Sumishin Realty Company, Limited. Sumishin Realty provides real estate brokerage services for residential, investment and commercial properties. Sumishin Realty works with STB in the Retail Financial Services Business and the Real Estate Business in connection with housing loan and brokerage services. As of March 31, 2011, Sumishin Realty has 58 offices in Japan.

STB Research Institute Co., Ltd. STB Research is a research and consulting institution focused on real estate market and real estate finance. The consulting service includes evaluation of risks of individual property and formulation of investment strategy. STB Research also provides consulting services as a third-party evaluator of real estate investment.

STB Real Estate Investment Management Co., Ltd. STB Real Estate is an investment consulting company specializing in real estate securitization. In addition to operating core funds that invest in office buildings and commercial facilities, STB Real Estate provides wide-ranging investment opportunities for logistics facilities and development funds.

Fiduciary Services Business

STB’s Fiduciary Services Business consists of pension trust, investment management and securities processing services. As of March 31, 2011, the Fiduciary Services Business had ¥38.9 trillion in assets under management on a Japanese GAAP consolidated basis, while the total value of entrusted assets was ¥82.2 trillion on a Japanese GAAP nonconsolidated basis.

Pension Trust

Pension Plan Designing. STB helps corporate clients set up and modify their corporate pension systems tailored to their management strategy and financial and human resource needs. In this process, STB also mediates between the employees and the management and negotiates with government and regulatory authorities as necessary.

In addition to defined benefit corporate pension plans, Japanese companies are increasingly adopting defined contribution pension plans. Successful introduction of a defined contribution pension plan requires adequate administrative support and effective investment education for the beneficiaries. STB has set up an exclusive call center and an internet website dedicated to provide an electronic forum for administrative calculation and benefit simulation. STB also offers practical investment seminars on post-retirement life planning.

Asset Management. Based on the needs and clearly defined asset management strategies, STB offers asset management products that consist of both products developed in-house and products available from other financial institutions.

STB’s asset management approach is to seek to maximize the portfolio performance while reducing risks through diversified exposure to stocks and bonds, as well as alternative investments including hedge funds, managed futures, private equity and real estate securitization products.

Management of Subscribers and Beneficiaries. Through JPOS, a company jointly established in December 2004 by STB and Mizuho Trust, STB provides administrative services including corporate pension plan administration, subscriber and beneficiary record-keeping administration and pension benefit payments. JPOS combines the human resources and know-how of STB and Mizuho Trust to deliver prompt and effective administrative services.

Others. In addition to corporate pension plans, STB offers various liability assessment services based on retirement benefit accounting standards. STB also offers retirement benefit trust services whereby corporate clients entrust their securities to STB for management for the benefit of their employees and retirees.

Investment Management

STB’s investment management operation manages entrusted assets and provides investment advisory service to corporate and retail clients. In particular, STB focuses on providing corporate clients with pension trusts and other asset management services.

For retail clients, STB primarily offers mutual funds managed by NAM and STB Asset. STB acquired NAM from Citigroup Japan Holdings Corp. and another shareholder in 2009 as a strategic decision to tap retail clients in the Fiduciary Services Business that had traditionally relied on private and public pension funds for their client base. Mutual funds managed by NAM and STB Asset are distributed through the branch network of STB, Japan Post Bank Co., Ltd. and other Japanese financial institutions.

Securities Processing Services

Through its securities processing services, STB stores securities in which the clients have invested and also assists with settling trades, collecting interest and dividend payments, producing client-use reports on the custody and storage status of securities and securities lending. STB provides much of its securities custody services through JTSB, which is a trust bank established jointly by STB, former CMTH and Resona Bank to specialize in securities processing services.

STB provides institutional investors and other clients with global custody services through subsidiaries in the United States and Luxembourg in connection with the clients’ investment in North America, South America, Europe, Asia, Oceania, Middle East, Africa and other markets. Featuring a highly detailed Japanese-language service, the global custody service facilitates overseas security investments by Japanese investors.

The following subsidiaries and affiliates of STB operate as part of its Fiduciary Services Business:

Japan Pension Operation Service, Ltd. JPOS handles administrative services related to corporate pension plans. The services include membership management, pension benefit payments, system development and system operation. Jointly established with Mizuho Trust, JPOS is an equity method affiliate of STB.

Japan Trustee Services Bank, Ltd. JTSB is a trust bank and conducts securities processing services, asset servicing in pension trusts and stock mutual funds. JTSB is a subsidiary of SMTH. One-third of the shares of JTSB are owned by each of SMTH, STB and Resona Bank.

Nikko Asset Management Co., Ltd. NAM has assets under management of ¥12.8 trillion as of March 31, 2011 on a Japanese GAAP basis. NAM’s institutional equity styles include actively managed strategies, as well as enhanced index and quantitative approaches. NAM also manages various fixed income strategies and alternative investment strategies. NAM distributes its investment trust products through more than 90% of the regional banks in Japan and is a material provider of investment trusts to Japan Post Bank. In November and December 2010, NAM executed agreements to acquire asset management companies in Australia and New Zealand, Tyndall Investment Management Limited (Austria) and Tyndall Investment New Zealand Limited (New Zealand), and that in Singapore, Hong Kong and Malaysia, DBS Asset Management Ltd. Through these acquisitions, NAM intends to significantly strengthen its investment capabilities and distribution networks in the Asia-Pacific region.

STB Asset Management Co., Ltd. STB Asset has assets under management of ¥1.5 trillion as of March 31, 2011 on a Japanese GAAP basis. It provides investment management and investment advisory services. STB Asset offers active and passive management of domestic and foreign stocks and bonds, alternative investments including REITs, absolute return products and balanced funds.

Sumitomo Trust and Banking Co. (U.S.A.) and Sumitomo Trust and Banking (Luxembourg) S.A. These two companies provide global custody services. The two companies offer foreign securities settlement and processing services primarily for institutional investors that invest directly in the world’s securities markets.

Other STB Group Companies

SBI Sumishin Net Bank, Ltd. SBI Sumishin Net Bank is an internet bank established jointly with SBI group in September 2007. SBI group has a wholly owned subsidiary SBI SECURITIES Co. Ltd., which is a major internet securities company in Japan with over 2 million accounts as of March 31, 2011. SBI Sumishin Net Bank provides yen deposit accounts with 24-hour per day online access, foreign currency deposits, services linked to SBI SECURITIES accounts, housing loans and credit card loans. SBI Sumishin Net Bank is an equity-method affiliate of STB.

Intellectual Property

Not applicable.

Alliances

Not applicable.

Seasonality

Not applicable.

GOVERNMENT REGULATIONS

Japan

Pursuant to the Banking Act, the FSA has the authority in Japan to supervise banks, bank holding companies and banks’ principal shareholders (defined as shareholders of a bank having 20% (or 15% in certain cases) or more of the voting rights of a bank). In addition, the BOJ has supervisory authority over banks in Japan based primarily on its contractual agreements and transactions with Japanese banks. Only companies licensed by the Prime Minister are defined as banks under the Banking Act, and a license may only be granted to a joint-stock corporation (kabushiki kaisha) with paid-up capital of ¥2 billion or more. Approval by the Prime Minister is required to become or establish a bank holding company, and a bank holding company must be a joint-stock corporation.

The FSA also has the authority to supervise trust banks with respect to their trust business under the Concurrent Operations Law. Approval from the FSA is required under the Concurrent Operations Law for a bank to engage in the trust business.

Banks which are authorized to engage in certain limited categories of financial instruments business are required to be registered with the FSA under the FIEA. Those banks are subject to supervision by the FSA with respect to the authorized financial instruments business.

The Financial Services Agency

The Prime Minister has supervisory authority over banks in Japan, which is generally delegated to the FSA except for matters prescribed by cabinet order. The Minister for Financial Services has the power to direct the FSA and to support the Prime Minister.

The FSA’s authority over banks and bank holding companies under the Banking Act includes approving: becoming a principal shareholder of a bank; reductions in bank capital; changes of corporate name; the establishment or closure of overseas offices of a bank; establishing or acquiring certain subsidiaries and acquiring more than 5% of the voting rights in a Japanese company other than a subsidiary; a merger, corporate split or business transfer; and dissolution or discontinuation of business by an existing bank.

The FSA may request the submission of reports or other materials from a bank or its bank holding company, and make inquiries to, or inspect books and documents or other objects of, the bank or the bank holding company, if necessary in order to secure the sound and appropriate operation of the business of a bank.

The FSA may order a bank or bank holding company to suspend the bank, bank holding company or a subsidiary’s business as a bank or to remove its directors or may revoke a bank license or an approval of a bank holding company if the bank or bank holding company violates laws or regulations or its articles of incorporation or commits acts contrary to public policy and, in the case of a bank in financial difficulty, may direct the bank to hold certain property in Japan for the protection of depositors and issue other orders as it may deem necessary.

Under the prompt corrective action, or PCA, system, the FSA may take corrective actions if necessary to ensure the sound and appropriate management of the business of a bank. These actions include (1) requiring a bank or bank holding company to formulate and implement business improvement plans, (2) requiring it to decrease its assets or take other specific actions, and (3) issuing an order suspending all or part of its business operations.

A prompt warning system was introduced in 2002 to enable the FSA to take precautionary measures to maintain and promote the sound operations of a troubled bank even before that bank becomes subject to the PCA system. These measures require a bank that becomes subject to the system to reform profitability, credit risk management, stability and cash flow management.

Under the Concurrent Operations Law, the FSA may order a bank engaged in the trust business to suspend its business or may revoke an approval if such bank violates laws and regulations or commits acts contrary to public policy. The FSA may also take corrective actions, including issuing an order to suspend all or part of a bank’s trust business, if necessary to ensure the sound and appropriate management of a trust business.

Under the FIEA, the FSA may order a registered financial institution to suspend its authorized financial instruments business or incidental business or may revoke a registration in certain prescribed cases, including cases where a registered financial institution violates laws and regulations or where it commits a wrongful or unjust act and the circumstances are especially serious. If any director of the institution is involved in such cases, the FSA may order the registered financial institution to remove such director. The FSA also has the power to order a registered financial institution to take corrective measures if necessary and appropriate for reasons of public policy and investor protection in connection with management of the institution’s business.

The Bank of Japan

The BOJ is the central bank of Japan and serves as the principal instrument for the execution of Japan’s monetary policy. The BOJ implements monetary policy mainly by adjusting its discount rate, conducting open market operations and imposing deposit reserve requirements. Banks in Japan maintain deposits with the BOJ and rely substantially upon obtaining borrowings from, and rediscounting bills with, the BOJ. Moreover, all banks in Japan maintain current accounts under agreements with the BOJ pursuant to which the BOJ is entitled to supervise, examine and audit the banks. The BOJ’s supervisory functions facilitate the execution of monetary policy, while the FSA’s supervisory practices aim to maintain the sound operations of banks in Japan and promote the security of depositors.

Inspection of Banks

The Banking Act authorizes the FSA to inspect banks and bank holding companies in Japan at any time with any frequency. Inspections are conducted by officials from the FSA’s Inspection Department. The FSA monitors the financial soundness of banks and the status and performance of their control systems for business activities by evaluating banks’ systems of self-assessment, auditing their accounts and reviewing their compliance with laws and regulations. Bank inspection is performed pursuant to the FSA’s Financial Inspection Manual, which emphasizes the need for bank self-assessment rather than assessment based on the advice of the government authority and risk management by each bank instead of a mere assessment of assets. FSA inspections emphasize dialogue between inspectors and financial institutions and enhanced verification of risk management and compliance systems. The framework also includes a financial inspection ratings system, which provides inspection results in the form of graded evaluations intended to offer an incentive for management action as well as an indication of the FSA’s subsequent regulatory stance with respect to the financial institution in terms of, among other things, frequency and scope of inspections. Currently, the FSA takes the “better regulation”

approach in its financial regulation and supervision. This consists of four pillars: optimal combination of rules-based and principles-based supervisory approaches; timely recognition of priority issues and effective response; encouraging voluntary efforts by financial institutions and placing greater emphasis on providing them with incentives; and improving the transparency and predictability of regulatory actions in pursuit of improvement of the quality of financial regulation and supervision.

The SESC examines banks’ business activities in connection with their financial instruments, in accordance with the FIEA.

BOJ examinations are normally conducted once every few years, and involve such matters as examining asset quality, risk management and reliability of operations. Through these examinations, the BOJ seeks to identify problems at an early stage and give corrective guidance where necessary.

In addition, the Ministry of Finance conducts examinations of banks in relation to foreign exchange transactions under the Foreign Exchange and Foreign Trade Act. Such examinations generally are conducted once every few years.

Capital Adequacy

The FSA’s capital adequacy guidelines closely follow the Basel Committee risk-adjusted approach and are intended to further strengthen the soundness and stability of Japanese banks. Under the risk-adjusted capital framework of the FSA’s capital adequacy guidelines, balance sheet assets and off-balance sheet exposures are assessed according to broad categories of relative risk, based primarily on the credit risk of the counterparty, country transfer risk and the risk in relation to the category of transactions.

The FSA’s capital adequacy guidelines are in accord with the Bank for International Settlements standards for a target minimum standard risk-adjusted capital ratio of 8% (at least half of which must consist of core capital (Tier I), or a risk-adjusted core capital ratio of 4%) on both a consolidated and nonconsolidated basis for banks with overseas branches or bank subsidiaries, or on a consolidated basis for bank holding companies with overseas branches or bank subsidiaries. The FSA’s capital adequacy guidelines place considerable emphasis on tangible common stockholders’ equity as the core element of the capital base, with appropriate recognition of other components of capital.

Capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Tier I capital generally consists of components of shareholders’ equity, including common stock, preferred stock, capital surplus, retained earnings (which includes deferred tax assets) and minority interests. However, recorded goodwill and other items, such as treasury stock and unrealized losses on investment securities classified as securities available for sale under Japanese GAAP, net of any taxes, are deducted from Tier I capital. At least 50% of the minimum total capital requirements must be maintained in the form of Tier I capital. Tier II capital generally consists of:

•

The amount (up to a maximum of 0.6% of credit risk-weighted assets) by which eligible reserves for credit losses exceed expected losses in the IRB Approach, and general reserves for credit losses, subject to a limit of 1.25% of modified risk-weighted assets determined by the partial use of the standardized approach, or SA (including a phased rollout of the IRB Approach);

•	45% of the unrealized gains on investment securities classified as securities available for sale under Japanese GAAP;

•	45% of land revaluation excess;

•	the balance of perpetual subordinated debt; and

•	the balance of subordinated term debt with an original maturity of over five years and non-perpetual preferred stock in an amount up to 50% of Tier I capital.

Tier III capital generally consists of short-term subordinated debt with an original maturity of at least two years and which is subject to a “lock-in” provision, which stipulates that neither interest nor principal may be paid if such payment would cause the bank’s overall capital amount to be less than its minimum capital requirement.

Banks and bank holding companies are required to measure and apply capital charges in respect of their market risks in addition to their credit risks. Market risk is defined as the risk of losses in on-and off-balance sheet positions arising from movements in market prices. The risks subject to this requirement are:

•	the risks pertaining to interest rate-related instruments and equities in the trading book; and

•	foreign exchange risk and commodities risk throughout the bank.

Japanese banks without overseas branches or bank subsidiaries and their bank holding companies are subject to Japanese capital adequacy requirements that are similar to those discussed above, except that those banks and holding companies are required to have a minimum capital adequacy ratio of 4%, at least half of which must consist of Tier I capital, and are not required to apply capital charges to their market risks.

Under FSA guidelines, the amount of net deferred tax assets that can be recorded without diminishing the Tier I capital of major Japanese banks and their holding companies, including SMTH, Chuo Mitsui and STB, is limited to 20% of the level of their Tier I capital.

In 2004, the Basel Committee announced the Basel II amended rules with respect to minimum capital requirements, including amended risk weight calculations, the inclusion of operational risk and the introduction of internal credit rating systems, supervisory review and market discipline through effective disclosure. The amendments adopt variable risk weights according to the credit rating given to the obligor of the risk assets. The better is the credit rating of an obligor, the lower is the risk weight applicable to the risk assets owed by it. The amended rules also require financial institutions to establish an internal risk management system, to make thorough disclosure of relevant information and to establish an appropriate reserve against operational risk. These rules took effect in Japan in 2007, except for the introduction of the advanced IRB approach and the advanced measurement approach, which took effect in 2008. These amendments did not change the minimum capital ratio of 8% applicable to banks with overseas branches or bank subsidiaries nor the minimum capital ratio of 4% applicable to banks without overseas branches or bank subsidiaries.

In addition to the new methods for risk-weighting and requirements to measure and establish reserves for operational risk, the new FSA capital adequacy guidelines also require Japanese banks and bank holding companies to expand their disclosure of capital ratio data. The expanded disclosure obligations require banks and bank holding companies to include detailed disclosure in their annual and semiannual Japanese language disclosure reports (disclosure shi). The required disclosure includes detailed information regarding the risk-weighting calculations and operational risk measurement calculations underlying their capital ratio data. Under the Banking Act and its related regulations, banks and bank holding companies are required to publish their annual disclosure reports within four months of the end of the most recent annual fiscal period and to publish semiannual disclosure reports within four months of the end of the most recent interim fiscal period.

If a Japanese bank, bank holding company or other financial institution fails to maintain the required risk-adjusted capital ratios, under the PCA system, the FSA may, depending upon the extent of capital deterioration of an institution, take corrective action, including requiring the institution to formulate and implement reform measures, decrease assets or take other specific actions or suspend all or part of its business operations.

In July 2009, the Basel Committee approved a package of measures to strengthen the rules governing trading book capital and to enhance the Basel II framework. With certain adjustments made in June 2010, the new rules are scheduled to take effect by the end of 2011.

In December 2009, the Basel Committee announced a package of proposals to strengthen global capital and liquidity regulations with the goal of promoting a more resilient banking sector. The proposals cover the following key areas:

•	raising the quality, consistency and transparency of the capital base through methods such as raising the quality of the Tier I capital base and harmonizing other elements of the capital structure;

•	strengthening the risk coverage of the capital framework;

•

introducing a leverage ratio as a supplementary measure to the Basel II risk-based framework with a view to migrating to a minimum capital requirements treatment based on appropriate review and calibration;

•	introducing a series of measures to promote the build-up of capital buffers in good times that can be drawn upon in periods of stress; and

•	introducing a global minimum liquidity standard for internationally active banks that includes a 30-day liquidity coverage ratio requirement underpinned by a longer-term structural liquidity ratio.

In July 2010, the Group of Central Bank Governors and Heads of Supervision reached broad agreement on the overall design of the capital and liquidity reform package and made a series of amendments to the December 2009 proposals. Included in the agreement are:

•

Revisions to the proposal on Tier I capital requirements. The amended proposal would allow financial institutions limited recognition of mortgage servicing rights, deferred tax assets and significant investments in the common shares of unconsolidated financial institutions when calculating the common equity component of Tier I capital.

•	The introduction of a minimum Tier I Leverage Ratio of 3%, subject to a “parallel run” period from 2013 to 2017, with the goal of issuing a final effective calibration of the leverage ratio in 2018.

•

A consultative paper outlining the creation of a countercyclical capital buffer that would impose an add-on buffer to Tier I capital requirements during times of excessive credit growth. The proposal would require financial institutions to meet the additional requirement within 12 months of the announcement of buffer add-on decisions, or be restricted from paying distributions on earnings. Regulators would impose the additional buffer during periods in which the ratio of private sector credit to GDP deviates significantly from the historical trend.

In September 2010, the Group of Central Bank Governors and Heads of Supervision announced new standards of the increased capital requirements and transition arrangements. The framework of the proposed reform was endorsed by the G20 leaders at their Seoul summit in November 2010. These capital reforms will include the following:

•	The minimum common equity requirement will be increased from 2% to 4.5%.

•	Banks will be required to hold a capital conservation buffer of 2.5% to withstand future periods of stress bringing the total common equity requirements to 7%.

•	The minimum Tier 1 capital requirement will be increased from 4% to 6%.

•	A countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss absorbing capital will be implemented according to national circumstances.

•	The minimum total capital requirement will remain at 8%, but will be increased to 10.5% with the above capital conservation buffer.

•	The above mentioned new capital requirements will be phased in between January 1, 2013 and January 1, 2019.

In December 2010, the Basel Committee announced the new Basel III rules text. The Basel Committee and the FSB are also developing an integrated approach to systemically important financial institutions which could include combinations of capital surcharges, contingent capital and bail-in debt.

It is likely that the FSA will change its capital adequacy guidelines to reflect any changes made by the Basel Committee.

Public Money Injection and Rationalization Plan

The Law Concerning Emergency Measures for Stabilization of Financial Functions (Law No. 5 of 1998) and its successor, the Law Concerning Emergency Measures for Early Rehabilitation of Financial Functions (Law No. 143 of 1998) were enacted in 1998. The purpose of the laws was to prevent the failure of financial institutions by promoting the prompt disposition of bad debts and to provide measures for strengthening the capital structure of financial institutions. To achieve these goals, both laws provided that, in addition to its normal operations, the Resolution and Collection Bank (which has since been merged into the RCC) could purchase preferred stock or subordinated debts issued by, or extend subordinated loans to, financial institutions. Such actions are subject to governmental approval and each financial institution applying for this type of injection of public funds is required to submit a business revitalization plan. In the business revitalization plan, the financial institution must set forth specific remedial measures it will take to restructure its management. A report verifying the result of the undertakings pursuant to the business revitalization plan must be submitted to the supervisory authority semiannually until such securities or loans have been fully redeemed or repaid. If there is considerable discrepancy between the business revitalization plan and actual performance, the FSA may take administrative action, including the imposition of a partial business suspension order under the Banking Law. Since enactment in 1998, injections of public funds into Japanese financial institutions have occurred. Injections of public funds into the former The Chuo Trust and Banking, Mitsui Trust and Banking and STB, occurred in 1998 and 1999. STB fully repaid its public funds in 2004.

In 1999, the Financial Rehabilitation Committee announced its policies (which were subsequently clarified by the FSA in 2001 and in 2004) concerning the administrative actions to be taken to ensure the fulfillment of the rationalization plan. Among other administrative actions stated in such policies, the FSA stated that it will consider issuing a business improvement administrative order requiring the subject bank to submit and implement a business improvement plan that indicates concrete measures for achieving the targets and implementing those measures when:

•

the targeted ratio of banking profit to shareholders’ equity, or the targeted net income of the bank in the rationalization plan, and the actual result differ by 30% or more and the creditability of the bank in the market is deteriorating; or

•	the targeted ratio of banking profit to shareholders’ equity, or the targeted net income of the bank in the rationalization plan, and the actual result differ by 70% or more.

In 2003, the FSA issued guidelines (which were later amended in that year) concerning the governance of banks into which public funds were injected. In these guidelines, the FSA referred to the policies concerning the administrative actions to be taken to ensure the fulfillment of the business revitalization plan stated above and also stated that it will consider issuing a business improvement administrative order requiring the subject bank to submit and implement a plan that includes measures such as the retirement of the representative director, clarification of the areas of responsibility for each officer, revision of the compensation system and cessation of payment of bonuses to officers. Such guidelines also state the conditions under which the Japanese government may convert preferred stock of banks or bank holding companies that it owns into common stock for the purposes of enhancing the corporate governance of such banks or bank holding companies. Among the considerations under which it may do so under those guidelines is the nonpayment of dividends on those preferred stocks for two consecutive years, or nonpayment for one year only if followed by a partial payment of preferred dividends for the second year.

In 2005, the FSA announced that the disposal of preferred stock and other forms of publicly held securities should be profitable, considering the taxpayers’ interest, but noted that disposals would generally be made at the request of the issuing financial institution in accordance with and in respect of the financial institution’s capital policy. Concurrently, the DIC announced that, while disposal of preferred stock or other publicly held securities is basically made upon the request of the issuing financial institution in line with the financial institution’s capital policy, it will base decisions to voluntarily dispose of preferred stock or other forms of publicly held securities on the following criteria and upon consultation with the relevant financial institution:

•

whether the disposal will be profitable and advantageous (in the case of preferred stock, the disposal will be deemed profitable when the market price of the common stock is approximately 150% or more of the conversion price of the preferred stock for about 30 consecutive trading days);

•	whether the disposal will adversely affect the market due to the method or size of repayment or will otherwise impair the financial system; and

•	whether the disposal will impair the bank’s or bank holding company’s business soundness.

Disclosure

Under the Banking Act, banks and bank holding companies must disclose their nonperforming and underperforming loans (consolidated and nonconsolidated) as risk-monitored loans. Risk-monitored loans are classified into four categories: bankrupt loans, nonaccrual loans, loans past due three months or more and restructured loans. Banks and bank holding companies are required to prepare disclosure documents about their business and properties that include the amount of risk-monitored loans and keep them at its business office and make them available for public inspection. Banks and bank holding companies must disclose their financial statements on an annual basis. The financial statements consist of a balance sheet and income statement and explanatory documents regarding business and asset conditions, each prepared under the Banking Act both on a nonconsolidated and consolidated basis.

Independent of the Banking Act disclosure regulations, the Act Concerning Emergency Measures for the Revitalization of the Financial Functions requires banks to disclose loans and “other problem assets.” Assets are classified into four categories—claims under bankruptcy and virtual bankruptcy, claims under high risk, claims under close observation and normal claims—the first three of which constitute nonperforming loans. Generally, claims under bankruptcy and virtual bankruptcy correspond to the total of bankrupt loans and the lower tier of nonaccrual loans, to borrowers which are effectively bankrupt, under the Banking Act disclosure. Claims under high risk generally correspond to the higher tier portion of the nonaccrual loans, to borrowers which have the potential to become bankrupt. Claims under close observation generally correspond to the total of restructured loans and loans past due three months or more. Claims under bankruptcy and virtual bankruptcy and claims under high risk also include nonloan assets, for example securities lending, foreign exchange, accrued interest, advanced payments and customers’ liabilities for acceptances and guarantees.

Certain Legal and Accounting Restrictions Applicable to Trust Banks

Under the Concurrent Operations Law, banks and other financial institutions, as permitted by the Prime Minister, are able to conduct trust businesses.

The concurrent conduct of two separate types of business, the banking business and the trust business, regulated by two separate sets of laws—the Banking Act on one hand and the Trust Law, the Trust Business Act and the Concurrent Operations Law on the other hand—has certain legal and accounting consequences. These consequences include the following:

•

under the Trust Law, assets accepted in trust by a trust bank must be segregated in the accounts of such trust bank from its other assets. Accordingly, trust banks maintain two sets of records, the “banking account,” which gives details of its banking business, and the “trust account” which gives details of its trust business;

•	a trust bank’s published audited financial statements reflect its banking account only; and

•	trust account assets are not available to depositors or other creditors of a trust bank, including long-term lenders.

Trust banks may guarantee the principal of loan trusts and certain types of money trusts. The resulting contingent liability in relation to such guarantee is disclosed in the notes to the financial statements of the trust bank relating to its banking account.

Self-Assessment and Reserves

The PCA system requires financial institutions to establish self-assessment programs. Financial institutions, including us, are required to analyze their assets giving due consideration to accounting principles and other applicable rules, and to classify their assets into various categories taking into account the likelihood of repayment and the risk of impairment. These classifications will determine whether an addition to or reduction in allowances or charge-offs is necessary.

The Japan Institute of Certified Public Accountants issued guidelines for accounting practices for Japanese banks in 1997. Pursuant to these guidelines, based on the outcome of each financial institution’s self-assessment, substantially all of a bank’s loans and other claims on customers are to be analyzed by classifying obligors into five categories:

•	normal borrowers;

•	caution borrowers;

•	possible bankruptcy borrowers;

•	virtual bankruptcy borrowers; and

•	legal bankruptcy borrowers.

The allowances for possible loan losses are then calculated based on these obligor categories. In connection with the implementation of the PCA system, the Ministry of Finance issued guidelines for its examination of bank assets. These guidelines require banks to classify their assets not only by the five categories of obligor described above but also by four categories of asset quality. We have adopted our own internal guidelines for self-assessment which conform to such guidelines currently in effect and comply with the requirements of the PCA system.

Based on the Accounting Standards for Banks issued by the Japanese Bankers Association, banks, for statutory purposes, establish three categories of reserves: a general reserve; a specific reserve; and a reserve for specific overseas loan losses.

The general reserve is a fixed fraction of the total of certain outstanding loans at each balance sheet date. For Japanese taxation purposes, the amount credited to the general reserve recognized as an expense will generally be treated as a tax-deductible reserve, if it is not more than the amount based on the average loan loss ratio for previous fiscal years. The specific reserve is established for specific loans, the repayment of which is considered materially doubtful, in amounts equal to the amounts of expected losses on such loans. The reserve for specific overseas loan losses is for possible losses on loans to certain countries that are classified as restructuring countries.

The self-assessment rule for the credit quality of the assets of financial institutions, as well as the PCA system, permit us to establish reserves for our loan portfolio based on our assessment of the probability of loss.

The FSA’s Financial Inspection Manual provides guidelines for the inspection of financial institutions, including credit-risk management and the standards for charge-offs and reserves. The Financial Inspection

Manual itself does not have the force of law, but FSA inspections of banks are based on the manual. Based on an inspection, the FSA may exercise its authority under the Banking Act to suspend or terminate a bank’s banking business.

The FSA issues nonbinding guidelines to clarify its interpretation and enforcement policies of the Banking Act and related regulations. It also discloses the results of its investigations of banks and other financial companies.

Credit Limit

The Banking Act restricts the aggregate amount of loans, guarantees and capital investments to any single customer in order to avoid excessive concentration of credit risks and promote fair and extensive use of bank credit. An ordinary bank’s aggregate exposure to any single customer is limited by the Banking Act and the related cabinet order. The limits applicable to a bank holding company and bank with respect to their aggregate lending to any single customer or customer group are established by a cabinet order and by the Banking Act. The current limits are 25% of the total qualifying capital of the bank holding company or bank and its subsidiaries and affiliates with respect to a single customer, and 40% of the total qualifying capital of the bank holding company or bank and its subsidiaries and affiliates with respect to a customer group.

Deposit Insurance System

In 1971, the Deposit Insurance Act was enacted in order to protect depositors when financial institutions fail to meet their obligations. The DIC was established to implement the law and is supervised by the Prime Minister and the Minister of Finance. Subject to limited exceptions, the Prime Minister’s authority is delegated to the FSA Commissioner.

Since April 2010, the DIC receives annual insurance premiums from insured banks equivalent to 0.107% of deposits that bear no interest, are redeemable upon demand and are used by depositors primarily for payment and settlement purposes, and 0.082% of other deposits. Premiums held by the DIC may be either deposited at financial institutions or used to purchase marketable securities. The insurance money may be paid out in case of a suspension of repayments of deposits, banking license revocation, dissolution or bankruptcy of a bank. Payouts are generally limited to a maximum of ¥10 million of principal amount together with any interest accrued with respect to each depositor. Since 2005, only non-interest-bearing deposits that are redeemable upon demand and used by depositors primarily for payment and settlement functions are protected in full.

City banks, regional banks (including member banks of the second association of regional banks), long-term credit banks, trust banks, credit associations, credit cooperatives and labor banks participate in the deposit insurance system on a compulsory basis.

Resolution of Failed Financial Institutions

Amendments to the Deposit Insurance Act effective in 2001 created a permanent system for resolving failed financial institutions.

General Framework of Resolution Procedure

The basic method of resolution for a failed financial institution under the Deposit Insurance Act is cessation of the business by paying insurance money to the depositors up to the principal amount of ¥10 million plus accrued interest per depositor, the so-called “pay-off,” or transfer of the business to another financial institution with financial “aid provided within the cost of pay-off.” Under the Deposit Insurance Act, transfer of the business is regarded as the primary method. In order to effect a prompt transfer of the business, the following framework has been established.

•

A Financial Reorganization Administrator will be appointed by the FSA Commissioner and will take control of the management and assets of the failed financial institution. An administrator is expected to efficiently search for a financial institution that will succeed the business of such failed institution.

•

In the case where no successor financial institution can be immediately found, a “bridge bank” will be established by the DIC for the purpose of the temporary maintenance and continuation of the failed financial institution’s operations, and the bridge bank will seek to transfer the failed financial institution’s assets to another financial institution or dissolve the failed financial institution.

•

In order to facilitate or encourage a financial institution to succeed a failed business, the DIC may provide financial aid to enhance the successor financial institution’s capital after succession or to indemnify any loss incurred by such succession.

Addressing Potential Financial Crises

Where it is anticipated that the failure of a financial institution operating in Japan may cause an extremely grave problem in maintaining financial order in Japan or in another region where such financial institution is operating, the following exceptional measures may be taken after consultation with the Conference for Financial Crisis Countermeasures.

•	The DIC may subscribe to the shares or other instruments issued by the relevant financial institution and require such institution to submit to the DIC a plan to regain sound management.

•	If such financial institution fails, financial aid exceeding the cost for pay-off may be available to such institution.

•	In the case where the failed institution is a bank and the problem above cannot be avoided by the measure mentioned in the second bullet above, the DIC may acquire all of the shares of such bank.

In order to fund the above-mentioned activities, the DIC may borrow from financial institutions or issue bonds which may be guaranteed by the government.

Resolution and Collection Corporation

The RCC was established in 1999 as a wholly owned subsidiary of the DIC through the merger of the Housing Loan Administration Corporation, which had managed mortgages assigned from jusen (housing loan) corporations, and the Resolution and Collection Bank, which had collected loan receivables assigned from failed financial institutions. The RCC is permitted to purchase under-performing loan receivables not only from failed financial institutions but also from healthy financial institutions in order to improve the creditworthiness of the Japanese financial system. The RCC also specializes in the purchase and collection of under-performing loan receivables. The DIC provides guarantees to the RCC to finance the RCC’s business and to compensate the RCC for losses it incurs.

The RCC holds approximately 12% of SMTH’s common stock owing to the Japanese government’s injection of public funds into the predecessor banks of Chuo Mitsui.

Restriction on Aggregate Shareholdings by a Bank

The Act Concerning Restriction on Shareholdings by Banks requires Japanese banks and their qualified subsidiaries to limit the aggregate market value (excluding any unrealized gains) of their holdings of equity securities issued by listed companies to an amount equal to 100% of their consolidated Tier I capital, with adjustments, in order to reduce exposure to stock price fluctuations.

For the purposes of the above requirement, a bank’s “holdings of equity securities” is defined as the sum of:

•	the amount of equity securities owned by the bank and its consolidated subsidiaries; and

•

the product of the amount of equity securities owned by the bank’s nonconsolidated subsidiaries, multiplied by the bank’s minority interests in the nonconsolidated subsidiaries’ profits and losses calculated according to the equity method, divided by the total amount of those profits and losses.

Bank Holding Companies

Under the Banking Act, a bank holding company is prohibited from carrying out businesses other than administrating the businesses of its subsidiaries and matters incidental to such businesses. A bank holding company may have any of the following as a subsidiary: a bank, a company specialized in securities business, an insurance company and a foreign subsidiary that is engaged in the banking, securities or insurance business. In addition, a bank holding company may have as a subsidiary any company that is engaged in a finance-related business, such as a credit card company, a leasing company or an investment management company. Certain companies that are designated by ministerial ordinance as cultivating new business fields may also become subsidiaries of a bank holding company.

The Act on Prohibition of Private Monopolization and Maintenance of Fair Trade provision, which prohibits banks from holding more than 5% of voting rights of other companies, does not apply to bank holding companies. However, the Banking Act prohibits a bank holding company and its subsidiary, on an aggregated basis, from holding more than 15% of the voting rights of certain types of companies which are not permitted to become subsidiaries of bank holding companies.

Examination and Reporting Applicable to Shareholders of Banks

Under the Banking Act, a person who desires to hold 20% (in some exceptional cases, 15%) or more of the voting rights of a bank is required to obtain advance approval of the FSA Commissioner. In addition, the FSA may require the submission of reports or materials from, or may conduct an inspection of, any principal shareholder who holds 20% (or, in some exceptional cases, 15%) or more of the voting rights of a bank if the FSA deems the action necessary in order to secure the sound and appropriate operation of the business of the bank. Under limited circumstances, the FSA may order the principal shareholder to take such measures as the FSA deems necessary.

Furthermore, any person who becomes a holder of more than 5% of the voting rights of a bank holding company or a bank must report the ownership of the voting rights to the director of the relevant local finance bureau within five business days. This requirement is separate from the significant shareholdings report required under the FIEA. In addition, a similar report must be made in respect of any subsequent change of 1% or more in any previously reported holding or in respect of any change in material matters set out in reports previously filed, with some exceptions. If the description contained in the report is inappropriate in any material respect, the FSA may require the submission of a report or other materials from, or may conduct an inspection of, the holder of the voting rights.

Special Measures Act Concerning Facilitation of Reorganization by Financial Institutions, Etc.

Under the Special Measures Act Concerning Facilitation of Reorganization by Financial Institutions, Etc.:

•

for one year after the merger or transfer of the entire business of a financial institution, the maximum amount to be covered by deposit insurance will be ¥10 million multiplied by the number of parties to the merger or business transfer; and

•	a financial institution will be entitled to enjoy the benefit of certain simplified procedures for the forms of reorganization.

The Financial Instruments and Exchange Act

In 2007, legislation became effective which replaced the Securities and Exchange Act with the FIEA and amended other financial laws to broaden and strengthen investor protection and reduce trading costs through deregulation and the elimination and easing of certain excessive regulatory restrictions.

The regime under the FIEA includes the following:

•	the development of comprehensive and cross-sectoral regulations covering a wide range of financial instruments;

•

the enhancement of corporate disclosure, requiring listed companies to file quarterly reports, audited internal control reports assessing the effectiveness of internal control structures for financial reporting, and confirmation of the content of annual reports;

•	the expansion of the duties of financial institutions to provide customers with detailed disclosure regarding the financial products that they offer and other measures to protect investors; and

•	the easing of regulations through flexible application depending on the type of investor (professional or general public).

In 2008, amendments to the FIEA and the Banking Act and related legislation, intended to strengthen the competitiveness of the financial market and the capital markets of Japan, were enacted by the Diet. The amendments provide for:

•	the creation of a securities market in which only qualified investors can participate;

•	the revamp of firewall regulations between banks, securities companies and insurance companies;

•	the development of a system to manage conflicts of interest between banks, securities companies and insurance companies; and

•

the expansion of business services that banks and certain other entities can provide (for example, banks and certain other entities will be allowed to conduct investment advisory business and execute emissions trading). The amendments became effective on December 12, 2008 and on June 1, 2009.

The amendment related to firewall regulations abolished the ban on certain officers and employees from holding concurrent posts in banks, securities companies and insurance companies, and relaxed restrictions on the transfer of nonpublic customer information. On the other hand, the amendment related to managing conflicts of interest requires those financial institutions, including banks, to implement proper information management procedures and to develop appropriate internal systems to prevent customer interests from being unfairly harmed through trading by the financial institution or by other companies within its group. For example, a financial institution may have to create information barriers between departments and review how it executes transactions with customers.

Deregulation of the Securities Business by a Bank

Article 65 of the former Securities and Exchange Law, before the deregulation described below, was intended to clearly separate the commercial banking business from the securities business in Japan, which was defined to include dealing, brokerage, underwriting and distribution of securities. Under this law, banks could not engage in any securities business except for approved activities. Due to gradual deregulation, the former Securities and Exchange Law permitted banks to:

•	underwrite and deal in JGBs, Japanese local government bonds, Japanese government guaranteed bonds, commercial paper and certain bonds issued by SPCs;

•	sell beneficiary certificates of investment trusts and securities issued by an investment company; and

•	engage in listed or over-the-counter, or OTC, securities derivatives transactions, as well as in the securities intermediary business, each subject to registration with the FSA.

Protection of Personal Information

The Act on Protection of Personal Information became fully effective in 2005. The law and related rules, regulations and guidelines impose various requirements on businesses that use databases containing personal information, such as appropriate custody of such information and restrictions on sharing of such information with third parties. The FSA may advise or order an institution to take proper action if it violates certain provisions of the law. Noncompliance with an order issued by the FSA to take necessary measures to comply with the law subjects an institution to criminal and/or administrative sanctions.

Regulation on Money Lending Business

In December 2006, the Diet passed legislation to reform regulations relating to the consumer lending business. The amendment to the Law Concerning Acceptance of Investment, Cash Deposit and Interest Rate, Etc., reducing the maximum permissible interest rate from 29.2% per annum to 20% per annum, became effective on June 18, 2010. The amendment to the Law Concerning Lending Business abolishing the so-called “gray-zone interest,” meaning interest rates exceeding the limits stipulated by the Interest Rate Restriction Law yet permitted under certain conditions set forth in the Law Concerning Lending Business, also became effective on June 18, 2010. As a result of the reforms, all interest rates are now subject to the lower limits (15–20% per annum) imposed by the Interest Rate Restriction Law, which compelled many lending institutions, including our money lending subsidiaries and equity method investees, to lower the interest rates they charge borrowers. Furthermore, new regulations, which became effective on June 18, 2010, require, among other things, money lending companies to review the repayment capability of borrowers before lending, thereby limiting the amount of loans available to individual borrowers.

In addition, the business environment for consumer finance companies in Japan has been altered in favor of borrowers, owing to recent Supreme Court of Japan decisions imposing stringent requirements for charging such gray-zone interest. Due to such changes, borrowers’ claims for reimbursement of such excess interest that they have paid to the consumer finance companies have significantly increased and are still at high levels.

Act on Sales, Etc. of Financial Products

Due to deregulatory measures in the banking and finance industry, more financial products, including highly structured and complicated products, may now be marketed to various customers. The Act on Sales, Etc. of Financial Products was enacted to better protect customers from incurring unexpected losses as a result of purchasing these financial products. Under this law, sellers of financial products have a duty to their potential customers to explain the nature and magnitude of risk involved and other important matters regarding the financial products that they sell. If a seller fails to comply with the duty, the loss in value of the purchased investment product is refutably presumed to be the amount of the customer’s loss. An amendment to this law, together with other related laws, that became effective in 2007 enlarged the scope of duty of financial services providers to inform customers of important matters related to the financial products that they offer.

Act Preventing Transfer of Profits Generated from Crime

Under the Act Preventing Transfer of Profits Generated from Crime, which addresses money laundering and terrorism concerns, financial institutions and some other entities, such as credit card companies, are required to undertake customer identification, submit suspicious transaction reports and keep records of their transactions.

Laws Concerning Protection of Depositors and Relief for Victims of Certain Types of Fraud

The Act Concerning Protection of Depositors from Illegal Withdrawals Made by Forged or Stolen Cards became effective in 2006. This law requires financial institutions to establish internal systems to prevent illegal withdrawals of deposits made using forged or stolen bank cards. The law also requires financial institutions to compensate depositors for any amount illegally withdrawn using forged or stolen bankcards, subject to conditions.

The Act Concerning Payment of Dividends for Relief of Damages from Funds in Account used in Connection with Crimes became effective in 2008. This law requires that financial institutions take appropriate measures against various crimes, including the closing of accounts used in connection with fraud and other crimes. The law also requires financial institutions to make, in accordance with specified procedures, payments from funds collected from the closed accounts to victims of certain crimes.

Capital Injection

In 2008, in response to the financial turmoil, amendments to the Special Measures Law for Strengthening Financial Functions and the Special Measures Law Concerning Facilitation of Reorganization by Financial Institutions and other related legislation were enacted by the Diet in order to authorize capital contributions to financial institutions by the Japanese government. The amendments extended to March 31, 2012 the deadline for financial institutions to apply to the government for capital contributions, which had expired on March 31, 2008, and included other revisions of the government requirements associated with capital contributions intended to facilitate the financing of SMEs; and amendments which permit the government to make capital contributions to credit cooperatives, credit unions and other types of cooperative financial institutions. In June 2011, in response to the Great East Japan Earthquake, amendments enacted to the Special Measures Law for Strengthening Financial Functions extended the deadline described above to March 31, 2017. The amendments also include special exceptions for financial institutions affected by the Great East Japan Earthquake that need capital enhancement to facilitate extension of loans in their main business area.

In December 2009, the BOJ approved a new loan program of approximately ¥10 trillion, accepting as collateral such instruments as JGBs, corporate bonds, commercial paper and loans on deeds (pooled collateral). The BOJ also injected ¥1 trillion into short-term money markets in December 2009. The BOJ continued special funds supplying operations to facilitate corporate financing through March 2010, and from April 2010 the BOJ is providing liquidity through funds-supply operations against pooled collateral.

Measures Relaxing Capital Adequacy Regulations

In response to recent financial turmoil, the FSA took several measures relaxing capital adequacy regulations, including:

•

revisions which took effect in November 2008 to capital adequacy guidelines and the bank inspection manual, whereby the FSA allows banks to more easily alter the terms of loans to SMEs without having to categorize those loans as “restructuring loans” on the banks’ books;

•

revisions to the capital adequacy guidelines that took effect in December 2008, under which banks with overseas branches or bank subsidiaries may elect not to deduct the approximately 60% of unrealized losses on yen-denominated JGBs and certain other securities with no credit risks that would normally reduce Tier I capital and to exclude the 45% of the unrealized gains on those securities normally included in Tier II capital, and banks without overseas branches or bank subsidiaries are permitted not to deduct the approximately 60% of unrealized losses on securities that would normally reduce Tier I capital (this measure now applies to us); and

•

revisions to the capital adequacy guidelines, which took effect in December 2008, that permit banks to reduce the risk weight of loans to SMEs in certain circumstances, and further measures introduced in March 2009 to facilitate loans to SMEs by reducing the risk weight of loans fully guaranteed by credit guarantee corporations, with government-backed guarantees, under the emergency guarantee system.

Banks’ Shareholdings Purchase Corporation, Etc.

In March 2009, in order to facilitate the disposition of shares of listed stocks held by banks while preventing adverse effects caused by sales of large amounts of shares in a short period of time, legislation restarting share purchases by the Banks’ Shareholdings Purchase Corporation of listed shares from banks and certain other financial institutions under certain conditions was enacted and became effective.

Act Concerning Temporary Measures to Facilitate Financing for SMEs, Etc.

In November 2009, the Japanese Diet passed legislation entitled the Act Concerning Temporary Measures to Facilitate Financing for SMEs, Etc. The legislation, which took effect on December 4, 2009, requires financial institutions, among other things, to make an effort to reduce their customers’ loan payment burden by methods such as modifying the terms of loans at the request of eligible borrowers, including SMEs and individual home loan borrowers. The legislation also requires financial institutions to internally establish a system to implement the requirements of the legislation and periodically make disclosure of and report to the relevant authority on the status of implementation. Following the legislation, in December 2009, the FSA announced that it would change its approach in inspections and shift its emphasis to facilitation of finance, while monitoring risks appropriately. These measures were originally scheduled to remain effective until March 2011, but, in March 2011 the effective period was extended until March 2012.

United States

As a result of our operations in the United States, we are subject to extensive federal and state banking and securities supervision and regulation. We engage in U.S. banking activities directly through a branch of STB and a representative office of Chuo Mitsui in New York. We also control a U.S. banking subsidiary, The Sumitomo Trust and Banking Co. (U.S.A.), or STBUSA, and a U.S. investment adviser, Nikko Asset Management Americas Inc., or NAMA.

SMTH and STB are qualifying foreign banking organizations under the U.S. International Banking Act of 1978 as amended, or International Banking Act, and as such are subject to regulation as bank holding companies under the U.S. Bank Holding Company Act of 1956, as amended, or the Bank Holding Company Act. Additionally, SMTH and STB are bank holding companies by virtue of our ownership of STBUSA. As a result, SMTH, STB and our U.S. operations are subject to regulation, supervision and examination by the Federal Reserve Board as STBUSA’s U.S. “umbrella supervisor.”

STBUSA, our wholly owned subsidiary, was originally established in 1987 as a New York State-chartered trust company of STB and its deposits are insured by the Federal Deposit Insurance Corporation, or the FDIC. In May 2002, STBUSA relocated to New Jersey and became a New Jersey State-chartered, FDIC-insured bank. A “qualified bank” having trust powers within the meaning of New Jersey State law, STBUSA offers custodial and securities lending services (including repurchase transactions) primarily for Japanese institutional investors and their overseas branches and affiliates. The New York branch of STB is supervised by the Federal Reserve Bank of New York and the New York State Banking Department, but its deposits are not insured (or eligible to be insured) by the FDIC. The representative office of Chuo Mitsui is subject to regulation and examination by the state banking authority of the State of New York as well as the Federal Reserve Bank of New York.

In the United States, NAMA is registered as an investment adviser with the SEC and is also registered as a commodity trading adviser with the Commodity Futures Trading Commission, or the CFTC. NAMA is also a member of the National Futures Association. NAMA provides discretionary and nondiscretionary investment advice to clients located primarily outside of the United States, but also to some clients located in the United States. NAMA’s investment advisory services are largely related to advising non-U.S. clients with respect to U.S. and foreign securities.

Restrictions on Activities

As described below, federal and state banking laws and regulations restrict our ability to engage, directly or indirectly through subsidiaries, in certain activities in the United States.

We and STB are required to obtain the prior approval of the Federal Reserve Board before directly or indirectly acquiring the ownership or control of more than 5% of any class of voting shares of U.S. banks, certain other depository institutions and bank or depository institution holding companies. Under current Federal Reserve Board policy, SMTH and STB are expected to serve as a source of financial strength to STBUSA. Under the Bank Holding Company Act and Federal Reserve Board regulations, our U.S. banking operations (including STBUSA and STB’s U.S. branch) are also restricted from engaging in certain “tying” arrangements involving products and services. In addition, the activities of our and STB’s non-bank subsidiaries are generally limited to those activities that the Federal Reserve Board has determined to be a proper incident to banking or managing and controlling banks, and the Bank Holding Company Act generally prohibits us and STB from acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any company engaged in the United States in activities other than banking or activities deemed a proper incident to banking or managing and controlling banks. Federal Reserve Board approval is generally required for us and STB to acquire more than 5% of any class of voting shares of a U.S. company engaged in permissible non-banking activities.

STB’s New York branch and STBUSA are subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be made and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of STBUSA, and to a limited extent, STB’s New York branch.

The Gramm Leach Bliley Act of 1999, or the GLB Act, and Federal Reserve Board regulations contain other provisions that could affect the operations of STBUSA and STB’s New York branch. One of these provisions requires our consumer operations and STBUSA to disclose their respective privacy policies to consumers and to offer them the ability to opt out of having their non-public information disclosed to third parties. In addition, individual states are permitted to adopt more extensive privacy protections through legislation or regulation. The so-called “push-out” provisions of the GLB Act also narrow the exclusion of banks (including U.S. branches of foreign banks, such as STB’s New York branch) from the definitions of “broker” and “dealer” under the Securities Exchange Act of 1934.

In addition, under U.S. federal banking laws, state-chartered banks (such as STBUSA) and state-licensed branches and agencies of foreign banks (such as STB’s New York branch) may not, as a general matter, engage as a principal in any type of activity not permissible for their federally chartered or licensed counterparts, unless (i) in the case of state-chartered banks (such as STBUSA), the FDIC determines that the additional activity would pose no significant risk to the FDIC’s Deposit Insurance Fund and is consistent with sound banking practices and (ii) in the case of state-licensed branches and agencies of foreign banks (such as STB’s New York branch), the Federal Reserve Board determines that the additional activity is consistent with sound banking practices. United States federal banking laws also subject state branches and agencies of foreign banks to the same single-borrower lending limits that apply to federal branches or agencies, which are substantially similar to the lending limits applicable to national banks. These single-borrower lending limits are based on the worldwide capital of the entire foreign bank (i.e., STB in the case of STB’s New York branch).

Under the International Banking Act, the Federal Reserve Board may terminate the activities of any U.S. office of a foreign bank if it determines that the foreign bank is not subject to comprehensive supervision on a consolidated basis in its home country (unless the home country is making demonstrable progress toward establishing such supervision), or that there is reasonable cause to believe that such foreign bank or its affiliate has violated the law or engaged in an unsafe or unsound banking practice in the United States and, as a result of such violation or practice, the continued operation of the U.S. office would be inconsistent with the public interest or with the purposes of federal banking laws.

There are various legal restrictions on the extent to which we and our non-bank subsidiaries can borrow or otherwise obtain credit from our U.S. bank subsidiary, STBUSA, or engage in certain other transactions involving that subsidiary. In general, these transactions must be on terms that would ordinarily be offered by STBUSA to unaffiliated entities, and credit transactions must be secured by designated amounts of specified collateral. In addition, certain transactions, such as certain purchases by STBUSA from us or our non-bank subsidiaries, are subject to volume limitations. Effective in July 2012, the Dodd-Frank Act (discussed below) subjects credit exposure arising from derivative transactions, securities borrowing and lending transactions, and repurchase/reverse repurchase agreements to these collateral and volume transactions limitations.

Dodd-Frank Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, which was enacted on July 21, 2010, provides a broad framework for significant regulatory changes across most areas of U.S. financial regulation. The Dodd-Frank Act addresses, among other issues, systemic risk oversight, bank capital standards, the liquidation of failing systemically significant U.S. financial institutions, over-the-counter derivatives, the ability of banking entities to engage in proprietary trading activities and invest in hedge funds and private equity funds (known as the “Volcker Rule”), consumer and investor protection, hedge fund registration, securitization, investment advisers and the role of credit-rating agencies.

Implementation of the Dodd-Frank Act will require detailed rulemaking over multiple years by various regulators, including the Department of the Treasury, the Federal Reserve Board, the SEC, the FDIC, the CFTC, the newly created Financial Stability Oversight Council, or the Council, and the newly created Consumer Financial Protection Bureau, could result in additional costs or limit or restrict the way we conduct our business, although uncertainty remains about the final details, impact and timing of the rules.

The Dodd-Frank Act provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk and bank holding companies with greater than $50 billion in assets. In imposing such heightened prudential standards on non-U.S. banks such as us, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign bank holding company is subject to comparable home country standards.

The Dodd-Frank Act will also limit the ability of banking entities to sponsor or invest in private equity or hedge funds (including an aggregate investment limit of 3% of Tier 1 capital in funds that are sponsored by the bank holding company) and to engage in certain types of proprietary trading unrelated to serving clients, although certain non-U.S. banking entities (such as us and STB) will be able to engage in such activities solely outside the United States.

The Dodd-Frank Act also changes the FDIC deposit insurance assessment framework (the amounts paid by FDIC-insured institutions, such as STBUSA, into the deposit insurance fund of the FDIC), primarily by basing assessments on an FDIC-insured institution’s total assets less tangible equity rather than U.S. domestic deposits, which is expected to shift a greater portion of the aggregate assessments to large U.S. banks.

The Dodd-Frank Act removed, on July 2011, a longstanding prohibition on the payment of interest on demand deposits previously applicable to STBUSA and STB’s New York branch.

Furthermore, the Dodd-Frank Act provides for an extensive framework for the regulation of OTC derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives. Entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants will be required to register with the SEC or the CFTC, or both, and comply with capital, margin, business conduct, recordkeeping, reporting and other requirements applicable to such entities. Under the so-called swap “push-out” provisions of the Dodd-Frank Act, the derivatives activities of U.S. banks and U.S. branches of foreign banks (such as STB’s New York branch) will be restricted, which may necessitate changes to how we conduct our derivatives activities.

Regulations that the FDIC or the Consumer Financial Protection Bureau may adopt could affect the nature of the activities that a bank may conduct, and may impose restrictions and limitations on the conduct of such activities.

Furthermore, the Dodd-Frank Act requires the SEC to establish rules requiring issuers with listed securities, which may include foreign private issuers such as us, to establish a “clawback” policy to recoup previously awarded compensation in the event of an accounting restatement. The Dodd-Frank Act also grants the SEC discretionary rule-making authority to impose a new fiduciary standard on brokers, dealers and investment advisers, and expands the extraterritorial jurisdiction of U.S. courts over actions brought by the SEC or the United States with respect to violations of the antifraud provisions in the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940.

Other

Elsewhere in the world, our operations will be subject to regulation and control by local central banks and monetary authorities.

Organizational Structure

Please see Exhibit 8.1.

Property, Plants and Equipment

Until April 2011, CMTH’s headquarters offices and those of Chuo Mitsui were located in a shared building in central Tokyo owned by Chuo Mitsui. In connection with the share exchange, on April 1, 2011, we moved our headquarters to the headquarters office of STB. Chuo Mitsui Asset’s headquarters building, which it leases, is also located in central Tokyo. We own or lease the space for all of its branches and other facilities. The following table shows the net carrying amount of tangible fixed assets of CMTH Group as of March 31, 2011:

As of March 31, 2011
(Millions of yen)
Land	¥84,788
Buildings	44,254
Equipment and others	10,049
Construction in progress	292

Total	¥139,383

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The discussion below should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The discussion as of and for the fiscal years ended March 31, 2011, 2010 and 2009 is based on our audited annual consolidated financial statements, which have been prepared in accordance with IFRS. Unless otherwise indicated, the information is presented on a consolidated basis. The discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Forward-Looking Statements” and “Risk Factors.”

Overview and Trend Information

Operating Environment

With respect to the economic conditions in the fiscal year ended March 31, 2011, while the pace of economic growth in many developing countries slightly slowed due to tighter monetary policies, the economies of the United States and certain other developed countries improved mainly owing to the effects of fiscal measures. In Japan, economic conditions temporarily stagnated in the autumn of 2010 due to weakened export demand and a lessening of the effects of stimulus measures, but from the start of 2011 conditions showed signs of improvement, mainly in exports and manufacturing. However, the continued effects of the Great East Japan Earthquake, which occurred on March 11, have seriously affected the Japanese economy and led to curtailed output.

In the financial markets, short-term interest rates (the overnight call rate) hovered below the BOJ’s target rate of 0.1% after comprehensive monetary easing measures in October 2010. At the end of the fiscal year ended March 31, 2011, short-term interest rates fell to the 0.06% level as a result of further monetary easing measures by the BOJ after the Great East Japan Earthquake. Long-term interest rates climbed to the mid- 1.2% level after falling to the mid- 0.8% level in October 2010.

The Nikkei Stock Average generally fluctuated within 2 narrow range due to worsening financial problems in Europe and the appreciation of the yen against other currencies. By the end of the fiscal year ended March 31, 2011, the Nikkei Stock Average was at the mid 9,700 level, although it had dropped over 1,000 points to the 8,200 level soon after the Great East Japan Earthquake.

In the foreign exchange market, the yen trended higher against the dollar, appreciating from the 93 yen level per dollar in early October 2010 to the 80 yen level at the end of the fiscal year ended March 31, 2011, and generally moving around the low 80 yen level afterward. The yen appreciated to 76.26 yen, a record high, in overseas markets on March 17, but was around the low 83 yen level after coordinated government intervention measures in currency markets at the end of the fiscal year ended March 31, 2011. However, from April through August 2011 the yen has generally appreciated against the dollar.

The Japanese economy temporarily slowed due to the impact of the Great East Japan Earthquake; however, there recently has been steady improvement owing to the restoration of manufacturing supply chains. Capital investment and consumer spending have generally been recovering and both are expected to return to a mild upward trend.

Nevertheless, there is increasing uncertainty about the pace of economic improvement, and downside risk must still be taken into account. In particular, fiscal concerns about Europe and the United States have contributed to an appreciation of the yen against other currencies, which is negatively affecting Japanese exporters, which had recently showed signs of improvement, and could lead to lower stock prices and delay the pace of Japanese economic recovery. If improvements in the Japanese economy are delayed, our loan and real estate businesses may be adversely affected, which could negatively affect our operating results.

Regulatory Environment

We expect our financial condition and operating results will also be significantly affected by regulatory trends. To address perceived weaknesses in financial regulation revealed by the global financial crisis, regulatory authorities in Japan and abroad are taking significant steps to enhance the regulation of financial institutions. The Basel Committee and other international bodies are leading efforts to formulate regulatory enhancements, including in the area of capital regulation. These enhancements include an increase of the risk weights for resecuritization instruments and reconsideration of regulations on the trading book as well as enhancements in the quality of capital and introduction of liquidity requirements. Furthermore, a capital surcharge may be required for systemically important financial institutions. It is anticipated that the FSA will change its capital adequacy guidelines applied for Japanese banks and bank holding companies, including us, to reflect standards adopted by the Basel Committee.

Japanese banks are facing increased scrutiny over their credit policies relating to SMEs and residential mortgage loans. The Act Concerning Temporary Measures to Facilitate Financing for SMEs, Etc., which took effect on December 4, 2009, requires financial institutions, among other things, to make an effort to reduce their customers’ burden of loan repayments by employing such methods as term modification at the request of eligible borrowers, including SMEs and individual housing loan borrowers.

On the other hand, deregulation of financial activities in Japan has accelerated over the past several years. This enables banks to offer customers an increasingly attractive and diversified range of products and services, such as pension-type insurance and securities intermediary services.

For a more detailed description of regulations to which we are subject, risks associated with regulatory development and our management policy under this environment, see “Item 3. Key Information—Risk Factors—Risks Related to the Japanese Banking Industry” and “Item 4. Information on the Company—Government Regulations”.

Management Integration

Although we expect the projected earnings synergies from the management integration between the former CMTH Group and STB Group to mainly arise after the merger of SMTH’s three trust bank subsidiaries, scheduled for the fiscal year ending March 31, 2013, we are striving to realize some of the anticipated synergy effects during the current fiscal year ending March 31, 2012.

We have been making progress with certain specific measures related to the promotion of cross-selling efforts between the former CMTH Group and STB Group in retail products, such as investment trusts, and in the wholesale market for products such as syndicated loans. We currently are proceeding as planned with the necessary preparation in relation to anticipated cost synergies in information technology systems integration, consolidation of branch networks and consolidation of various subsidiaries.

Factors Affecting Our Financial Results

Income (Loss)

Our principal sources of operating income are: net interest income; net fee and commission income; net gains on financial instruments classified as held for trading; net gain on financial instruments designated at fair value through profit or loss, and net investment income. Income other than these five principal sources is included in “other operating income.”

Net Interest Income. Net interest income, or the difference between interest income and interest expenses, is a function of the amount of interest-earning assets and interest-bearing liabilities, the spread (the difference between the rate of the interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities), and the general level of interest rates.

Our interest income principally comes from loans and advances to corporate and individual clients, which are extended by Chuo Mitsui based on short-term interest rates including Tokyo interbank offered rate, or the

TIBOR, a short-term and a long-term prime rate, long-term fixed rates including swap rates, and other indicative rates. Interest income also includes interest on debt securities, except those categorized as financial assets held for trading and financial assets designated at fair value through profit or loss.

Our interest expenses include interest paid on deposits, dividends paid to the beneficiaries of principal-guaranteed trust products which are recorded on the consolidated statement of financial position as due to investors of trust accounts and interest paid on borrowings and other funding.

It is difficult to earn a wide interest spread when interest rates are at a low level, as they currently are in Japan. When interest rates rise from extremely low levels, interest spreads at commercial banks generally increase. However, interest spreads may temporarily decrease immediately after an increase in interest rates because it may take time for banks to increase lending rates correspondingly, in contrast to their funding rates. After an adjustment period, lending rates generally also increase and banks are able to secure a wider interest spread than in a low interest rate environment. Conversely, interest spreads may temporarily increase immediately after a decrease in interest rates because it may take time for banks to correspondingly decrease lending rates, in contrast to their funding rates. After an adjustment period, lending rates generally also decrease and banks generally are not able to maintain a wide interest spread. While various factors may affect the level of net interest income, generally the loan-to-deposit interest spread increases when short-term interest rates rise, particularly in the current low interest-rate environment.

Net Fee and Commission Income. Net fee and commission income is the difference between fee and commission income and fee and commission expenses. Our fee and commission income is derived from a variety of services, including:

•	trust asset management, trust asset administration, and pension management businesses of Chuo Mitsui Asset;

•	sales of investment trusts and annuity and other insurance products to individual clients by Chuo Mitsui;

•	real estate brokerage and other real estate related businesses offered by Chuo Mitsui;

•	stock transfer agency services provided by Chuo Mitsui;

•

other services and products offered by Chuo Mitsui including testamentary services offered to individual clients as well as a variety of services provided to corporate clients such as corporate advisory services, securitization-related services, corporate bond administration services, and business matching services; and

•	services and products offered by other subsidiaries.

Fee and commission income is generally calculated based on the volume of services or product sales. The amount of assets under trust asset management and trust asset administration changes in accordance with stock prices, bond prices and other market conditions. Individual clients’ demand for investment trusts and annuity and other insurance products as well as the transaction volume of real estate related businesses are also affected by the market environment. As a result, a substantial part of our fee and commission income fluctuates from year to year.

Fee and commission expenses include expenses in connection with remittances and market transactions as well as fees paid to equity-method affiliates to which we outsource part of our administrative work.

Net Gains (Losses) on Financial Instruments Classified as Held for Trading. Net gains (losses) on financial instruments classified as held for trading consist mainly of realized and unrealized profit and loss on securities classified as held for trading as well as gains and losses on derivatives including interest rate swaps, currency swaps, foreign exchange forwards, bond futures, equity futures and credit default swaps which we transact for trading, ALM and hedging purposes. Net gains (losses) on financial instruments classified as held for trading also include interest income on the securities classified as held for trading as well as gains and losses on embedded derivatives such as credit default swaps embedded in collateralized debt obligations, equity options embedded in preferred shares and constant maturity swaps embedded in floating rate JGBs.

Net Gains (Losses) on Financial Instruments Designated at Fair Value Through Profit or Loss. Net gains (losses) on financial instruments designated at fair value through profit or loss largely consist of interest, dividends and realized and unrealized gains and losses on the securities in which Chuo Mitsui invests through funds.

Net Investment Income. Net investment income consists mainly of gains and losses from the disposal of investment securities including JGBs, foreign bonds and Japanese listed stocks as well as dividends on available-for-sale Japanese listed stocks.

Other Operating Income. Other operating income includes gains on disposal of property and equipment and other income that is not included in the above items.

Expenses

General and Administration Expenses. Our general and administration expenses consist of personnel expenses, operating and administration expenses, and depreciation and amortization. We have been making efforts to restrain the total amount of personnel expenses and operating and administration expenses.

Impairment Charges. Impairment charges are recognized when there is objective evidence that a financial asset or a group of assets is impaired either individually or collectively. Most of our impairment charges are posted in connection with investment securities as well as loans and advances. When economic conditions or financial markets deteriorate, impairment charges generally increase. The deterioration of an individual client’s financial condition also may increase impairment charges.

Other Operating Expenses. Other operating expenses include losses on disposal of property and equipment and other expenses that are not included in the above items.

Critical Accounting Policies

Our financial statements and financial results are influenced by accounting policies, assumptions, estimates and management judgment, which necessarily have to be made in the course of preparation of the consolidated financial statements. We make estimates and assumptions that affect the reported amounts of assets and liabilities. All estimates and assumptions required in conformity with IFRS are best estimates undertaken in accordance with the applicable standards. Estimates and judgments are evaluated on a continuous basis, and are based on past experience and other factors, including expectations with regard to future events. Accounting policies and management’s judgments for certain items are especially critical for our results and financial position due to their materiality. The following is a summary of our critical accounting estimates.

Impairment Losses on Loans and Advances

In determining whether an impairment loss should be recorded in the consolidated income statement on our loan portfolios, we make judgments as to whether there is any objective evidence that a loan or group of loans is impaired. This evidence may include observable data indicating that there has been an adverse change in the repayment ability of a specific borrower or borrowers in a group, or national or local economic conditions that correlate with defaults on assets held.

We individually assess all impaired loans that exceed specific monetary thresholds. Impairment losses are recognized as the difference between the carrying value of the loan and the discounted value of management’s best estimate of future cash repayments and proceeds from any collateral. These estimates take into account the borrower’s debt service capacity and financial flexibility; the level and quality of earnings; and the realizable value of any collateral. Estimating the quantum and timing of future recoveries involves significant judgment.

We collectively assess impairment losses for impaired loans that are below individual assessment thresholds and loan losses that have been incurred but have not been separately identified at the reporting date. Collectively assessed impairment allowances are established on a portfolio basis based on the contractual cash flows and historical loss experience for assets with the credit risk characteristics similar to those held. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ materially from reported impairment allowances. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience. Were the net present value of estimated cash flows to differ by +1%, which is considered a reasonably possible change based on management’s best estimates, the impairment charge would be ¥1,232 million, ¥1,569 million and ¥1,689 million lower for the fiscal years ended March 31, 2011, 2010 and 2009, respectively. Were the net present value of estimated cash flows to differ by -1%, which is considered a reasonably possible change based on management’s best estimates, the impairment charge would be ¥1,247 million, ¥1,519 million and ¥1,684 million higher for the fiscal years ended March 31, 2011, 2010 and 2009, respectively.

Impairment of Available-for-Sale Equity Investments

We determine that available-for-sale equity investments are impaired when there has been a significant or prolonged decline in the fair value below cost. The determination of what is significant or prolonged requires judgment. In making this judgment, we evaluate, among other factors, the volatility in share prices. In addition, objective evidence of impairment may be a deterioration in the financial condition of the investee, industry and sector performance, changes in technology, and operational and financing cash flows. Had all the declines in fair value below cost been considered significant or prolonged, the maximum amounts that we would have recognized as an additional impairment charge in our consolidated income statement were ¥2,129 million, ¥1,245 million and ¥18,018 million for the fiscal years ended March 31, 2011, 2010 and 2009, respectively.

Fair Value of Financial Instruments

The fair value of financial instruments, where no active market exists or where quoted prices are not otherwise available, is determined using valuation techniques. In these cases, the fair value is estimated, using observable data on similar financial instruments, discounted cash flow method and other pricing models. When the discounted cash flow method is used, estimation of the amounts and timing of future cash flows and appropriate discount rate required significant judgment. Where valuation models are used to determine the fair values, they are periodically reviewed by qualified personnel and departments. All models are tested before they are implemented in practice, and are updated and improved to ensure that the outputs reflect the actual market transactions. We use valuation models principally for derivatives, including interest rate swaps and forward exchange plain vanilla contracts, whose fair values are reliably estimated using the inputs derived from the market. Where market observable inputs are not always available, they are estimated based on management’s assumptions. Changes in estimates about these factors could affect the reported fair value of financial instruments.

Fair Value Hierarchy

IFRS 7 specifies a fair value hierarchy to classify fair value measurements that reflect the significance of the inputs used in making such measurements based on whether the inputs are observable or unobservable. Observable inputs reflect market data obtained from independent sources; unobservable inputs reflect our market assumptions. The fair value hierarchy is as follows:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities. This level includes listed equity securities and debt instruments quoted in active markets and exchange traded derivatives such as futures.

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). This level principally includes a majority of the OTC derivative contracts, most government agency securities, municipal obligations, investment-grade corporate bonds and unlisted public investment funds which invest only in listed products. The sources of input parameters like LIBOR yield curve are available from price information providers such as Bloomberg LP or Thomson Reuters Markets KK.

Level 3—Inputs for the asset or liability that are not based on observable market data (unobservable inputs). This level principally includes most unlisted equity investments, unlisted investment partnerships, certain interests in securitizations, and debt instruments and derivatives with significant unobservable components.

This hierarchy requires the use of observable market data when available. We consider relevant and observable market prices in our valuations where possible.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the three levels of fair value of our classes of financial instruments that are measured and recorded at fair value as of March 31, 2011 and 2010.

	Level 1	Level 2	Level 3	Total
	(Millions of yen)
At March 31, 2011
Financial assets held for trading other than derivatives	¥315	¥23,962	¥—	¥24,277
Derivative financial assets	9	198,224	277	198,510
Financial assets designated at fair value through profit or loss	7,093	16,598	99,566	123,257
Investment securities
Equity securities	488,990	46,738	82,375	618,103
Debt securities	580,266	378,749	298,394	1,257,409
Loans and advances	—	—	809	809
Assets pledged as collateral	821,079	363,655	—	1,184,734
Other financial assets	—	—	48,596	48,596

Total financial assets	¥1,897,752	¥1,027,926	¥530,017	¥3,455,695

Derivative financial liabilities	¥57	¥187,576	¥435	¥188,068
Financial liabilities designated at fair value through profit or loss	2,533	—	—	2,533

Total financial liabilities	¥2,590	¥187,576	¥435	¥190,601

At March 31, 2010
Financial assets held for trading other than derivatives	¥50	¥11,957	¥—	¥12,007
Derivative financial assets	39	202,543	824	203,406
Financial assets designated at fair value through profit or loss	7,480	19,116	97,812	124,408
Investment securities
Equity securities	575,692	47,077	127,704	750,473
Debt securities	416,907	402,766	206,744	1,026,417
Assets pledged as collateral	1,465,909	250,136	—	1,716,045
Other financial assets	—	—	53,286	53,286

Total financial assets	¥2,466,077	¥933,595	¥486,370	¥3,886,042

Derivative financial liabilities	¥—	¥190,159	¥1,804	¥191,963
Financial liabilities designated at fair value through profit or loss	2,080	—	—	2,080

Total financial liabilities	¥2,080	¥190,159	¥1,804	¥194,043

Reconciliation of Level 3 Items

	Derivative financial assets	Financial assets designated at fair value through profit or loss	Investment securities- equity securities	Investment securities- debt securities	Loans and advances	Other financial assets	Total assets	Derivative financial liabilities	Total liabilities
	(Millions of yen)
At March 31, 2009	¥655	¥98,832	¥105,991	¥182,205	¥—	¥53,012	¥440,695	¥14,152	¥14,152

Total gains and losses
Profit or loss	824	(3,352)	(727)	(7)	—	—	(3,262)	(12,044)	(12,044)
Other comprehensive income	—	—	23,963	12,572	—	274	36,809	—	—
Purchases	—	3,130	540	44,203	—	—	47,873	—	—
Settlements	(655)	(798)	(2,063)	(32,229)	—	—	(35,745)	(304)	(304)

At March 31, 2010	¥824	¥97,812	¥127,704	¥206,744	¥—	¥53,286	¥486,370	¥1,804	¥1,804

Total gains and losses
Profit or loss	277	(7,279)	(16,991)	(10,906)	—	(4,769)	(39,668)	(1,349)	(1,349)
Other comprehensive income	—	—	(19,919)	630	—	79	(19,210)	—	—
Purchases	—	10,753	7,903	129,157	809	—	148,622	—	—
Settlements	(824)	(1,720)	(16,322)	(27,231)	—	—	(46,097)	(20)	(20)

At March 31, 2011	¥277	¥99,566	¥82,375	¥298,394	¥809	¥48,596	¥530,017	¥435	¥435

Notes:	Total gains or losses recognized in profit or loss are included in the accounts stated below in the consolidated income statement for the years ended March 31, 2011 and 2010.

Profit or loss for derivative financial assets and liabilities is included in;

•	Net gains (losses) on financial instruments classified as held for trading

Profit or loss for financial assets designated at fair value through profit or loss is included in;

•	Net losses on financial instruments designated at fair value through profit or loss

Profit or loss for investment securities-equity securities is included in;

•	Net investment income
•	Impairment charges

Profit or loss for investment securities-debt securities is included in;

•	Interest income
•	Net gains (losses) on financial instruments classified as held for trading
•	Net investment income
•	Impairment charges

Profit or loss for other financial assets is included in;

•	Impairment charges

Effect of Changes in Significant Unobservable Input to Reasonably Possible Alternatives

At March 31, 2011, financial instruments valued on the basis of unobservable inputs comprised unlisted equity securities of ¥89,633 million, unlisted investment funds of ¥54,512 million, corporate bonds of ¥319,553 million, residential mortgage- and asset-backed securities of ¥16,637 million, OTC derivatives of ¥158 million, loans and advances of ¥809 million, and other financial assets of ¥48,596 million.

At March 31, 2010, financial instruments valued on the basis of unobservable inputs comprised unlisted equity securities of ¥157,727 million, unlisted investment funds of ¥35,991 million, corporate bonds of ¥224,411 million, mortgage- and asset-backed securities of ¥14,131 million, OTC derivatives of ¥980 million and other financial assets of ¥53,286 million.

The valuation methodologies used and unobservable inputs to those methodologies are described in Note 32.2 in our audited consolidated financial statements included elsewhere in this annual report, including reasonably possible changes in those inputs.

The reasonably possible changes in critical unobservable inputs would increase and decrease the fair value of the financial instruments. Such changes in fair values at March 31, 2011 and 2010, are summarized as follows:

	At March 31,
	2011		2010
	Increase in fair value	Decrease in fair value	Increase in fair value	Decrease in fair value
	(Millions of yen)
Unlisted equity securities	¥11,849	¥11,787	¥17,515	¥17,502
Corporate bonds	4,767	4,714	2,422	2,323
Other	4,490	4,490	2,599	2,593

At March 31, 2011, the reasonably possible changes in critical unobservable inputs would increase other comprehensive income by ¥10,035 million and profit by ¥11,071 million if the changes were favorable, and decrease other comprehensive income by ¥6,632 million and profit by ¥14,359 million if the changes were unfavorable.

At March 31, 2010, the reasonably possible changes in critical unobservable inputs would increase other comprehensive income by ¥12,243 million and profit by ¥10,293 million if the changes were favorable, and decrease other comprehensive income by ¥11,624 million and profit by ¥10,793 million if the changes were unfavorable.

In this analysis, the reasonably possible changes are determined by applying +/-10% shift for unobservable inputs based on management’s judgment, and favorable and unfavorable changes in each of the critical inputs are assumed to occur independently with each other, and correlations and diversification effects are not taken into account. In addition, when the fair value of a financial instrument is affected by more than one unobservable input, the amounts of reasonably possible changes reflect the combined effects of individual assumptions that would result in most favorable or most unfavorable changes in fair value.

Securitizations and Consolidation of Special Purpose Entities

We sponsor the formation of special purpose entities, or SPEs, primarily to provide structured products to clients, to meet internal risk management purposes, to generate liquidity and to achieve favorable capital treatment. We are party to securitization transactions that transfer various financial assets to SPEs. The SPE then issues securities to investors. The consolidation of SPEs is addressed in Note 2.2 in our audited consolidated financial statements included elsewhere in this annual report. Depending on the individual arrangement, we may continue to recognize the securitized assets and issued securities, may continue to recognize only a portion of the assets up to our remaining involvement in those assets, or may derecognize the assets and recognize, as separate assets or liabilities, any rights and obligations constituted or retained in the transfer. SPEs are consolidated when the substance of the relationship between us and the SPE indicates control. As it may be difficult to determine whether we control an SPE, management makes judgments about its exposure to the risks and rewards, as well as about its ability to make operational decisions for the SPE in question.

Income Taxes

We are subject to income taxes principally in Japan. The deferred tax assets are recognized at the end of each reporting period based on future profitability assumptions based on management plans. We reassess unrecognized deferred tax assets and recognize a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. In the event of changes to these profitability assumptions, the deferred tax assets recognized may be adjusted. As we consider the future profitability assumptions forward-looking estimates, they are vulnerable to changes in economic and market conditions.

Retirement Benefits

The present value of retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. Any changes in these assumptions will affect the carrying amount of retirement benefit obligations. The assumptions used in determining the retirement benefit obligations and net cost (or benefit) for retirement benefits include the discount rate, expected rates of return on plan assets, mortality rates and rates of future salary increases. We determine the appropriate discount rates at the end of each year, being the interest rates that are used to determine the present value of estimated future cash outflows expected to be required to settle the benefit obligations. In determining the appropriate discount rates, we consider the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related benefit obligations. Other key assumptions for benefit obligations are based in part on current market conditions. Were the discount rate used to differ by 0.5% from management’s estimates, the defined benefit obligation for pension benefits would have been estimated to be ¥12,329 million, ¥12,525 million and ¥12,469 million lower for the fiscal years ended March 31, 2011, 2010 and 2009, respectively or ¥13,277 million, ¥13,517 million and ¥13,467 million higher for the fiscal years ended March 31, 2011, 2010 and 2009, respectively.

Recent Accounting Pronouncements

The following standards and interpretations have been issued but not effective for the year beginning on April 1, 2010 and not early adopted:

Standard/interpretation	Content	Applicable for accounting periods beginning on/after
IFRS 9	Financial instruments part 1: Classification and measurement	January 1, 2013
Amendment to IFRIC 14	Prepayments of a minimum funding requirement	January 1, 2011
Revised IAS 24	Related party disclosures	January 1, 2011
Amendment to IAS 12	Income taxes	January 1, 2012
Amendment to IFRS 7	Disclosures—Transfers of financial assets	July 1, 2011
IFRS 10	Consolidated financial statements	January 1, 2013
IFRS 11	Joint arrangements	January 1, 2013
IFRS 12	Disclosure of interests in other entities	January 1, 2013
IFRS 13	Fair value measurement	January 1, 2013
Amendment to IAS 1	Presentation of financial statements	July 1, 2012
Amendment to IAS 19	Employee benefits	January 1, 2013
Amendment to IAS 27	Separate financial statements	January 1, 2013

These standards and interpretations are expected to be relevant to us, assuming that we continue to report results under IFRS. However, SMTH currently intends to terminate its registration with the SEC and, in connection with such deregistration, may choose to no longer report results under IFRS.

IFRS 9, “Financial instruments part 1: Classification and measurement”

IFRS 9 was issued in November 2009 and replaces those parts of IAS 39 relating to the classification and measurement of financial assets. Under IFRS 9, financial assets are required to be classified into two measurement categories: those to be measured subsequently at fair value, and those to be measured subsequently at amortized cost. Such classification is to be made at initial recognition. The classification depends on the entity’s business model for managing its financial assets and the contractual cash flow characteristics of the financial assets. A financial asset is subsequently measured at amortized cost only if it is a debt instrument, and the objective of the entity’s business model is to hold the asset to collect the contractual cash flows and the asset’s contractual cash flows represent only payments of principal and interest (that is, “basic loan features”). All other debt instruments are to be measured at fair value through profit or loss.

All equity instruments are to be measured subsequently at fair value. Equity instruments that are held for trading will be measured at fair value through profit or loss. For all other equity investments, an irrevocable election can be made at initial recognition to recognize unrealized and realized gains and losses through other comprehensive income rather than profit or loss. Gains and losses recognized in other comprehensive income remain permanently in equity and are not subsequently reclassified to profit or loss. This election may be made on an instrument-by-instrument basis. However, dividends are to be presented in profit or loss as long as they represent a return on investment.

On October 28, 2010, IFRS 9 was revised to add guidance on the classification and measurement of financial liabilities. The guidance retains most of the existing requirements for financial liabilities currently contained in IAS 39. Financial liabilities will continue to be measured either at amortized cost or at fair value through profit or loss. The concept of bifurcating embedded derivatives from a financial liability also remains unchanged. One of the changes, however, relates to financial liabilities designated as at fair value through profit or loss, using the fair value option. Under IFRS 9, for a financial liability designated as at fair value through profit or loss, the change in the fair value attributable to changes in the liability’s credit risk is recognized directly in other comprehensive income rather than in profit or loss unless it creates or increases an accounting mismatch.

Adoption of IFRS 9 is mandatory from January 1, 2013, with earlier application permitted.

We are currently analyzing the implications of the standard, the impact on our financial reporting and the timing of its adoption by us. The IASB has indicated that it aims to complete the replacement of IAS 39 in 2011. The impact of IFRS 9 may change as the final aspects of the financial instruments project are completed by the IASB. Accordingly, it is impracticable to provide a reasonable estimate of the ultimate impact of IFRS 9 at this time.

Amendment to IFRIC 14, “Prepayments of a minimum funding requirement”

The amendment to IFRIC 14 “Prepayments of a minimum funding requirement” was issued in May 2009. The amendment corrects an unintended consequence of IFRIC 14, “IAS 19—The limit on a defined benefit asset, minimum funding requirements and their interaction”. Without the amendment, entities are not permitted to recognize as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendment corrects this. The amendment is effective for accounting periods beginning on or after January 1, 2011. Earlier application is permitted. The amendment should be applied retrospectively to the earliest comparative period presented. We will apply the amendment for the year beginning on April 1, 2011. The amendment is not expected to have an impact on our consolidated financial statements.

IAS 24 (revised), “Related party disclosures”

IAS 24 (revised) was issued in November 2009. It supersedes IAS 24, “Related party disclosures”, issued in 2003. IAS 24 (revised) is mandatory for accounting periods beginning on or after January 1, 2011. Earlier application, in whole or in part, is permitted. The revised standard modifies the definition of a related party and simplifies disclosures for government-related entities.

The disclosure exemptions introduced in IAS 24 (revised) do not affect us because we are not a government-related entity. However, disclosures regarding related party transactions and balances in our consolidated financial statements may be affected when IAS 24 (revised) is applied because some counterparties that did not previously meet the definition of a related party may come within the scope of the revised standard.

Amendment to IAS 12, “Income taxes”

The amendment to IAS 12 “Income taxes” was issued in December 2010. The amendment provides an exception to the general principle in IAS 12 that an entity shall measure the deferred tax related to an asset based on whether the entity expects to recover the carrying amount of the asset principally through use or sale.

The amendment establishes a rebuttable presumption that recovery of the carrying amount will normally be through sale. As a result of the amendment, “SIC-21, Income Taxes—Recovery of Revalued Non-Depreciable Assets” will no longer apply to investment properties carried at fair value. The amendment provides a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model. The amendment also incorporates the guidance contained in SIC-21, which is now withdrawn. The amendment is effective for accounting periods beginning on or after January 1, 2012, with early adoption permitted. We are currently analyzing the implications of the amendment, the impact on our financial reporting and the timing of its adoption by us.

Amendment to IFRS 7, “Disclosures—Transfers of financial assets”

The amendment to IFRS 7 “Disclosures—Transfers of financial assets” was issued in October 2010.

The amendment comprises additional disclosures on transfer transactions of financial assets (for example, securitizations), when the transferor retains continuing involvement in the transferred assets. The amendment also requires disclosure where transfers of financial assets are not evenly distributed throughout the period (e.g., where transfers occur near the end of a reporting period).

The amendments are effective for accounting periods beginning on or after July 1, 2011, with earlier application permitted. We are currently analyzing the implications of these additional disclosure requirements, the impact on our financial reporting and the timing of its adoption by us.

IFRS 10, “Consolidated financial statements”

IFRS 10 was issued in May 2011, as part of a group of five new and revised standards that address the scope of the reporting entity (the rest of the group includes IFRS 11, “Joint arrangements”; IFRS 12, “Disclosure of interests in other entities”; and consequential amendments to IAS 27, “Consolidated and separate financial statements” and IAS 28, “Investments in associates”). IFRS 10 changes the definition of control so that the same criteria are applied to all entities to determine control. This definition is supported by extensive application guidance that addresses the different ways in which a reporting entity (investor) might control another entity (investee). The changed definition and application guidance is not expected to result in widespread change in the consolidation decisions made by IFRS reporting entities, although some entities could see significant changes.

The revised standard is effective for accounting periods beginning on or after January 1, 2013; earlier application is permitted if all five standards in the group are applied concurrently. We are currently analyzing the implications of the standard, the impact on our financial reporting and the timing of its adoption by us.

IFRS 11, “Joint arrangements”

IFRS 11 was issued in May 2011, as part of the group of five new and revised standards.

Changes in the definitions of joint arrangements have reduced the “types” of joint arrangements to two: joint operations and joint ventures. The existing policy choice of proportionate consolidation for jointly controlled entities has been eliminated. Equity method of accounting is mandatory for participants in joint ventures.

The new standard is applicable for accounting periods beginning on or after 1 January 2013; earlier application is permitted if all five standards in the group are applied concurrently. We are currently analyzing the implications of the standard, the impact on our financial reporting and the timing of its adoption by us.

IFRS 12, “Disclosure of interests in other entities”

IFRS 12 was issued in May 2011 and replaces the disclosure requirements of IAS 28, “Investments in associates”. The existing guidance and disclosure requirements for separate financial statements are unchanged.

IFRS 12 requires entities to disclose information which serve as the basis to evaluate the nature, risks and financial effects associated with the entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities.

The standard is effective for accounting periods beginning on or after January 1, 2013; earlier application is permitted if all five standards in the group are applied concurrently. We are currently analyzing the implications of the standard, the impact on our financial reporting and the timing of its adoption by us.

IFRS 13, “Fair value measurement”

IFRS 13 was issued in May 2011. IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. The standard applies when other IFRSs require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRSs or address how to present changes in fair value. IFRS 13 provides clear and consistent guidance for measuring fair value and addressing valuation uncertainty in markets that are no longer active. It also increases the transparency of fair value measurements by requiring detailed disclosures about fair values derived using models.

IFRS 13 is effective for accounting periods beginning on or after January 1, 2013, with earlier application permitted. It is applied prospectively as of the beginning of the annual period in which it is initially applied. We will apply the standard for the year beginning on April 1, 2013. We are currently analyzing the implications of the standard, the impact on our financial reporting and the timing of its adoption by us.

Amendment to IAS 1, “Presentation of financial statements”

The amendment to IAS 1, “Presentation of financial statements” was issued in June 2011. The amendment changes the disclosure of items presented in other comprehensive income in the statement of comprehensive income.

The amendment requires entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be recycled to profit or loss in the future. Items that will not be recycled will be presented separately from items that may be recycled in the future. Entities that choose to present other comprehensive income items before tax will be required to show the amount of tax related to the two groups separately.

The amendment is effective for accounting periods beginning on or after July 1, 2012. Early application is permitted and full retrospective application is required. We are currently analyzing the implications of the standard, the impact on our financial reporting and the timing of its adoption by us.

Amendment to IAS 19, “Employee benefits”

The amendment to IAS 19 “Employee benefits” was issued in June 2011. The amendment makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits.

The most significant amendment is the replacement of interest cost and expected return on plan assets by a finance cost component comprising the net interest on the net defined benefit liability or asset. This finance cost component is determined by applying the same discount rate used to measure the defined benefit obligation to the net defined benefit liability or asset. The difference between the actual return on plan assets and the return included in the finance cost component in the income statement will be presented in other comprehensive income. The effect of this change is to increase the pension expense by the difference between the current expected return on plan assets and the return calculated by applying the relevant discount rate.

Based on an initial estimate of the impact of this particular amendment on CMTH Group’s consolidated financial statements for the fiscal year ended March 31, 2011, the change would decrease pre-tax profit, with no effect on the pension liability. The effect on total operating expenses and operating profit before tax is not expected to be material. The effect at the date of adoption will depend on market interest rates, rates of return and the actual mix of scheme assets at that time.

Amendment to IAS 27, “Separate financial statements”

IFRS 10 was issued in May 2011 and replaces all of the guidance on control and consolidation in IAS 27. IAS 27 is renamed “Separate financial statements”; it continues to be a standard dealing solely with separate financial statements. The existing guidance for separate financial statements is unchanged. We are currently analyzing the implications of the standard, the impact on our financial reporting and the timing of its adoption by us.

OPERATING RESULTS

Results of Operations

The following table presents information as to our income, expenses and net profit (loss) for the fiscal years ended March 31, 2011, 2010 and 2009:

	For the fiscal year ended March 31,
	2011	2010	2009
	(Millions of yen)
Interest income	¥160,096	¥203,705	¥232,826
Interest expenses	62,925	72,814	104,597

Net interest income	97,171	130,891	128,229
Fee and commission income	111,924	112,875	126,486
Fee and commission expenses	21,571	21,061	15,351

Net fee and commission income	90,353	91,814	111,135

Net gains (losses) on financial instruments classified as held for trading	(4,267)	13,868	(39,784)
Net losses on financial instruments designated at fair value through profit or loss	(3,605)	(803)	(40,616)
Net investment income	68,428	46,997	50,891
Other operating income	9,558	12,383	10,151

Operating income	257,638	295,150	220,006
General and administration expenses	130,909	129,819	131,961
Impairment charges	42,968	19,813	163,696
Other operating expenses	20,384	19,459	19,393

Operating expenses	194,261	169,091	315,050
Share of profit (loss) in associates and joint ventures	590	(509)	1,138

Operating profit (loss) before tax	63,967	125,550	(93,906)
Income tax expenses	15,274	21,446	50,643

Profit (loss) for the year	¥48,693	¥104,104	¥(144,549)

Profit (loss) attributable to:
Owners of the parent	¥41,729	¥97,354	¥(149,002)
Non-controlling interests	¥6,964	¥6,750	¥4,453

Net Interest Income

The table below sets forth information regarding our interest income and expenses for the years shown:

	For the fiscal year ended March 31,
	2011	2010	2009
	(Millions of yen)
Interest income
Cash and deposit with banks	¥459	¥203	¥341
Call loans	369	183	1,003
Investment securities-debt securities	25,614	47,271	61,467
Loans and advances	133,416	155,579	168,845
Other	238	469	1,170

Total interest income	¥160,096	¥203,705	¥232,826

Interest expenses
Deposits	¥41,317	¥46,392	¥51,462
Cash collateral on securities lent and repurchase agreements	2,538	3,484	19,516
Due to investors of trust accounts	7,821	9,196	13,090
Debt securities issued	7,359	8,171	9,952
Borrowings	2,878	4,069	5,937
Other	1,012	1,502	4,640

Total interest expenses	¥62,925	¥72,814	¥104,597

Net interest income	¥97,171	¥130,891	¥128,229

The Fiscal Year Ended March 31, 2011 Compared to the Fiscal Year Ended March 31, 2010

Net interest income decreased by ¥33,720 million, or 25.8%, from ¥130,891 million in the fiscal year ended March 31, 2010 to ¥97,171 million in the fiscal year ended March 31, 2011. The decrease in net interest income was due to a decrease in interest income that was not fully offset by the decrease in interest expense, since lower market interest rates, owing to continued monetary easing policies by central banks, in the fiscal year ended March 31, 2011 compared to the fiscal year ended March 31, 2010 resulted in a decrease in both interest income and interest expense.

Interest Income. Total interest income decreased by ¥43,609 million, or 21.4%, from ¥203,705 million in the fiscal year ended March 31, 2010 to ¥160,096 million in the fiscal year ended March 31, 2011. This decrease principally reflected a decrease in interest on loans and advances and a decrease in the balance of investment securities. Interest on loans and advances decreased by ¥22,163 million, or 14.2%, from ¥155,579 million in the fiscal year ended March 31, 2010 to ¥133,416 million in the fiscal year ended March 31, 2011, primarily as a result of a decline in the balance of loans as well as lower yields owing to a decline of market interest rates, which are indicative rates for loans. In addition, interest on investment debt securities decreased by ¥21,657 million, or 45.8%, from ¥47,271 million in the fiscal year ended March 31, 2010 to ¥25,614 million in the fiscal year ended March 31, 2011 primarily as a result of a decline in the balance of investment debt securities.

Interest Expenses. Total interest expenses decreased by ¥9,889 million, or 13.6%, from ¥72,814 million in the fiscal year ended March 31, 2010 to ¥62,925 million in the fiscal year ended March 31, 2011, primarily due to decreases in interest on deposits and due to investors of trust accounts. Interest on deposits decreased by ¥5,075 million, or 10.9%, from ¥46,392 million in the fiscal year ended March 31, 2010 to ¥41,317 million in the fiscal year ended March 31, 2011, mainly due to a decrease in interest rates accompanying the declines in market interest rates. Interest expense on due to investors of trust accounts decreased by ¥1,375 million, or 15.0%, from ¥9,196 million in the fiscal year ended March 31, 2010 to ¥7,821 million in the fiscal year ended March 31, 2011, mainly due to the decrease in amount of principal-guaranteed money trust and loan trust.

The Fiscal Year Ended March 31, 2010 Compared to the Fiscal Year Ended March 31, 2009

Net interest income increased by ¥2,662 million, or 2.1%, from ¥128,229 million in the fiscal year ended March 31, 2009 to ¥130,891 million in the fiscal year ended March 31, 2010. The increase in net interest income was due to a decrease in interest expense that was not fully offset by the decrease in interest income, although lower market interest rates in the fiscal year ended March 31, 2010 compared to the fiscal year ended March 31, 2009 resulted in a decrease in both interest income and interest expense.

Interest Income. Total interest income decreased by ¥29,121 million, or 12.5%, from ¥232,826 million in the fiscal year ended March 31, 2009 to ¥203,705 million in the fiscal year ended March 31, 2010. This decrease principally reflected a decrease in interest on loans and advances and a decrease in interest on investment securities. Interest on loans and advances decreased by ¥13,266 million, or 7.9%, from ¥168,845 million in the fiscal year ended March 31, 2009 to ¥155,579 million in the fiscal year ended March 31, 2010, primarily as a result of lower yields owing to a decline of market interest rates, which are indicative rates for loans. In addition, interest on investment debt securities decreased by ¥14,196 million, or 23.1%, from ¥61,467 million in the fiscal year ended March 31, 2009 to ¥47,271 million in the fiscal year ended March 31, 2010 primarily as a result of a decline in the balance of investment debt securities as well as a decline in coupon rates of certain securities.

Interest Expenses. Total interest expenses decreased by ¥31,783 million, or 30.4%, from ¥104,597 million in the fiscal year ended March 31, 2009 to ¥72,814 million in the fiscal year ended March 31, 2010, due primarily to decreases in interest on deposits, cash collateral on securities lent and repurchase agreements, and due to investors of trust accounts. Interest on deposits decreased by ¥5,070 million, or 9.9%, from ¥51,462 million in the fiscal year ended March 31, 2009 to ¥46,392 million in the fiscal year ended March 31, 2010, primarily due to a decrease in the balance of negotiable certificates of deposits from banks. Interest expense on cash collateral on securities lent and repurchase agreements decreased by ¥16,032 million, or 82.1%, from ¥19,516 million in the fiscal year ended March 31, 2009 to ¥3,484 million in the fiscal year ended March 31, 2010, due to a decrease in interest rates accompanying the declines in market interest rates. Interest expense on due to investors of trust accounts decreased by ¥3,894 million, or 29.7%, from ¥13,090 million in the fiscal year ended March 31, 2009 to ¥9,196 million in the fiscal year ended March 31, 2010, mainly due to the decrease in amount of principal-guaranteed money trust and loan trust.

Net Fee and Commission Income

The following table sets forth certain information regarding our fee and commission income and expenses for the periods shown:

	For the fiscal year ended March 31,
	2011	2010	2009
	(Millions of yen)
Fee and commission income
Trust and asset management fees	¥51,362	¥51,758	¥54,769
Investment trust sales fees	15,502	12,178	10,524
Insurance product sales fees	5,681	7,054	11,187
Real estate brokerage fees	10,667	9,308	12,417
Stock transfer agency fees	20,353	22,696	27,785
Other fees	8,359	9,881	9,804

Total fee and commission income	¥111,924	¥112,875	¥126,486

Fee and commission expenses	21,571	21,061	15,351

Net fee and commission income	¥90,353	¥91,814	¥111,135

Our fee and commission income consists of:

•

trust and asset management fees, which are generated from trust asset management, trust asset administration, and pension management businesses of Chuo Mitsui Asset, other trust product businesses of Chuo Mitsui and Chuo Mitsui Asset, and asset management business of Chuo Mitsui Asset Management and Chuo Mitsui Capital;

•	investment trust sales fees which come from sales of investment trusts to individual clients by Chuo Mitsui;

•	insurance product sales fees which come from sales of annuity and other insurance products to individual clients by Chuo Mitsui;

•	real estate brokerage fees which come from real estate brokerage services offered by Chuo Mitsui and another subsidiary;

•	stock transfer agency fees which come from stock transfer agency services provided by Chuo Mitsui and another subsidiary; and

•

other fees including fees on testamentary services offered to individual clients by Chuo Mitsui, fees on a variety of services provided to corporate clients by Chuo Mitsui such as corporate advisory services, securitization-related services, corporate bond administration services, and business matching services as well as other fees gained by other subsidiaries.

The Fiscal Year Ended March 31, 2011 Compared to the Fiscal Year Ended March 31, 2010

Our fee and commission expenses include brokerage expenses in connection with remittances and market transactions as well as fees paid to JTSB, currently a subsidiary but an equity-method affiliate through March 31, 2011, and Japan Stockholders Data Services, an equity-method affiliate to which we outsource a part of our administrative work.

Fee and Commission Income. Fee and commission income decreased by ¥951 million, or 0.8%, from ¥112,875 million in the fiscal year ended March 31, 2010 to ¥111,924 million in the fiscal year ended March 31, 2011. The primary reason for the decrease in this period was a decrease in insurance product sales fees, and stock transfer agency fees. Investment trust sales fees increased due to the increase sales volume of investment trusts. This increase exceeded the decrease in insurance product sales fees. Stock transfer agency fees decreased due to the disappearance of demand resulting from the adoption of paperless system for stock certificates. Real estate brokerage fees increased due to growth in real estate brokerage transactions.

Fee and Commission Expenses. Fee and commission expenses increased by ¥510 million, or 2.4%, from ¥21,061 million in the fiscal year ended March 31, 2010 to ¥21,571 million in the fiscal year ended March 31, 2011.

The Fiscal Year Ended March 31, 2010 Compared to the Fiscal Year Ended March 31, 2009

Net fee and commission income decreased by ¥19,321 million, or 17.4%, from ¥111,135 million in the fiscal year ended March 31, 2009 to ¥91,814 million in the fiscal year ended March 31, 2010. The decrease in net fee and commission income was due to a decrease in fee and commission income as well as an increase in fee and commission expenses.

Fee and Commission Income. Fee and commission income decreased by ¥13,611 million, or 10.8%, from ¥126,486 million in the fiscal year ended March 31, 2009 to ¥112,875 million in the fiscal year ended March 31, 2010. The primary reason for the decrease in this period was a decrease in trust and asset management fees, insurance product sales fees, real estate brokerage fees, and stock transfer agency fees. The decrease in trust and asset management fees is mainly due to a decrease in the market value of the entrusted assets which is a base for fee calculation. Insurance product sales fees also decreased because of a decline in commission rate of annuity insurance products as well as a decline in the sales volume of annuity insurances caused by certain insurance companies ceasing to underwrite some annuity insurance products; although investment trust sales fees increased in tandem with the recovery of the financial markets, it could not off-set the decrease in the above described items. Real estate brokerage fees decreased amid weakness in the Japanese real estate market where the transaction volumes have remained low since the financial crisis. The rate charged for stock transfer agency fees declined due to the abolishment of physical certificates for listed stocks in January 2009, which resulted in the decrease in stock transfer agency fees in the fiscal year ended March 31, 2010.

Fee and Commission Expenses. Fee and commission expenses increased by ¥5,710 million, or 37.2%, from ¥15,351 million in the fiscal year ended March 31, 2009 to ¥21,061 million in the fiscal year ended March 31, 2010, primarily owing to the commencement of outsourcing of administration in connection with stock transfer agency services to an affiliate, Japan Stockholders Data Services.

Net Gains (Losses) on Financial Instruments Classified as Held for Trading

The following table sets forth certain information regarding our net gains (losses) on financial instruments classified as held for trading for the periods shown:

	For the fiscal year ended March 31,
	2011	2010	2009
	(Millions of yen)
Debt securities	¥96	¥(918)	¥(1,037)
Derivatives
Interest rate contracts	302	9,802	26
Foreign currency contracts	(278)	(238)	(1,166)
Stock contracts	(4,300)	(517)	(18,458)
Bond contracts	(2,079)	(8,247)	(4,788)
Credit contracts	1,992	13,986	(14,361)

Total	¥(4,267)	¥13,868	¥(39,784)

Our net gains (losses) on financial instruments classified as held for trading are generated from transactions of derivatives, as well as debt securities classified as held for trading, including commercial paper and JGBs.

We had net losses of ¥4,267 million for the fiscal year ended March 31, 2011. This ¥18,135 million downturn from the fiscal year ended March 31, 2010 was mainly due to a decrease of ¥11,994 million in gains from the fair value of credit default swaps embedded in collateralized debt obligations and credit default swaps in credit linked notes which are consolidated under IFRS. An increase in losses on stock derivatives due to general declines in the stock markets also affected total losses.

We had net losses on financial instruments classified as held for trading of ¥39,784 million for the fiscal year ended March 31, 2009, but recorded a net gain on financial instruments classified as held for trading of ¥13,868 million for the fiscal year ended March 31, 2010. The improvement was partly due to improvement of the fair value of credit default swaps embedded in collateralized debt obligations and credit default swaps in credit linked notes which are consolidated under IFRS. The fair value of the credit derivatives deteriorated drastically amid financial crisis in the fiscal year ended March 31, 2009, and recovered in the following fiscal year. A decrease in losses on stock derivatives due to improvements in the stock markets also contributed to the improvement in total gains.

Net Losses on Financial Instruments Designated at Fair Value Through Profit or Loss

The following table sets forth certain information regarding our net losses on financial instruments designated at fair value through profit or loss for the periods shown:

	For the fiscal year ended March 31,
	2011	2010	2009
	(Millions of yen)
Debt securities	¥4,841	¥(7,939)	¥661
Equity securities	(8,446)	7,136	(41,277)

Total	¥(3,605)	¥(803)	¥(40,616)

Our financial instruments designated at fair value through profit or loss include investments in listed and unlisted equity securities and corporate bonds, which are mainly held through consolidated investment funds.

Net losses on financial instruments designated at fair value through profit or loss increased from ¥803 million for the fiscal year ended March 31, 2010 to ¥3,605 million for the fiscal year ended March 31, 2011. The losses for the fiscal year ended March 31, 2011 were mainly due to losses on equity securities, where we had an increase in unrealized losses from unlisted equity securities.

Net losses on financial instruments designated at fair value through profit or loss decreased from ¥40,616 million for the fiscal year ended March 31, 2009 to ¥803 million for the fiscal year ended March 31, 2010, mainly due to a decrease in losses on equity securities. We posted a large realized loss for the fiscal year ended March 31, 2009 through sales of funds which invested in listed equity securities with the purpose of reducing future financial uncertainty caused by stock price fluctuation, as well as to decrease risk-weighted assets on a regulatory capital adequacy ratio basis.

Net Investment Income

The following table sets forth certain information regarding our net investment income for the periods shown:

	For the fiscal year ended March 31,
	2011	2010	2009
	(Millions of yen)
Financial assets classified as available-for-sale
Net gains on sales and redemption of debt securities	¥35,178	¥20,208	¥17,319
Net gains on sales of equity securities	18,922	17,897	12,199
Dividends	14,319	7,819	19,067

Subtotal	68,419	45,924	48,585

Gains on foreign exchange	174	992	2,247
Other	(165)	81	59

Total	¥68,428	¥46,997	¥50,891

Our net investment income increased by ¥21,431 million, or 45.6%, from ¥46,997 million in the fiscal year ended March 31, 2010 to ¥68,428 million in the fiscal year ended March 31, 2011. We posted significant net gains on sales of Japanese and foreign bonds during the first quarter of the fiscal year ended March 31, 2011, which we made in response to declines in market interest rates during that quarter. An effect of those sales was to reduce our average balance of bonds held for the fiscal year ended March 31, 2011, which contributed to the decline in our net interest income during the same period.

Our net investment income decreased by ¥3,894 million, or 7.7%, from ¥50,891 million in the fiscal year ended March 31, 2009 to ¥46,997 million in the fiscal year ended March 31, 2010. While net gains on sales and redemption of debt securities and net gains on sales of equity securities increased due to recovery of market, total gains decreased primarily by a decrease in dividends on equity securities partly due to a deterioration of earnings of the stock issuers, as well as a decrease in gains on foreign exchange due to an unfavorable change of foreign exchange rates.

Other Operating Income

The following table sets forth certain information regarding our other operating income for the periods shown:

	For the fiscal year ended March 31,
	2011	2010	2009
	(Millions of yen)
Gain on disposal of property and equipment	¥142	¥277	¥267
Gain on redemption of subordinated bonds	—	1,860	—
Gain on redemption of Class III preferred shares	—	—	1,621
Dividends on miscellaneous contributions	2,082	2,262	1,940
Other individually immaterial income	7,334	7,984	6,323

Total	¥9,558	¥12,383	¥10,151

Our other operating income decreased by ¥2,825 million, or 22.8%, from ¥12,383 million in the fiscal year ended March 31, 2010 to ¥9,558 million in the fiscal year ended March 31, 2011. The decrease was mainly due to the absence of gains on redemption of subordinated bonds posted in the fiscal year ended March 31, 2011, while gains on redemption of subordinated bonds were posted in the fiscal year ended March 31, 2010.

Our other operating income increased by ¥2,232 million, or 22.0%, from ¥10,151 million in the fiscal year ended March 31, 2009 to ¥12,383 million in the fiscal year ended March 31, 2010. The increase was mainly due to gains on redemption of subordinated bonds which we bought back in the market at a lower price than the issue price.

Operating Expenses

Operating expenses increased by ¥25,170 million, or 14.9%, from ¥169,091 million in the fiscal year ended March 31, 2010 to ¥194,261 million in the fiscal year ended March 31, 2011, primarily due to an increase in impairment charges.

Operating expenses decreased by ¥145,959 million, or 46.3%, from ¥315,050 million in the fiscal year ended March 31, 2009 to ¥169,091 million in the fiscal year ended March 31, 2010, primarily due to a decrease in impairment charges.

The main components of our operating expenses are: general and administration expenses, impairment charges and other operating expenses.

General and Administration Expenses

The following table sets forth certain information regarding our general and administration expenses for the periods shown:

	For the fiscal year ended March 31,
	2011	2010	2009
	(Millions of yen)
Personnel expenses	¥64,576	¥70,787	¥61,452
Operating and administrative expenses	53,674	46,780	55,757
Depreciation and amortization	12,659	12,252	14,752

Total	¥130,909	¥129,819	¥131,961

General and administration expenses increased by ¥1,090 million, or 0.8%, from ¥129,819 million in the fiscal year ended March 31, 2010 to ¥130,909 million in the fiscal year ended March 31, 2011, mainly due to an increase in IT-related costs.

General and administration expenses decreased by ¥2,142 million, or 1.6%, from ¥131,961 million in the fiscal year ended March 31, 2009 to ¥129,819 million in the fiscal year ended March 31, 2010, because the decreases in operating and administrative expenses as a result of our effort to restrain such expenses as well as depreciation and amortization exceeded the increase in our personnel expenses which was mainly due to an increase in pension costs.

Impairment Charges

The following table sets forth certain information regarding our impairment charges relating to financial assets for the periods shown:

	For the fiscal year ended March 31,
	2011	2010	2009
	(Millions of yen)
Investment securities—equity securities
Financial assets classified as available-for-sale	¥42,408	¥8,912	¥114,108
Investment securities—debt securities
Financial assets classified as available-for-sale	376	7	4
Financial assets classified as loans and receivables	277	—	2,824
Loans and advances
Financial assets classified as loans and receivables	(1,939)	11,126	46,386
Other assets
Financial assets classified as available-for-sale	4,770	—	—
Financial assets classified as loans and receivables	(2,924)	(232)	374

Total	¥42,968	¥19,813	¥163,696

Impairment charges relating to financial instruments increased from ¥19,813 million for the fiscal year ended March 31, 2010 to ¥42,968 million for the fiscal year ended March 31, 2011. The downturn was due to an increase in impairment charges on equity securities compared to the previous fiscal year mainly due to general declines in Japanese stock markets.

Impairment charges of loans and advances decreased from ¥11,126 million for the fiscal year ended March 31, 2010 to a reversal of ¥1,939 million for the fiscal year ended March 31, 2011, primarily due to improvement of the financial conditions of some borrowers affected by the recovery of the economic and business environments.

Impairment charges relating to financial instruments decreased from ¥163,696 million for the fiscal year ended March 31, 2009 to ¥19,813 million for the fiscal year ended March 31, 2010. The improvement was due to a decrease in impairment charges on equity securities compared to the previous fiscal year, when the global economic downturn contributed to large declines in stock market prices and the fair value of our equity portfolio, mainly composed by Japanese listed stocks, declined significantly.

Impairment charges of loans and advances decreased from ¥46,386 million for the fiscal year ended March 31, 2009 to ¥11,126 million for the fiscal year ended March 31, 2010, primarily due to the improvement of borrowers’ financial conditions affected by the recovery of the economic and business environments. For the fiscal year ended March 31, 2009, the financial crisis and economic downturn deteriorated the financial conditions of certain large borrowers, some of which became bankrupt. As a result, we recognized impairment charges for such borrowers.

Other Operating Expenses

The following table sets forth certain information regarding our other operating expenses for the periods shown:

	For the fiscal year ended March 31,
	2011	2010	2009
	(Millions of yen)
Loss on disposal of property and equipment	¥731	¥503	¥1,974
Expenses for system development	3,234	3,804	4,594
Professional service fee	6,955	6,728	5,702
Expenses for integration	3,397	525	—
Other expenses	6,067	7,899	7,123

Total other operating expenses	¥20,384	¥19,459	¥19,393

Other operating expenses increased by ¥925 million, or 4.8%, from ¥19,459 million in the fiscal year ended March 31, 2010 to ¥20,384 million in the fiscal year ended March 31, 2011. The increase was mainly due to expenses related to the management integration.

We had other operating expenses of ¥19,393 million for the fiscal year ended March 31, 2009, and ¥19,459 million for the fiscal year ended March 31, 2010.

Net Profit (Loss)

Our share of loss in associates and joint ventures was ¥509 million in the fiscal year ended March 31, 2010, whereas we had share of profit in associates and joint ventures of ¥590 million in the fiscal year ended March 31, 2011. Income tax expense was ¥21,446 million in the fiscal year ended March 31, 2010 as compared to ¥15,274 million in the fiscal year ended March 31, 2011. The effective tax rate varies each fiscal year mainly due to changes in the recognized amount of deferred tax assets. See Note 25 to our consolidated financial statements. We had a net profit of ¥104,104 million for the fiscal year ended March 31, 2010 but net profit decreased to ¥48,693 million for the fiscal year ended March 31, 2011 mainly as a result of a decrease in net interest income and an increase in impairment charge.

Our share of profit in associates and joint ventures was ¥1,138 million in the fiscal year ended March 31, 2009, whereas we had share in losses of associates and joint ventures of ¥509 million in the fiscal year ended March 31, 2010. Income tax expense was ¥50,643 million in the fiscal year ended March 31, 2009 as compared to ¥21,446 million in the fiscal year ended March 31, 2010. We had a net loss of ¥144,549 million for the fiscal year ended March 31, 2009 but recovered to a net profit of ¥104,104 million for the fiscal year ended March 31, 2010 mainly as a result of an increase in net gains on financial instruments classified as held for trading as well as a decrease in net losses on financial instruments designated at fair value through profit or loss and impairment charges.

Total Comprehensive Income (Loss)

The following table set forth certain information regarding our total comprehensive income (loss) for the periods shown:

	For the fiscal year ended March 31,
	2011	2010	2009
	(Millions of yen)
Profit (loss) for the year	¥48,693	¥104,104	¥(144,549)
Other comprehensive income (loss)
Net gains (losses) on available-for-sale financial assets	(85,325)	165,480	(221,869)
Net losses on cash flow hedges	(65)	(103)	(52)
Exchange differences on translations of foreign operations	2	491	(1,979)
Share of other comprehensive income (losses) of associates and joint ventures	1	(1)	(2)

Income tax benefit (expense) relating to components of other comprehensive income	37,432	(68,067)	88,953

Other comprehensive income (loss) for the year, net of tax	(47,955)	97,800	(134,949)

Total comprehensive income (loss) for the year	¥738	¥201,904	¥(279,498)

Total comprehensive income (loss) attributable to:
Owners of the parent	(4,895)	194,989	(284,302)
Non-controlling interests	5,633	6,915	4,804

Total	¥738	¥201,904	¥(279,498)

Our other comprehensive income or losses consist mostly of unrealized gains or losses on available-for-sale financial assets, including equity and debt securities.

Segment Information

Operating Segment Information

We have determined our operating segments based on the reports reviewed by our board of directors in making its strategic decisions. All operating segments used by management meet the definition of a reportable segment under IFRS 8.

We have four operating segments, identified according to service line consistent with the reports used by our board of directors. These segments and their respective operations are as follows:

Chuo Mitsui

Chuo Mitsui offers retail trust and banking products and services to individuals and corporate clients. Chuo Mitsui’s retail business offers investment trusts and annuity insurance, various trust and deposit products, testamentary trust and inheritance-processing services and tailor-made trusts. Chuo Mitsui also offers individuals housing loans and other loans. Chuo Mitsui provides corporate clients an array of financial services, real estate services and stock transfer agency services.

Chuo Mitsui Asset

Chuo Mitsui Asset offers pension and securities trust products to institutional investors, providing asset management, asset administration, and pension management services.

Investment Management Subsidiaries

Investment Management Subsidiaries consist of Chuo Mitsui Asset Management and Chuo Mitsui Capital. Chuo Mitsui Asset Management is an asset management company responsible for investment trust management services. Chuo Mitsui Capital is an asset management company for private equity funds, which are pooled investment vehicles designed to secure profits through investments in privately owned companies and other investments.

Other

Other includes consolidated subsidiaries except for Chuo Mitsui, Chuo Mitsui Asset and the Investment Management Subsidiaries described above.

The business segment information set forth below is based on financial information prepared in accordance with Japanese GAAP as allocated in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with the consolidated financial statements prepared on the basis of IFRS.

The segment information provided to our board of directors for the reportable segments for the fiscal years ended March 31, 2011, 2010 and 2009 is as follows:

	For the fiscal year ended March 31, 2011
	Chuo Mitsui	Chuo Mitsui Asset	Investment Management Subsidiaries	Other	Eliminations	Total
	(Millions of yen)
Revenue
External customers	¥282,540	¥40,950	¥10,447	¥17,040	¥—	¥350,977
Inter-segment	6,043	2,555	94	40,478	(49,170)	—

Total	¥288,583	¥43,505	¥10,541	¥57,518	¥(49,170)	¥350,977

Profit (loss) before tax	¥68,412	¥11,163	¥533	¥21,395	¥(14,720)	¥86,783

	For the fiscal year ended March 31, 2010
	Chuo Mitsui	Chuo Mitsui Asset	Investment Management Subsidiaries	Other	Eliminations	Total
	(Millions of yen)
Revenue
External customers	¥297,999	¥41,193	¥10,353	¥15,971	¥—	¥365,516
Inter-segment	8,262	2,895	(44)	30,396	(41,509)	—

Total	¥306,261	¥44,088	¥10,309	¥46,367	¥(41,509)	¥365,516

Profit (loss) before tax	¥74,647	¥13,094	¥407	¥10,569	¥(13,918)	¥84,799

	For the fiscal year ended March 31, 2009
	Chuo Mitsui	Chuo Mitsui Asset	Investment Management Subsidiaries	Other	Eliminations	Total
	(Millions of yen)
Revenue
External customers	¥335,745	¥44,174	¥12,552	¥20,573	¥—	¥413,044
Inter-segment	7,698	3,468	1	44,446	(55,613)	—

Total	¥343,443	¥47,642	¥12,553	¥65,019	¥(55,613)	¥413,044

Profit (loss) before tax	¥(123,482)	¥17,467	¥1,301	¥4,723	¥(9,688)	¥(109,679)

As the majority of our revenue came from Chuo Mitsui, the business results of Chuo Mitsui had a significant effect on our overall revenue and profit. Chuo Mitsui’s segment revenue decreased by ¥17,678 million from ¥306,261 million for the fiscal year ended March 31, 2010 to ¥288,583 million for the fiscal year ended March 31, 2011, due mainly to a decrease in interest income as well as a decrease in fees on insurance product sales and stock transfer business. Chuo Mitsui Asset’s segment revenue decreased by ¥583 million from ¥44,088 million for the fiscal year ended March 31, 2010 to ¥43,505 million for the fiscal year ended March 31, 2011, due mainly to a decrease in trust and asset management fees. Investment Management Subsidiaries’ segment revenue increased by ¥232 million from ¥10,309 million for the fiscal year ended March 31, 2010 to ¥10,541 million for the fiscal year ended March 31, 2011, due mainly to a increase in trust and asset management fees. Other’s segment revenue increased by ¥11,151 million from ¥46,367 million for the fiscal year ended March 31, 2010 to ¥57,518 million for the fiscal year ended March 31, 2011, mainly due to an increase in dividends received by CMTH from its subsidiaries.

Chuo Mitsui’s segment revenue decreased by ¥37,182 million from ¥343,443 million for the fiscal year ended March 31, 2009 to ¥306,261 million for the fiscal year ended March 31, 2010 due mainly to a decrease in interest income as well as a decrease in fees on insurance product sales, real estate brokerage, and stock transfer business. Chuo Mitsui Asset’s segment revenue decreased by ¥3,554 from ¥47,642 million for the fiscal year ended March 31, 2009 to ¥44,088 million for the fiscal year ended March 31, 2010 due mainly to a decrease in trust and asset management fees. Investment Management Subsidiaries’ segment revenue decreased by ¥2,244 million from ¥12,553 million for the fiscal year ended March 31, 2009 to ¥10,309 million for the fiscal year ended March 31, 2010 due mainly to a decrease in trust and asset management fees. Other’s segment revenue decreased by ¥18,652 million from ¥65,019 million for the fiscal year ended March 31, 2009 to ¥46,367 million for the fiscal year ended March 31, 2010, due mainly to a decrease in dividends received by CMTH from its subsidiaries and a decrease in outsourcing fees received from the companies in other segments.

Financial Condition

Assets

Our assets at March 31, 2011 and 2010 were as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Assets
Cash and deposits with banks	¥519,119	¥268,450
Call loans	7,859	10,875
Cash collateral on securities borrowed and reverse repurchase agreements	9,378	1,521
Financial assets held for trading other than derivatives	24,277	12,007
Derivative financial assets	198,510	203,406
Financial assets designated at fair value through profit or loss	123,257	124,408
Investment securities	2,181,172	2,503,695
Loans and advances	9,550,589	9,710,846
Assets pledged as collateral	1,184,734	1,721,353
Investment in associates and joint ventures	22,026	21,990
Property and equipment	139,383	141,707
Intangible assets	67,875	68,464
Current income tax assets	4,957	3,401
Deferred income tax assets	208,857	186,178
Other assets	301,442	340,278

Total assets	¥14,543,435	¥15,318,579

As of March 31, 2011, we had total assets of ¥14,543,435 million, a decrease of 5.1%, as compared to total assets of ¥15,318,579 million as of March 31, 2010. The decrease was mainly due to a decrease in investment debt securities.

Loans and Advances

The following table shows our loans and advances to individual clients and to corporate borrowers as of the dates indicated:

	At March 31,
	2011	2010
	(Millions of yen)
Individual
Gross individual total	¥3,759,234	¥3,953,540
Less: Impairment allowance	16,106	14,432

Loans and advances to individual	3,743,128	3,939,108

Corporate
Gross corporate total	5,848,504	5,817,596
Less: Impairment allowance	41,043	45,858

Loans and advances to corporate	5,807,461	5,771,738

Total loans and advances	¥9,550,589	¥9,710,846

The lending business is one of our main operating activities. We make loans and extends other types of credit principally to corporate and individual clients in Japan, as well as to corporate clients in foreign countries.

As of March 31, 2011, our loans and advances were ¥9,550,589 million, or 65.7% of total assets, representing a decrease of ¥160,257 million, or 1.7%, from March 31, 2010. This decrease resulted from a decrease in loans and advances to individuals that exceeded the increase in our loans to corporates.

Impairment Allowance on Loans and Advances

Our consolidated statement of financial position reflects impairment allowance on loans and advances.

The following table shows the reconciliation of impairment allowances on loans and advances for the periods shown.

	For the fiscal year ended March 31,
	2011		2010		2009
	Individual allowances for impairment	Collective allowance for impairment	Individual allowances for impairment	Collective allowance for impairment	Individual allowances for impairment	Collective allowance for impairment
	(Millions of yen)
Individual
Balance at beginning of year	¥267	¥14,165	¥518	¥14,226	¥759	¥16,163
Increase (decrease) in provision for impairment losses	992	1,676	1,098	(61)	1,261	(1,937)
Charge-offs	(2,059)	—	(2,027)	—	(2,376)	—
Recoveries	1,065	—	678	—	874	—

Balance at end of year	265	15,841	267	14,165	518	14,226

Corporate
Balance at beginning of year	24,006	21,852	25,323	23,444	12,595	17,404
Increase (decrease) in provision for impairment losses	(4,375)	(232)	11,681	(1,592)	41,022	6,040
Charge-offs	(6,070)	—	(15,697)	—	(30,826)	—
Recoveries	5,862	—	2,710	—	2,536	—
Foreign currency translation and other adjustments	—	—	(11)	—	(4)	—

Balance at end of year	19,423	21,620	24,006	21,852	25,323	23,444

Total impairment allowances at end of year	¥19,688	¥37,461	¥24,273	¥36,017	¥25,841	¥37,670

A portion of our loans and advances consists of impaired loans and advances. The following tables show the detail of our loans and advances as of the dates shown, including impaired loans and advances:

	At March 31,
	2011	2010
	(Millions of yen)
Neither past due nor impaired(1)	¥9,441,549	¥9,600,004
Past due but not impaired(1)	36,046	49,750
Impaired	130,143	121,382

Amount before deducting impairment allowance	9,607,738	9,771,136
Less: impairment allowance
Normal	23,712	18,299
Caution	6,097	9,934
Close observation or lower	27,340	32,057

Net	¥9,550,589	¥9,710,846

Note:

(1)	These balances are classified as normal or caution and are assessed for collective impairment.

Investment Securities

The following table shows our investment securities as of the dates shown:

	At March 31,
	2011	2010
	(Millions of yen)
Equity securities
Available-for-sale	¥618,103	¥750,473

Total equity securities	618,103	750,473

Debt securities (including debt securities pledged as collateral)
Available-for-sale	2,447,938	2,750,604
Embedded derivatives	(5,795)	(8,142)
Held-to-maturity	136	399,323
Loans and receivables	305,524	332,790

Total debt securities	2,747,803	3,474,575

Total	¥3,365,906	¥4,225,048

Our investment securities, including available-for-sale financial assets, held-to-maturity investments, and loans and receivables, totaled ¥3,365,906 million as of March 31, 2011, a decrease of ¥859,142 million, or 20.3%, from ¥4,225,048 million as of March 31, 2010.

Our debt securities portfolio is principally held to secure income and capital gains through portfolio management and is mostly comprised of JGBs, foreign government bonds and bonds issued by government-related institutions. The corporate bonds in our bond portfolio mainly consist of bonds issued by foreign companies.

As of March 31, 2011, we had ¥2,747,803 million of debt securities, a decrease of ¥726,772 million, or 20.9%, from ¥3,474,575 million as of March 31, 2010. This decrease was mainly due to the disposal of JGBs in accordance with our investment and ALM strategies.

Our equity portfolio consists principally of listed Japanese equity securities, and includes common or preferred stocks issued by our clients, which is a typical practice among Japanese financial institutions.

As of March 31, 2011, we had ¥618,103 million of equity securities, a decrease of ¥132,370 million, or 17.6%, from ¥750,473 million as of March 31, 2010. This decrease was mainly due to a decrease in the fair value of listed equity securities owing to large declines in prices on stock market.

At March 31, 2011 and 2010, there are no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes in our consolidated financial statements.

Financial Assets Held for Trading Other Than Derivatives

The following table shows our financial assets held for trading other than derivatives as of the dates shown:

	At March 31,
	2011	2010
	(Millions of yen)
Debt securities
Japanese government bonds	¥315	¥50
Commercial paper	23,962	11,957

Total	¥24,277	¥12,007

Financial Assets Designated at Fair Value Through Profit or Loss

The following table shows information regarding the fair value of our financial assets designated at fair value through profit or loss at March 31, 2011 and 2010:

	At March 31,
	2011	2010
	(Millions of yen)
Equity securities
Listed	¥7,093	¥7,501
Unlisted	78,599	85,108

Total equity securities	85,692	92,609

Debt securities
Corporate bonds	37,565	31,799

Total debt securities	37,565	31,799

Total	¥123,257	¥124,408

Liabilities

The following table shows our liabilities as of March 31, 2011 and 2010:

	At March 31,
	2011	2010
	(Millions of yen)
Liabilities
Deposits	¥9,602,784	¥9,064,722
Call money	351,957	306,161
Cash collateral on securities lent and repurchase agreements	1,161,653	1,702,698
Derivative financial liabilities	188,068	191,963
Financial liabilities designated at fair value through profit or loss	2,533	2,080
Due to trust accounts	16,257	21,356
Due to investors of trust accounts	1,288,328	1,568,220
Debt securities issued	266,256	233,969
Borrowings	683,918	1,228,505
Current income tax liabilities	2,639	4,625
Deferred income tax liabilities	4,837	10,899
Retirement benefit obligations	5,573	5,793
Other liabilities	152,017	134,340

Total liabilities	¥13,726,820	¥14,475,331

Deposits

The following table shows a breakdown of our deposits as of the dates indicated:

	At March 31,
	2011	2010
	(Millions of yen)
Deposits from banks
Current/settlement accounts	¥876	¥924
Ordinary accounts	14,621	6,400
Time deposits	393	22,382
Negotiable certificates of deposit	82,000	51,400
Other	164	17,212

Total deposits from banks	¥98,054	¥98,318

Deposits from customers
Corporate customers
Current/settlement accounts	¥113,538	¥112,287
Ordinary accounts	429,651	307,727
Time deposits	1,355,644	1,241,292
Negotiable certificates of deposit	245,020	275,790
Deposits at notice	18,614	21,510
Other	66,275	10,329
Retail customers
Current/settlement accounts	228	302
Ordinary accounts	919,178	830,710
Time deposits	6,328,745	6,157,964
Saving accounts	2,802	2,993
Deposits at notice	4	5
Other	25,031	5,495

Total deposits from customers	¥9,504,730	¥8,966,404

Total deposits	¥9,602,784	¥9,064,722

We offer a range of banking accounts through our branch network, including current accounts, ordinary accounts, time deposits, and negotiable certificates of deposits.

Our deposit balances, which primarily consist of time deposits, as of March 31, 2011, were ¥9,602,784 million, an increase of ¥538,062 million, or 5.9%, from ¥9,064,722 million as of March 31, 2010, primarily due to increases in ordinary accounts and time deposits from corporate customers and retail customers.

Cash Collateral on Securities Lent and Repurchase Agreements

Cash collateral on securities lent and repurchase agreements is one of our largest categories of liabilities due to it being one of our main sources of funding.

Our balance of cash collateral on securities lent and repurchase agreements as of March 31, 2011 was ¥1,161,653 million, a decrease of ¥541,045 million, or 31.8%, from ¥1,702,698 million as of March 31, 2010 in response to an increase of other ways of funding, such as an increase in deposits.

Due to Investors of Trust Accounts

We consolidate certain investment trusts, principal-guaranteed money and loan trusts, and securitization vehicles. Our amounts due to investors of trust accounts mainly consist of amounts due to investors of principal-guaranteed money and loan trust accounts, which we provide primarily as a savings product to individuals.

The following table shows the amount that third-party investors invested in such consolidated trust accounts managed by us as of March 31, 2011 and 2010:

	At March 31,
	2011	2010
	(Millions of yen)
Principal-guaranteed trust accounts	¥1,008,561	¥1,216,105
Securitization trust accounts	278,179	350,602
Other	1,588	1,513

Total	¥1,288,328	¥1,568,220

Our amounts due to investors of trust accounts as of March 31, 2011 were ¥1,288,328 million, a decrease of ¥279,892 million, or 17.8%, from March 31, 2010, primarily due to our cessation of underwriting new beneficial interests in loan trusts on or after September 2009.

Borrowings

The following tables show information with respect to the balances and average interest rates of our borrowings as of March 31, 2011 and 2010.

		At March 31,
	Maturity	2011	2010
		(Millions of yen)
Borrowings	2011-2016	¥591,368	¥1,135,922
Subordinated borrowings	2011-2021	77,550	77,583
Subordinated perpetual borrowings		15,000	15,000

Total		¥683,918	¥1,228,505

	Average interest rate At March 31,
	2011	2010
	(Percentages)
Borrowings	0.12%	0.12%
Subordinated borrowings	2.42	2.43

Most borrowings other than subordinated borrowings are made from the BOJ in connection with its money market operations. Subordinated borrowings are made from other financial institutions such as insurance companies. As of March 31, 2011, our borrowings were ¥683,918 million, a decrease of ¥544,587 million, or 44.3%, from ¥1,228,505 million as of March 31, 2010 due primarily to a decrease in borrowings from the BOJ owing to a decrease in funding needs caused by disposal of investment securities. The average interest rate on borrowings other than subordinated borrowings, whose term is relatively short, declined more than the average interest on subordinated borrowing, which includes long-term fixed borrowings.

Total Equity

The following table shows information about our total equity as of March 31, 2011 and 2010:

	At March 31,
	2011	2010
	(Millions of yen)
Equity attributable to owner of the parent
Share capital	¥261,609	¥261,609
Capital surplus	33,701	33,701
Retained earnings	266,619	244,790
Other reserves	70,826	117,450
Treasury shares	(282)	(271)

Total equity attributable to owner of the parent	¥632,473	¥657,279

Non-controlling interests	184,142	185,969

Total equity	¥816,615	¥843,248

Total equity decreased by ¥26,633 million, or 3.2%, from ¥843,248 million as of March 31, 2010 to ¥816,615 million as of March 31, 2011 due primarily to a decrease in other reserves as a result of net unrealized losses on available-for-sale financial assets included in other reserves.

Cash Flows

The following table presents our cash flows for the fiscal years ended March 31, 2011, 2010 and 2009:

	For the fiscal year ended March 31,
	2011	2010	2009
	(Millions of yen)
Cash and cash equivalents at the beginning of year	¥280,846	¥272,448	¥560,722

Net cash generated from (used in) operating activities	130,695	56,437	(690,415)
Net cash flows generated from (used in) investing activities	729,585	464,519	(590,577)
Net cash generated from (used in) financing activities	(604,381)	(512,860)	994,703
Effect of exchange rates on cash and cash equivalents	(389)	302	(1,985)

Net increase (decrease) in cash and cash equivalents	255,510	8,398	(288,274)

Cash and cash equivalents at the end of year	536,356	280,846	272,448

Cash and cash equivalents comprise of:
Cash and deposit with banks	519,119	268,450	239,871
Call loans	7,859	10,875	23,765
Cash collateral on securities borrowed and reverse repurchase agreements	9,378	1,521	8,812

Total	¥536,356	¥280,846	¥272,448

Our net cash flows fluctuate year by year depending on our investment, ALM and funding strategies, as well as the market and business environments affecting its clients’ needs for deposits and loans.

Net cash flows generated from operating activities was ¥130,695 million for the fiscal year ended March 31, 2011, compared to net cash generated from operating activities of ¥56,437 million for the fiscal year ended March 31, 2010. The change was mainly due to a net decrease in cash collateral on securities lent and repurchase agreements which was partially offset by a net increase in deposits.

Net cash flows generated from investing activities were ¥729,585 million for the fiscal year ended March 31, 2011, compared to net cash flows generated from investing activities of ¥464,519 million for the fiscal year ended March 31, 2010. The change was primarily due to an increase in proceeds from sale of investment securities that was partially offset by the outflow due to the purchase of investment securities.

Net cash used in financing activities was ¥604,381 million for the fiscal year ended March 31, 2011, compared to net cash used in financing activities of ¥512,860 million for the fiscal year ended March 31, 2010. The change was mainly due to an increase in repayments of borrowings, which was partially offset by an increase in proceeds from borrowings.

As a result, cash and cash equivalents at March 31, 2011 were ¥536,356 million, an increase of ¥255,510 million compared to cash and cash equivalents of ¥280,846 million at March 31, 2010. We believe that our working capital is sufficient to meet our requirements.

Net cash generated from operating activities was ¥56,437 million for the fiscal year ended March 31, 2010, compared to net cash used in operating activities of ¥690,415 million for the fiscal year ended March 31, 2009. The change was mainly due to a net decrease in loans and advances and a net increase in cash collateral on securities lent and repurchase agreements which was only partially offset by a net decrease in deposits.

Net cash flows generated from investing activities were ¥464,519 million for the fiscal year ended March 31, 2010, compared to net cash flows used in investing activities of ¥590,577 million for the fiscal year ended March 31, 2009. The change was primarily due to an increase in proceeds from sale of investment securities that was partially offset by the outflow due to the purchase of investment securities.

Net cash used in financing activities was ¥512,860 million for the fiscal year ended March 31, 2010, compared to net cash generated from financing activities of ¥994,703 million for the fiscal year ended March 31, 2009. The change was mainly due to a decrease in proceeds from borrowings and an increase in repayments of borrowings.

As a result, cash and cash equivalents at March 31, 2010 were ¥280,846 million, an increase of ¥8,398 million compared to cash and cash equivalents of ¥272,448 million at March 31, 2009.

Dividends

Dividends recognized by us for the fiscal years ended March 31, 2011, 2010 and 2009 were as follows:

	For the fiscal year ended March 31,
	2011	2010	2009	2011	2010	2009
	Dividend per share			Aggregate amounts
	(Yen)			(Millions of yen)
Common stock	¥12.0	¥5.0	¥7.0	¥19,897	¥5,786	¥6,911
Class II preferred shares	—	14.4	14.4	—	1,350	1,350
Class III preferred shares	—	20.0	20.0	—	629	2,666

In June 2011, the following dividends were approved by the general shareholders’ meeting. Our consolidated financial statements for the fiscal year ended March 31, 2011 do not include this dividend payable, as it was approved after year end.

	Dividend per share	Aggregate amounts
	(Yen)	(Millions of yen)
Common stock	¥4.0	¥6,632

LIQUIDITY AND CAPITAL RESOURCES

We recognize two types of liquidity risk. In a narrow, cash flow sense, liquidity risk is the risk that we either will be unable to secure necessary funds due to a poor financial position or will be forced to acquire funds at interest rates significantly higher than ordinary prevailing rates. In a broader, market-wide sense, liquidity risk is the risk that turmoil in the market will impede our ability to execute transactions or will compel us to execute transactions at prices significantly adverse compared to ordinary prevailing rates.

We have established guidelines with respect to the narrow, cash-flow type of liquidity risk at each trust bank subsidiary, particularly with respect to cash gaps, and monitor compliance with these guidelines in order to control cash flow liquidity risk. In addition, we have established contingency plans regarding measures to be invoked in times of emergency in order to facilitate timely and flexible responses to liquidity risk threats.

We enhance our ability to accurately identify cash flow risk by entrusting liquidity risk management to the Risk Management Departments of Chuo Mitsui and Chuo Mitsui Asset and cash flow control to their treasury departments which raise the funds required to secure sufficient liquidity for a certain period based on a daily estimate on the liquidity position.

With respect to monitoring the broader, market-wide form of liquidity risk, limits of trading value are assigned for each type of transaction, based on such factors as transaction value and our strategic objectives. We monitor compliance with the assigned trading amounts.

Funding Approach

We seek to enhance the management of liquidity to meet clients’ loan requirements and deposit withdrawals and to enable us to respond to unforeseen situations, such as adverse movements in securities markets or changes in general domestic economic conditions. In accordance with regulatory reserve requirements, we maintain reserves with the BOJ against a certain portion of all checking and savings accounts and time deposits. We rely primarily on deposits from individuals located in Japan for funding, which we believe is a relatively stable source of funds. We also raise money through deposit-like trust products (such as principal-guaranteed loan trusts and money trusts), the amount of which is recorded on the consolidated statement of financial position as due to investors of trust accounts as another stable source of funds. In addition, we supplement our sources of liquidity by maintaining a portfolio of securities with high credit ratings that can be quickly converted into cash.

According to our Liquidity Risk Management Regulation, our treasury department controls and manages liquidity risk by assessing the money market circumstances and funding environment, and reports the current funding condition to the executive committee every month. Under guidelines in the Liquidity Risk Management Regulation for how to address an anticipated future cash gap, the treasury department utilizes various kinds of funding resources, such as liquidity provided by BOJ through funding operations, securities lent and repurchase agreements with cash collateral, and short term deposits from banks through money market, to ensure sufficient liquidity.

Capital Adequacy

We, Chuo Mitsui and Chuo Mitsui Asset are subject to regulatory capital requirements administered by the FSA in accordance with the provisions of the Banking Act and related regulations.

The FSA’s capital adequacy guidelines closely follow the risk-adjusted approach proposed by the Basel Committee of Banking Supervision and are intended to further strengthen the soundness and stability of Japanese banks. Under the risk-adjusted capital framework of the FSA’s capital adequacy guidelines, on-balance sheet assets and off-balance sheet exposures are assessed according to broad categories of relative risk, based primarily on the credit risk of the counterparty, country transfer risk and the risk regarding the category of transactions.

The FSA provides two sets of capital adequacy standards. One is a standard applicable to Japanese banks and bank holding companies with overseas branches conducting international operations, as defined (the “international standard”), and the other is applicable to Japanese banks and bank holding companies that are not engaged in international operations conducted by overseas branches (the “domestic standard”). The international standard requires a minimum risk-adjusted capital ratio of 8.0% for banking institutions with international operations, while the minimum capital ratio is 4.0% for banking institutions which do not have overseas branches under the domestic standard.

The FSA’s capital adequacy guidelines place considerable emphasis on tangible common shareholders’ equity as the core element of the capital base, with appropriate recognition of other components of capital.

For banking institutions that do not have overseas branches, capital is generally classified into two tiers, referred to as core capital, or Tier 1, and supplementary capital, or Tier 2. Core capital generally consists of shareholders’ equity less any recorded goodwill and certain other items. Supplementary capital may be counted up to the amount equivalent to core capital and generally consists of (i) the general reserve for possible loan losses (subject to a limit of 0.625% of total risk-adjusted assets and off-balance sheet exposures), (ii) the balance of subordinated perpetual debt and (iii) the balance of subordinated term debt with original maturity of over five years and limited life preferred equity (up to a maximum of 50% of core capital).

CMTH, Chuo Mitsui and Chuo Mitsui Asset do not have overseas branches and are subject to the minimum capital adequacy ratio of 4.0%.

Under FSA guidelines, the amount of net deferred tax assets that can be recorded without diminishing the Tier 1 capital of major Japanese banks and their holding companies, including us, is limited to 20% of the level of their Tier 1 capital.

In 2004, the Basel Committee announced the Basel II amended rules with respect to minimum capital requirements, including amended risk weight calculations, the inclusion of operational risk and the introduction of internal credit rating systems, supervisory review and market discipline through effective disclosure. The amendments adopt variable risk weights according to the credit rating given to the obligor of the risk assets. The better the credit rating of an obligor, the lower the risk weight applicable to the risk assets owed by it. The amended rules also require financial institutions to establish an internal risk management system to disclose relevant information and to establish an appropriate reserve against operational risk. These rules took effect in Japan in 2007, except for the introduction of the advanced IRB approach and the advanced measurement approach which took effect in 2008.

In December 2010, the Basel Committee announced the new Basel III rules text. The Basel Committee and the FSB are also developing an integrated approach to systemically important financial institutions which could include combinations of capital surcharges, contingent capital and bail-in debt. It is likely that the FSA will change its capital adequacy guidelines to reflect any changes made by the Basel Committee. See “Item 4 Information on the Company—Government Regulations—Japan—Capital Adequacy”.

The table below summarizes the composition of our regulatory capital and ratios on a consolidated basis as of March 31, 2011 and 2010. During those years, we, and individual entities within us, complied with all of the externally imposed capital requirements to which we were subject.

	At March 31,
	2011	2010
	(Millions of yen, except percentages)
Tier 1 capital
Capital stock	¥261,608	¥261,608
Non-cumulative perpetual preferred stock of above	—	—
Capital surplus	—	—
Retained earnings	405,988	377,592
Treasury stock (-)	282	270
Projected amount of distributed income (-)	6,632	13,264
Foreign currency translation adjustment	(2,129)	(1,738)
Minority interests of consolidated subsidiaries and affiliates	187,874	187,805
Non-dilutive preferred securities issued by overseas SPCs among above	183,500	183,500
Goodwill equivalent amount (-)	33,034	35,304
Amount equivalent to capital increase due to securitization transactions (-)	15,298	20,401
Amount equivalent to 50% of the amount exceeding the expected loss amount from the qualifying reserve (-)	6,980	13,602
Total Tier 1 capital before deduction of deferred tax assets (total amount of above respective items)	791,115	742,425
Amount of deferred tax assets deducted	—	—

Total Tier 1 capital (A)	791,115	742,425

Non-dilutive preferred securities with step-up interest rate provisions of above (B)	¥85,000	¥85,000

Tier 2 capital
General reserve for possible loan losses	¥0	¥0
Amount by which qualifying reserve exceeds expected loss amount	—	—
Liability type fundraising means	343,747	319,250
Perpetual subordinated bonds of above	109,247	116,750
Fixed-term subordinated bonds and fixed-term preferred stock	234,500	202,500
Amount not calculated into Tier 2 capital	—	—

Total Tier 2 capital (C)	343,748	319,251

Items for deduction (D)	15,446	23,041

Capital amount (E) = (A) + (C) - (D)	1,119,416	1,038,635

Risk weighted assets, etc.
Credit risk-weighted asset amount
Asset (on-balance sheet) items	5,779,933	6,371,285
Off-balance sheet transaction items	553,842	651,389
Amount arrived at by dividing operational risk equivalents by 8%	465,264	503,395

Total (F)	¥6,799,039	¥7,526,070

Consolidated capital adequacy ratio (domestic standard) = (E)/(F) x 100	16.46%	13.80%
(A)/(F) x 100	11.63%	9.86%
(B)/(A) x 100	10.74%	11.44%

Note:	The table above is prepared based on information prepared in accordance with Japanese GAAP. To be consistent with Japanese GAAP, the numbers are rounded down.

Capital Allocation Operations

We, as a holding company, undertake capital allocation operations by allocating capital to our trust-bank and asset-management subsidiaries by each business unit for its risks (credit risk, market risk and operational risk). The capital allocation plan is formulated by our capital management department based on the risk status ascertained through the integrated risk management system and the annual plan. The plan is also reviewed for appropriateness by the Risk Management Department and is approved by the board of directors. Each business unit operates its business in compliance with the allocated risk capital (amount of required risk capital).

The Risk Management Department monitors the adherence to the allocated risk capital (amount of required risk capital) and the risk status on a monthly basis and reports to the Executive Committee and the Board of Directors. The capital allocation plan is reexamined on a regular basis each quarter, and also whenever deemed necessary due to modifications to the business plan of any one of the group companies or change in risk status.

Assessment of Capital Adequacy Level, Capital Strategy

The level of capital adequacy is assessed each time a capital allocation plan is formulated or reexamined, and is reported to the Executive Committee and the board of directors.

An assessment of the capital adequacy level is conducted based on the status of the required level of regulatory capital, the ratio of Tier 1 capital to capital and the results of the review of the appropriateness of the capital allocation plan. The review of the appropriateness of the capital allocation plan occurs at the same time as the review of the appropriateness of the method of capital allocation, and the level at which capital can buffer against stress is also reviewed. Based on the results of the assessment of the capital adequacy level, we formulate and carry out a capital strategy, including goals for capital levels and policies for capital financing, thereby ensuring an adequate financial base that corresponds to the risks in the business.

RESEARCH, DEVELOPMENT, PATENTS AND LICENSES

We do not conduct any significant research and development activities.

TREND INFORMATION

See “—Overview and Trend Information.”

OFF-BALANCE SHEET ARRANGEMENTS

Guarantees and Other Off-Balance Sheet Instruments

In the normal course of our business, we engage in several types of off-balance sheet arrangements to meet the financing needs of clients, including guarantees and commitments to extend credit. The following table summarizes these commitments as of March 31, 2011 and 2010.

	At March 31,
	2011	2010
	(Millions of yen)
Financial guarantees	¥13,880	¥18,281
Loan commitments and other credit-related obligations—individual	116,482	119,982
Loan commitments and other credit-related obligations—corporate	726,252	732,655
Commitments to invest in partnerships	13,628	21,149

Total	¥870,242	¥892,067

The contractual amounts of these guarantees and loan commitments and other credit-related obligations represent the amounts at risk should the contracts be fully drawn upon with a subsequent default by our clients and a decline in the value of the underlying collateral. Because many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. Such risks are monitored and managed as a part of our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

CMTH Group recognizes liabilities for financial guarantees, loan commitments and other credit related obligations. At March 31, 2011 and 2010, the carrying amounts of these liabilities are ¥398 million and ¥446 million, respectively, and included in “Other liabilities” in the consolidated statement of financial position.

Cash Collateral on Securities Lent and Repurchase Agreements

We enter into repurchase agreements and securities lending transactions to raise short-term funds as part of our funding strategy. Because we account for those transactions as collateralized financing transactions, our proprietary securities positions sold or lent under those transactions remain on our consolidated statement of financial position. For our accounting policies relating to securities sold under repurchase agreements and securities lending transactions, see Note 2 in our audited consolidated financial statements included elsewhere in this annual report. The following table summarizes ending balances of these transactions for each of the periods shown.

Ending balances
(Millions of yen)
Cash collateral on securities lent and repurchase agreements
At:
March 31, 2010	¥1,702,698
June 30, 2010	1,110,569
September 30, 2010	1,638,268
December 31, 2010	946,488
March 31, 2011	1,161,653
June 30, 2011	1,062,172

Special Purpose Entities

In the normal course of business, we engage in numerous transactions involving SPEs, which are primarily used to provide us, as well as our clients, with efficient access to funds and investment opportunities.

We participate in SPEs that we establish as well as those established by third parties. With respect to each of the SPEs in which we are involved, we perform an assessment to determine whether our relationship with the SPE indicates substantive control by us. Our assessment of control is based on the analysis of facts and circumstances surrounding each transaction, including whether in substance:

•	the activities of the SPE are being conducted on our behalf according to our specific business needs so that we obtain benefits from the SPE’s operation;

•	we have the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an autopilot mechanism, we have delegated these decision-making powers;

•	we have rights to obtain the majority of the benefits of the SPE and, therefore, may be exposed to risks incident to the activities of the SPE; or

•	we retain the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

Based on the analysis above, an SPE is consolidated into our consolidated financial statements if we conclude that we control the SPE. We perform a control assessment at our initial involvement with an SPE. Control is then reassessed whenever changes in facts and circumstances may indicate that we have lost control previously had or gained control which we previously did not have. When an SPE is consolidated, its assets and liabilities as well as its income and expenses are reflected, after elimination of inter-company transactions, in our consolidated financial statements. Parties involved with SPEs generally have recourse only to the assets of the SPE. We do not have contractual obligations to provide financial support or guarantees to the SPEs with which we are involved.

Types of SPEs

Asset-backed Financing Vehicles. We are involved with asset-backed financing vehicles established and managed by third-party financial institutions. Because these vehicles were set up and have been managed primarily to enable the third-party financial institutions which formed asset-backed financing vehicles to reduce their risk-weighted assets, we concluded that we had no control over these vehicles and did not consolidate the vehicles. Our total lending to these vehicles amounted to ¥39,000 million as of March 31, 2011 and ¥54,000 million as of March 31, 2010.

Credit-linked Notes. We are involved with several vehicles that were established and have been administered by third parties to structure credit-linked notes. Credit-linked notes are debt securities in which credit default swaps referenced to specific companies are embedded. Generally, credit-linked notes are structured either to reduce credit exposure to a particular debtor by an issuer or to provide investment opportunities. The vehicles we are involved with have been established to provide investment opportunities, wherein a vehicle raises funds via issuance of credit-linked notes to investors and simultaneously enters into a credit default swap referenced to the credit risk of a targeted company with a counterparty that is unrelated to us. The vehicles use the funds raised to purchase high-quality debt securities, such as JGBs, as collateral to the notes issued. We purchase credit-linked notes issued by the vehicles for investment purposes.

We consolidate these vehicles if we control the vehicles, of which we generally hold a majority of the notes issued by the vehicles. The total amount of the notes purchased by us in respect to the vehicles we consolidated, which represents our maximum exposure, was ¥62,765 million as of March 31, 2011 and ¥61,358 million as of March 31, 2010. The amount of the notes purchased by us from the non-consolidated vehicles was ¥5,014 million as of March 31, 2011 and ¥24,239 million as of March 31, 2010.

Investment Funds. Investment funds in which we are involved primarily consist of investment trusts and investment partnerships.

We invest in professionally managed investment trusts that pool funds raised from general investors and invest in, among others, equity and debt securities. Most of these funds take the form of a trust where there is a separation of investment decisions and ownership through beneficiary interests issued to investors. We consolidate these investment trusts if we control the investment trusts, of which we generally own a majority of the beneficiary interests issued by the investment trusts.

The investment partnerships in which we are involved primarily consist of private equity investment funds. These funds are typically structured as limited partnerships, where a general partner solicits funds from investors who participate in as limited partners. Generally, the general partner is responsible for investment management and administration, including the selection of underlying investments and day-to-day operations. These partnerships are not considered SPEs because the control by a general partner is considered substantive. However, with respect to certain partnerships, control by a general partner is not considered substantive because the general partner is only given a perfunctory role and investment management and administration are contractually delegated to third-party professional managers. These types of partnerships are considered SPEs.

With respect to the partnerships that are not SPEs, we participate in the partnerships generally both as a general partner and a limited partner and the partnerships are consolidated by us if we have control over the partnerships. With respect to the partnerships that are SPEs, we participate in the partnership as one of many limited partners and do not control the SPE; therefore, we do not consolidate any of these partnerships.

The total amount of our beneficiary interests in the SPE investment funds that were consolidated was ¥33,745 million as of March 31, 2011 and ¥40,265 million as of March 31, 2010. The total assets held by the SPE that we consolidated amounted to ¥58,415 million as of March 31, 2011 and ¥63,995 million as of March 31, 2010.

Real Estate Investment Vehicles. We are involved with SPEs, which typically take the form of a limited partnership or special purpose corporation, used to raise funds in connection with real estate development or to acquire existing real estate properties. Our involvement with the real estate investment vehicles include provision of debt financing, investment in partnership or equity interests, which are subordinate to debt financing, or both. The lenders and investors to the real estate investment vehicles usually have recourse only to the assets held by the vehicles, except where the original owners of the real estate or real estate developers provide some forms of guarantees to the vehicles, in which case the lenders and investors have recourse against the original owners or developers.

We consolidate these vehicles if we have control over these vehicles. We generally do not participate in the majority of risks and rewards to those vehicles, in which our lending and investments are limited to the provision of financing. The total amount of our lending to and investments in the non-consolidated real estate investment vehicles was ¥541,765 million as of March 31, 2011 and ¥576,662 million as of March 31, 2010.

Securitization Vehicles. We establish entities to securitize financial assets we originate, including corporate loans, and retail loans, such as residential mortgage loans. These entities issue debt securities or beneficial interests to investors whose interest and principal repayments are sourced from the underlying financial assets held by the entities. In many cases, subordination is created among the debt securities issued by the entities. These entities are considered our subsidiaries as their sole purpose is to securitize financial assets originated by us. Where we retain a subordinated interest in the entity, we examine the extent of risks and rewards retained in the financial assets transferred and other aspects pertaining to the arrangement to determine whether derecognition of the assets transferred is appropriate. For more information about our securitization activities, refer to Note 45 in our audited consolidated financial statements included elsewhere in this annual report.

We also invest in securitization vehicles managed by third parties that purchase pools of assets primarily consisting of residential mortgage loans from other financial institutions. The vehicles fund these purchases by issuing securities in multiple seniorities, whose interest and principal repayments are sourced from the underlying financial assets held by the vehicles. In most cases, we only hold investments in senior securities with high credit ratings. However, in certain cases where we identify factors indicating control, including our exposure to the majority of risks and rewards through its investments, we consolidate the vehicles. The amount of investments we held in the consolidated vehicles was ¥190,839 million as of March 31, 2011 and ¥195,548 million as of March 31, 2010. The amount of total assets held by the consolidated vehicles was ¥453,731 million as of March 31, 2011 and ¥525,749 million as of March 31, 2010. The amount of investments we held in the non-consolidated vehicles was ¥92,697 million as of March 31, 2011 and ¥97,669 million as of March 31, 2010.

Other. Other SPEs in which we are involved include vehicles established to structure nonrecourse financing or leveraged leases in connection with the acquisition of large equipment, including aircrafts and ships, and vehicles established by operating companies to raise funds for their operating purposes. We do not consolidate these vehicles because our involvement is limited to provision of financing and we do not participate in the majority of risks and rewards.

In addition, we have established off-shore vehicles in trust preferred arrangements where the vehicles issue preferred securities to third-party investors to purchase subordinated debt issued by us. Because their sole purpose is to raise capital for us, the vehicles are consolidated by us. The amount of preferred securities issued by the vehicles to third-party investors was ¥189,700 million as of March 31, 2011 and ¥189,700 million as of March 31, 2010.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In the normal course of business, we enter into contractual agreements whereby we commit to future payments to unaffiliated parties. The following table shows a summary of our contractual conditional or unconditional obligations at March 31, 2011:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(Millions of yen)
Time deposit obligations	¥4,167,141	¥2,332,068	¥1,279,478	¥79,702	¥7,858,389
Due to investors of trust accounts	1,073,662	102,684	76,116	52,636	1,305,098
Long-term debt obligations	7,823	68,070	166,354	60,723	302,970
Long-term borrowing obligations	594,056	21,984	65,322	5,012	686,374

Total	¥5,842,682	¥2,524,806	¥1,587,270	¥198,073	¥10,152,831

SAFE HARBOR

See the discussion under “Forward-Looking Statements”.

ADDITIONAL FINANCIAL INFORMATION

Because our domestic and foreign businesses are closely integrated, it is difficult to determine precisely information pertaining to assets, liabilities and transactions that relate to our foreign operations. The information for the foreign operations as presented below represents information relating to the businesses conducted by our overseas subsidiaries, as well as the international businesses conducted by certain divisions headquartered in Japan. We believe the following information is generally representative of our domestic and foreign operations.

I. Distribution of Assets and Liabilities; Interest Rates and Interest Differential

We are a financial holding company that has been incorporated under Japanese law. We and our principal operating subsidiaries, including Chuo Mitsui, Chuo Mitsui Asset, Chuo Mitsui Asset Management, and Chuo Mitsui Capital, all of which have been incorporated under Japanese law, maintain our books and records under Japanese GAAP and other applicable laws and regulations in Japan. Because we prepare our consolidated accounts under IFRS only as of the dates of our financial statements, the account balances under IFRS are not available at any interim dates between the dates of our consolidated financial statements.

Average Balances, Interest and Average Rates

Under Japanese GAAP, our interest income from interest-earning assets and interest expenses on interest-bearing liabilities for the fiscal years ended March 31, 2011, 2010 and 2009 were as follows:

	For the fiscal year ended March 31,
	2011	2010	2009
	(Millions of yen)
Interest income on interest-earning assets	¥160,477	¥181,592	¥211,683
Interest expenses on interest-bearing liabilities	59,694	68,901	96,845

Net interest income	¥100,783	¥112,691	¥114,838

The following table sets forth average balances, interest and average yield or interest rates for interest-earning assets and interest-bearing liabilities for the fiscal years ended March 31, 2011, 2010 and 2009 computed and derived on a Japanese GAAP basis and as reported in our Japanese GAAP consolidated financial statements:

	For the fiscal year ended March 31, 2011
	Fiscal year-end balance	Average balance	Interest income/ expenses	Average rate
	(Millions of yen, except percentages)
Interest-earning assets	¥13,139,901	¥12,279,380	¥160,477	1.30%
Loans and bills discounted	8,864,266	7,904,467	106,584	1.34
Securities	3,710,513	3,851,793	48,613	1.26
Call loans and bills bought	6,936	259,803	367	0.14
Receivables under securities borrowing transactions	9,378	118,537	139	0.11
Due from banks	436,628	114,444	452	0.39
Other interest-earning assets	112,180	30,336	4,322	14.25
Interest-bearing liabilities	12,885,688	12,140,956	59,694	0.49
Deposits	9,292,002	8,837,258	40,794	0.46
Negotiable certificates of deposit	327,020	236,459	524	0.22
Call money and bills sold	351,956	223,002	537	0.24
Payables under repurchase agreements	—	—	—	—
Payables under securities lending transactions	1,161,653	1,167,959	2,537	0.21
Borrowed money	678,983	541,598	2,675	0.49
Other interest-bearing liabilities	1,074,074	1,134,680	12,627	1.11

	For the fiscal year ended March 31, 2010
	Fiscal year-end balance	Average balance	Interest income/ expenses	Average rate
	(Millions of yen, except percentages)
Interest-earning assets	¥13,805,488	¥13,366,245	¥181,592	1.35%
Loans and bills discounted	8,941,948	8,156,997	122,031	1.49
Securities	4,525,683	4,872,609	55,570	1.14
Call loans and bills bought	9,884	120,071	181	0.15
Receivables under securities borrowing transactions	1,521	60,110	77	0.12
Due from banks	226,867	50,291	189	0.37
Other interest-earning assets	99,585	106,167	3,544	3.33
Interest-bearing liabilities	13,548,482	13,195,489	68,901	0.52
Deposits	8,759,917	8,556,047	44,971	0.52
Negotiable certificates of deposit	327,190	358,157	1,422	0.39
Call money and bills sold	306,161	334,134	725	0.21
Payables under repurchase agreements	—	10,774	17	0.15
Payables under securities lending transactions	1,702,697	1,403,358	3,484	0.24
Borrowed money	1,217,246	1,248,063	3,838	0.30
Other interest-bearing liabilities	1,235,271	1,284,956	14,444	1.12

	For the fiscal year ended March 31, 2009
	Fiscal year-end balance	Average balance	Interest income/ expenses	Average rate
	(Millions of yen, except percentages)
Interest-earning assets	¥13,800,768	¥13,092,797	¥211,683	1.61%
Loans and bills discounted	8,584,295	7,442,234	124,493	1.67
Securities	4,896,624	5,155,574	82,956	1.60
Call loans and bills bought	15,391	197,348	905	0.45
Receivables under securities borrowing transactions	8,812	118,999	421	0.35
Due from banks	191,467	59,910	738	1.23
Other interest-earning assets	104,179	118,732	2,170	1.82
Interest-bearing liabilities	13,707,418	12,888,643	96,845	0.75
Deposits	8,904,215	8,411,373	47,387	0.56
Negotiable certificates of deposit	542,280	511,649	4,080	0.79
Call money and bills sold	253,478	484,088	3,996	0.82
Payables under repurchase agreements	—	18,996	475	2.50
Payables under securities lending transactions	1,255,648	1,641,904	19,515	1.18
Borrowed money	1,692,565	670,922	5,691	0.84
Other interest-bearing liabilities	1,059,232	1,149,711	15,701	1.36

With respect to interest-earning assets, mainly owing to seasonal factors, such as additional demand for loans from corporate clients and the concentration of due dates for trade-related payables around the March 31 fiscal year-end, fiscal year-end balances for loans and bills discounted are generally larger than average balances throughout a fiscal year.

With respect to interest-bearing liabilities, bank deposits, which are our primary source of funds, remained stable during the periods shown above. We do not engage in a significant amount of transactions under repurchase agreements, while we do engage in a significant amount of securities lending transactions under which we receive collateral, primarily cash, for securities lent. Under Japanese GAAP, we account for all transactions under repurchase agreements and securities lending transactions as financing transactions where we recognize liabilities corresponding to the proceeds or collateral received. We continuously assess the cost efficiency for each of the funding sources available and raise funds through the source that at a given point in time is considered more attractive compared to others. Consequently, the balances for non-deposit sources of funds shown above fluctuate from time to time based on our assessment and funding decisions.

Differences between Japanese GAAP and IFRS

Japanese GAAP differs in certain significant respects from IFRS. These differences are adjusted in preparing our consolidated financial statements in accordance with IFRS. Some of these adjustments affect the measurement basis of interest-earning assets and interest-bearing liabilities, while other adjustments affect the volume of interest-earning assets and interest-bearing liabilities recognized in the consolidated statement of financial position.

The adjustments that affect the measurement basis of interest-earning assets and interest-bearing liabilities include: differences in the basis and timing of impairment of investment securities; separation of additional embedded derivatives; classification of investment securities and loans, valuation of unlisted and available-for-sale securities; and costs for originating loans.

The consolidation of additional entities that we do not consolidate under Japanese GAAP accounts for the substantial portion of the adjustments that affect the volume of interest-earning assets and interest-bearing liabilities recognized in the consolidated statement of financial position. The broader scope of consolidation under IFRS results in our consolidated assets and liabilities under IFRS, after eliminating inter-company transactions, being approximately ¥0.5 trillion to ¥1.0 trillion greater than they are under Japanese GAAP. Additionally consolidated entities significantly affecting the account balances of interest-earning assets and interest-bearing liabilities include principal-guaranteed trusts, trusts used in securitization and investment partnerships.

Principal-guaranteed Trusts

We offer beneficial interests in principal-guaranteed trusts that are savings vehicles primarily to retail clients. As an asset manager of these trusts, we invest in low-risk financial instruments, pay the beneficiaries predetermined-rate dividends from the returns on the investments and retain any surplus as compensation. Unlike Japanese GAAP, these principal-guaranteed trust accounts are consolidated under IFRS. Because of the changing needs of our retail clients, the balances of the principal-guaranteed trusts have been on a consistently decreasing trend, and we have already ceased underwriting new beneficial interests in loan trust accounts, which is one of the principal products offered with principal-guarantee.

The following table sets forth the total principal balance of the beneficial interests in our principal-guaranteed trusts outstanding as at March 31, 2011 and each of the prior quarter-ends through April 1, 2008:

	2011	2010
	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
	(Millions of yen)
Principal balance of beneficial interests in principal-guaranteed trusts outstanding	¥1,109,914	¥1,166,524	¥1,215,361	¥1,308,822	¥1,381,853

	2009				2008
	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	1-Apr
	(Millions of yen)
Principal balance of beneficial interests in principal-guaranteed trusts outstanding	¥1,460,961	¥1,525,307	¥1,594,313	¥1,653,481	¥1,726,625	¥1,786,208	¥1,859,300	¥1,923,645

Trusts Used in Securitization

We have securitized mortgages, mostly residential mortgage loans, that we originated and have sold interests in the senior tranche to third-party investors.

Under IFRS, derecognition of the mortgages is generally not permitted because of our retention of the subordinated tranche, while the securitized mortgages are derecognized under Japanese GAAP. As a result, under IFRS, the securitized mortgages continue to be recognized and liabilities corresponding to the proceeds received in the securitization are recognized as secured borrowings in our consolidated statement of financial position. While this adjustment increases the amounts of interest-earning assets and interest-bearing liabilities from those under Japanese GAAP, the balances gradually decrease over time for repayments and will not increase because the borrowers are generally not permitted to borrow additional funds under the mortgages. We have not entered into new securitizations of mortgages since April 2006.

The following table sets forth the principal amounts of the securitized mortgages and the beneficial interests in the senior tranche outstanding as at March 31, 2011, 2010 and 2009:

	At March 31,
	2011	2010	2009
	(Millions of yen)
Total principal amount of securitized mortgages	¥438,775	¥506,831	¥587,180
Total principal amount of senior beneficial interests	278,179	350,602	438,167

Investment Partnerships

One of our principal operating subsidiaries, Chuo Mitsui Capital, engages in private equity investment activities that include leveraged buy-out, management buy-out and other targeted equity investments via investment partnerships in which we are an investor. Under Japanese GAAP, we only recognize our investments in the partnerships.

Under IFRS, the entire partnership is consolidated in lieu of our investment in the partnerships recognized under Japanese GAAP. Upon consolidation, the partnership’s investment assets are recognized based on their nature, such as non-listed stocks, corporate bonds, and loans. In certain circumstances the investee in a private equity investment partnerships may also be determined to be a consolidated subsidiary, and all of its assets and liabilities will be consolidated.

II. Investment Portfolio

The following tables show the amortized cost, fair values and net unrealized gains (losses) for the available-for-sale and held-to-maturity securities and loans and receivables that we held as at March 31, 2011, 2010 and 2009:

	At March 31,
	2011			2010			2009
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(Millions of yen)
Available-for-sale securities:
Domestic:
Japanese government bonds	¥1,435,451	¥1,426,626	¥(8,825)	¥1,696,103	¥1,687,849	¥(8,254)	¥2,150,891	¥2,130,591	¥(20,300)
Corporate bonds	42,296	41,943	(353)	55,264	53,882	(1,382)	58,188	54,938	(3,250)
Other debt securities	16,660	16,256	(404)	10,214	10,170	(44)	28,154	27,907	(247)

Equity securities	446,728	579,275	132,547	507,829	713,199	205,370	526,206	585,285	59,079

Total domestic	1,941,135	2,064,100	122,965	2,269,410	2,465,100	195,690	2,763,439	2,798,721	35,282

Foreign:
U.S. Treasury bonds and other U.S. government agencies bonds	608,360	594,479	(13,881)	724,679	718,201	(6,478)	588,382	590,203	1,821
Other governments and official institutions bonds	95,322	90,703	(4,619)	94,642	95,172	530	96,688	97,303	615
Other securities	313,328	316,759	3,431	219,871	222,604	2,733	201,633	191,348	(10,285)

Total foreign	1,017,010	1,001,941	(15,069)	1,039,192	1,035,977	(3,215)	886,703	878,854	(7,849)

Total	2,958,145	3,066,041	107,896	3,308,602	3,501,077	192,475	3,650,142	3,677,575	27,433

Held-to-maturity debt securities:
Domestic:
Japanese government bonds	136	137	1	399,323	401,558	2,235	596,829	602,645	5,816

Total domestic				399,323	401,558	2,235	596,829	602,645	5,816
Total	136	137	1	399,323	401,558	2,235	596,829	602,645	5,816

Loans and receivables:
Domestic:
Corporate bonds	79,762	79,839	77	94,602	94,956	354	113,827	113,113	(714)

Total domestic	79,762	79,839	77	94,602	94,956	354	113,827	113,113	(714)

Foreign:
Other governments and official institutions bonds	2,976	3,000	24	3,000	3,057	57	3,000	3,007	7

Other securities	222,786	223,030	244	235,188	232,419	(2,769)	237,447	213,827	(23,620)

Total foreign	225,762	226,030	268	238,188	235,476	(2,712)	240,447	216,834	(23,613)

Total	¥305,524	¥305,869	¥345	¥332,790	¥330,432	¥(2,358)	¥354,274	¥329,947	¥(24,327)

Note:	The table above includes investment securities categorized as assets pledged as collateral excluding embedded derivatives.

Reconciliation of investment securities and assets pledged as collateral for the carrying amount is as follows.

	At March 31,
	2011	2010	2009
	(Millions of yen)
Available-for-sale
Investment securities
Debt securities	¥1,262,897	¥1,034,386	¥1,766,829
Equity securities	618,103	750,473	620,069
Assets pledged as collateral	1,185,041	1,716,218	1,290,677

Total	¥3,066,041	¥3,501,077	¥3,677,575

Held-to-maturity
Investment securities
Debt securities	¥136	¥394,015	¥596,829
Assets pledged as collateral	—	5,308	—

Total	¥136	¥399,323	¥596,829

Loans and receivables
Investment securities	¥305,524	¥332,790	¥354,274
Assets pledged as collateral	—	—	—

Total	¥305,524	¥332,790	¥354,274

The following table presents the carrying values, contractual maturities and weighted average yields for the available-for-sale debt securities and held-to-maturity debt securities and loans and receivables that we held at March 31, 2011. The carrying values in the following table include investment securities categorized as assets pledged as collateral. Fair value is the basis of the carrying values for the available-for-sale debt securities whereas amortized cost is the basis of the carrying values for the held-to-maturity debt securities and loans and receivables. Weighted average yields are calculated based on amortized cost.

	Maturity
	One year or less		After one year through five years		After five years through ten years		After ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Millions of yen, except percentages)
At March 31, 2011
Available-for-sale debt securities:
Domestic:
Japanese government bonds	¥121,997	0.46%	¥675,949	0.81%	¥540,297	0.68%	¥88,383	1.27%	¥1,426,626	0.76%
Corporate bonds	—	—	6,604	1.64	6,015	1.19	29,324	0.13	41,943	0.51
Other debt securities	—	—	4,456	0.54	6,532	0.82	5,268	1.43	16,256	0.94

Total domestic	121,997	0.46%	687,009	0.82%	552,844	0.69%	122,975	1.01%	1,484,825	0.76%

Foreign:
U.S. Treasury bonds and other U.S. government agencies bonds	—	—	100,025	1.25%	134,198	2.01%	360,256	3.18%	594,479	2.58%
Other governments and official institutions bonds	—	—	69,285	1.77	21,418	2.48	—	—	90,703	1.94
Other securities	27,064	0.91%	196,204	1.02	54,666	1.33	—	—	277,934	1.07

Total foreign	27,064	0.91	365,514	1.23	210,282	1.89	360,256	3.18	963,116	2.09%

Total	¥149,061	0.54%	¥1,052,523	0.96%	¥763,126	1.03%	¥483,231	2.62%	¥2,447,941	1.29%

Held-to-maturity debt securities:
Domestic:
Japanese government bonds	—	—	¥136	0.57%	—	—	—	—	¥136	0.57%

Total	—	—	¥136	0.57%	—	—	—	—	¥136	0.57%

Loans and receivables:
Domestic:
Corporate bonds	¥8,737	1.43%	—	—	—	—	¥71,025	1.64%	¥79,762	1.62%

Total domestic	8,737	1.43%	—	—	—	—	71,025	1.64%	79,762	1.62%

Foreign:
Other governments and official institutions bonds	—	—	2,976	1.94%	—	—	—	—	2,976	1.94%
Corporate bonds	21,270	0.84	201,516	0.92	—	—	—	—	222,786	0.91
Total foreign	21,270	0.84	204,492	0.93	—	—	—	—	225,762	0.92

Total	¥30,007	1.01%	¥204,492	0.93%	—	—	¥71,025	1.64%	¥305,524	1.10%

Other than U.S. Treasury bonds, U.S. government agencies bonds and JGBs, we held no securities of individual issuers in which the aggregate carrying value exceeded 10% of our shareholders’ equity at March 31, 2011, 2010 and 2009.

III. Loan Portfolio

Types of Loans

The following table presents our loans outstanding by industry of borrowers at March 31, 2011, 2010 and 2009, and at April 1, 2008. Categorization of loans by industry is based on the loan classification designated by the BOJ for regulatory reporting purposes.

	At March 31,			At April 1
	2011	2010	2009	2008
	(Millions of yen)
Domestic:
Manufacturing	¥951,817	¥953,096	¥1,038,646	¥869,412
Transportation	601,620	609,465	641,238	611,763
Wholesale and retail	457,764	488,861	529,210	498,233
Banks and other financial institutions	1,730,383	1,662,671	1,530,921	1,362,212
Real estate	1,195,351	1,243,964	1,389,369	1,515,662
Services	336,945	374,883	437,930	511,462
Other industries	390,039	294,558	358,153	336,348
Individuals	3,759,234	3,953,538	3,741,609	3,425,574

Total domestic	9,423,153	9,581,036	9,667,076	9,130,666
Foreign:
Governments and official institutions	2,286	2,448	2,561	2,837
Banks and other financial institutions	55,545	37,600	69,976	53,318
Other	126,754	150,052	154,986	117,536

Total foreign	184,585	190,100	227,523	173,691

Total loans and advances before impairment allowances	9,607,738	9,771,136	9,894,599	9,304,357
Impairment allowances	57,149	60,290	63,511	46,921

Total loans and advances	¥9,550,589	¥9,710,846	¥9,831,088	¥9,257,436

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio by industry of borrowers at March 31, 2011:

	Maturity
	One year or less	After one year through five years	After five years	Total
	(Millions of yen)
At March 31, 2011
Domestic:
Manufacturing	¥416,174	¥460,907	¥74,736	¥951,817
Transportation	161,843	289,643	150,134	601,620
Wholesale and retail	220,293	214,023	23,448	457,764
Banks and other financial institutions	1,467,180	185,106	78,097	1,730,383
Real estate	367,100	711,471	116,780	1,195,351
Services	123,403	198,258	15,284	336,945
Other industries	87,709	221,305	81,025	390,039
Individuals	106,990	451,555	3,200,689	3,759,234

Total domestic	2,950,692	2,732,268	3,740,193	9,423,153
Foreign:
Governments and official institutions	14	270	2,002	2,286
Banks and other financial institutions	20,777	15,855	18,913	55,545
Other	13,665	52,710	60,379	126,754

Total foreign	34,456	68,835	81,294	184,585

Total loans and advances before impairment allowances	¥2,985,148	¥2,801,103	¥3,821,487	¥9,607,738

Of the above loans due after one year, our loans that had floating rates and fixed rates at March 31, 2011 were as follows:

(Millions of yen)
At March 31, 2011
Floating rate loans	¥5,481,909
Fixed rate loans	1,140,681

Total	¥6,622,590

Impaired, Past Due and Restructured Loans

For purposes of Guide 3 disclosure, the SEC requires that loans be separately categorized and reported as loans accounted for on a non-accrual basis, accruing loans which are contractually past due 90 days or more as to principal or interest payments, and loans qualifying as troubled debt restructurings as defined by Statement of Financial Accounting Standards No. 15. IFRS, under which we prepare our consolidated financial statements, requires that interest be recognized on loans based on their original effective interest rates irrespective of whether they are impaired or unimpaired. Therefore, we technically have no loans that are “non-accruing.” Consequently, we have adopted a policy under which we report information relating to impaired loans as defined by IFRS in lieu of non-accruing loans as required by the SEC. Under IFRS, a loan is considered impaired when there is objective evidence indicating an impaired loss has been incurred. In addition, we have adopted a policy under which we report information on unimpaired loans that are contractually past due 90 days or more as to principal or interest payments in lieu of accruing loans that are contractually past due 90 days or more as to principal or interest payments. Further, in lieu of loans that are troubled debt restructurings, we have adopted a policy under which we report information relating to restructured loans, which are loans with which a concession has been granted to the debtors that would otherwise not be considered due to the debtors’ difficulty in meeting the contractual terms of loans.

The following table shows the distribution of our impaired loans, unimpaired loans contractually past due 90 days or more and restructured loans at March 31, 2011, 2010 and 2009, and at April 1, 2008:

	At March 31,			At April 1,
	2011	2010	2009	2008
	(Millions of yen)
Impaired loans:
Domestic	¥130,143	¥116,382	¥149,290	¥185,223
Foreign	—	5,000	6,350	0

Total impaired loans	130,143	121,382	155,640	185,223

Unimpaired loans contractually past due 90 days or more:
Domestic	43	330	280	13
Foreign	—	—	—	—

Total unimpaired loans contractually past due 90 days or more	43	330	280	13

Restructured loans other than those included above:
Domestic	5,705	12,162	6,012	—
Foreign	—	—	—	—

Total restructured loans other than those included above	5,705	12,162	6,012	—

Total	¥135,891	¥133,874	¥161,932	¥185,236

Gross interest income which would have been recognized under the original contractual terms on total impaired loans outstanding during the fiscal year ended March 31, 2011 was approximately ¥2,169 million for domestic loans and ¥42 million for foreign loans, of which approximately ¥1,187 million for domestic loans and ¥23 million for foreign loans, as determined in accordance with IFRS, have been recognized in the statement of income for the fiscal year.

Cross-border Outstandings

We had no cross-border outstandings to borrowers in any foreign country which in total exceeded 0.75% of our consolidated total assets at March 31, 2011, 2010 and 2009. Cross-border outstandings are defined, for this purpose, as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Material local currency loans outstanding which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.

Loan Concentrations

At March 31, 2011, there were no concentrations of loans to a single industry group of borrowers, as defined by the BOJ industry segment loan classifications, which exceeded 10% of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.

IV. Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by industry of borrower for the fiscal years ended March 31, 2011, 2010 and 2009:

	March 31,
	2011	2010	2009
	(Millions of yen)
Allowance for loan losses at beginning of fiscal year	¥60,290	¥63,511	¥46,921
Provisions for loan losses	(1,939)	11,126	46,386
Charge-offs:
Domestic:
Manufacturing	(113)	(1,019)	(3,687)
Transportation	(1)	(80)	(414)
Wholesale and retail	(310)	(880)	(3,468)
Banks and other financial institutions	(38)	—	(796)
Real estate	(2,088)	(10,860)	(9,115)
Services	(160)	(1,194)	(1,467)
Other industries	(3,329)	(1,664)	(3,881)
Individuals	(2,090)	(2,027)	(2,376)

Total domestic	(8,129)	(17,724)	(25,204)
Total foreign	—	—	(7,998)

Total charge-offs	(8,129)	(17,724)	(33,202)

Recoveries:
Domestic:
Manufacturing	188	389	610
Transportation	3	12	148
Wholesale and retail	61	96	304
Banks and other financial institutions	11	—	12
Real estate	4,945	1,730	940
Services	33	67	189
Other industries	546	413	297
Individuals	1,125	678	874

Total domestic	6,912	3,385	3,374
Total foreign	15	3	36

Total recoveries	6,927	3,388	3,410
Net charge-offs	(1,202)	(14,336)	(29,792)
Other*	—	(11)	(4)

Allowance for loan losses at end of fiscal year	¥57,149	¥60,290	¥63,511

*	Other primarily includes foreign currency translation adjustments.

The following table shows an allocation of our allowance for loan losses by industry borrower at March 31, 2011, 2010 and 2009, and at April 1, 2008:

	At March 31,						At April 1,
	2011		2010		2009		2008
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(Millions of yen, except percentages)
Domestic:
Manufacturing	¥5,940	9.91%	¥3,212	9.75%	¥5,260	10.50%	¥1,672	9.34%
Transportation	3,693	6.26	1,927	6.24	1,830	6.48	11,015	6.58
Wholesale and retail	2,873	4.76	3,694	5.00	4,640	5.35	3,611	5.35
Banks and financial institutions	14,613	18.01	11,362	17.02	7,907	15.47	5,854	14.64
Real estate	7,198	12.44	12,141	12.73	17,383	14.04	2,079	16.29
Services	1,955	3.51	3,973	3.84	4,862	4.43	5,078	5.50
Other industries	3,609	4.06	4,705	3.01	1,731	3.62	578	3.61
Individuals	16,106	39.13	14,432	40.46	14,744	37.81	16,922	36.82

Total domestic	55,987	98.08	55,446	98.05	58,357	97.70	46,809	98.13
Total foreign	1,162	1.92	4,844	1.95	5,154	2.30	112	1.87

Total allowance for loan losses	¥57,149	100.00%	¥60,290	100.00%	¥63,511	100.00%	¥46,921	100.00%

Allowances for losses on loans and advances decreased 5.2% from ¥60,290 million for the year ended March 31, 2010 to ¥57,149 million at March 31, 2011. This primarily reflects the impact of decrease in allowance for individually impaired loans and advances for corporations. This also reflects the impact of decrease in allowance for collectively impaired loans and advances for corporations due to the improvement in credit risks. Accordingly, as the evaluation of credit risks changes, we change estimates of the allowance to reflect current conditions. We included the impact of the Great East Japan Earthquake in our estimation of the allowance at March 31, 2011.

V. Deposits

The amounts of total deposits by foreign depositors in domestic offices were ¥43,995 million, ¥4,989 million and ¥4,448 million at March 31, 2011, 2010 and 2009, respectively.

At March 31, 2011, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately $121 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2011) or more as well as the balance of those deposits issued by foreign offices in amounts of $100,000 or more are shown in the following table:

	At March 31, 2011
	Time deposits	Certificates of deposit	Total
	(Millions of yen)
Domestic offices:
Due in three months or less	¥649,055	¥245,620	¥894,675
Due after three months through six months	557,661	59,700	617,361
Due after six months through twelve months	853,563	21,700	875,263
Due after twelve months	1,844,261	—	1,844,261

Total	3,904,540	327,020	4,231,560
Foreign offices	—	—	—

Total	¥3,904,540	¥327,020	¥4,231,560

VI. Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings at March 31, 2011, 2010 and 2009:

	At March 31,
	2011	2010	2009
	(Millions of yen, except percentages)
Call money:
Balance at end of fiscal year	¥351,957	¥306,161	¥253,478
Weighted average interest rate on balance at end of fiscal year	0.16%	0.26%	1.47%
Cash collateral on securities lent and repurchase agreements:
Balance at end of fiscal year	1,161,653	1,702,698	1,255,648
Weighted average interest rate on balance at end of fiscal year	0.18%	0.24%	1.28%
Due to trust accounts:
Balance at end of fiscal year	16,257	21,356	25,592
Weighted average interest rate on balance at end of fiscal year	0.31%	0.32%	0.38%
Other short-term borrowings:
Balance at end of fiscal year	593,004	1,129,139	1,599,250
Weighted average interest rate on balance at end of fiscal year	0.07%	0.09%	0.38%

Item 6.	Directors, Senior Management and Employees

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following provides information about those individuals who serve in the general capacities indicated below for SMTH, as of August 30, 2011.

Name	Position at SMTH	Date of Birth	Number of SMTH Shares Owned as of June 29, 2011	Percentage Ownership
Hitoshi Tsunekage(1)	Representative Director and Chairman	August 6, 1954	81,950	0.0%
Kazuo Tanabe(1)	Representative Director and President	September 29, 1945	68,515	0.0%
Kiyoshi Mukohara(1)	Representative Director and Deputy President	February 11, 1952	86,653	0.0%
Kunitaro Kitamura(1)	Representative Director and Deputy President	May 9, 1952	22,535	0.0%
Nobuo Iwasaki(1)	Director and Senior Managing Executive Officer	July 12, 1955	25,000	0.0%
Junichi Sayato(1)	Director and Managing Executive Officer	September 27, 1955	47,680	0.0%
Shinji Ochiai(1)	Director and Managing Executive Officer	January 1, 1956	17,000	0.0%
Tetsuo Ohkubo(1)	Director and Managing Executive Officer	April 6, 1956	62,580	0.0%
Jun Okuno(1)	Director	July 30, 1950	36,930	0.0%
Akio Otsuka(1)	Director	March 16, 1953	61,090	0.0%
Teruhiko Sugita(2)	Senior Corporate Auditor	July 14, 1951	77,480	0.0%
Tetsuo Amano(3)	Senior Corporate Auditor	July 11, 1954	14,000	0.0%
Hitoshi Maeda(2)	Corporate Auditor	November 18, 1931	0	0.0%
Hiroyuki Nakanishi(3)	Corporate Auditor	January 8, 1938	0	0.0%
Toshio Hoshino(2)	Corporate Auditor	December 22, 1944	0	0.0%
Yasuhiko Takano(3)	Corporate Auditor	August 11, 1951	0	0.0%

Notes:

(1)	Term expires at the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2012.
(2)	Term expires at the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2014
(3)	Term expires at the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2013.

Set forth below is summary biographical information of each of the individuals serving as director or senior management of SMTH, as listed above.

Hitoshi Tsunekage. Hitoshi Tsunekage joined STB in April 1977 and was elected to the board of directors in June 2005. Mr. Tsunekage has served in various positions within STB, including as general manager of the Corporate Planning Department. Mr. Tsunekage was appointed representative director and managing executive officer in 2007, prior to his being appointed president of STB in January 2008. In April 2011 Mr. Tsunekage was appointed representative director and chairman of SMTH and representative director and chairman and president of STB.

Kazuo Tanabe. Kazuo Tanabe joined Mitsui Trust and Banking in July 1969, and was elected to the board of directors in June 1996. Mr. Tanabe served in various positions within CMTH Group, including as president of Mitsui Asset from 2002 through 2003. In June 2003, Mr. Tanabe was appointed president of Chuo Mitsui, a position he held until being appointed chairman of Chuo Mitsui in February 2010. In June 2006 Mr. Tanabe was appointed president of CMTH, which was then named Mitsui Trust Holdings, until October 2007. In April 2011 Mr. Tanabe was appointed representative director and president of SMTH.

Kiyoshi Mukohara. Kiyoshi Mukohara joined STB in April 1975, and was appointed executive officer and general manager of the Credit Supervision Department I in June 2003. Mr. Mukohara was elected to board of directors of STB in June 2006, and was appointed senior executive officer in June 2008. In April 2011 Mr. Mukohara was appointed representative director and deputy president of SMTH and representative director and deputy president of STB.

Kunitaro Kitamura. Kunitaro Kitamura joined Mitsui Trust and Banking in April 1977, and has since served in various positions within CMTH Group, including senior executive officer and general manager of the Loan Planning Department of Chuo Mitsui. In June 2010 Mr. Kitamura was appointed deputy president and elected to the board of directors of CMTH. In April 2011 Mr. Kitamura was appointed representative director and deputy president of SMTH and representative director and deputy president of Chuo Mitsui.

Nobuo Iwasaki. Nobuo Iwasaki joined Mitsui Trust and Banking in April 1978. Mr. Iwasaki has served in various positions within CMTH Group. In October 2007 Mr. Iwasaki was appointed senior executive officer of CMTH. In June 2010 Mr. Iwasaki was appointed senior managing director and elected to the board of directors of CMTH and appointed first senior executive officer of Chuo Mitsui. In April 2011 Mr. Iwasaki was appointed director and senior managing executive officer of SMTH.

Junichi Sayato. Junichi Sayato joined STB in April 1978, and was appointed executive officer of the bank regional executive, Americas, and general manager of the New York branch in June 2006. In June 2008 Mr. Sayato was appointed director and managing executive officer of STB. In April 2011 Mr. Sayato was appointed director and managing executive officer of SMTH.

Shinji Ochiai. Shinji Ochiai joined Mitsui Trust and Banking in April 1978, and served in various positions within CMTH Group, including executive officer and general manager of the Corporate Risk Management Department of Chuo Mitsui and general manager of the Internal Audit Department of CMTH. In June 2010 Mr. Ochiai was appointed managing director and elected to the board of directors of CMTH. In April 2011 Mr. Ochiai was appointed director and managing executive officer of SMTH.

Tetsuo Ohkubo. Tetsuo Ohkubo joined STB in April 1980, and was appointed executive officer and general manager of the Planning and Coordination Department in June 2006. In June 2008 Mr. Ohkubo was appointed director and managing executive officer of STB. In April 2011 Mr. Ohkubo was appointed director and managing executive officer of SMTH.

Jun Okuno. Jun Okuno joined Mitsui Trust and Banking in April 1973. Mr. Okuno has served in various positions within CMTH Group, including managing director and general manager of the General Planning Department of Mitsui Trust Holdings. In February 2010 Mr. Okuno was appointed president of Chuo Mitsui and elected to the board of directors of CMTH. In April 2011 Mr. Okuno was appointed director of SMTH.

Akio Otsuka. Akio Otsuka joined STB in April 1976, and was appointed executive officer and general manager of Corporate Trust Business Department I in April 2002. In June 2008, Mr. Otsuka was appointed director and senior executive officer of STB. In April 2011 Mr. Otsuka was appointed director of SMTH and representative director and deputy president of STB.

Teruhiko Sugita. Teruhiko Sugita joined STB in April 1975, and was appointed executive officer and general manager of the Tokyo Corporate Business Department I in June 2003. In June 2008 Mr. Sugita was appointed director and senior executive officer of STB. In April 2011 Mr. Sugita was appointed senior corporate auditor of SMTH and corporate auditor of STB.

Tetsuo Amano. Tetsuo Amano joined The Chuo Trust and Banking in April 1978, and was appointed general manager of the Internal Audit Department of Mitsui Trust Holdings in November 2004. Mr. Amano has served as a corporate auditor of CMTH since June 2009. In April 2011 Mr. Amano was appointed senior corporate auditor of SMTH. In June 2011 Mr. Amano was appointed corporate auditor of Chuo Mitsui.

Hitoshi Maeda. In April 2011 Hitoshi Maeda took office as an external auditor. In June 2003 Mr. Maeda was appointed a corporate auditor of STB. Mr. Maeda is also an Emeritus Professor of Gakushuin University, after retiring from Professor of Gakushuin University in March 2002.

Hiroyuki Nakanishi. In April 2011 Hiroyuki Nakanishi took office as an external auditor. In June 2006 Mr. Nakanishi was appointed corporate auditor of both CMTH and Chuo Mitsui. Mr. Nakanishi is a former Chairman and President of Mitsui Chemicals, Inc., having retired from those positions in June 2009.

Toshio Hoshino. In April 2011 Toshio Hoshino took office as an external auditor. In June 2009 Mr. Hoshino was appointed a corporate auditor of STB. Mr. Hoshino retired from his position as representative director and senior executive vice president of Kao Corporation in June 2008.

Yasuhiko Takano. In April 2011 Yasuhiko Takano took office as an external auditor. In June 2006 Mr. Takano was appointed corporate auditor of both CMTH and Chuo Mitsui. Mr. Takano currently also manages the Higuchi-Takano Law Office.

As of June 29, 2011, individuals listed in the table above owned, in the aggregate, less than 1% of the aggregate amount of outstanding shares of SMTH common stock.

Stock Options

At the June 29, 2011 SMTH board of directors’ meeting, SMTH resolved to issue stock options, or share acquisition rights, subject to Article 238 and Article 240, Paragraph 1 of the Companies Act, to the directors and executive officers of SMTH, Chuo Mitsui, Chuo Mitsui Asset and STB.

The purpose of the issuance is to heighten the motivation and morale of SMTH directors and executive officers and those of SMTH’s trust bank subsidiaries in order to improve company performance and the share price of SMTH in the medium- and long- term, and in order to improve shareholders’ return.

The numbers of allottees and share acquisition rights to be allotted are shown below.

Allottees	Number of allottees	Number of share acquisition rights
Directors and executive officers of SMTH	22	107
Directors and executive officers of Chuo Mitsui	19	68
Directors and executive officers of Chuo Mitsui Asset	7	27
Directors and executive officers of STB	24	84

Total	72	286

1,000 common shares of SMTH will be acquired upon exercise of one share acquisition right, subject to adjustment for share splits or consolidation of shares.

The amount to be paid-in upon allotment of each share acquisition right has been determined to be ¥62,000 (¥62 per share), which was calculated by using the Black-Scholes Model.

The amount to be paid upon exercise of share acquisition right shall be calculated by multiplying:

•	the number of common shares to be acquired upon exercise of the share acquisition right and

•	the exercise price which shall be the higher of:

•

the price calculated by multiplying by 1.05 and the average of the closing prices for SMTH common shares at the Tokyo Stock Exchange for all days (excluding any days on which no transaction was concluded) of the month preceding the month in which a share acquisition right allotment date falls (fractions less than one yen shall be rounded up);

•

the closing price of SMTH common shares at the Tokyo Stock Exchange on the allotment date for the share acquisition right (or the most recently preceding closing price if there is no closing price for the allotment date); or

•	¥400.

The exercise period shall be from July 26, 2013 to July 25, 2021. If the last day of the exercise period falls on a business holiday for us, the immediately preceding business day shall be the last day.

Director Compensation

The aggregate amounts of compensation paid by CMTH during the fiscal year ended March 31, 2011 to its directors and to its corporate auditors, excluding the payment of retirement benefits, were ¥97 million and ¥30 million, respectively. The amounts reserved for the payment of retirement benefits during the fiscal year ended March 31, 2011 for directors and auditors were ¥34 million and ¥6 million, respectively.

Neither SMTH nor its subsidiaries maintain any service contracts providing for benefits for SMTH directors upon termination of employment.

Board Practices

General

The Companies Act permits two types of governance systems for large public companies. The first system is for companies with committees (i.e., audit, nomination and compensation committees), and the other is for companies with a board of corporate auditors. SMTH employs the board of corporate auditors governance system. Pursuant to Article 4 of its articles of incorporation, SMTH maintains a corporate governance system consisting of a general meeting of shareholders, individual directors, a board of directors, individual corporate auditors, a board of corporate auditors and accounting auditors as its primary components.

SMTH’s articles of incorporation provide for a board of directors of not more than ten. SMTH currently has ten directors. SMTH’s board of directors has ultimate responsibility for the administration of its affairs.

By resolution, SMTH’s board of directors elects representative directors from among the directors who may represent SMTH severally. SMTH’s board of directors may elect one chairman and one or more deputy chairman(s), deputy president(s), senior managing director(s) and managing directors from among the directors, in case the need arises. In addition, SMTH’s board of directors may assign or change the designation of the duties of the directors and executive officers by resolution.

SMTH’s president executes business affairs in accordance with resolutions made by the board of directors. SMTH’s deputy presidents, senior managing directors and managing directors assist the president in the management of its day-to-day operations. SMTH’s chairman serves as the chairman of and presides over its board of directors.

The Companies Act requires a resolution of the board of directors for a company to execute important business strategies, including the acquisition and disposal of material assets, borrowing substantial amounts of money, the election and dismissal of an important employee including managers, the establishment of, changes in or abolition of branch offices or other material corporate organizations, issuance of bonds, establishment of internal control systems and exemption of directors and corporate auditors from liability to the Company in accordance with applicable laws and regulations.

Under the Companies Act, a company with board of corporate auditors is not obligated to have any external directors or to have any audit, nomination or compensation committees.

“External director” means a director of any corporation who is neither an executive director nor an executive officer, nor an employee, including a manager, of such corporation or any of its subsidiaries, and who has never served in the past as an executive director, executive officer, or as an employee, including a manager, of such corporation or any of its subsidiaries.

Under the Companies Act, a corporation with a board of corporate auditors shall have three or more corporate auditors, and half or more of them shall be external corporate auditors. The board of corporate auditors shall appoint full-time corporate auditors from among the corporate auditors.

“External corporate auditor” means an auditor of any corporation who has never served in the past as a director, accounting advisor (kaikei-sanyo) or executive officer, or as an employee, including a manager, of such corporation or any of its subsidiaries.

SMTH has six corporate auditors and four of them are external corporate auditors. The auditors monitor the execution of business operations of SMTH and its subsidiaries by attending meetings of the board of directors and listening to reports on operations from the directors and others. They also examine documents relating to important decisions and receive reports from the internal audit departments, representatives of its subsidiaries and its accounting auditor.

SMTH’s corporate auditors (who are not required to be and are not certified public accountants) have a statutory duty to examine the financial statements and business reports submitted by the board of directors to the general meeting of shareholders. They also have the duty to supervise the administration of SMTH’s affairs resolved by the directors in accordance with the auditing policy and rules prescribed by resolutions of the board of corporate auditors.

All directors and corporate auditors are elected by SMTH’s shareholders at a general meeting of shareholders. The term of office of a director shall expire upon conclusion of the annual general meeting of shareholders to be held for the last fiscal year ending within two years after the election of the director. The term of office of a corporate auditor shall expire upon conclusion of the annual general meeting of shareholders to be held for the last fiscal year ending within four years after the election of the corporate auditor. Directors and corporate auditors may serve any number of consecutive terms.

At the operational level, SMTH has created a Management Council under the board of directors. The council, composed of president and related directors, considers important matters relating to the execution of business in accordance with the basic policies set by the board of directors and makes prior conference about matters to be resolved by the board of directors.

For the purpose of protecting the interests of shareholders in general, certain securities exchanges, including the Tokyo Stock Exchange, introduced a new rule regarding independent directors/corporate auditors, which requires a listed company to have, from amongst the external directors or external corporate auditors, at least one independent director/corporate auditor who does not have conflicting interests with shareholders as specified under the rule. All companies listed on these securities exchanges are required to report the name of such independent director/corporate auditor, which is disclosed to the public. The rule became effective on the day immediately after the general shareholders meeting for the fiscal year ended after March 1, 2010. SMTH designated all four external corporate auditors as independent corporate auditors.

Exemption from Liability

Under the Companies Act and SMTH’s articles of incorporation, SMTH may exempt its external corporate auditors from liabilities to SMTH arising in connection with their failure to execute their duties, within the limits stipulated by applicable laws and regulations. SMTH has entered into a liability limitation agreement with each external corporate auditor which limits the maximum amount of their liability to the Company arising in connection with a failure to execute their duties to the amount prescribed in applicable laws.

Independent Registered Public Accounting Firm

SMTH is required to appoint an independent registered public accounting firm, whose appointment is approved at a general meeting of shareholders. The independent registered public accounting firm has the statutory duty to examine the financial statements prepared in accordance with the Companies Act and approved by the board of directors, and report its opinion thereon to the designated corporate auditors and to the designated directors for notification to the shareholders. Examination by independent registered public accounting firm of SMTH’s financial statements is also required for the purpose of the securities report filed through the Kanto Local Finance Bureau to the Prime Minister for public inspection in accordance with the FIEA. SMTH’s independent registered public accounting firms for these purposes are Deloitte Touche Tohmatsu LLC and KPMG AZSA LLC.

Employees

As of March 31, 2011 CMTH, Chuo Mitsui, Chuo Mitsui Asset, Chuo Mitsui Asset Management and Chuo Mitsui Capital had a combined total of 7,284 employees on a nonconsolidated basis, including locally hired overseas staff. SMTH considers its labor relations to be good.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following are the holders of 5% or more of SMTH common stock as of April 1, 2011, the date of the share exchange, after giving effect to the share exchange. The list is based on the shareholder registers of CMTH and STB as of March 31, 2011, after taking into account the share exchange ratio of 1.49 common shares of CMTH for each common share of STB. It is not necessarily the case that a shareholder recorded on the share register beneficially owns shares of SMTH common stock.

Name	Number of SMTH Shares Owned	Percentage of Outstanding SMTH Shares Owned
	(thousands)	(%)
The Resolution and Collection Corporation	500,875	12.05
Japan Trustee Services Bank, Ltd. (Trust Account)	229,525	5.52
The Master Trust Bank of Japan, Ltd. (Trust Account)	213,962	5.15

The RCC held 30.20% of CMTH common stock as of August 1, 2009, as a result of the conversion of all of its holding of CMTH preferred shares (those preferred shares were acquired as a result of the Japanese government’s injection of public funds into the predecessor banks of CMTH) into shares of CMTH common stock. An effect of the share exchange was the dilution of the RCC’s holding of SMTH common stock to 12.05% as of April 1, 2011.

The following are the holders of 5% or more of SMTH Section 1 Class VII Preferred Stock as of April 1, 2011, the date of the share exchange, after giving effect to the share exchange.

Name	Number of SMTH Class VII Preferred Shares Owned	Percentage of Outstanding SMTH Class VII Preferred Shares Owned
	(thousands)	(%)
Sumitomo Corporation	15,000	13.76
Sumitomo Realty & Development Co., Ltd.	14,000	12.84

As of April 1, 2011, SMTH had 87,430 shareholders of record. This number included 86,746 Japanese record holders, who held 67.92% of its shares in the aggregate, and 177 U.S. record holders, who held 12.21% of its shares in the aggregate.

None of the shareholders listed above has voting rights that are different from voting rights of other shareholders of SMTH. SMTH is not aware of any arrangements that may result in a change of control.

RELATED PARTY TRANSACTIONS

We have certain business relationships with related parties. Transactions with such parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those applied to third-party customers. These transactions also do not involve more than normal risk of collectibility or present other unfavorable features.

Major Shareholder

As of March 31, 2011, the balance of loans and advances to the RCC was ¥40,061 million and the balance of other assets to the RCC was ¥76,712 million. As of March 31, 2010, the balance of loans and advances to the RCC was ¥42,356 million and the balance of other assets to the RCC was ¥80,275 million. Interest rates on loans and advances to the RCC are based on indexed TIBOR, which was comparable to the market interest rate at the time of origination.

Key Management Personnel

Key management personnel are defined as those persons having the authority and responsibility for planning, directing and controlling our activities, namely our directors and executive officers.

For the fiscal years ended March 31, 2011, 2010 and 2009, we made no loans to key management personnel.

Item 8.	Financial Information

Financial Statements

All relevant financial statements are attached hereto. See “Item 18. Financial Statements.”

Export Sales

Not applicable.

Legal Proceedings

There are no pending material legal proceedings to which we are a party or of which any of our property is the subject.

Dividend Policy

SMTH has adopted a basic policy to share profits with shareholders in accordance with the profit level of each fiscal year. In relation to dividends for common shares, SMTH’s policy is to target a consolidated dividend payout ratio of approximately 30%.

Because SMTH is a holding company, SMTH’s ability to pay dividends primarily depends on its receipt of sufficient funds from its principal operating subsidiaries. In addition, under the Companies Act, SMTH cannot declare or pay dividends unless it meets specified financial criteria on a “parent-only” basis. See Item 3 and Item 10.

Significant Changes

Other than as described elsewhere in this annual report, there has been no significant change since March 31, 2011.

Item 9.	The Offer and Listing

Comparative Per Share Market Price Data

The common stock of SMTH is listed on the First Sections of the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange.

The following table sets forth, for the periods indicated, the reported high and low sales prices per share of SMTH (or CMTH) common stock on the First Section of the Tokyo Stock Exchange. The following table also sets forth, for the periods indicated, the average daily trading volume of SMTH (or CMTH) common stock on the First Section of the Tokyo Stock Exchange.

	Price per share		Average daily trading volume
	High	Low
Most recent six months
February 2011	¥360	¥325	8,532,789
March 2011	362	233	12,439,227
April 2011	306	275	16,959,300
May 2011	295	270	15,558,789
June 2011	283	250	13,288,182
July 2011	306	282	13,726,200
August 2011 (through August 30)	301	246	15,072,286

Fiscal year ending March 31, 2012:
First quarter	306	250	15,199,066
Second quarter (through August 30, 2011)	306	246	14,545,512

Fiscal year ended March 31, 2011:
First quarter	383	311	5,686,852
Second quarter	336	275	6,616,429
Third quarter	348	273	8,288,115
Fourth quarter	362	233	10,372,033
Year	383	233	7,720,939

Fiscal year ended March 31, 2010:
First quarter	412	299	10,184,131
Second quarter	402	293	7,799,129
Third quarter	380	289	7,074,623
Fourth quarter	356	300	5,245,800
Year	412	289	7,586,385

Fiscal year ended March 31, 2009	799	236	8,718,898
Fiscal year ended March 31, 2008	1,205	543	5,394,551
Fiscal year ended March 31, 2007	1,792	1,113	4,994,211

Item 10.	Additional Information

MEMORANDUM AND ARTICLES OF INCORPORATION

General

The objects and purposes of SMTH, as provided in Article 2 of its articles of incorporation, are to engage in the following businesses as a bank holding company:

•

management of banks, trust banks, specialized securities companies, insurance companies and other companies that are permitted to become, or to be established as, subsidiaries under the Banking Act; and

•	any business incidental to the business mentioned in the preceding item.

Provisions Regarding Directors

Under the Companies Act and SMTH’s regulations of the board of directors, any director who has a special interest in a matter submitted to a meeting of the board of directors shall be prevented from exercising his or her voting rights in relation to such matter. In such cases, the director concerned shall not be included in the number of directors present in relation to determining whether a quorum for the meeting has been met or whether a majority voted in favor of the matter.

Under the Companies Act, director remuneration is determined at a general meeting of shareholders and, within the upper limit approved at the shareholders’ meeting, the board of directors may determine the amount of compensation for each director. The board of directors may, by a resolution, leave such a decision to the discretion of representative directors of SMTH.

Under the Companies Act and SMTH’s regulations of the board of directors, the borrowing and guarantee of large amounts shall be resolved at meetings of the board of directors.

Neither the Company Law nor SMTH’s articles of incorporation mandate a retirement age for SMTH’s directors.

SMTH has no provisions in its articles of incorporation requiring the ownership of shares for a director’s qualification.

Common Stock

The following information relates to the shares of SMTH common stock, including summaries of certain provisions of SMTH’s articles of incorporation and share handling regulations, the Companies Act, and the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, etc. of Japan (together with the regulations promulgated thereunder, the “Book-Entry Transfer Law”) relating to joint stock corporations (kabushiki kaisha).

A joint stock corporation is a legal entity incorporated under the Companies Act. The rights of shareholders of a joint stock corporation are represented by shares of stock in the corporation, and shareholders’ liability is limited to the amount of the subscription for the shares.

All of the shares issued by SMTH are fully paid and nonassessable, and are in registered form.

SMTH may, in principle, issue shares from its authorized but unissued share capital following a resolution to that effect by its board of directors. An increase in its authorized number of shares requires an amendment to its articles of incorporation, which generally requires approval of our common shareholders and preferred shareholders.

General

The authorized share capital of SMTH is 9,100,000,000 shares, and the total number of shares of each class authorized to be issued is 8,500,000,000 shares of common stock, 100,000,000 shares of Class V Preferred Shares, 100,000,000 shares of Class VI Preferred Shares, 200,000,000 shares of Class VII Preferred Shares, 100,000,000 shares of Class VIII Preferred Shares and 100,000,000 shares of Class IX Preferred Shares.

As of March 31, 2008, a total 987,551,267 shares of CMTH common stock (including 280,082 shares of common stock held as treasury stock) had been issued. On July 17, 2008, pursuant to the terms of the preferred stock held by the RCC, the RCC exercised its right to convert shares of CMTH preferred stock into shares of CMTH common stock and CMTH issued 170,000,000 shares of common stock to the RCC.

As of March 31, 2009, a total 1,157,551,267 shares of CMTH common stock (including 324,157 shares of common stock held as treasury stock) had been issued. On August 1, 2009, pursuant to the terms of the preferred stock held by the RCC, the RCC exercised its right to convert its remaining shares of CMTH preferred stock into shares of CMTH common stock and CMTH issued 500,875,000 shares of common stock to the RCC.

As of March 31, 2010, a total 1,658,426,267 shares of CMTH common stock (including 366,149 shares of common stock held as treasury stock) had been issued.

As of March 31, 2011, a total 1,658,426,267 shares of CMTH common stock (including 411,673 shares of common stock held as treasury stock) had been issued. Pursuant to the terms of the share exchange agreement with STB, on April 1, 2011 SMTH issued 2,495,060,141 shares of common stock in exchange for all the outstanding shares of STB common stock. As a result of the share exchange, as of April 1, 2011, a total of 4,153,486,408 shares of SMTH common stock had been issued, none of which were held as common shares. Each of the shares issued and outstanding was fully paid and non-assessable.

On January 5, 2009, a central clearing system for shares of Japanese listed companies was established pursuant to the Book-Entry Transfer Law, and since then the shares of all Japanese companies listed on any Japanese financial instruments exchange, including shares of SMTH common stock, which are listed on the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange, have been subject to this system. On the same day, all share certificates of companies then listed in Japan became null and void. Under the central clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, the person must have an account at an account managing institution, unless such person has an account at Japan Securities Depository Center, Inc., or JASDEC. Account managing institutions are securities firms, banks, trust companies, and certain other financial institutions which meet the requirements prescribed by the Book-Entry Transfer Law, and only those financial institutions that meet further requirements of the Book-Entry Transfer Law can open accounts directly at JASDEC.

Under the Book-Entry Transfer Law, any transfer of listed shares is effected through book entry. Unless the transferee has an account at JASDEC, title to the shares passes to the transferee at the time the transferred number of shares is recorded in the transferee’s account at an account managing institution, and the holder of an account at an account managing institution is presumed to be the legal owner of the shares held in such account. In cases where the transferee has an account at JASDEC, title to the shares passes to the transferee at the time the transferred number of shares is recorded in the transferee’s account at JASDEC, and the holder of an account at JASDEC is presumed to be the legal owner of the shares credited to its proprietary account at JASDEC.

Under the Companies Act and the Book-Entry Transfer Law, in order to assert shareholders’ rights against SMTH a transferee must have its name and address registered in its register of shareholders, except in limited circumstances. Under the new clearing system, SMTH generally makes such registration based on the information provided in a general shareholders notification (soukabunushi tsuchi) issued by JASDEC. For the purpose of the general shareholders notification, shareholders are required to file their names and addresses with its transfer agent through the account managing institution and JASDEC.

Nonresident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of its standing proxy or provide a mailing address to the relevant account managing institution. Such notice will be forwarded to SMTH’s transfer agent through JASDEC. Japanese securities firms and commercial banks customarily act as standing proxies and provide related services for standard fees. Such notices to nonresident shareholders are delivered to the standing proxies or mailing addresses in Japan.

Dividends

General

Because SMTH is a holding company, most of its cash flow comes from dividends from its subsidiaries. Under some circumstances, various statutory provisions may restrict the dividends subsidiaries of SMTH may pay to it. For example, if the subsidiaries do not have sufficient distributable amounts, they will be unable to pay dividends and SMTH, in turn, may be unable to pay dividends on shares of its common stock. Because SMTH is a holding company, SMTH’s ability to pay dividends depends on the financial performance of its principal operating subsidiaries, Chuo Mitsui, Chuo Mitsui Asset and STB.

Under the Companies Act, distributions of dividends take the form of distributions of surplus (as that term is defined in “—Restriction on Distribution of Surplus”). Subject to certain limitations described in “—Restriction on Distribution of Surplus,” SMTH is permitted to make distributions of surplus to shareholders or pledgees of record as of March 31 of each year. In addition, SMTH is permitted to make distributions of surplus in the form of extraordinary dividends any number of times per fiscal year to shareholders or pledgees of record as of the date set by its board of directors, of which not less than two weeks’ prior public notice must be given. Distributions of surplus are required in principle to be authorized by a resolution of a general meeting of shareholders. Distributions of surplus may be permitted pursuant to a resolution of the board of directors if SMTH’s articles of incorporation so provide and certain other conditions are satisfied. However, SMTH’s articles of incorporation currently do not include such a provision. In an exception to the above rule, SMTH is permitted to make distributions of surplus in the form of interim dividends paid in cash (but not in kind) to its shareholders or pledgees of record as of September 30 of each year by resolutions of the board of directors under its articles of incorporation.

Under the Companies Act, distributions of surplus may be made in cash or in kind in proportion to the number of shares of common stock held by each shareholder. A resolution of a general meeting of SMTH shareholders authorizing a distribution of surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of surplus is to be made in kind, SMTH may, pursuant to a resolution of a general meeting of its shareholders, grant the right to its shareholders to require it to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of surplus must be approved by a special resolution of a general meeting of SMTH shareholders (see “—Voting Rights” with respect to a special resolution).

Under its articles of incorporation, SMTH is not obligated to pay any dividends to any shareholder if they remain unclaimed for a period of five years after the date on which they first became payable.

In practice, in Japan the ex-dividend date and the record date for a dividend precedes the date of determination of the amount of the dividend to be paid. The price of the shares generally goes ex-dividend on the second business day prior to the record date.

Restriction on Distribution of Surplus

Payment of dividends on shares of SMTH common stock is also subject to the prior payment of dividends on shares of its preferred stock. In the event SMTH pays an interim dividend on shares of its common stock, such payment is also subject to the prior payment of interim dividends on shares of its preferred stock.

Under the Companies Act and as required by ordinances of the Ministry of Justice, when SMTH makes distributions of surplus, if the sum of its capital reserve and earned surplus reserve is less than one-quarter of its stated capital, SMTH must, until such sum reaches one-quarter of the stated capital, set aside in its capital reserve and/or earned surplus reserve an amount equal to one-tenth of the amount of surplus so distributed.

The amount of surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D – (E + F + G)

In the above formula:

A = the total amount of other capital surplus and other earnings surplus, each such amount being that appearing on SMTH’s nonconsolidated balance sheet as of the end of the last fiscal year;

B = if SMTH has disposed of treasury stock after the end of the last fiscal year, the amount of the consideration for such treasury stock received by it less the book value thereof;

C = if SMTH has reduced its stated capital after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to capital reserve, if any;

D = if SMTH has reduced its capital reserve or earned surplus reserve after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to stated capital, if any;

E = if SMTH has cancelled treasury stock after the end of the last fiscal year, the book value of such treasury stock;

F = if SMTH has distributed surplus to its shareholders after the end of the last fiscal year, the amount of the assets distributed to shareholders by way of such distribution of surplus; and

G = certain other amounts set forth in an ordinance of the Ministry of Justice, including, if SMTH has reduced surplus and increased stated capital, capital reserve or earned surplus reserve after the end of the last fiscal year, the amount of such reduction and, if SMTH has distributed surplus to its shareholders after the end of the last fiscal year, the amount set aside in capital reserve or earned surplus reserve, if any, as required by ordinances of the Ministry of Justice.

Under the Companies Act, the aggregate book value of surplus distributed by SMTH may not exceed a prescribed distributable amount, as calculated on the effective date of such distribution. SMTH’s distributable amount at any given time is the amount of surplus less the aggregate of:

•	the book value of its treasury stock;

•	the amount of consideration for any treasury stock disposed of by it after the end of the last fiscal year; and

•

certain other amounts set forth in an ordinance of the Ministry of Justice, including, if the total of the one-half of goodwill and the deferred assets exceeds the total of stated capital, capital reserve and earned surplus reserve, each such amount being that appearing on our nonconsolidated balance sheet as of the end of the last fiscal year, all or certain parts of such exceeding amount as calculated in accordance with the ordinance of the Ministry of Justice.

If SMTH opts to become a company to which a restriction on the distributable amount is applicable on a consolidated basis (renketsu haito kisei tekiyo kaisha), it will further deduct from the amount of surplus a certain amount which is calculated based on our nonconsolidated and consolidated balance sheet as of the end of the last fiscal year as provided in ordinances of the Ministry of Justice.

If SMTH prepares interim financial statements as described below after the end of the last fiscal year, and if such interim financial statements are then approved by its board of directors or, if so required, by a general meeting of shareholders, then the distributable amount must be adjusted to take into account the amount of profit or loss as set forth in ordinances of the Ministry of Justice, and the amount of consideration for any of its treasury stock it has disposed of, during the period in respect of which such interim financial statements have been prepared. Under the Companies Act, SMTH is permitted to prepare nonconsolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements prepared by SMTH must be audited by its corporate auditors and/or accounting auditors, as required by an ordinance of the Ministry of Justice.

Capital and Reserves

When SMTH issues new shares, the amount of the cash or assets paid or contributed by subscribers for new shares, with certain exceptions, is required to be accounted for as stated capital, although SMTH may account for an amount not exceeding one-half of such cash or assets as capital reserve by resolution of the board of directors.

SMTH may reduce its capital reserve or earned surplus reserve generally by resolution of a general meeting of shareholders and, in the case of a reduction of reserves, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. On the other hand, SMTH may reduce its stated capital generally by special resolution of a general meeting of shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as capital reserve. In addition, SMTH may reduce its surplus and increase either (i) stated capital or (ii) capital reserve and/or earned surplus reserve by the same amount, in either case by resolution of a general meeting of shareholders.

Stock Splits

SMTH may at any time split the outstanding shares of its common stock into a greater number of shares of common stock by resolution of the board of directors. When a stock split is to be made, if SMTH’s only class of outstanding stock is common stock, SMTH may increase the number of authorized shares in the same ratio as that of such stock split by amending its articles of incorporation, which amendment may be effected by resolution of the board of directors without approval by shareholders.

Before a stock split, SMTH must give public notice of the stock split, specifying the record date therefor, not less than two weeks prior to such record date.

Unit Share System

SMTH has adopted a unit share system under which 1,000 shares constitutes one unit of shares. Under the unit share system, shareholders have one voting right for each unit of shares held by them, and shares constituting less than a full unit carry no voting rights. Under SMTH’s articles of incorporation, the holders of shares constituting less than a full unit do not have other shareholders’ rights except for those specified in the Companies Act or an ordinance of the Ministry of Justice. Holders of shares constituting less than a full unit may at any time request that SMTH purchases such shares at the current market price as determined pursuant to the Companies Act, which request may not be withdrawn without its consent.

In addition, SMTH’s articles of incorporation provide that, pursuant to its share handling regulations, a holder of shares constituting less than one unit has the right to require SMTH to sell to such holder shares constituting less than one unit which, when added to the shares constituting less than one unit currently owned by such holder, will constitute one full unit.

General Meetings of Shareholders

The annual general meeting of SMTH shareholders is held each year within the three-month period after April 1. In addition, SMTH may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a shareholders’ meeting stating the place, the time and the purpose thereof and certain matters set forth in the Companies Act and ordinances of the Ministry of Justice must be given to each holder of shares with voting rights (or, in the case of a nonresident shareholder, to its standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. The record date for an annual general meeting of shareholders is March 31 of each year.

Any shareholder holding at least 300 voting rights or 1% of the total number of the voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders, and may propose to describe such matter together with a summary of the proposal to be submitted by such shareholder in the notice to SMTH shareholders attending such general meeting, by submitting a request to a director at least eight weeks prior to the date of such meeting. Any of the minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholders’ rights described above may be decreased or shortened if its articles of incorporation so provide. SMTH’s articles of incorporation currently do not include such provisions.

Voting Rights

A holder of shares of SMTH common stock is entitled to one voting right for each unit of shares held, except that neither SMTH nor a corporate shareholder holding more than one-quarter of the total voting rights of which are directly or indirectly held by SMTH has voting rights in respect of shares of common stock held by SMTH or such corporate shareholder (see “—Unit Share System”).

Except as otherwise provided by law or by SMTH’s articles of incorporation, a resolution can be adopted at a general meeting of shareholders by the holder of a majority of the total number of the voting rights represented at the meeting. SMTH’s articles of incorporation provide that the quorum for election of directors and corporate auditors is one-third of the total number of voting rights. SMTH’s shareholders are not entitled to cumulative voting in the election of directors. Shareholders may cast their votes in writing and may also exercise their voting rights through proxies, provided that the proxies are, in general, also holders of shares with voting rights.

The Companies Act provides that certain important matters shall be approved by a special resolution of a general meeting of shareholders. Under SMTH’s articles of incorporation, the quorum for a special resolution is one-third of the total number of voting rights, and the approval of at least two-thirds of the voting rights represented at the meeting is required for adopting a special resolution. Such important matters include:

•	any amendment to the articles of incorporation (except for such amendments as may be authorized by the board of directors under the Companies Act);

•	reduction of stated capital, which meets certain requirements with certain exceptions;

•	a dissolution, merger or consolidation which requires shareholders’ approval;

•	the establishment of a parent and a wholly owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan) which requires shareholders’ approval;

•	transfer of the whole or a substantial part of SMTH’s business;

•	a takeover of the whole business of another company which requires shareholders’ approval;

•	a corporate split which requires shareholders’ approval;

•	consolidation of shares of common stock;

•	purchase of shares of common stock by SMTH from a specific shareholder other than a subsidiary;

•	issuance or transfer of new shares or existing shares held by SMTH as treasury stock to third parties at a “specially favorable” price;

•	issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to third parties under “specially favorable” conditions;

•	the exemption of a director or corporate auditor from liability, with certain exceptions; and

•	distribution of surplus in kind if shareholders are not granted the right to require SMTH to make such distribution in cash instead of in kind.

Liquidation Rights

In the event of the liquidation of SMTH, the assets remaining after payment of all debts, liquidation expenses, taxes and required distribution payments to preferred shareholders, if any, will be distributed among shareholders of common stock in proportion to the respective numbers of shares which they hold.

Rights to be Allotted Shares

Holders of shares of common stock have no preemptive rights. Authorized but unissued shares of common stock may be issued at such times and upon such terms as the board of directors determines, subject to the limitations as to the issuance of new shares of common stock at a “specially favorable” price mentioned in “—Voting Rights”. The board of directors may, however, determine that the holders of shares of common stock be given rights to receive allotments of new shares of common stock, in which case they must be given on uniform terms to all holders of shares of common stock as of a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire.

The rights to receive allotments of new shares of common stock may not be transferred. However, SMTH may allot stock acquisition rights (shinkabu yoyakuken) to shareholders without consideration, and such stock acquisition rights are transferable. See “—Stock Acquisition Rights”.

Stock Acquisition Rights

SMTH may issue stock acquisition rights. Holders of stock acquisition rights are entitled to acquire shares from the company, upon payment of the applicable exercise price, and subject to other terms and conditions thereof. SMTH may also issue bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai). The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by the board of directors unless it is made under “specially favorable” conditions, as described in “—Voting Rights”.

Record Date

March 31 is the record date for the payment of annual dividends and the determination of shareholders entitled to vote at the annual general meeting of shareholders. September 30 is the record date for payment of interim dividends. In addition, by a resolution of the board of directors and after giving at least two weeks’ prior public notice, SMTH may at any time set a record date in order to determine the shareholders who are entitled to certain rights pertaining to the common stock.

Acquisition by SMTH of its Shares

SMTH may acquire its shares, including shares of common stock:

(i)	by way of purchase on any Japanese stock exchange or by way of tender offer (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the board of directors);

(ii)	by soliciting all shareholders of a specific class to offer to sell shares of such class held by them (in this case pursuant to the authorization by an ordinary resolution of a general meeting of shareholders and effected by a resolution of the board of directors);

(iii)	from a specific shareholder other than any of its subsidiaries (pursuant to a special resolution of a general meeting of shareholders); or

(iv)	from any of its subsidiaries (pursuant to a resolution of the board of directors).

In the case of (iii) above, any other shareholder of such class may make a request to SMTH, at least five days prior to the relevant shareholders’ meeting, to include such shareholder as a seller in the proposed purchase. However, no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder does not exceed the then market price of the shares to be purchased from the shareholders calculated in a manner set forth in Ordinances of the Ministry of Justice.

Any such acquisition of SMTH shares must satisfy certain requirements that the total amount of the purchase price may not exceed the distributable amount, as described in “—Dividends—Restriction on Distribution of Surplus.” SMTH may hold its shares acquired in compliance with the provisions of the Companies Act, and may generally cancel such shares by a resolution of the board of directors, although the disposal of such shares is generally subject to the same procedural requirements as the issuance of new shares.

CMTH amended its articles of incorporation in June 2008 to provide that an acquisition of shares of its common stock or preferred stock in the case of (i) or (ii) above may be authorized by a resolution of the board of directors, without a resolution of a general meeting of shareholders, where the financial statements for the most recent fiscal year fairly reflect the company’s assets and profits and losses as stipulated by ordinances of the Ministry of Justice.

Disposal of Shares of Common Stock Held by Shareholders Whose Location Is Unknown

SMTH is not required to send notices to a shareholder if notices given by it to such shareholder fail to arrive for five consecutive years or more at his or her address registered in its register of shareholders or otherwise notified to SMTH.

In the above case, if the relevant shareholder also fails to receive distribution of surplus on the shares continuously for five years or more at his or her address registered in SMTH’s register of shareholders or otherwise notified to SMTH, then SMTH may in general dispose of such shares at their then-market price after giving a public notice and an individual notice to the relevant shareholders at least three months prior to such disposition and hold or deposit the proceeds of such disposition on behalf of the relevant shareholder.

Reporting of Substantial Shareholding

The FIEA and its related regulations require any person who has become beneficially, solely or jointly, a holder of more than 5% of the total issued shares of capital stock with voting rights of a company listed on any Japanese stock exchange to file with the director of an appropriate local finance bureau of the Ministry of Finance within five business days a report concerning such share holdings. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in any such holdings or any change in material matters set out in reports previously filed. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by the holder and the issuer’s total issued share capital. Copies of each report must also be furnished to the company of the shares and to all the Japanese stock exchanges on which the shares are listed.

There are other reporting requirements under the Banking Act. See “Item 4. Information on the Company—Government Regulations—Japan—Examination and Reporting Applicable to Shareholders of Banks.”

Preferred Stock

The following is a summary of information concerning shares of SMTH preferred stock. The detailed rights of the preferred stock are set out in SMTH’s articles of incorporation and, in the case of issued shares, in the resolutions of the board of directors relating to the issuance of the relevant series of preferred stock.

General

Under its articles of incorporation, SMTH is authorized to issue 100,000,000 shares of Class V Preferred Shares, 100,000,000 shares of Class VI Preferred Shares, 200,000,000 shares of Class VII Preferred Shares, 100,000,000 shares of Class VIII Preferred Shares and 100,000,000 shares of Class IX Preferred Shares. In June 2008, CMTH amended its articles of incorporation to authorize the creation of two new classes of preferred stock, Class V Preferred Shares and Class VI Preferred Shares. In connection with the share exchange, amendments to SMTH’s articles of incorporation added the terms of its First Series of Class VII Preferred Shares, and other classes of preferred shares. SMTH issued its First Series of Class VII Preferred Shares upon the share exchange. To date, no shares of Class V Preferred Shares, Class VI Preferred Shares, Class VIII Preferred Shares and Class IX Preferred Shares have been issued.

On July 3, 2008, CMTH repurchased from the RCC 54,000,000 shares of its Class III convertible preferred stock, and cancelled such repurchased shares on the same day.

In August 2009, CMTH acquired from the RCC 93,750,000 shares of its Class II convertible preferred stock and 31,468,750 shares of its Class III convertible preferred stock and issued 500,875,000 shares of its common stock to the RCC in exchange. CMTH subsequently cancelled all of those shares of preferred stock.

At the extraordinary general meeting of CMTH shareholders to approve the share exchange agreement, CMTH received approval of amendments to its articles of incorporation. The amendments included the addition of the terms of its First Series of Class VII Preferred Shares, which were issued upon the share exchange, and its Second to Fourth Series of Class VII Preferred Shares, First to Fourth Series of Class VIII Preferred Shares and First to Fourth Series of Class IX Preferred Shares. Its Class VII Preferred Shares, Class VIII Preferred Shares and Class IX Preferred Shares, under the amendments to the articles of incorporation, generally correspond to STB’s former Class II Preferred Shares, Class III Preferred Shares and Class IV Preferred Shares, respectively.

Preferred Dividends

Payment of dividends on shares of common stock is subject to the prior payment of dividends on shares of preferred stock as follows:

•

Class V Preferred Shares bear an annual noncumulative preferred dividend to be calculated by multiplying a ratio to be determined by a resolution of the board of directors, by the time such preferred stock is first issued, by the amount to be paid in for the issuance of the shares. The above ratio shall be a floating rate, a fixed rate or a combination of floating rate and fixed rate. The upper limit for such ratio shall be 10% per annum in the case of a fixed rate, and a benchmark for interest generally used in respect of issuance of securities (e.g., LIBOR, TIBOR, swap rate) plus 5% per annum in the case of a floating rate. If interim dividends are paid, SMTH will pay to the holders of Class V Preferred Shares an amount to be determined by a resolution of the board of directors, which may be up to one-half of the amount of the preferred annual dividend. In addition, if extraordinary dividends are paid, SMTH will pay to the holders of Class V Preferred Shares an amount to be determined by a resolution of the board of directors, which may be up to the amount of the preferred annual dividend.

•

Class VI Preferred Shares bear an annual noncumulative preferred dividend to be calculated by multiplying a ratio to be determined by a resolution of the board of directors, by the time such preferred stock is first issued, by the amount to be paid in for the issuance of the shares. The above ratio shall be a floating rate, a fixed rate or a combination of floating rate and fixed rate. The upper limit for such ratio shall be 10% per annum in the case of fixed rate, and a benchmark for interest generally used in respect of issuance of securities (e.g., LIBOR, TIBOR, swap rate) plus 5% per annum in the case of a floating rate. If interim dividends are paid, SMTH will pay to the holders of Class VI Preferred Shares an amount to be determined by a resolution of the board of directors, which may be up to one-half of the amount of the preferred annual dividend. In addition, if extraordinary dividends are paid, SMTH will pay to the holders of Class VI Preferred Shares an amount to be determined by a resolution of the board of directors, which may be up to the amount of the preferred annual dividend.

•

The First Series of Class VII Preferred Shares bears an annual noncumulative preferred dividend of ¥42.30 per share. If interim dividends are paid, SMTH will pay to the holders of First Series of Class VII Preferred Shares ¥21.15 per share as interim preferred dividends. In addition, if extraordinary dividends are paid, SMTH will pay to the holders of First Series of Class VII Preferred Shares an amount corresponding to the accrued period (which is obtained by taking the number of days included in the period commencing on and including the first day of the fiscal year that includes the day in which such dividends are paid (“Record Date for the Extraordinary Preferred Dividends”) and ending on and including the Record Date for the Extraordinary Preferred Dividends, divided by 365, and multiplying the result by the amount of the preferred dividends (calculations for an amount less than one yen shall be made to the third decimal place and shall be rounded off to two decimal places)).

•

The Second through Fourth Series of Class VII Preferred Shares will bear an annual noncumulative preferred dividend in an amount to be determined by a resolution of the board of directors prior to the issuance, up to ¥150 per share. If interim dividends are paid, SMTH will pay to the holders of the Second through Fourth Series of Class VII Preferred Shares an amount to be determined by a resolution of the board of directors, which may be up to one-half of the amount of the preferred annual dividend. In addition, if extraordinary dividends are paid, SMTH will pay to the holders of the Second through Fourth series of Class VII Preferred Shares an amount to be determined by a resolution of the board of directors, which may be up to the amount of the preferred annual dividend.

•

Each series of Class VIII Preferred Shares will bear an annual noncumulative preferred dividend in an amount to be determined by a resolution of the board of directors prior to the issuance, up to ¥100 per share. If interim dividends are paid, SMTH will pay to the holders of each series of Class VIII Preferred Shares an amount to be determined by a resolution of the board of directors, which may be up to one-half of the amount of the preferred annual dividend. In addition, if extraordinary dividends are paid, SMTH will pay to the holders of each series of Class VIII Preferred Shares an amount to be determined by a resolution of the board of directors, which may be up to the amount of the preferred annual dividend.

•

Each series of Class IX Preferred Shares will bear an annual noncumulative preferred dividend in an amount to be determined by a resolution of the board of directors prior to the issuance, up to ¥100 per share. If interim dividends are paid, SMTH will pay to the holders of each series of Class IX Preferred Shares an amount to be determined by a resolution of the board of directors, which may be up to one-half of the amount of the preferred annual dividend. In addition, if extraordinary dividends are paid, SMTH will pay to the holders of each series of Class IX Preferred Shares an amount to be determined by a resolution of the board of directors, which may be up to the amount of the preferred annual dividend.

In each case, if any dividends on shares of SMTH’s preferred stock are made with respect to a record date preceding the record date of such annual or interim dividend, but falling in the same fiscal year, the amount of such dividend per share shall be deducted from the annual or interim dividend described above.

Redemption of Shares of Preferred Stock

SMTH’s articles of incorporation provide that SMTH may redeem at its option a part or all of the shares of its Class V Preferred Shares, Class VI Preferred Shares, Second to Fourth series of Class VII Preferred Shares and each series of Class VIII Preferred Shares, on or after such day as shall be determined by a resolution of the board of directors, in exchange for cash in the amount appropriate in light of prevailing market conditions, the amount of liquidation distributions of residual assets relevant to such class of preferred stock and other factors, as determined by a resolution of the board of directors by the time such preferred stock is first issued.

SMTH may redeem at its option a part or all of the shares of its First Series of Class VII Preferred Shares on a date determined by the board of directors which is on or after October 26, 2014, or the Acquisition Date, in exchange for the amount of cash determined by adding ¥1,000 per share to the amount of the accrued dividend from surplus. The accrued dividend from surplus will be determined by multiplying (i) the number of days included in the period commencing on and including the first day of the fiscal year that includes the Acquisition Date and ending on and including the day immediately preceding the Acquisition Date, divided by 365, by (ii) the amount of the preferred annual dividends (with any amount less than ¥1 rounded off to two decimal places); provided, however, that if all or part of the preferred interim dividends or all or part of extraordinary preferred dividends have been paid during the fiscal year that includes the Acquisition Date based on a record date that is on or prior to the day immediately preceding the Acquisition Date, the amount so paid shall be subtracted from the amount of accrued dividend from surplus.

Conversion of Shares of Preferred Stock

Any holder of any series of Class VIII and Class IX Preferred Shares may request that SMTH acquires its preferred shares during the period designated by the board of directors prior to the issuance of such preferred shares, in exchange for SMTH common stock in the number calculated by the formula designated by such resolution of the board of directors.

SMTH shall mandatorily acquire any share of any series of Class VIII Preferred Shares or any series of Class IX Preferred Shares for which no request for acquisition is made during the period in which the holders of such preferred stock are entitled to request an acquisition, on the day immediately following the last day of such period, in exchange for SMTH common stock in the number as is obtained by dividing an amount equivalent to the subscription price per share of the relevant series of preferred stock by the average daily closing price (including closing bids or offered prices (kehai-hyouji)) in regular trading of its common stock as reported by the Tokyo Stock Exchange for 30 consecutive trading days (excluding a trading day or days on which no closing price, closing bid or offered price is reported), commencing on the 45th trading day prior to such date; provided, however, that the average daily closing price shall be calculated to the second decimal place denominated in yen and shall be rounded off to one decimal place. If the relevant average daily closing price is less than the amount determined by a resolution of the board of directors prior to the issuance of the relevant series of preferred stock, the relevant series of preferred stock shall be acquired in exchange for SMTH common stock in the number as is obtained by dividing an amount equivalent to the subscription price per each share of the relevant series of preferred stock by an amount so determined by such resolution of the board of directors.

Liquidation Rights

In the event of the voluntary or involuntary liquidation of SMTH, holders of its preferred stock will be entitled, equally in rank as among themselves, to preference over shares of its common stock to receive a distribution in the amount ¥1,000 per share out of its residual assets upon liquidation.

Holders of preferred stock are not entitled to any further dividends or other participation or distribution of the residual assets of SMTH upon its liquidation.

Voting Rights

No holder of preferred stock has the right to vote at a general meeting of shareholders, except as otherwise specifically provided in SMTH’s articles of incorporation.

SMTH’s articles of incorporation provide that holders of preferred stock will be entitled to vote at general meetings of shareholders:

•	from the commencement of its annual general meeting of shareholders if an agenda for approval to declare a preferred dividend is not submitted to such meeting, or

•	from the close of its annual general meeting of shareholders if a proposed resolution to declare a preferred dividend is not approved at such meeting,

in each case until such time as a resolution of a general meeting of shareholders declaring a preferred dividend is approved.

A separate resolution of a meeting of the holders of the preferred stock is required in order to approve any of the following matters if it would prejudice the interests of the holders of the relevant preferred stock:

•

an amendment to the articles of incorporation to add new classes of shares to be issued, alter the terms of the shares or increase the authorized number of shares or authorized number of any class of shares, with certain exceptions;

•	consolidation or split of shares;

•	a pro rata allocation of shares or stock acquisition rights to shareholders without any consideration;

•	granting rights to receive allotments of shares or stock acquisition rights;

•	amalgamations or mergers;

•	certain corporate splits;

•	share exchanges; and

•	share transfers.

Such separate resolution is not required when the articles of incorporation so provide, except in the case of any amendments to SMTH’s articles of incorporation as described above. SMTH’s articles of incorporation do not contain such a provision.

Ranking

SMTH will not, unless the requisite sanction has been given by holders of preferred stock, create or issue any other shares ranking, as regards order of participation in its profits or assets on a liquidation or otherwise, in priority to the preferred stock in issue, but SMTH may issue, without obtaining the consent of holders of the preferred stock in issue, other preferred stock ranking pari passu with the preferred stock in issue as regards the order of such participation in its profits or assets and carrying such rights as to rates of preferred dividends or terms of conversion as the board of directors may determine, subject to the limitations set forth in SMTH’s articles of incorporation and the Companies Act.

Purchase or Redemption of Preferred Stock

SMTH may, subject to regulatory approval and the requirements described in “—Common Stock—Acquisition by SMTH of Its Shares,” purchase any shares of its preferred stock then outstanding at any time and cancel such preferred stock.

Stock Splits

SMTH’s articles of incorporation provide that no stock split shall be made to the preferred stock, unless otherwise provided for in any law or regulation.

Rights to be Allotted Shares

SMTH’s articles of incorporation provide that no holder of its preferred stock has any right to receive allotments of shares or stock acquisition rights and further provide that a pro rata allotment of shares or stock acquisition rights without any consideration shall not be made to holders of its preferred stock.

MATERIAL CONTRACTS

We have no material contracts aside from those entered in our ordinary course of business.

FOREIGN EXCHANGE AND OTHER REGULATIONS

Japanese Foreign Exchange Controls

The Foreign Exchange and Foreign Trade Law of Japan (Law No. 228 of 1949, as amended) and the cabinet orders and ministerial ordinances, collectively known as the Foreign Exchange Regulations, set forth, among other things, regulations relating to the receipt by Exchange Nonresidents of payments with respect to shares issued by SMTH and the acquisition and holding of shares by Exchange Nonresidents and Foreign Investors, both as defined below. In general, the Foreign Exchange Regulations as currently in effect do not affect transactions using non-Japanese currencies between Exchange Nonresidents who purchase or sell SMTH shares outside Japan.

The Foreign Exchange Regulations define “Exchange Residents” as:

•	individuals who are resident in Japan; or

•	corporations whose principal offices are located inside Japan.

The Foreign Exchange Regulations define “Exchange Nonresidents” as:

•	individuals who are not resident in Japan; and

•

corporations whose principal offices are located outside Japan. Generally, branches and offices of nonresident corporations located in Japan are regarded as residents of Japan while the branches and offices of Japanese corporations located outside Japan are regarded as nonresidents of Japan.

The Foreign Exchange Regulations define “Foreign Investors” as:

•	individuals who are not resident in Japan;

•	corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan;

•

corporations of which 50% or more of the voting rights are held, directly or indirectly, by individuals who are not resident in Japan and/or corporations which are organized under the laws of foreign countries of whose principal offices are located outside Japan; and

•

judicial persons or other organizations, a majority of the directors or other officers (or a majority of directors or other officers having the power of representation) of which are individuals who are not resident in Japan.

Acquisition of Shares

In general, the acquisition of shares of a Japanese company listed on any Japanese stock exchange by an Exchange Nonresident from an Exchange Resident may be made without any restriction on the Exchange

Nonresident, except for cases where such acquisition constitutes an “Inward Direct Investment” described below. Exchange Residents who acquire or transfer such shares from or to an Exchange Nonresident must file a report with the Minister of Finance following such acquisition or transfer, unless:

•	the aggregate price of the relevant shares is ¥100 million or less;

•	the transfer is made through any securities firm, bank or other entity prescribed by the Foreign Exchange Regulations acting as an agent or intermediary; or

•	the acquisition constitutes an Inward Direct Investment described below.

Inward Direct Investment

Acquisition of shares in a listed Japanese corporation by a Foreign Investor from any other person constitutes an inward direct investment if such Foreign Investor directly or indirectly will hold 10% or more of the total issued shares of such corporation as a result of the proposed acquisition. Any Foreign Investor who intends to acquire shares as a result of which it will directly or indirectly hold 10% or more of the total issued shares of a listed Japanese corporation that engages in the trust bank and asset management businesses must in general file a report of such acquisition with the Minister of Finance and other relevant ministers by the fifteenth day of the month immediately following the month to which the date of such acquisition belongs.

Acquisition of shares by Foreign Investors by way of a share split is not subject to any notification or reporting requirements.

Dividends and Proceeds of Sales

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, shares of common stock held by Exchange Nonresidents may in general be converted into any foreign currency and repatriated abroad.

TAXATION

You are urged to consult your own tax advisor regarding the Japanese and the United States federal, state and local and other tax consequences of owning and disposing of SMTH shares in your particular circumstances.

Japanese Tax Consequences

The following is a summary of the principal Japanese national tax consequences to owners of shares of SMTH common stock or ADSs representing shares of SMTH common stock who are nonresidents of Japan or non-Japanese corporations without a permanent establishment in Japan, or nonresident shareholders. The statements regarding Japanese tax laws set forth below are based on the laws and treaties currently in force and as interpreted by the Japanese tax authorities as of the date of this annual report and are subject to changes in the applicable Japanese laws or tax treaties, conventions or agreements, or in the interpretation thereof, occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of shares of SMTH common stock or ADSs, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisors.

For the purpose of Japanese taxation, a nonresident shareholder of ADSs will generally be treated as the owner of the shares underlying the ADSs, which may be evidenced by one or more ADRs.

Generally, a nonresident shareholder of shares of SMTH common stock or ADSs will be subject to Japanese income tax collected by way of withholding on dividends SMTH pays. Stock splits are, in general, not subject to Japanese income tax or corporation tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by a Japanese corporation to nonresident shareholders is generally 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (including shares of SMTH common stock or ADSs) to nonresident shareholders, except for any individual shareholder who owns 5% or more (or 3% or more with respect to dividends due and payable on or after October 1, 2011) of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2013 and (ii) 15% for dividends due and payable on or after January 1, 2014.

As of the date of this annual report, Japan has income tax treaties in force, whereby the above-mentioned withholding tax rate is reduced, generally, to 15% for portfolio investors, with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland, while the income tax treaties with Australia, France, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by those pension funds. Under the income tax treaty between Japan and the United Kingdom, similar treatment will be applied to dividends. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty will be available when the maximum rate is below the rate otherwise applicable under Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by SMTH on shares of common stock or ADSs. A nonresident shareholder of shares of SMTH common stock who is entitled, under any tax treaty, to a reduced rate of Japanese withholding tax, or exemption therefrom, as the case may be, is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (together with any other required forms and documents) in advance, through the withholding agent, to the relevant tax authority before payment of dividends. A standing proxy for a nonresident shareholder may provide the application services. See “Item 10. Additional Information—Memorandum and Articles of Incorporation—Common Stock—General”. With respect to ADSs, this reduced rate or exemption will be applicable to nonresident shareholders of ADSs if the Depositary or its agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends), together with certain other documents. To claim this reduced rate or exemption, nonresident shareholders of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the Depositary. A nonresident shareholder who is entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law mentioned above, or exemption therefrom, as the case may be, but fails to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if the nonresident shareholder is entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if the nonresident shareholder is entitled to an exemption under the applicable tax treaty), as the case may be, by complying with certain subsequent filing procedures. SMTH does not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

Gains derived from the sale outside Japan of shares of SMTH common stock or ADSs by a nonresident shareholder who is a portfolio investor are, in general, not subject to Japanese income tax or corporation tax.

Any deposits or withdrawals of shares of SMTH common stock by a nonresident shareholder in exchange for ADSs are, in general, not subject to Japanese income or corporation tax.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of SMTH common stock or ADSs from another individual as a legatee, heir or donee, even if the individual is not a Japanese resident.

Potential investors should consult with their own tax advisors regarding the Japanese tax consequences of the ownership and disposition of shares of common stock or ADSs in light of their particular situations.

U.S. Federal Income Tax Consequences

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the securities. This discussion applies only to a U.S. Holder that holds shares or ADSs as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding shares or ADSs as part of a hedge, straddle, wash sale, conversion transaction or integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own ten percent or more of our voting stock;

•	persons who acquired our shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding shares or ADSs in connection with a trade or business conducted outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Please consult your own tax adviser regarding the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of shares or ADSs in your particular circumstances.

As used herein, a “U.S. Holder” is a beneficial owner of shares or ADSs that is eligible for the benefits of the income tax treaty between the United States and Japan, or the Treaty, and is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder of ADSs will be treated for U.S. federal income tax purposes as the owner of the underlying shares represented by those ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary, or pre-release, or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, in respect of dividends received by certain non-corporate U.S. holders. Accordingly, the creditability of Japanese taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

This discussion assumes that SMTH is not, and will not become, a PFIC (as discussed below).

Taxation of Distributions

Distributions paid on shares or ADSs, other than certain pro rata distributions of shares or ADSs, will generally be treated as dividends to the extent paid out of SMTH’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because SMTH does not intend to maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 may be taxable at favorable rates, up to a maximum rate of 15%. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends. Dividends will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADSs, the depositary’s) receipt of the dividend. The amount of any dividend paid in Japanese yen will be the U.S. dollar amount of the dividend calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Any such gain or loss would generally be treated as U.S.-source ordinary income.

The amount of a dividend will include any amounts withheld by SMTH in respect of Japanese income taxes. Subject to applicable limitations, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Japanese income taxes withheld from dividends at a rate not exceeding any applicable Treaty rate will be creditable against the U.S. Holder’s U.S. federal income tax liability. A U.S. Holder may use foreign tax credits to offset only the portion of its U.S. federal income tax liability attributable to foreign-source income. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by SMTH generally will constitute “passive category income” (but, in the case of some U.S. Holders, may constitute “general category income”). The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including Japanese income taxes, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of Shares or ADSs

Gain or loss realized on the sale or other taxable disposition of shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the amount realised on the disposition and the U.S. Holder’s tax basis in the shares or ADSs disposed of, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

SMTH believes that it was not a PFIC for its taxable year ended March 31, 2011.

In general, a non-U.S. corporation will be a PFIC for any taxable year if (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For these purposes, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of such other corporation and received directly its proportionate share of the income of such other corporation. Passive income generally includes interest, dividends, rents, royalties and capital gains. However, under proposed Treasury regulations, income derived by foreign active banks from certain banking activities may be treated as nonpassive. Because there can be no assurance that these proposed regulations will be finalized in their current form and because SMTH’s PFIC status depends upon the composition of SMTH’s income and assets and the market value of SMTH’s assets from time to time, there can be no assurance that SMTH will not be a PFIC for any taxable year. If SMTH is a PFIC for any year during which a U.S. Holder holds its shares or ADSs, SMTH will generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which the holder holds its shares or ADSs, even if SMTH’s assets and income cease to meet the threshold requirements for PFIC status.

If SMTH were a PFIC for any taxable year during which a U.S. Holder held shares or ADSs, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before SMTH became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Further, to the extent that any distribution received by a U.S. Holder on its shares or ADSs exceeded 125% of the average of the annual distributions on the shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever was shorter, that distribution would be subject to taxation in the same manner as gain as described immediately above. Certain elections may be available that would result in alternative treatment, such as mark-to-market treatment of the shares or ADSs. However, SMTH does not intend to provide information necessary for U.S. Holders to make a “qualified electing fund” election, which is sometimes available to shareholders of a PFIC. U.S. Holders should consult their tax advisers regarding the PFIC rules and the availability of a mark-to-market election.

In addition, if SMTH were a PFIC in a taxable year in which it paid a dividend or in the prior taxable year, the reduced dividend rate discussed above with respect to dividends received by certain non-corporate U.S. Holders would not apply. If a U.S. Holder owned shares or ADSs during any year in which SMTH were a PFIC, the U.S. Holder would generally be required to file an annual report with respect to us with the holder’s federal income tax return for that year.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

DOCUMENTS ON DISPLAY

SMTH is a “foreign private issuer” and, under the rules adopted under the Exchange Act, is exempt from some of the requirements of the Exchange Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant shareholders under Section 16 of the Exchange Act.

SMTH is subject to reporting obligations under the Exchange Act, and any filings SMTH makes will be available via the website of the SEC, at http://www.sec.gov. You may also read and copy any reports, statements or other information filed by SMTH with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

You may also access information about SMTH through its website, which is http://www.smth.jp/en/index.html. The information contained in this website is not incorporated by reference into this annual report.

SMTH files annual and quarterly securities reports and other reports, in Japanese, under the FIEA with the applicable Local Finance Bureau in Japan. The information contained in our Japanese securities reports and other reports is not incorporated by reference into this annual report.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

SMTH Group

Basic Policies on Risk Management

We are working to improve our risk management system recognizing the importance of risk management to ensure the sound and stable management of the group as a whole and of each subsidiary within the group. Risk management is therefore one of our most important functions as a holding company. We categorize groupwide management risk factors into credit risks, market risks, fund management risks, operational risks and other risks, and manage each risk factor based on its particular attributes. The goal of our risk management is to properly handle the risks particular to each business or transaction, prevent the emergence of risks, and control risks even where they appear so that losses can be contained.

We have established for the group an integrated risk management system which serves as a framework for ascertainment of risks in a comprehensive manner and is intended to keep risks within limits appropriate for maintaining sound management. At the same time, we have a capital management system intended to provide a framework for assessment and control of capital adequacy levels, in light of the status of risks assumed, business strategies and other factors. We also promote the improvement and upgrading of both systems throughout the group.

Our financial risk management framework is developed primarily on the basis of financial information prepared in accordance with Japanese GAAP. However, quantitative analysis and information about risk set out below is presented based on amounts prepared in accordance with IFRS and, accordingly, are in some respects different from the financial information under Japanese GAAP used in our risk management practices.

Our risk management-related management structures and the roles and responsibilities of key individuals and departments are as follows:

•

Board of directors. Responsible for clarifying our management policies and strategic goals, for establishing risk management policies based on those strategic goals, for overall control over the establishment of appropriate risk management approaches and steps to ensure that those risk management policies are known groupwide.

•

Directors and officers in charge. Directors fully recognize the importance of risk management and officers in charge of risk management are responsible for reviewing specific policies and measures in preparing and establishing appropriate risk management approaches.

•

Risk management department. Accurately grasps risk conditions through risk management activities including risk identification, assessment, monitoring, control and reduction, and provides appropriate management against risk.

•	Internal audit department. Reviews the appropriateness and effectiveness of risk management approaches from a position which is independent of the departments involved in the execution of operations.

Group Risk Management System

Supervision of risk management is one of the most important functions of our holding company, which aims to improve and upgrade our risk management system by establishing Rules for Risk Management as a basic agenda for groupwide risk management and formulate policies and plans for each fiscal year with respect to risk management throughout the group.

We have a Risk Management Department to supervise overall risk management and monitor our risk status on a groupwide basis, and to supervise, manage and issue instructions to our subsidiary banks and asset management companies on the development of proper risk management systems. Additionally, the Compliance Department formulates groupwide policies and monitors the status of management and operations.

Our directors and those of our subsidiary banks and asset management companies duly recognize that risk management has a material impact on the achievement of our strategic targets, and the executive officers in charge of the risk management departments strive to accurately recognize their risk profiles and examine policies and specific measures, based on the source, type and characteristics of risks and methods, and the importance of risk management. The roles and responsibilities of these directors and executive officers in charge of the risk management departments are specified in the respective Rules for Risk Management.

Our board of directors obtains necessary information from our subsidiary banks and asset management companies, performs monitoring, appraisal and analysis of the risk status of the group, and carries out proper risk management.

An internal audit system is in place whereby the holding company determines policy improvements of the internal audit system for the entire group and carries out internal audits for each of its departments. In addition, the holding company supervises internal audit functions of our subsidiary banks and asset management companies and issues necessary instructions upon receipt of reports on audit results and the status of improvements carried out by those subsidiaries.

In order to carry out the risk management and compliance policies set by the holding company, our subsidiary banks and asset management companies have systems for proper risk management corresponding to the risk characteristics and compliance requirements of each business.

In the fiscal year ending March 31, 2012, we aim to flexibly and accurately respond to changes in our risk structure resulting from external environmental changes and the management integration, and develop a practical and efficient risk management system which leverages the strengths of both groups.

Some SMTH directors concurrently serve as directors at our subsidiary trust banks and are responsible for ensuring effective implementation of our business strategies. SMTH directors who do not also hold positions at subsidiaries supervise internal auditing and review functions in relation to our subsidiaries. Some SMTH corporate auditors also concurrently serve as auditors at our subsidiary trust banks. The majority of our corporate auditors are external corporate auditors.

CMTH Group

Methods of Integrated Risk Management and Capital Management

Integrated risk management system

Our integrated risk management system serves as a framework to foster sound management by keeping risks within appropriate limits. In integrated risk management, risks subject to management are classified into credit risk, market risk, liquidity risk, and operational risk (processing risk, system risk, legal risk, personnel risk and tangible asset risk). Management corresponding to each risk characteristic is performed while various risks are ascertained, appraised and managed comprehensively. The results of risk status-monitoring are reported on a monthly basis to the executive committee and the board of directors.

Capital allocation operations

We undertake capital allocation operations by allocating capital to each business division for its risks (credit risk, market risk and operational risk). The capital allocation plan is formulated by the holding company’s capital management department based on the risk status as determined through the integrated risk management system and the annual plan. Appropriateness of the capital allocation plan is verified by the risk management supervision department and decided on by the board of directors.

Each business division operates its business within its allocated risk capital (amount of required risk capital). The risk management supervision department on a monthly basis monitors the adherence to the allocated risk capital and the risk status, and reports to the executive committee and the board of directors.

The capital allocation plan is reexamined on a regular basis each quarter, and also whenever deemed necessary due to modifications to the business plan of any group companies or change in risk status, or as otherwise appropriate.

We calculate various management indices such as income or loss after deducting capital cost based on the capital allocated to each business division in order to utilize capital more effectively for efficient, risk-return-conscious operations of capital. In addition, we set indices for earnings after adjusting for risk, in consideration of capital cost associated with each product, including loans and marketable securities, and use these as benchmarks when undertaking new investments or loans.

Assessment of capital adequacy level, capital strategy

The capital management departments assess the level of capital adequacy from the viewpoint of soundness each time a capital allocation plan is formulated or reexamined, and reports to the executive committee and the board of directors.

Capital adequacy level assessment is based on the status of the capital adequacy ratio under Japanese banking regulations, the ratio of Tier I capital to capital, the results of verification of the appropriateness of the capital allocation plan and other factors. To verify the appropriateness of the capital allocation plan, appropriateness of the method of capital allocation the level at which capital can buffer against stress phenomena are simultaneously verified.

Moreover, based on the results of the assessment of the capital adequacy level, we formulate and carry out a capital strategy to provide goals for capital levels and policies for capital financing, and thereby make efforts to ensure an adequate financial base that corresponds to the risks.

Capital adequacy status

Our regulatory capital adequacy ratios are above the applicable 8% level for us, for Chuo Mitsui on a consolidated basis and non-consolidated basis, and for Chuo Mitsui Asset on a non-consolidated basis. In addition, Tier I capital accounts for at least 68% of regulatory capital at us, at Chuo Mitsui on a consolidated basis and on a non-consolidated basis, and at Chuo Mitsui Asset on a non-consolidated basis.

Under our capital allocation plan, against our regulatory capital of ¥1,119.3 billion (Tier I capital of ¥791.1 billion) as of March 31, 2011, the allocated risk capital (required risk capital) is ¥483.8 billion. As of March 31, 2011, risk capital used was ¥371.7 billion. In addition, we believe that the balance between allocated risk capital (required risk capital) and regulatory capital of about ¥635.5 billion as of March 31, 2011, is a sufficient level to provide a buffer against stress phenomena (such as economic recessions, drops in real estate prices and large price changes in equity markets).

Upgrading of integrated risk management and capital management systems

We regularly verify the scope of risk to be managed, risk measurement methods, capital allocation methods, capital adequacy level assessment methods and other information in order to improve the effectiveness of our integrated risk management and capital management, and we strive to improve and upgrade these systems.

Capital and Risk Capital

Prerequisite	Time Horizon	Confidence interval
Credit risk	1 year	99%
Market risk	Holding period corresponding to asset composition (1 year max.)	99%
Operational risk	1 year	99%

Business Continuity Management

We have an emergency response framework intended to ensure the execution of business operations in case of a disaster, system malfunction, pandemic or other event that might disrupt business operations, and we conduct drills on a regular basis. We have a backup office in case the head office is rendered unusable by a natural disaster.

In response to the 2009 influenza A pandemic, we set up a Joint Crisis Management Task Force and put in place a contingency plan and developed measures to prevent disease transmission and ensure continuity of business operations in the event of an expansion of the pandemic or mutation into a highly virulent virus.

We maintain the business continuity plan in order to sustain our business operations in the event of crisis.

Chuo Mitsui

Risk Management System

In order to build a proper risk management system in accordance with the risk management policies formulated by the holding company, the Chuo Mitsui board of directors established its Rules for Risk Management. This document sets out Chuo Mitsui’s basic rules for risk management, including the types of risk requiring attention, the techniques applied to hedge risk and the structure and authority for risk control, and regulations based on these rules detail the content of specific standards in each type of risk.

In relation to administrative structure, the executive committee, which falls under the authority of the board of directors, undertakes a variety of activities, including discussions about risk management policies prior to implementation and the determination of risk status. The executive committee also works to improve the business foundation by identifying bankwide risk and considering overall business administration. In addition, the Asset-Liability Management, or ALM, Committee, Investment and Credit Committee, and Asset Assessment Inspection Committee have been instituted to work on various management tasks while giving due consideration to risk management.

Chuo Mitsui has established management departments for each type of risk, and the Risk Management Department manages overall control, credit risk, market risk, liquidity risk and operational risk; the Operations Administration Department and other head office departments manage processing risks; the System Planning Department manages system risks; and the Legal Department manages legal risks; the Personnel Department manages personnel risks; and the General Affairs Department manages tangible asset risks.

The capital allocation plan and plans for reexaminations by the holding company are reported to Chuo Mitsui’s executive committee and board of directors, and each department that receives allocation of capital according to the plan engages in business operations in compliance with its allocated capital. The risk management supervision division monitors the status of compliance with the capital allocation plan, and if it is anticipated that a particular division’s risk exceeds or is likely to exceed the amount of capital allocated to the division, it promptly reports to the holding company and consults on measures for handling.

The risk management system set by the holding company has been added to the internal management plan formulated each fiscal year, and efforts have been made to further upgrade the system.

Credit Risk Management System

Basic Policies on Credit Risk and Scope of Targets Subject to Management

Credit risk is the risk of suffering losses due to a decrease or extinguishment of assets (including off-balance-sheet assets) as a result of deterioration of financial conditions of borrowers. Chuo Mitsui stipulates a basic framework for risk management in its Rules for Risk Management, in accordance with the risk management policies determined by the holding company, and provides specifics for credit risk management in its Rules for Credit Risk Management. In order to help maintain asset quality and make more unlikely the development of nonperforming assets, the target for credit risk management includes overall credit-related business including lending transactions, market transactions and off-balance-sheet transactions.

Chuo Mitsui uses the foundation internal credit rating-based approach for calculation of the credit risk weighted assets under Basel II.

Credit Risk Management System

In relation to credit risk management, the Risk Management Department performs management relating to transactions by sales departments and branches or consolidated subsidiaries, and supervises risk management at Chuo Mitsui on a consolidated basis. Each credit-related department performs management relating to market and other transactions. Based on the transaction form, characteristics and other factors of each credit-related business, all of the following systems and processes are stipulated: a rating system, a retail receivables management system, structured finance management, estimation of parameters, credit risk measurement, credit concentration risk management, asset assessment, verifications relating to rating systems, monitoring and reporting and risk assessment methods upon the introduction of new products and new business.

The Risk Management Department supervises and issues instructions on improvement and upgrading of risk management systems in collaboration with the responsible departments in each business for subsidiaries in order to improve the credit risk management system according to the scale and business characteristics of each subsidiary. The result is that credit management on a consolidated basis is managed essentially the same as that of the bank itself.

Credit Risk Management System

Credit Screening

The credit supervision division functions independently from business promotion divisions and controls the credit risk on each transaction, under the respective departmental authorities. A multifactor assessment is applied, one that stresses fund application, repayment capability and cash flow, as well as collateral status and corporate client profitability. For major loan assessments, the lending arrangements are presented to the Investment and Credit Committee, which consists of the president and related executives, where the primary objectives of loan and security investment are discussed at the executive level.

Credit Risk Management Methods

The risk management departments monitor the status of credit risk amounts and compliance status of the capital allocated to each credit-related business division by the holding company, and report the risk amount status to the executive committee and the board of directors on a monthly basis.

Calculations of credit risk amounts are performed in principle by Monte Carlo Simulation using estimated parameters based on an internal credit rating system.

Additionally, in order to eliminate excessive credit concentration extended to borrowers in a specific industrial sector, internal credit rating or corporate group, Chuo Mitsui sets a benchmark regarding lending limits to respective borrower companies and corporate groups, which if reached requires discussion with management on the direction needed to manage and control credit risk exposures. The risk management departments also monitor the credit balance status on a monthly basis, and report to the Investment and Credit Committee. If, based on monitoring, the credit balance exceeds the benchmark and thus requires discussion on direction, measures will be drafted, which include the target credit balance and safeguards against default, and discussions will be held at the management level. Monitoring is otherwise performed each quarter on the status of the balance and credit risk amounts by industrial sector, and reporting is made to the Investment and Credit Committee. In the case where the balance composition ratio and the credit risk amounts composition ratio by industry classification exceed a specified percentage for a specific industrial sector, future handling policies, including restriction of credit are submitted to the Investment and Credit Committee.

Chuo Mitsui takes initiatives to upgrade the credit portfolio management, or CPM, with measures such as the reduction of concentrated credit risk by flexibly purchasing or selling loan assets.

Credit Risk Management for Each Credit

For credit risk management of each credit, efforts have been made to improve the system with an internal credit rating system and case rating system for corporate borrowers, a pool management system for retail receivables and an asset assessment system for loans and other assets.

Internal credit rating system

Targeting all corporate borrowers, Chuo Mitsui uses an eleven-stage credit rating system, consisting of six normal grades (A, B+, B, C+, C, and C-), two caution grades (D1, D2), and three close observation or lower grades (D3, E and F), as an internal credit rating system linked to borrower classification in asset assessment, and activated for checking corporate borrowers and for measurement of credit risk using credit assessment and in-house models. An internal credit rating is assigned that takes into consideration the available, relevant and most current material information Chuo Mitsui can reasonably obtain.

Reassessments are done more than once per year and also in the event of the occurrence of a phenomenon with a material impact on the appraisal of the credit risk of the borrower. An internal credit rating is assigned by the sales department and branches, based on quantitative assessment by financial data and qualitative assessment by affiliate companies, actual asset appraisal and other factors, with corrections made using reference to factors such as external credit ratings. However, if the credit supervision division judges that a particular modification is necessary in light of the actual status of the borrower, a modified score is assigned and then the final internal credit rating is determined. Under this system, the credit risk management division verifies the rating assignment process and operational status on a regular basis to maintain its appropriateness.

Internal credit rating	Borrower Classification	Description of the grade
A
B+
B
C+	Normal	Normal
C
C-

D1	Caution	Caution
D2

D3	Close Observation
E	Possible Bankruptcy	Close observation or
F	Virtual or Legal Bankruptcy	lower

Chuo Mitsui’s borrower classifications are as follows:

Normal—Borrowers whose business prospects are favorable and whose financial position exhibits no particular problems.

Caution—Borrowers whose business condition is weak or unstable; or who are otherwise having some financial difficulties; or who have missed principal or interest payments. In this classification, borrowers are generally current in performing their obligations without significant delays and shortfalls. There are some borrowers whose principal and interest payments are past due or who are in deficit; however, no significant doubt is judged to exist about their ability to repay, considering the nature of industry, business prospects, cash flows, restructuring plan and financial support from others. Nevertheless, these borrowers require special attention on an on-going basis in view of their financial condition and business prospects. If there is more than insignificant doubt about the borrowers’ ability to repay, they will be downgraded.

Close observation—Borrowers whose business or financial condition is deteriorating or becoming unstable; or who are otherwise experiencing financial difficulties, and the lending conditions are relaxed such as reduced or suspended interest payments (renegotiated loans).

Possible bankruptcy—Borrowers whose bankruptcy is not currently imminent but for whom the eventuality of failure in the future is high because financial difficulty exists and a sufficient boost through a business improvement plan, for example, is not expected. This category includes borrowers receiving support from a financial institution or other backer.

Virtual bankruptcy—Borrowers that face serious financial difficulties and while they have not been declared legally bankrupt, but are substantially in the same condition of insolvency because of serious financial difficulties or because of a lack of prospects for successful restructuring. These borrowers have low prospects of future profitability and continued solvency because, among other reasons, their business and financial condition has significantly deteriorated, or some or all of their loans are past due.

Legal bankruptcy—Borrowers who have entered into bankruptcy proceedings, civil rehabilitation proceedings, corporate reorganization proceedings, special liquidation proceedings or similar proceedings, or whose bills are subject to suspension at the clearing house.

Not rated—Chuo Mitsui does not assign borrower classifications to certain financial instruments, including principally securitized financial assets such as asset backed securities and mortgage backed securities. Chuo Mitsui, however, monitors such securities using other available information, such as external ratings, performance, cash flows, underlying collaterals, level of subordination and other credit enhancement, etc., for credit risk management.

Case rating system

In order to set basic lending spread standards that are to be used as indexes for lending operations, a case rating system is employed for transactions relating to lending and acceptances and guarantees for corporate borrowers, in which hierarchical classifications are established as a result of adding the factors of duration of credit to the expected loss ratio. Assigning of case ratings is carried out when the sales department and branches perform lending procedures relating to the relevant receivables, and reconsideration is done in a timely and appropriate fashion.

Retail receivables management system

As a framework for the establishment and management of pool classifications that are subdivided in response to risk characteristics for retail receivables, the retail receivables management system has been introduced for credit assessment, as well as for measurement of credit risk. Allocation of retail receivables to pool classifications is carried out when a sales department or branch performs lending procedures relating to the relevant receivables. Under this system, the credit risk management division reexamines the allocation to pool classifications for all retail receivables on the basis of information registered in the system as of the end of March each year.

Asset assessment system

In the asset assessment system of Chuo Mitsui, Business Departments and branches perform the initial assessment, and responsible supervisory divisions such as the Credit Supervision Departments perform the secondary assessment, paying due attention to ensuring asset soundness. After undergoing an internal audit by the Internal Audit Department, the results are reported to the executive committee and the board of directors. Not only does asset assessment serve as a foundation for the creation of financial statements of Chuo Mitsui, it also functions as a device by which middle management can more accurately ascertain borrower-specific problems. When a borrower’s credit is in question, the borrower’s receivables are classified into “managed receivables” and “caution receivables” corresponding to the degree of credit risk, and future handling policies are formulated and then a follow-up is carried out under the instructions of the credit supervision division.

Problematic receivables management and other related matters

Chuo Mitsui has established a system by which, when a trigger phenomenon including arrearage or bankruptcy occurs, the Business Departments and branches report on the status to the credit supervision division and the credit risk management division so that any deterioration of credit risk can be promptly ascertained.

Moreover, based on the internal credit rating for each borrower, an “index spread” is determined that corresponds to the risk degree for each case, such as duration of credit and preservation status, and thus efforts are made to improve lending profitability.

Overview of Rating System and Retail Receivables Management System

With respect to corporate exposures, Chuo Mitsui has prepared four internal credit rating systems in response to the probability of borrower default: “corporation credit rating system”, “sovereign credit rating system”, “financial institution credit rating system” and “proprietorship credit rating system”. Chuo Mitsui also has a “case rating system,” which is a rating system that takes into account the expected loss ratio and other factors relating to receivables. For specialized lending, Chuo Mitsui has developed three internal credit rating systems that take into account the expected loss ratio and other factors relating to of receivables, which are “project finance credit rating system,” “vessel and aircraft credit rating system,” and “real estate asset finance credit rating system”. Chuo Mitsui has a “retail receivables management system” for its retail exposure.

On individual systems

•

“Corporation credit rating system” is a system for general corporations wherein a model relating to quantitative assessment based on financial data is built for each industry, and, upon adding a qualitative assessment and an assessment under external ratings, Chuo Mitsui assigns an internal credit rating; for non-profit organizations, Chuo Mitsui assigns a rating by emphasizing qualitative information including purpose of foundation and founding entity.

•	“Sovereign credit rating system” assigns internal credit ratings, using external ratings and other information relating to the central government as primary factors.

•	“Financial institution credit rating system” assigns internal credit ratings taking into consideration quantitative and qualitative information, using external ratings as primary factors.

•	“Proprietorship credit rating system” assigns internal credit ratings, using scoring models based on tax declaration documents and other information.

•	“Case rating system” assigns internal credit ratings by adding loan period and other factors to the expected loss ratio.

•

“Project finance credit rating system” assigns internal credit ratings by taking into consideration the DSCR (debt service coverage ratio: the ratio of cash flow to amount of payment of principal and interest) of the subject party and factors particular to the subject project.

•

“Vessel and aircraft finance credit rating system” assigns internal credit ratings by taking into consideration the DSCR of the subject party and factors particular to the subject vessels and aircraft.

•	“Real estate asset finance credit rating system” assigns internal credit ratings based on the LTV (loan to value: the ratio of loans to projected disposable amount of collateral) of the subject party.

•	“Retail receivables management system” determines pool classification corresponding to the risk characteristics of the borrowers, transaction risk characteristics, overdue status and other factors.

In each of the abovementioned systems, the internal credit rating and pool classification are reexamined more than once per year, and for procedures for assigning the rating and allocation to pool classifications, Chuo Mitsui stipulates that the risk management division verify the process and operational status on a regular basis and maintain appropriateness of the system.

Estimation of parameters

Relevant to the estimation of parameters, Chuo Mitsui estimates probability of default, or PD, of corporate exposures, and PD, loss given default, or LGD, and exposure at default, or EAD, of exposure oriented to retail.

Regarding the estimation, based on internal results data, if there is an insufficiency or inconsistency in the data, conservative and appropriate modifications are added using reasonably available information and methods. Estimated value is reexamined once per year; however, if the estimated value is judged not to be in conformance with the actual situation due to a drastic change of external surroundings or other factors, parameters will be modified even during the term.

Status of use of each system and parameter estimated value

Chuo Mitsui utilizes the rating system and the retail classification management system in credit assessment and supervision. Case rating is used as a basic factor in the case of setting a lending spread standard, or index spread, that will be the index for lending operations. Balances by internal credit ratings for Chuo Mitsui’s are reported to the executive committee every three months and used for portfolio management.

Moreover, estimated PD by internal credit rating, PD and LGD estimated for each retail pool classification and other parameters are utilized for measurement and capital allocation of credit risks.

Verification of each system and estimation of parameters value

Verification relating to the appropriateness of the hierarchy, the PD standard and other elements of the rating system is carried out more than once per year. Verification relating to the significance and homogeneity of pool classification and other attributes of pool classifications relating to retail exposure is also carried out more than once per year. With respect to verification of estimation of parameters, verification such as back testing relating to the estimated parameter value is carried out more than once per year.

If a discrepancy between the estimated value and actual value arises in back testing or if there is any problem in another verification, the factors in that discrepancy or problem are analyzed, and when necessary, Chuo Mitsui considers reexamining the estimation logic for the parameters and the rating system.

Credit Risk Mitigation Measures

Chuo Mitsui sets rules regarding credit risk reduction methods, such as collateral or guarantees in the Rules of Loan and Related Matters, to determine basic policies, procedures and managerial obligations with regard to loans.

Collateral

Collateral is classified into types as deposit collateral, commercial bills, securities, real estate, assignment of obligation, pledge of obligation, and other movables and immovables, and management methods are determined respectively. Chuo Mitsui also has assessment methods in response to collateral characteristics in the assessment of collateral, and rules and manuals for reexamination of assessments.

With respect to assessment method, assessment rates for collateral are set for respective types of collateral, and, especially for real estate collateral, assessment rates have been reexamined on the basis of past collateral sales records. Assessments of marketable securities are reexamined each month and the ratio to the loan is checked.

Moreover, procedures to confirm whether the collateral settlor has lawful title so that the collateral subject to acquisition can be an effective means of preservation, and whether the collateral is perfected by execution of agreements on registration upon acquisition of collateral, are obligatory when advancing a loan. Upon acquisition of collateral, its effectiveness and marketability is carefully judged and assessed, for example, by considering whether there is excessive concentration in the names on collateral share certificates.

Guarantees

For guarantees, Chuo Mitsui prescribes procedures with corporations (primarily parent companies), credit guarantee associations, guarantee companies and individuals as primary guarantors. For lending, Chuo Mitsui confirms whether the guarantor has funds and is a competent person with high creditworthiness, and assigns an internal credit rating to all corporate guarantors, as used for lending, to assess creditworthiness.

If a guarantor in lending oriented to a corporation is a parent company or a subsidiary of the primary debtor, the guarantor and primary debtor are managed as a unit of the same corporate group, and, in the case of a guarantee from a party that has a personnel or capital connection with the primary debtor, the guarantor is managed as included in the relevant corporate group, and excessive credit concentration risk is managed through monitoring.

With respect to guarantees for lending to individuals, guarantees by consolidated subsidiaries of Chuo Mitsui account for about 80% thereof, and the greater part of this lending is housing loans with mortgages. As for the remainder of guarantees, about 10% is guaranteed by corporations and several percent is by individuals, and management believes there is no excessive risk concentration.

Offset

Offset procedures for deposits are performed after ensuring legal effectiveness under the Civil Law and Bank Transaction Agreement, etc., as executed between borrowers and Chuo Mitsui. Moreover, as for the status of lending and balance of deposits, deposit status is individually checked at the time of lending in response to the balance of lending, and deposit status for each company is ascertained on a daily basis.

Netting

For application of bilateral netting agreements to be legally effective, Chuo Mitsui obtains a legal opinion under the laws of the country where the counterparty is established or located (countries where overseas branch offices of the counterparty are located) for the transaction type prescribed under International Swap and Derivatives Association, or ISDA, master agreements, or other applicable agreement, by which it judges the legal effectiveness.

Counterparty Risk of Derivative Products Transactions and Long-term Settlement Period Transactions

With respect to counterparty risks of derivative products transactions, based on the credit equivalents arrived at by adding future latent exposure (notional principal amounts multiplied by add-on) to the cost of executing an agreement with the same cash flow as of that point with a third-party (replacement cost), credit risk management is performed as follows:

Asset assessment

As the relevant risk is subject for asset assessment, credit risk management is performed through asset assessment implemented on each fiscal term (including quarterly and interim periods).

Credit risk management

For credit risk of derivative products transactions, Chuo Mitsui conducts monitoring on the status of credit risk amounts and compliance status with allocated capital amounts in the same way as for lending operations. Monitoring of credit concentration status is carried out together with loans, as a subject of management of credit concentration risk.

Amount posted as assets

The amount of the positive replacement cost of derivative product transactions multiplied by the expected loss ratios is deducted from the replacement cost as the credit risk correction amount and then the remainder of the amount is posted as assets.

CMTH Group’s Risk Exposures

CMTH Group’s credit exposures and market exposures are as follows.

Impairment and Provisioning Policies

The internal and external rating systems of Chuo Mitsui focus on expected credit losses—that is, taking into account the risk of future events giving rise to losses. In contrast, impairment losses are recognized for financial reporting purposes only for losses that have been incurred at the reporting date based on objective evidence of impairment. Due to the different methodologies applied, the amount of incurred credit losses recognized in the consolidated financial statements is usually lower than the amount determined from the expected loss model that is used for internal operational management and banking regulation purposes.

The table below shows the on- and off-balance sheet exposures of, and the associated impairment losses for each of, the internal credit rating categories at March 31, 2011. For on-balance sheet financial assets, credit risk exposure indicates the gross amount after deducting any impairment losses recognized in accordance with IAS 39. Impairment losses in the table below include both life-to-date direct charge-off impairment and impairment allowance.

For financial reporting purposes, other than the individually significant financial assets of which objective evidence of impairment exists and which are individually assessed for impairment, financial assets are collectively evaluated for impairment.

For the assets collectively evaluated for impairment, the loss is measured based on the historical loss experience adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.

	At March 31, 2011
	Credit risk exposure	Impairment losses
	(Millions of yen)
Normal	¥12,651,545	¥24,158
Caution	388,465	8,659
Close observation or lower	108,208	50,214
Not rated(1)	134,014	37

On-balance sheet items total	13,282,232	83,068
Off-balance sheet items(2) total	856,614	—

Total	¥14,138,846	¥83,068

Notes:

(1)	Mainly securitized financial assets such as asset-backed securities and mortgage-backed securities.
(2)	Including items not shown in the consolidated financial position.

Maximum Exposure to Credit Risk Before Collateral Held or Other Credit Enhancements

Credit risk exposures relating to on-balance sheet items are as follows:

At March 31, 2011
(Millions of yen)
Cash and deposits with banks	¥519,119
Call loans	7,859
Cash collateral on securities borrowed and reverse repurchase agreements	9,378
Financial assets held for trading other than derivatives(1)	24,277
Derivative financial assets	198,510
Financial assets designated at fair value through profit or loss(1)	37,565
Investment securities—debt securities(1)	1,563,069
Loans and advances	9,550,589
Assets pledged as collateral(1)	1,184,734
Other assets	187,132

Total	¥13,282,232

Note:

(1)	Amounts presented above wholly consist of debt securities.

In accordance with IFRS7, credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The amounts in the table shown above include only assets with exposures to credit risk and, accordingly, exclude investment securities—equity securities, which are not exposed to the credit risk, as defined.

Credit risk exposures relating to off-balance sheet items are as follows:

At March 31, 2011
(Millions of yen)
Financial guarantees	¥13,880
Loan commitments and other credit-related obligations—individual	116,482
Loan commitments and other credit-related obligations—corporate	726,252

Total	¥856,614

The above tables represent our maximum credit risk exposures, which indicate the gross amount after deducting any impairment losses recognized in accordance with IAS 39, as of March 31, 2011 and do not take into account any collateral held or other credit enhancements attached. As shown above, 72% of the total maximum exposures of on-balance sheet items is derived from loans and advances as of March 31, 2011. 12% of the total maximum exposures relating to on-balance sheet items is derived from investment securities-debt securities as of March 31, 2011.

The table below provides the comparison analysis of on-balance sheet items above based on the internal credit rating at March 31, 2011.

	As March 31, 2011
	Normal	Caution	Close observation or lower	Not rated	Total
	(Millions of yen)
At March 31, 2011
Cash and deposits with banks	¥519,119	¥—	¥—	¥—	¥519,119
Call loans	7,859	—	—	—	7,859
Cash collateral on securities borrowed and reverse repurchase agreements	9,378	—	—	—	9,378
Financial assets held for trading other than derivatives	24,277	—	—	—	24,277
Derivative financial assets	198,096	411	3	—	198,510
Financial assets designated at fair value through profit or loss	9,328	28,237	—	—	37,565
Investment securities—debt securities	1,450,138	15,643	—	97,288	1,563,069
Loans and advances	9,105,527	342,259	102,803	—	9,550,589
Assets pledged as collateral	1,184,734	—	—	—	1,184,734
Other assets	143,089	1,915	5,402	36,726	187,132

Total	¥12,651,545	¥388,465	¥108,208	¥134,014	¥13,282,232

Concentration of Risks of Financial Assets with Credit Risk Exposure

Geographical Sectors

The following table shows our credit exposures at their carrying amounts at March 31, 2011 without taking into account any collateral held or other credit support, categorized into geographical regions where counterparties or borrowers are located.

	At March 31, 2011
	Japan	United States	Other	Less Impairment allowance	Total
	(Millions of yen)
On-balance sheet items
Cash and deposits with banks	¥506,704	¥8,338	¥4,077	¥—	¥519,119
Call loans	7,859	—	—	—	7,859
Cash collateral on securities borrowed and reverse repurchase agreements	9,378	—	—	—	9,378
Financial assets held for trading other than derivatives	24,277	—	—	—	24,277
Derivative financial assets	44,971	44,810	108,729	—	198,510
Financial assets designated at fair value through profit or loss	37,565	—	—	—	37,565
Investment securities—debt securities	1,066,201	161,516	335,352	—	1,563,069
Loans and advances	9,423,153	14,327	170,258	57,149	9,550,589
Assets pledged as collateral	507,735	575,274	101,725	—	1,184,734
Other assets	175,053	10,806	2,148	875	187,132

Total	¥11,802,896	¥815,071	¥722,289	¥58,024	¥13,282,232

	At March 31, 2011
	Japan	United States	Other	Total
	(Millions of yen)
Off-balance sheet items
Financial guarantees	¥13,861	¥—	¥19	¥13,880
Loan commitments and other credit-related obligations—individual	116,482	—	—	116,482
Loan commitments and other credit-related obligations—corporate	724,714	582	956	726,252

Total	¥855,057	¥582	¥975	¥856,614

Note:	Principal operations are in Japan and credit exposures predominantly rest with the counterparties in Japan. However, these domestic counterparties are well diversified across a variety of industry sectors and the credit risk concentration has been mitigated.

Industry Sectors

The following table shows our credit exposures at their carrying amounts at March 31, 2011 without taking into account any collateral held or other credit support, categorized into industry sector. In the table below, credit risk exposures by industry sectors indicate the amount after deducting life-to-date direct charge-off impairment.

	At March 31, 2011
	Domestic
	Corporate					Individual
	Manufac- turing	Government and public	Banks and financial institutions	Real estate	Other industries	Housing loans	Other loans	Total domestic	Overseas	Less impairment allowance	Total
	(Millions of yen)
On-balance sheet items
Cash and deposits with banks	¥—	¥—	¥506,704	¥—	¥—	¥—	¥—	¥506,704	¥12,415	¥—	¥519,119
Call loans	—	—	7,859	—	—	—	—	7,859	—	—	7,859
Cash collateral on securities borrowed and reverse repurchase agreements	—	—	9,378	—	—	—	—	9,378	—	—	9,378
Financial assets held for trading other than derivatives	1,997	315	—	—	21,965	—	—	24,277	—	—	24,277
Derivative financial assets	1,551	—	39,238	1,811	2,371	—	—	44,971	153,539	—	198,510
Financial assets designated at fair value through profit or loss	28,237	—	—	—	9,328	—	—	37,565	—	—	37,565
Investment securities—debt securities	3,651	929,872	8,802	8,739	115,137	—	—	1,066,201	496,868	—	1,563,069
Loans and advances	951,817	6,041	1,730,383	1,195,351	1,780,327	3,571,398	187,836	9,423,153	184,585	57,149	9,550,589
Assets pledged as collateral	—	507,735	—	—	—	—	—	507,735	676,999	—	1,184,734
Other assets	3,989	3,795	125,253	18,060	8,712	14,482	762	175,053	12,954	875	187,132

Total	¥991,242	¥1,447,758	¥2,427,617	¥1,223,961	¥1,937,840	¥3,585,880	¥188,598	¥11,802,896	¥1,537,360	¥58,024	¥13,282,232

	At March 31, 2011
	Domestic
	Corporate					Individual
	Manufac- turing	Govern- ment and public	Banks and financial institutions	Real estate	Other industries	Housing loans	Other loans	Total domestic	Overseas	Total
	(Millions of yen)
Off-balance sheet items
Financial guarantees	¥631	¥—	¥—	¥—	¥13,105	¥63	¥62	¥13,861	¥19	¥13,880
Loan commitments and other credit related obligation—individual(1)	—	—	—	—	—	44,181	72,301	116,482	—	116,482
Loan commitments and other credit related obligations—corporate	301,565	—	79,167	75,567	268,415	—	—	724,714	1,538	726,252

Total	¥302,196	¥—	¥79,167	¥75,567	¥281,520	¥44,244	¥72,363	¥855,057	¥1,557	¥856,614

Note:

(1)	The amount of home-backed card loans is included in “Housing loans”.

Loans and Advances

Our loans and advances at March 31, 2011 are summarized as follows:

At March 31, 2011
(Millions of yen)
Neither past due nor impaired(1)	¥9,441,549
Past due but not impaired(1)	36,046
Impaired	130,143

Amount before deducting impairment allowance	9,607,738
Less: impairment allowance
Normal	23,712
Caution	6,097
Close observation or lower	27,340

Net	¥9,550,589

Note:

(1)	These balances are classified as normal or caution and are assessed for collective impairment.

Loans and Advances Neither Past Due Nor Impaired

The credit quality of the portfolio of loans and advances that are neither past due nor impaired can be assessed by reference to the internal credit rating system. Loans and advances neither past due nor impaired as of March 31, 2011 are as follows:

	Loans and advances
	Individual	Corporate	Amount before deducting impairment allowance
	(Millions of yen)
At March 31, 2011
Normal	¥3,657,779	¥5,447,825	¥9,105,604
Caution	21,689	314,256	335,945

Total	¥3,679,468	¥5,762,081	¥9,441,549

Note: Loans and advances classified as normal and caution are assessed for collective impairment.

Loans and Advances Past Due but Not Impaired

Late processing and other administrative delays on the side of the borrower can lead to a financial asset being past due but not impaired. Loans and advances less than 90 days past due are not usually considered impaired, unless other information is available to indicate the contrary. Loans and advances that are past due but not impaired as of March 31, 2011 are as follows:

	Loans and advances
	Individual	Corporate	Amount before deducting impairment allowance
	(Millions of yen)
At March 31, 2011
Past due up to 30 days	¥27,099	¥847	¥27,946
Past due 30-60 days	5,389	418	5,807
Past due over 60 days	2,250	43	2,293

Total	¥34,738	¥1,308	¥36,046

Normal	23,220	415	23,635
Caution	11,518	893	12,411

Total	¥34,738	¥1,308	¥36,046

Note: Loans and advances classified as normal and caution are assessed for collective impairment.

Upon initial recognition of loans and advances, the fair value of collateral is determined based on valuation techniques commonly used for the corresponding assets. Collateral mainly include real estate, listed equity securities and customer deposits. In subsequent periods, the fair value is assessed by reference to the appraisal value, market price or redeemable amount, as deemed appropriate.

The fair value of collateral for loans and advances to corporate is ¥1,039 million at March 31, 2011.

With regard to loans to individuals, the fair value of collateral is monitored only for loans that are individually determined to be impaired. It is not practical to disclose the fair value of collateral for loans to individuals past due but not impaired.

Loans and Advances Impaired

Loans and advances impaired as of March 31, 2011 are as follows:

	Loans and advances
	Individual	Corporate	Amount before deducting impairment allowance
	(Millions of yen)
At March 31, 2011
Carrying amount	¥45,028	¥85,115	¥130,143
Fair value of collateral	31,092	25,128	56,220

The impaired loans and advances to clients before taking into consideration the amounts estimated to be collectible from collateral held is ¥130,143 million at March 31, 2011. The carrying amount represents the outstanding loans and advances after charge-off against the related allowance for impairment. Charge-offs occur after all the necessary procedures have been completed and the amount of the loss has been determined.

Loans and Advances Renegotiated

Restructuring activities include waiver of all or part of the debt, suspension of and deferral of repayments, and modification of the payment terms, which may be agreed upon with the borrower, or may be reflected in the restructuring plans prepared by management or proposed by third-party creditors. Restructuring policies and practices are based on indicators or criteria that, in the judgment of the management, indicate that payment will most likely continue. These policies are kept under continuous review. Restructuring is most commonly applied to term loans—in particular to corporate loans. In the majority of cases, restructuring results in the loans and advances continuing to be impaired. Impaired losses are generally recognized in profit or loss as a difference between the carrying amounts of loans and advances and the present value of estimated cash flows based on the terms and conditions in the restructuring agreement, discounted at the original effective interest rate. Subsequently, interest income is recognized using the effective interest rate with which estimated cash flows are discounted in measuring impairment. As a renegotiation will often lead to a new agreement, renegotiated loans and advances, which resulted in non-impaired after restructuring but would otherwise have been categorized as past due or impaired, are ¥5,705 million at March 31, 2011.

Debt Securities

The table below presents an analysis of debt securities based on S&P’s rating classification or their equivalent as of March 31, 2011.

	Financial assets held for trading other than derivatives	Financial assets designated at fair value through profit or loss	Investment securities	Assets pledged as collateral	Total
	(Millions of yen)
At March 31, 2011
AAA to AA-	¥315	¥—	¥1,200,705	¥1,184,734	¥2,385,754
A+ to A-	19,975	—	280,091	—	300,066
BBB+	2,995	—	46,154	—	49,149
BBB to BBB-	—	2,227	12,538	—	14,765
Lower than BBB-	992	35,338	23,581	—	59,911
Not rated	—	—	—	—	—

Total	¥24,277	¥37,565	¥1,563,069	¥1,184,734	¥2,809,645

Repossessed Collateral

Any properties repossessed are made available for sale in an orderly and timely fashion, with any proceeds realized being used to reduce or repay the outstanding loan. CMTH Group does not use repossessed assets in its operations. Assets obtained are normally sold, generally at auction, or realized in an orderly manner for the maximum benefit of CMTH Group, the borrower and the borrower’s other creditors in accordance with the relevant insolvency regulations.

Impairment of Financial Assets

The following table provides summarized information regarding impairment as of March 31, 2011.

	At March 31, 2011
	Gross amount	Impairment losses	Carrying amount
	(Millions of yen)
Investment securities—equity securities	¥833,238	¥215,135	¥618,103
Investment securities—debt securities	1,565,680	2,611	1,563,069

Total investment securities	2,398,918	217,746	2,181,172
Loans and advances	9,629,893	79,304	9,550,589
Other assets	241,651	5,923	235,728

Total	¥12,270,462	¥302,973	¥11,967,489

Impairment losses in the table above includes both life-to-date direct charge-off impairment and allowance for impairment. Certain collateral is maintained that can be applied against potential losses arising from impaired assets. The collateral mainly consists of deposits, commercial bills, securities, and real estate.

Market Risk

Market Risk Management System Basic Policies on Market Risk Management

Market risk is the possibility that the value of assets and liabilities will fluctuate with changing interest rates, foreign exchange rates, the price of marketable securities, and other market factors, and thereby cause losses.

Chuo Mitsui in its Rules for Risk Management sets the basic framework for risk management and provides specifics of market risk management, in accordance with the risk management policies determined by the holding company. The target of market risk management includes foreign exchange and interest rate transactions in trading operations, as well as bond portfolios, funds, cross-holding shares and other factors in banking operations.

Market Risk Management System

In regard to market-related transactions, the front office divisions execute transactions, while the back office division confirms the content of these transactions, and the middle office division controls the market risk. Each office category is independent of the others, creating a crosscheck structure. At Chuo Mitsui, the Risk Management Department—as the middle office division—performs monitoring and reporting of overall market risks on a daily basis. This department is also responsible for preparing proposals and supervising market analysis operations that improve market risk management skills at Chuo Mitsui.

Market Risk Management Method

For market risk management, Chuo Mitsui utilizes Value at Risk, or VaR, which is defined as a maximum loss of the total exposure, within 1% probability. VaR is calculated using the historical simulation method, based on market historical data.

Market risk at Chuo Mitsui is contained through the efforts of the middle office division, which monitors risk status and ensures compliance to the risk capital amount set by the holding company as the upper limit of market risk assumed. Reports are sent daily to the assigned executive officer.

Chuo Mitsui maintains a structure intended to avert potential risks before they otherwise become obvious. Alarm points and loss limits have been set to prevent the expansion of losses following a bad turn in market trading, and the middle office division tracks profits and losses.

Chuo Mitsui also executes stress tests, which assume radical price swings that have actually occurred in the market over the past 20 years, and uses the results for verification of the appropriateness of the holding company’s capital allocation plans. As a supplementary measure, Chuo Mitsui performs back tests, which compare VaR against profit or loss, to ascertain the validity of VaR-based risk measurements.

An example of back testing on trading transactions follows.

Assumptions for calculation of VaR

Time horizon: 1 day

Probability of loss: 1%

Observation period: April 1, 2010 to March 31, 2011 (245 business days)

VaR trading transactions in the fiscal year ended March 31, 2011 moved within a range of roughly ¥10 million to ¥730 million, and out of 245 business days, daily losses never exceeded the VaR. Chuo Mitsui’s VaR assumes probability loss of 1%.

VaR Summary

		At year end	Average	High	Low
		(Billions of yen)
For the fiscal year ended March 31, 2011
Trading book	Interest rate risk/Foreign exchange risk	¥0.1	¥0.7	¥2.3	¥0.0
	Equity risk/Other risk	—	—	—	—
Banking book	Interest rate risk/Foreign exchange risk	51.2	41.8	54.3	31.3
	Equity risk/Other risk	161.2	158.2	183.6	129.0

For the fiscal year ended March 31, 2010
Trading book	Interest rate risk/Foreign exchange risk	0.0	0.7	2.2	0.0
	Equity risk/Other risk	—	—	—	—
Banking book	Interest rate risk/Foreign exchange risk	45.1	43.4	56.7	34.4
	Equity risk/Other risk	178.6	183.8	207.9	162.6

VaR is calculated with a 99% confidence level and for a holding period depending on each of the financial instruments and underlying risk factors, but with a one-year maximum.

With respect to unquoted equities, such as unlisted equity securities, transactions are not observable with sufficient frequency and the reliable market data particular to CMTH Group’s portfolio is rarely available to factor into the market risk measurement using VaR. Therefore, CMTH Group does not include unquoted equities in the market risk analysis through VaR, but performs sensitivity analysis. Management monitors movements of unquoted equity market risk by assessing the expected changes in the fair value of unquoted equities due to movements in the parameter depending on valuation techniques applied for each product for its valuation process, such as expected future cash flows or market multiples. The following table shows the impacts on profit or loss for the year and other comprehensive income affected by changes in relevant parameters at March 31, 2011 and 2010.

	At March 31,
	2011		2010
	Profit (loss)	Other comprehensive income (loss)	Profit (loss)	Other comprehensive income (loss)
	(Millions of yen)
Parameter increase 10%	¥11,053	¥9,589	¥10,227	¥11,950
Parameter decrease 10%	(14,339)	(6,188)	(10,729)	(11,332)

Concentration of Risks of Financial Assets with Market Risk Exposure

Equity Price Risk

We are exposed to the effects of fluctuations in prevailing equity prices. The table below summarizes exposure to equity price risk at March 31, 2011. Included in the table are equity instruments at carrying amounts, categorized by industry sectors.

	Financial assets designated at fair value through profit or loss		Investment securities
	Listed	Unlisted	Listed	Unlisted	Total
	(Millions of yen)
At March 31, 2011
Manufacturing	¥—	¥—	¥274,613	¥11,010	¥285,623
Transportation	—	—	54,866	3,358	58,224
Real estate	—	—	46,508	12,647	59,155
Service	—	—	10,105	6,291	16,396
Wholesale and retail	—	—	55,362	3,988	59,350
Banks and financial institutions	—	—	12,674	31,094	43,768
Other industries	7,093	49,203	34,862	30,196	121,354
Overseas	—	29,396	—	30,529	59,925

Total	¥7,093	¥78,599	¥488,990	¥129,113	¥703,795

Foreign exchange risk

We are exposed to the effects of fluctuations in the prevailing foreign currency exchange rates. Limits are set on the maximum level of exposure for both overnight and intra-day positions, which are monitored daily. The table below summarizes the exposure to foreign currency exchange rate risk at March 31, 2011. Included in the table are the financial instruments at carrying amounts, categorized by currency, and the financial instruments at amount after deducting life-to-date direct charge-off impairment.

	Japanese yen	U.S. dollars	Other	Less: Impairment allowance	Total
	(Millions of yen)
At March 31, 2011
Assets
Cash and deposits with banks	¥471,419	¥41,392	¥6,308	¥—	¥519,119
Call loans	7,859	—	—	—	7,859
Cash collateral on securities borrowed and reverse repurchase agreements	9,378	—	—	—	9,378
Financial assets held for trading other than derivatives	24,277	—	—	—	24,277
Derivative financial assets	79,377	91,178	27,955	—	198,510
Financial assets designated at fair value through profit or loss	106,003	16,471	783	—	123,257
Investment securities—equity securities	617,805	173	125	—	618,103
Investment securities—debt securities	1,378,923	157,486	26,660	—	1,563,069

Total investment securities	1,996,728	157,659	26,785	—	2,181,172
Loans and advances	9,469,724	131,329	6,685	57,149	9,550,589
Assets pledged as collateral	507,735	575,274	101,725	—	1,184,734
Other assets	225,047	11,321	235	875	235,728

Total assets	¥12,897,547	¥1,024,624	¥170,476	¥58,024	¥14,034,623

Liabilities
Deposits	9,581,667	19,614	1,503	—	9,602,784
Call money	253,000	98,957	—	—	351,957
Cash collateral on securities lent and repurchase agreements	496,712	560,744	104,197	—	1,161,653
Derivative financial liabilities	73,262	85,667	29,139	—	188,068
Financial liabilities designated at fair value through profit or loss	2,533	—	—	—	2,533
Due to trust accounts	16,257	—	—	—	16,257
Due to investors of trust accounts	1,288,328	—	—	—	1,288,328
Debt securities issued	201,479	64,777	—	—	266,256
Borrowings	683,918	—	—	—	683,918
Other liabilities	95,074	26,866	—	—	121,940

Total liabilities	¥12,692,230	¥856,625	¥134,839	¥—	¥13,683,694

Off-balance sheet items
Financial guarantees	13,238	623	19	—	13,880
Loan commitments and other credit related obligations—individual	116,482	—	—	—	116,482
Loan commitments and other credit related obligations—corporate	724,190	2,062	—	—	726,252
Commitments to invest in partnerships	7,825	5,501	302	—	13,628

Total of off-balance sheet items	¥861,735	¥8,186	¥321	¥—	¥870,242

Liquidity Risk Management

Liquidity risk is twofold. In a cash-flow sense, liquidity risk bears the potential for losses when a financial institution is unable to secure necessary funds, due to a poor financial position, or when a financial institution is forced to acquire funds at much higher interest rates than usual. In a market sense, liquidity risk may precipitate losses when market turmoil impedes a financial institution’s ability to complete transactions, or compels a financial institution to fulfill transactions at prices noticeably more disadvantageous than usual. On the cash-flow front, Chuo Mitsui establishes guidelines, particularly for cash gaps, and monitors adherence to these standards to control liquidity risk. Chuo Mitsui also facilitates flexible, bankwide responses through the preparation of contingency plans, which orchestrate measures to be invoked in times of emergency. Chuo Mitsui strives to improve the accuracy of the identification of cash flow risk by having the Risk Management Department handle risk management for the Treasury Department, which is responsible for controlling cash flow risk. On the market front, trading limits are set for each type of transaction, based on such factors as market scale. The Risk Management Department monitors compliance conditions to keep amounts within the assigned limits as the middle office division.

ALM

In regard to ALM, the Corporate Planning Department carries out overall supervision of ALM operations, and the Risk Management Department is responsible for management and analysis relating to ALM, such as monitoring of interest rate risk.

An ALM Committee integrally manages the flexible operations of market-related business based on interest rate trends or various types of hedge operations, and meets monthly or more frequently to deliberate on matters regarding ALM. At the ALM Committee, asset and liability status, market risk and cash flow risk situations and other related matters are reported along with discussion on investment policies for bonds and stock, capital plan formulation, and hedge operation implementation and other matters.

For implementation of multi-dimensional risk monitoring, Chuo Mitsui uses such methods as gap analysis by maturity ladder on interest rate change period basis, interest rate sensitivity analysis by basis point value, or BPV, periodical profit and loss simulation analysis based on multiple interest rate scenarios, present value fluctuation analysis under interest rate shock relating to the outlier standards as the ALM method.

Maturity Gap

Method of ascertaining interest rate risk by sorting assets and liabilities in contract units by interest rate change period and looking at the difference (gap) between assets and liabilities in each particular period.

BPV

Method of ascertaining interest rate risk for assets and liabilities by the amount of volatility in current value when interest rate yield curves shift in parallel by 0.01%.

Periodic Profit and Loss Simulation

Method of ascertaining the degree of impact on periodic profits and losses due to interest rate volatility with assumptions that include future balance, spread, and applicable interest rate, based on certain interest rate scenarios.

Interest Rate Risk Relating to Outlier Standards

Method of ascertaining interest rate risk of assets and liabilities by the amount of change in present value under interest rate shock based on the range of past interest rate volatility, and of ascertaining the level of interest rate risk amounts using the ratio to capital (Tier I + Tier II).

Assumptions in calculation of the amount of interest rate risk relating to the outlier standards are as follows:

•

Interest rate shock. For the yen and dollar, 99 percentile value and 1 percentile value of interest rate fluctuation measured within a period of holding of 1 year and a period of observation of 5 years, and for other currencies, interest rate shock by parallel transfer of up and down 2% is applied.

•

Core deposit. A core deposit is defined as a deposit that stays for a long period without being withdrawn from liquidity deposits (for example, ordinary deposits and current deposits). The amount of core deposit is defined as the smallest among: the minimum balance in the past 5 years; the amount arrived at by deducting the maximum annual amount of outflow in the past 5 years from the current balance; or 50% of the current balance. It is assumed to reach maturity, with a monthly equal cash outflow, in 5 years.

Operational Risk

Operational Risk Management System

Basic Policy on Operational Risk Management

Operational risk is the risk of loss arising from inadequate or failed internal processes, people and systems or from external events. This risk includes processing risk and system risk as well as legal risk, personnel risk and tangible asset risk. Recognizing that all operations entail operational risk, Chuo Mitsui has an operational risk management system. In addition to appropriate identification and assessment of operational risk in both qualitative and quantitative aspects, Chuo Mitsui establishes a system for controlling and monitoring of operational risk and a system for executing contingency and business continuity plans to mitigate operational risk. For calculation of the operational risk equivalent amount under Basel II, Chuo Mitsui uses the Standardized Approach.

Operational Risk Management System

Chuo Mitsui has established the Risk Management Department as an integrated operational risk management department. This department has been working to improve and develop Chuo Mitsui’s operational risk management together with the Operations Administration Department, System Planning Department, Legal Department, Personnel Department and General Affairs Department and other units, which are responsible for processing risk, system risk, legal risk, personnel risk and tangible asset risk.

Operational Risk Management Method

In order to qualitatively identify and assess operational risks inherent in various business processes, Chuo Mitsui semiannually performs self-assessment on the effectiveness of internal control (control self-assessment, or CSA).

For quantitative identification and assessment of operational risks, the operational risk amount is calculated on a quarterly basis using internal loss data—losses arising from the realization of operational risk—and scenario data—severity of potential operational risks estimated through CSA. Each department establishes and implements a risk mitigation plan to manage the risks assessed in both qualitative and quantitative aspects. A “Plan, Do, Check, Act”, or PDCA, cycle has been established to verify the effectiveness of Chuo Mitsui’s risk mitigation plans through follow-up CSA and operational risk measurement.

Risk Management Policies Regarding Equity Exposures in Bank Accounts

Basic Policies of Risk Management Regarding Equity Exposures

Chuo Mitsui measures risk amounts for capital subscriptions or equity exposures in the banking account in accordance with the following risk management system and methods, and, based on the results, Chuo Mitsui verifies whether the risk amount is proper compared to the capital, and control the proper risk amount.

Risk Management System Regarding Equity Exposures

Risk amount measurement

For marketable stock using the historical simulation method, market risk amounts are measured with regard to price volatility based on market historical data.

With regard to credit risk, taking into consideration credit concentration risk, Chuo Mitsui measures the credit risk amount together with the amount of loan and other relevant factors.

Asset assessment

For marketable stock using historical data, the market risk amount is measured with regard to price volatility using a historical simulation method based on past market data.

Asset assessment targets the entire amount of exposure for assessment, and through initial assessment by the Business Departments and branches, secondary assessment by the credit supervision division, and then through an internal audit by the Internal Audit Department, the results are reported to the executive committee and board of directors.

Risk Management Method

In regard to equity exposures, the risk management supervision division performs monitoring with regard to the status of credit risk and market risk amounts, as well as the status of compliance with capital allocation amounts, and reports on the status of risk amounts to the executive committee and the board of directors on a monthly basis.

To try to prevent excessive credit concentration in a specific industry, internal credit rating classification, borrower or group, Chuo Mitsui monitors equity exposures together with lending on a monthly basis and report to the Investment and Credit Committee. Monitoring is also implemented for the status of balance and credit risk amount by industry each quarter, and the results are reported to the Investment and Credit Committee.

Transaction Policies and Risk Management System Regarding Securitization Exposure

Policies on Securitization Transactions

There are two types of securitization transactions: the situation where Chuo Mitsui is involved in the establishment of underlying assets for securitization transactions as an originator, and the situation where Chuo Mitsui acquires securitization exposure as an investor by investment in securitization products.

Where Chuo Mitsui is an originator, there are securitizations of housing loans primarily aiming to improve ALM control and asset efficiency, and securitization of real estate asset finance aiming at financing intermediacy business or improvement of asset efficiency. As for securitization of housing loans, Chuo Mitsui will reserve subordinated beneficial interest after securitization as well and hold principal risk of a certain extent; however, in securitization of real estate asset finance, principal risk will be transferred.

Acquisition of securitization exposure as an investor is performed to better manage profits based on risk.

Internal Control of Securitization Transactions

When Chuo Mitsui is an originator, from the viewpoint of ALM control and improvement of asset efficiency, Chuo Mitsui examines the scale of the transaction and the scheme, and check the legal aspects of the agreement. In the case of securitization of receivables of above a certain monetary threshold, decisions will be made by the board of directors after review by the executive committee.

When Chuo Mitsui is an investor, the president is responsible for decision-making related to investments involving amounts in excess of certain levels, on a product-by-product basis.

Risk Management Method

When Chuo Mitsui is an originator, Chuo Mitsui carries out credit risk management of loan receivables, which are the underlying assets, using the methods of asset assessment system and internal credit rating system, just as with other loan assets. Chuo Mitsui also strictly manages cash flow risk relating to securitization.

When Chuo Mitsui is an investor, for each product acquired Chuo Mitsui measures the credit risk based on external ratings, underlying assets, subordinated complementation ratio and other factors. Chuo Mitsui also measures the interest rate risk fluctuation relating to capital transfer as the reimbursements progress.

Accounting Standards Regarding Securitization Transactions (for securitization of financial assets held by Chuo Mitsui)

In securitization transactions, Chuo Mitsui recognizes these as sales of assets when the sales proceeds are paid. If Chuo Mitsui has equity reserved for securitization exposure, Chuo Mitsui considers the difference between the market value by the DCF method for the entire underlying assets and market value of equity for transfer as market value of the reserved equity, and calculate the book value for equity for transfer and equity for reserve by dividing the book value of the entire underlying asset by the market value. As to equity for transfer, Chuo Mitsui recognizes the difference between the book value and the market value as capital gains or losses, and as to the reserved equity, since the extinguishment requirements of financial assets are not satisfied, Chuo Mitsui does not recognize capital gains or losses.

If there is a difference between the book value and face value of reserved equity, in the period until completion of reimbursement of equity for transfer, the book value is modified in response to the cash flow of the entire underlying asset.

Management System Relating to Other Risks

Chuo Mitsui reexamines risks to be managed on an ongoing basis by evaluating each risk within the integrated risk management framework and continue to make efforts to maintain an integrated risk management system.

Internal Audit System

The Internal Audit Department, which is independent of actual operating departments, formulates internal auditing plans, in line with the policy set by the holding company for maintaining a consistent groupwide internal auditing perspective, and undertakes internal audits to verify the suitability and effectiveness of the internal control structure at all divisions and subsidiaries. The results of internal audits are promptly reported to the board of directors and the Internal Control executive committee. In addition, a system is in place for instructing operating units to implement corrective measures, should problems appear in the internal control structure.

Item 12.	Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees, Charges and Other Payments Relating to ADSs

Holders of SMTH ADSs will be required to pay to The Bank of New York Mellon, or BNYM, as depositary for the ADSs, either directly or indirectly, the following fees or charges. BNYM collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. BNYM collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.

ADR holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion thereof)	Each issuance of an ADS, including as a result of a distribution of shares or rights or other property

Each cancellation of an ADS, including if the agreement terminates

$0.02 (or less) per ADS	Any cash distribution

A fee equivalent to the fee that would be payable if securities distributed to the ADR holder had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by BNYM to ADS registered holders

Registration or transfer fees	Transfer and registration of shares on the share register of the foreign registrar from the name of an ADS holder to the name of BNYM or its agent when the ADS holder deposits or withdraws shares

Expenses of BNYM	Conversion of foreign currency to U.S. dollars and cable, telex and facsimile transmissions made pursuant to the Deposit Agreement

Taxes and other governmental charges	As necessary

Any other charges payable by BNYM or its agents in connection with the servicing of the SMTH shares or other securities deposited pursuant to the Deposit Agreement	As necessary (such charges will be assessed against the holders of ADSs as of the date or dates set by BNYM in accordance with the Deposit Agreement and payable at it sole discretion by billing such ADS holders for such charges or by deducting such charges from one or more cash dividends or other (not distributions))

BNYM has agreed to annually reimburse SMTH a portion of certain fees BNYM collects, after expenses, as depositary in relation to SMTH’s ADS program. SMTH’s ADS program began on April 1, 2011 and so there were no payments made by BNYM to SMTH for the fiscal year ended March 31, 2011.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Under the supervision and with the participation of our management, including SMTH’s President, who is its principal executive officer, and SMTH’s Director and Senior Managing Executive Officer, who is its principal financial officer, we performed an evaluation of the effectiveness of CMTH disclosure controls and procedures as of March 31, 2011. Management necessarily applied their judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the President and the Director and Senior Managing Executive Officer concluded that the disclosure controls and procedures are effective at the reasonable assurance level for recording, processing, summarizing, and reporting the information we required to disclose in the reports SMTH files under the Exchange Act, within the time periods specified in the SEC’s rules and forms. This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by the SEC for newly public companies.

Item 16A.	Audit Committee Financial Expert

SMTH’s board of corporate auditors has determined that it does not have an “audit committee financial expert” within the meaning of the rules of the SEC serving on the board of corporate auditors. SMTH believes that the combined knowledge, skills and experience of the members of the board of corporate auditors enable them, as a group, to act effectively in the fulfillment of their tasks and responsibilities. In addition, corporate auditors can consult with outside experts as they deem appropriate in order to provide them with advice on matters related to their responsibilities.

Item 16B.	Code of Ethics

SMTH has not adopted a code of ethics within the meaning of the rules of the SEC because it believes that its corporate culture, corporate philosophy, and rules promoting compliance with applicable laws and regulations are reasonably designed to promote honest and ethical conduct, and full, fair, accurate, timely and understandable disclosure.

Item 16C.	Principal Accountant Fees and Services

Fees Paid to Principal Accountant

In the fiscal years ended March 31, 2011 and 2010, CMTH’s independent public accountants (including Japanese and overseas affiliates of Deloitte Touche Tohmatsu LLC), billed direct audit fees, audit-related service fees (including services related to due diligence), tax fees (including tax compliance and tax advice) and fees for all other products and services (primarily advisory services) as shown in the table below.

	For the fiscal year ended March 31,
	2011	2010
	(Millions of yen)
Audit fees	¥815	¥399
Audit-related fees	184	98
Tax fees	6	2
All other fees	1	3

Total	¥1,006	¥502

Pre-approval Policies and Procedures of the Board of Corporate Auditors

The board of corporate auditors of SMTH has established policies and procedures for the pre-approval of audit and permissible non-audit services performed by Deloitte Touche Tohmatsu LLC, SMTH’s independent registered public accounting firm, and its affiliates.

Under the policies and procedures, the board of corporate auditors authorizes a general pre-approval of audit and permissible non-audit services and the maximum amount of the aggregate fees for each category of services (audit fees, audit-related fees, tax fees and all other fees) for the upcoming fiscal year. Pursuant to the general pre-approval of the board of corporate auditors, no additional, specific pre-approval for audit and permissible non-audit services is required so long as those services and those fees fall within the scope and amount provided in the general pre-approval. If a prospective service is not included in the general pre-approval, it will be subject to the specific pre-approval without exceptions. An application to provide the service that requires the specific pre-approval is submitted to the board of corporate auditors prior to the engagement.

•	General pre-approval is authorized for services that are expected to be provided by Deloitte Touche Tohmatsu LLC or its affiliates during the upcoming fiscal year.

•	Specific pre-approval is required on a case-by-case basis for services that are not covered by the general pre-approval.

Prior to and during the period covered by the general pre-approval, the board of corporate auditors may make further determinations as to whether to revise the scope of the services included in the general pre-approval. Such revision may include additions to the audit or permissible non-audit services listed in the general pre-approval. The performance of audit and permissible non-audit services and the payment of fees are subject to review by the board of corporate auditors.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

PART III

Item 17.	Financial Statements

SMTH elected to provide financial statements and related information pursuant to Item 18.

Item 18.	Financial Statements

See pages F-1 through F-138.

Item 19.	Exhibits

SMTH has filed the following documents as exhibits to this annual report.

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of Sumitomo Mitsui Trust Holdings, Inc.
Exhibit 1.2	Regulations of the Board of Directors of Sumitomo Mitsui Trust Holdings, Inc.
Exhibit 1.3	Share Handling Regulations of Sumitomo Mitsui Trust Holdings, Inc.
Exhibit 8.1	Subsidiary Directory of Sumitomo Mitsui Trust Holdings, Inc.
Exhibit 12.1	Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d 14(a))
Exhibit 12.2	Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d 14(a))
Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d 14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

SMTH has not included as exhibits certain instruments with respect to its long-term debt. The total amount of long-term debt securities of it or its subsidiaries authorized under any instrument does not exceed 10% of its total assets. SMTH hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of SMTH or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

SIGNATURES

Sumitomo Mitsui Trust Holdings, Inc. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUMITOMO MITSUI TRUST HOLDINGS, INC.

By:	/s/ Kazuo Tanabe
	Name:	Kazuo Tanabe
	Title:	Representative Director and President

Date: August 30, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Sumitomo Mitsui Trust Holdings, Inc.:

We have audited the accompanying consolidated statement of financial position of Chuo Mitsui Trust Holdings, Inc. (renamed to Sumitomo Mitsui Trust Holdings, Inc. (“SMTH”) on April 1, 2011) and subsidiaries (together “SMTH Group”) as of March 31, 2011 and 2010, the related consolidated income statement, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2011. These financial statements are the responsibility of SMTH’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. SMTH is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of SMTH Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SMTH Group as of March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte Touche Tohmatsu LLC

Tokyo, Japan

August 30, 2011

CHUO MITSUI TRUST HOLDINGS, INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AT MARCH 31, 2011 AND 2010

		At March 31,
	Note	2011	2010
		(Millions of yen)
Assets
Cash and deposits with banks	6	519,119	268,450
Call loans	7	7,859	10,875
Cash collateral on securities borrowed and reverse repurchase agreements	7	9,378	1,521
Financial assets held for trading other than derivatives	8	24,277	12,007
Derivative financial assets	9	198,510	203,406
Financial assets designated at fair value through profit or loss	10	123,257	124,408
Investment securities	11	2,181,172	2,503,695
Loans and advances	12	9,550,589	9,710,846
Assets pledged as collateral	13	1,184,734	1,721,353
Investment in associates and joint ventures	14	22,026	21,990
Property and equipment	15	139,383	141,707
Intangible assets	16	67,875	68,464
Current income tax assets	25	4,957	3,401
Deferred income tax assets	25	208,857	186,178
Other assets	17, 26	301,442	340,278

Total assets		14,543,435	15,318,579

Liabilities
Deposits	18	9,602,784	9,064,722
Call money	19	351,957	306,161
Cash collateral on securities lent and repurchase agreements	19	1,161,653	1,702,698
Derivative financial liabilities	9	188,068	191,963
Financial liabilities designated at fair value through profit or loss	20	2,533	2,080
Due to trust accounts	21	16,257	21,356
Due to investors of trust accounts	22	1,288,328	1,568,220
Debt securities issued	23	266,256	233,969
Borrowings	24	683,918	1,228,505
Current income tax liabilities	25	2,639	4,625
Deferred income tax liabilities	25	4,837	10,899
Retirement benefit obligations	26	5,573	5,793
Other liabilities	27	152,017	134,340

Total liabilities		13,726,820	14,475,331

Equity attributable to owners of the parent
Share capital	28	261,609	261,609
Capital surplus	28	33,701	33,701
Retained earnings	29	266,619	244,790
Other reserves	29	70,826	117,450
Treasury shares	28	(282)	(271)

Total equity attributable to owners of the parent		632,473	657,279

Non-controlling interests	30	184,142	185,969

Total equity		816,615	843,248

Total liabilities and equity		14,543,435	15,318,579

The notes on pages F-12 to F-138 are an integral part of these consolidated financial statements.

CHUO MITSUI TRUST HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED MARCH 31, 2011, 2010 AND 2009

		For the year ended March 31,
	Note	2011	2010	2009
		(Millions of yen, except per share amounts)
Interest income	33	160,096	203,705	232,826
Interest expenses	33	62,925	72,814	104,597

Net interest income	33	97,171	130,891	128,229

Fee and commission income	34	111,924	112,875	126,486
Fee and commission expenses	34	21,571	21,061	15,351

Net fee and commission income	34	90,353	91,814	111,135

Net gains (losses) on financial instruments classified as held for trading	35	(4,267)	13,868	(39,784)
Net losses on financial instruments designated at fair value through profit or loss	36	(3,605)	(803)	(40,616)
Net investment income	37	68,428	46,997	50,891
Other operating income	39	9,558	12,383	10,151

Operating income		257,638	295,150	220,006

General and administration expenses	40	130,909	129,819	131,961
Impairment charges	38	42,968	19,813	163,696
Other operating expenses	41	20,384	19,459	19,393

Operating expenses		194,261	169,091	315,050

Share of profit (loss) in associates and joint ventures	14	590	(509)	1,138

Operating profit (loss) before tax		63,967	125,550	(93,906)
Income tax expenses	25	15,274	21,446	50,643

Profit (loss) for the year		48,693	104,104	(144,549)

Profit (loss) attributable to:
Owners of the parent		41,729	97,354	(149,002)
Non-controlling interests	30	6,964	6,750	4,453

Earnings per share (expressed in yen per share)
Basic	42	25.17	63.98	(138.18)
Diluted	42	25.17	59.65	(138.18)

The notes on pages F-12 to F-138 are an integral part of these consolidated financial statements.

CHUO MITSUI TRUST HOLDINGS, INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2011, 2010 AND 2009

		For the year ended March 31,
	Note	2011	2010	2009
		(Millions of yen)
Profit (loss) for the year		48,693	104,104	(144,549)

Other comprehensive income (loss)
Net gains (losses) on available-for-sale financial assets	29,30	(85,325)	165,480	(221,869)
Net losses on cash flow hedges	29	(65)	(103)	(52)
Exchange differences on translations of foreign operations	29	2	491	(1,979)
Share of other comprehensive income (losses) of associates and joint ventures	29	1	(1)	(2)
Income tax benefit (expenses) relating to components of other comprehensive income	29	37,432	(68,067)	88,953

Other comprehensive income (loss) for the year, net of tax		(47,955)	97,800	(134,949)

Total comprehensive income (loss) for the year		738	201,904	(279,498)

Total comprehensive income (loss) attributable to:
Owners of the parent		(4,895)	194,989	(284,302)
Non-controlling interests	30	5,633	6,915	4,804

Total		738	201,904	(279,498)

The notes on pages F-12 to F-138 are an integral part of these consolidated financial statements.

CHUO MITSUI TRUST HOLDINGS, INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2011, 2010 AND 2009

		Attributable to owners of the parent						Non-controlling interests	Total equity
	Note	Share capital	Capital surplus	Retained earnings	Other reserves	Treasury shares	Total
	(Millions of yen)
Balance at April 1, 2008		79,984	(15,884)	315,130	155,115	(262)	534,083	146,658	680,741
Comprehensive income
Profit (loss) for the year	29	—	—	(149,002)	—	—	(149,002)	4,453	(144,549)
Other comprehensive income (loss)
Available-for-sale financial assets	29	—	—	—	(222,220)	—	(222,220)	351	(221,869)
Cash flow hedges	29	—	—	—	(52)	—	(52)	—	(52)
Exchange differences on translations of foreign operations	29	—	—	—	(1,979)	—	(1,979)	—	(1,979)
Share of other comprehensive loss of associates and joint ventures	29	—	—	—	(2)	—	(2)	—	(2)
Income tax benefit relating to components of other comprehensive income	25,29	—	—	—	88,953	—	88,953	—	88,953

Total other comprehensive income (loss)		—	—	—	(135,300)	—	(135,300)	351	(134,949)

Total comprehensive income (loss)		—	—	(149,002)	(135,300)	—	(284,302)	4,804	(279,498)

Dividends	29	—	—	(10,927)	—	—	(10,927)	(5,801)	(16,728)
Issue of preferred securities	28	—	—	—	—	—	—	41,000	41,000
Redemption of preferred shares	28	—	(44,021)	—	—	—	(44,021)	—	(44,021)
Conversion of preferred shares into ordinary shares	28	81,450	(6,157)	—	—	—	75,293	—	75,293
Other		—	(282)	—	—	—	(282)	42	(240)

Balance at March 31, 2009		161,434	(66,344)	155,201	19,815	(262)	269,844	186,703	456,547

CHUO MITSUI TRUST HOLDINGS, INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY — (Continued)

FOR THE YEARS ENDED MARCH 31, 2011, 2010 AND 2009

		Attributable to owners of the parent						Non-controlling interests	Total equity
	Note	Share capital	Capital surplus	Retained earnings	Other reserves	Treasury shares	Total
	(Millions of yen)
Balance at April 1, 2009		161,434	(66,344)	155,201	19,815	(262)	269,844	186,703	456,547
Comprehensive income
Profit for the year	29	—	—	97,354	—	—	97,354	6,750	104,104
Other comprehensive income (loss)
Available-for-sale financial assets	29	—	—	—	165,315	—	165,315	165	165,480
Cash flow hedges	29	—	—	—	(103)	—	(103)	—	(103)
Exchange differences on translations of foreign operations	29	—	—	—	491	—	491	—	491
Share of other comprehensive loss of associates and joint ventures	29	—	—	—	(1)	—	(1)	—	(1)
Income tax expenses relating to components of other comprehensive income	25,29	—	—	—	(68,067)	—	(68,067)	—	(68,067)

Total other comprehensive income (loss)		—	—	—	97,635	—	97,635	165	97,800

Total comprehensive income (loss)		—	—	97,354	97,635	—	194,989	6,915	201,904

Dividends	29	—	—	(7,765)	—	—	(7,765)	(7,649)	(15,414)
Conversion of preferred shares into ordinary shares	28	100,175	100,175	—	—	—	200,350	—	200,350
Other		—	(130)	—	—	(9)	(139)	0	(139)

Balance at March 31, 2010		261,609	33,701	244,790	117,450	(271)	657,279	185,969	843,248

CHUO MITSUI TRUST HOLDINGS, INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY — (Continued)

FOR THE YEARS ENDED MARCH 31, 2011, 2010 AND 2009

		Attributable to owners of the parent						Non-controlling interests	Total equity
	Note	Share capital	Capital surplus	Retained earnings	Other reserves	Treasury shares	Total
	(Millions of yen)
Balance at March 31, 2010		261,609	33,701	244,790	117,450	(271)	657,279	185,969	843,248
Comprehensive income
Profit for the year	29	—	—	41,729	—	—	41,729	6,964	48,693
Other comprehensive income (loss)
Available-for-sale financial assets	29	—	—	—	(83,994)	—	(83,994)	(1,331)	(85,325)
Cash flow hedges	29	—	—	—	(65)	—	(65)	—	(65)
Exchange differences on translations of foreign operations	29	—	—	—	2	—	2	—	2
Share of other comprehensive income of associates and joint ventures	29	—	—	—	1	—	1	—	1
Income tax benefit relating to components of other comprehensive income	25,29	—	—	—	37,432	—	37,432	—	37,432

Total other comprehensive income (loss)		—	—	—	(46,624)	—	(46,624)	(1,331)	(47,955)

Total comprehensive income (loss)		—	—	41,729	(46,624)	—	(4,895)	5,633	738

Dividends	29	—	—	(19,897)	—	—	(19,897)	(7,460)	(27,357)
Other		—	—	(3)	—	(11)	(14)	—	(14)

Balance at March 31, 2011		261,609	33,701	266,619	70,826	(282)	632,473	184,142	816,615

The notes on pages F-12 to F-138 are an integral part of these consolidated financial statements.

CHUO MITSUI TRUST HOLDINGS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2011, 2010 AND 2009

		For the year ended March 31,
	Note	2011	2010	2009
		(Millions of yen)
Cash flows from operating activities
Operating profit (loss) before tax		63,967	125,550	(93,906)
Adjustment for non-cash items:
Net increase (decrease) in impairment allowances on loans and advances		(3,141)	(3,221)	16,589
Depreciation and amortization of property and equipment and intangible assets	40	12,659	12,252	14,752
Net losses on disposal of property and equipment	39, 41	589	226	1,707
Net losses (gains) on financial instruments classified as held for trading		19,649	(33,863)	2,821
Net losses on financial instruments designated at fair value through profit or loss	36	3,605	803	40,616
Impairment of investment securities	38	42,784	8,919	116,936
Net gains on investment securities other than impairment charges		(68,425)	(46,202)	(48,754)
Share of loss (profit) in associates and joint ventures		(590)	509	(1,138)
Foreign exchange losses (gains)		50,356	34,951	(20,030)
Other non-cash items		9,202	(3,523)	6,278

Subtotal		130,655	96,401	35,871
Change in operating assets and liabilities
Net decrease (increase) in loans and advances before impairment allowance		163,398	123,463	(590,241)
Net decrease (increase) in financial assets held for trading other than derivatives		(12,270)	14,236	3,763
Net decrease (increase) in derivative financial assets		2,722	18,514	(39,201)
Net decrease (increase) in other assets		21,429	44,953	30,741
Net increase (decrease) in deposits		538,062	(356,624)	618,269
Net increase (decrease) in call money		45,796	52,683	(38,104)
Net increase (decrease) in cash collateral on securities lent and repurchase agreements		(541,045)	447,050	(565,670)
Net increase (decrease) in derivative financial liabilities		(3,895)	(48,111)	57,935
Net decrease in due to trust accounts	21	(5,099)	(4,236)	(713)
Net decrease in due to investors of trust accounts — other than securitization trust accounts	22	(207,469)	(235,576)	(240,071)
Net increase (decrease) in other liabilities		7,611	(92,305)	14,561
Income tax refund (paid)		(9,200)	(4,011)	22,445

Net cash flows generated from (used in) operating activities		130,695	56,437	(690,415)

CHUO MITSUI TRUST HOLDINGS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS — (Continued)

FOR THE YEARS ENDED MARCH 31, 2011, 2010 AND 2009

		For the year ended March 31,
	Note	2011	2010	2009
		(Millions of yen)
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		—	219	(782)
Purchase of investment securities		(7,288,930)	(4,584,997)	(2,455,969)
Proceeds from sales and redemptions of investment securities		8,034,031	5,067,746	1,817,726
Purchase of equity financial instruments designated at fair value through profit or loss — long-term investment in partnerships		(9,429)	(5,032)	(4,495)
Proceeds from equity financial instruments designated at fair value through profit or loss — long-term investment in partnerships		3,903	1,564	2,989
Net decrease (increase) in financial instruments designated at fair value through profit or loss — short-term investments		2,703	(2,490)	50,819
Purchase of property and equipment	15	(6,580)	(3,865)	(3,743)
Proceeds from disposal of property and equipment		1,514	363	571
Purchase of intangible assets	16	(7,966)	(10,053)	(13,532)
Proceeds from disposal of intangible assets		339	1,064	15,839

Net cash flows generated from (used in) investing activities		729,585	464,519	(590,577)

Cash flows from financing activities
Dividends paid		(27,357)	(15,414)	(16,728)
Proceeds from borrowings		390,330	81,442	1,263,196
Repayment of borrowings		(934,916)	(557,034)	(44,570)
Repayment of due to investors of trust accounts-securitization trust accounts	22	(72,423)	(87,565)	(120,725)
Issue of subordinated bonds		40,000	103,000	—
Redemption of subordinated bonds		—	(37,275)	—
Redemption of Class III preferred shares		—	—	(127,441)
Purchase of treasury shares	28	(17)	(18)	(55)
Disposal of treasury shares	28	2	4	26
Issue of preferred securities		—	—	41,000

Net cash flows generated from (used in) financing activities		(604,381)	(512,860)	994,703

Effect of exchange rate changes on cash and cash equivalents		(389)	302	(1,985)

Net increase (decrease) in cash and cash equivalents		255,510	8,398	(288,274)
Cash and cash equivalents at the beginning of year		280,846	272,448	560,722

Cash and cash equivalents at the end of year		536,356	280,846	272,448

Cash and cash equivalents comprise of cash and deposit with banks		519,119	268,450	239,871
Call loans		7,859	10,875	23,765
Cash collateral on securities borrowed and reverse repurchase agreements		9,378	1,521	8,812

Total		536,356	280,846	272,448

CHUO MITSUI TRUST HOLDINGS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS — (Continued)

FOR THE YEARS ENDED MARCH 31, 2011, 2010 AND 2009

Interest and dividends received were ¥151,967 million and ¥14,342 million, ¥241,014 million and ¥19,228 million, and ¥234,062 million and ¥23,049 million, respectively, for the years ended March 31, 2011, 2010 and 2009. Interest paid was ¥53,979 million, ¥69,157 million and ¥95,536 million, respectively, for the years ended March 31, 2011, 2010 and 2009.

Non-cash transactions:

Class II and Class III preferred shares classified as liabilities were redeemed and converted into ordinary shares in the years ended March 31, 2010 and 2009. The converted amounts from liabilities to equity were ¥200,350 million and ¥75,293 million, respectively.

During the years ended March 31, 2010 and 2009, CMTH Group obtained control of two investees. The details of the business combinations are disclosed in Note 16.

The notes on pages F-12 to F-138 are an integral part of these consolidated financial statements.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General information

Chuo Mitsui Trust Holdings, Inc. is a financial holding company (“CMTH”) that was established in February 2002 through a share exchange with the Chuo Mitsui Trust and Banking Company, Limited (“Chuo Mitsui”), which has been a wholly owned subsidiary of CMTH since the share exchange. CMTH was originally named as Mitsui Trust Holdings, Inc., which was subsequently renamed Chuo Mitsui Trust Holdings, Inc. in October 2007. CMTH conducts businesses primarily through the following wholly owned four principal operating subsidiaries:

•

Chuo Mitsui engages in various trust banking services to both individual and corporate customers. The services to individuals include sales of investment trusts and annuity insurance, provision of trust and deposit products, extension of loans including housing loans and extension of testamentary trust and inheritance-processing services, among others. The services to corporate customers include financial services, provision of real estate related solutions including brokerage service, and stock transfer agency services, among others.

•

Chuo Mitsui Asset Trust and Banking Company, Limited (“Chuo Mitsui Asset”) engages in various institutional investor services which include the trust asset management business and trust asset administration business for various institutional investors and pension management services, among others.

•

Chuo Mitsui Asset Management Company, Limited (“Chuo Mitsui Asset Management”) primarily engages in investment trust management. Specifically, the company manages publicly placed investment trusts for ordinary individual investors and privately placed investment trusts for variable annuity insurance customers and also designs and manages investment trust funds for a wide range of investors, including defined contribution pension plans and institutional investors.

•

Chuo Mitsui Capital Company Limited (“Chuo Mitsui Capital”) engages in management of private equity investment that includes leveraged buy-out, management buy-out and other targeted equity investments through investment partnerships.

CMTH and the four principal operating subsidiaries noted above are joint stock corporations incorporated under the laws of Japan. CMTH is listed on the first section of the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange.

CMTH and its subsidiaries and affiliates, including the four principal operating subsidiaries, are hereafter referred to as “CMTH Group” collectively. In addition, references to “Management”, “Directors”, “Executive officer”, “Committee”, and “Department” used in these consolidated financial statements represent those for CMTH, Chuo Mitsui and Chuo Mitsui Asset, individually and collectively.

On April 1, 2011, CMTH, and The Sumitomo Trust and Banking Company, Limited (“STB”) conducted a share exchange, as part of a management and business integration between CMTH Group and STB and its subsidiaries (“STB Group”). On completion of the share exchange, STB became a wholly owned subsidiary of CMTH, the holding company for the combined group, which was renamed Sumitomo Mitsui Trust Holdings, Inc. (“SMTH”).

For accounting reporting purposes, this business combination will be accounted for as a reverse acquisition where CMTH is the accounting acquiree (legal parent) and STB is the accounting acquirer (legal subsidiary).

The consolidated financial statements were authorized for issuance by the Board of Directors of SMTH on August 30, 2011.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2. Summary of significant accounting policies

2.1. Basis of presentation

2.1.1. General

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), applicable as of March 31, 2011. CMTH Group has prepared and will continue to prepare its statutory financial statements locally in Japan in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”).

The consolidated financial statements have been prepared under the historical cost convention, as modified by certain items measured at fair value as follows:

•	Financial instruments at fair value through profit or loss, including derivative financial instruments; and

•	Available-for-sale financial investments.

CMTH Group presents expenses in the consolidated income statement using a classification according to the nature of the expenses. The consolidated financial statements are presented in Japanese Yen, which is CMTH Group’s presentation currency. All amounts in the consolidated financial statements are shown in millions of Yen, rounded to the nearest million, unless otherwise stated. The disclosures on risks from financial instruments are presented in Note 3.

The consolidated statement of cash flows shows the changes in cash and cash equivalents arising during the period from operating activities, investing activities and financing activities. CMTH Group presents cash flows from operating activities based on the indirect method. CMTH Group reports separately major classes of gross cash receipts and gross cash payments arising from investing and financing activities, except for the cash receipts and payments for items in which the turnover is quick, the amounts are large, and the maturities are short. Accordingly, in deriving cash flows of operating activities, consolidated operating profit or loss before tax for the year is adjusted by non-cash items, such as measurement gains or losses, changes in provisions, as well as changes in operating assets and liabilities. In addition, all income and expenses from cash transactions that are attributable to investing or financing activities are eliminated. Interest received or paid and dividends received are classified as operating cash flows.

CMTH Group classifies the cash flows into operating, investing and financing activities in a manner which is consistent with its business operations.

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying CMTH Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions change. Management believes that the underlying assumptions are appropriate and that CMTH Group’s consolidated financial statements present the financial position and comprehensive income fairly. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are discussed in Note 4.

Except when a standard or an interpretation permits or requires otherwise, all amounts are reported or disclosed with comparative information.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.1.2. New and amended standards adopted by CMTH Group

The following new amended standards are mandatory for the first time for the year beginning on April 1 2010.

Standard/interpretation	Content	Applicable for accounting periods beginning on/after
IFRS 3 (revised)	Business combinations	July 1, 2009
IAS 27 (revised)	Consolidated and separate financial statements	July 1, 2009

IFRS 3 (revised), “Business combinations”

The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all considerations to purchase a business are to be recorded at fair value at the acquisition date, with contingent considerations classified as an asset or liability subsequently remeasured through the income statement. There is a choice, on an acquisition-by-acquisition basis, to measure the non-controlling interests in the acquiree either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. CMTH Group has applied IFRS 3 (revised) prospectively to all business combinations from April 1, 2010. The application of IFRS 3 (revised) does not have a material impact on CMTH Group’s consolidated financial statements.

IAS 27 (revised), “Consolidated and separate financial statements”

The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost; any remaining interest in the entity is re-measured at fair value, and a gain or loss is recognized in profit or loss. CMTH Group applied IAS 27 (revised) prospectively from April 1, 2010. The application of IAS 27 (revised) does not have a material impact on CMTH Group’s consolidated financial statements.

2.1.3. New and amended standards, and interpretations mandatory for the first time for the year beginning on April 1, 2010 but not currently relevant to CMTH Group (although they may affect the accounting for future transactions and events)

The following standards and amendments to existing standards have been published and are mandatory for the year beginning on or after April 1, 2010 or later periods, but are not relevant for CMTH Group’s operations.

Standard/Interpretation	Content	Applicable for accounting periods beginning on/after
Amendment to IAS 39	Financial instruments: Recognition and measurement — Eligible hedged items	July 1, 2009
Amendment to IAS 32	Classification of rights issues	February 1, 2010
IFRIC 17	Distribution of non-cash assets to owners	July 1, 2009
IFRIC 18	Transfers of assets from customers	July 1, 2009

Amendment to IAS 39, “Financial instruments: Recognition and measurement — Eligible hedged items”

The amendment to IAS 39 was issued in July 2008. In fair value and cash flow hedges, the amendment made it clear that the intrinsic value, not the time value, of an option reflects a one-sided risk of the hedged item and, therefore, a purchased option designated in its entirety as hedging instrument cannot be perfectly effective. It also clarifies that inflation may only be a hedged risk in a cash flow hedge where changes in inflation are a

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contractually specified portion of cash flows of a recognized financial instrument. Designation of an inflation component as a hedged risk in a fair value hedge of a fixed-rate financial instrument is not permitted. The application of this amendment to IAS 39 does not have an impact on CMTH Group’s consolidated financial statements.

Amendment to IAS 32, “Classification of rights issues”

The amendment to IAS 32 addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. Previously, these issues had to be accounted for as derivative liabilities. The amendment applies retrospectively in accordance with IAS 8 “Accounting policies, changes in accounting estimates and errors”. The application of this amendment to IAS 32 does not have an impact on CMTH Group’s consolidated financial statements.

IFRIC 17, “Distribution to non-cash assets to owners”

IFRIC 17 provides guidance on accounting for non-cash assets distributed to the shareholders either as distribution of reserves or dividends. A dividend payable is recognized when the dividend is appropriately authorized by an entity and is no longer at the discretion of the entity. This dividend payable should be recognized at the fair value of the non-cash assets to be distributed. The difference between the dividend paid and the carrying amount of the assets distributed should be recognized in profit or loss. The application of IFRIC 17 does not have an impact on CMTH Group’s consolidated financial statements.

IFRIC 18, “Transfers of assets from customers”

IFRIC 18 clarifies how to account for transfers of items of property and equipment by entities that receive such transfers from their customers. The interpretation also applies to agreements in which an entity receives cash from a customer when that amount of cash must be used only to construct or acquire an item of property and equipment, and the entity must then use that item to provide the customer with ongoing access to supply of goods and/or services. The application of IFRIC 18 does not have an impact on CMTH Group’s consolidated financial statements.

2.1.4. Standards and interpretations issued but not yet effective and which have not been early adopted by CMTH Group

The following standards and interpretations have been issued but not effective for the year beginning on April 1, 2010 and not early adopted:

Standard/interpretation	Content	Applicable for accounting periods beginning on/after
IFRS 9	Financial instruments Part 1: Classification and measurement	January 1, 2013
Amendment to IFRIC 14	Prepayments of a minimum funding requirement	January 1, 2011
Revised IAS 24	Related party disclosures	January 1, 2011
Amendment to IAS 12	Income taxes	January 1, 2012
Amendment to IFRS 7	Disclosures — Transfers of financial assets	July 1, 2011
IFRS 10	Consolidated financial statements	January 1, 2013
IFRS 11	Joint arrangements	January 1, 2013
IFRS 12	Disclosure of interests in other entities	January 1, 2013
IFRS 13	Fair value measurement	January 1, 2013
Amendment to IAS 1	Presentation of financial statements	July 1, 2012
Amendment to IAS 19	Employee benefits	January 1, 2013
Amendment to IAS 27	Separate financial statements	January 1, 2013

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

IFRS 9, “Financial instruments part 1: Classification and measurement”

IFRS 9 was issued in November 2009 and replaces those parts of IAS 39 relating to the classification and measurement of financial assets. Under IFRS 9, financial assets are required to be classified into two measurement categories: those to be measured subsequently at fair value and those to be measured subsequently at amortized cost. Such classification is to be made at initial recognition. The classification depends on the entity’s business model for managing its financial assets and the contractual cash flow characteristics of the financial assets. A financial asset is subsequently measured at amortized cost only if it is a debt instrument, and the objective of the entity’s business model is to hold the asset to collect the contractual cash flows and the asset’s contractual cash flows represent only payments of principal and interest (that is, “basic loan features”). All other debt instruments are to be measured at fair value through profit or loss.

All equity instruments are to be measured subsequently at fair value. Equity instruments that are held for trading will be measured at fair value through profit or loss. For all other equity investments, an irrevocable election can be made at initial recognition to recognize unrealized and realized gains and losses through other comprehensive income rather than profit or loss. Gains and losses recognized in other comprehensive income remain permanently in equity and are not subsequently reclassified to profit or loss. This election may be made on an instrument-by-instrument basis. However, dividends are to be presented in profit or loss as long as they represent a return on investment.

On October 28, 2010, IFRS 9 was revised to add guidance on the classification and measurement of financial liabilities. The guidance retains most of the existing requirements for financial liabilities currently contained in IAS 39. Financial liabilities will continue to be measured either at amortized cost or at fair value through profit or loss. The concept of bifurcating embedded derivatives from a financial liability also remains unchanged. One of the changes, however, relates to financial liabilities designated as at fair value through profit or loss, using the fair value option. Under IFRS 9, for a financial liability designated as at fair value through profit or loss, the change in the fair value attributable to changes in the liability’s credit risk is recognized directly in other comprehensive income rather than in profit or loss unless it creates or increases an accounting mismatch.

Adoption of IFRS 9 is mandatory from January 1, 2013, earlier application is permitted.

CMTH Group is currently analyzing the implications of the standard, the impact on CMTH Group’s financial reporting and the timing of its adoption by CMTH Group. The IASB has indicated that it aims to complete the replacement of IAS 39 in 2011. The impact of IFRS 9 may change as the final aspects of the financial instruments project are completed by the IASB. Accordingly, it is impracticable to provide a reasonable estimate on the ultimate impact of IFRS 9 at this time.

Amendment to IFRIC 14, “Prepayments of a minimum funding requirement”

The amendment to IFRIC 14 “Prepayments of a minimum funding requirement” was issued in May 2009. The amendment corrects an unintended consequence of IFRIC 14, “IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction”. Without the amendment, entities are not permitted to recognize as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendment corrects this. The amendment is effective for accounting periods beginning on or after January 1, 2011. Earlier application is permitted. The amendment should be applied retrospectively to the earliest comparative period presented. CMTH Group will apply the amendment for the year beginning on April 1, 2011. The amendment is not expected to have an impact on CMTH Group’s consolidated financial statements.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

IAS 24 (revised), “Related party disclosures”

IAS 24 (revised) was issued in November 2009. It supersedes IAS 24, “Related party disclosures”, issued in 2003. IAS 24 (revised) is mandatory for accounting periods beginning on or after January 1, 2011. Earlier application, in whole or in part, is permitted. The revised standard modifies the definition of a related party and simplifies disclosures for government-related entities.

The disclosure exemptions introduced in IAS 24 (revised) do not affect CMTH Group because CMTH Group is not a government-related entity. However, disclosures regarding related party transactions and balances in the consolidated financial statements may be affected when IAS24 (revised) is applied because some counterparties that did not previously meet the definition of a related party may come within the scope of the revised standard.

Amendment to IAS 12, “Income taxes”

The amendment to IAS12 “Income taxes” was issued in December 2010. The amendment provides an exception to the general principle in IAS 12 that an entity measures the deferred tax related to an asset based on whether the entity expects to recover the carrying amount of the asset principally through use or sale.

The amendment establishes a rebuttable presumption that recovery of the carrying amount will normally be through sale. As a result of the amendments, “SIC-21, Income Taxes — Recovery of Revalued Non-Depreciable Assets” would no longer apply to investment properties carried at fair value. The amendment provides a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model. The amendment also incorporates the guidance contained in SIC-21, which is now withdrawn. The amendment is effective for accounting periods beginning on or after January 1, 2012, with early adoption permitted. CMTH Group is currently analyzing the implications of the amendment, the impact on CMTH Group’s financial reporting and the timing of its adoption by CMTH Group.

Amendment to IFRS 7, “Disclosures — Transfers of financial assets”

The amendment to IFRS7 “Disclosures — Transfers of financial assets” was issued in October 2010.

The amendment comprises additional disclosures on transfer transactions of financial assets (for example, securitizations), when the transferor retains continuing involvement in the transferred assets. The amendment also requires disclosure where transfers of financial assets are not evenly distributed throughout the period (e.g., where transfers occur near the end of a reporting period). The amendments are effective for accounting periods beginning on or after July 1, 2011, with earlier application permitted. CMTH Group is currently analyzing the implications of these additional disclosure requirements, the impact on CMTH Group’s financial reporting and the timing of its adoption by CMTH Group.

IFRS 10, “Consolidated financial statements”

IFRS 10 was issued in May 2011, as part of the group of five new and revised standards that address the scope of the reporting entity (the rest of the group includes IFRS 11, “Joint Arrangements”; IFRS 12, “Disclosure of interests in other entities”; and consequential amendments to IAS 27, “Consolidated and separate financial statements” and IAS 28, “Investments in associates”).

IFRS 10 changes the definition of control so that the same criteria are applied to all entities to determine control. This definition is supported by extensive application guidance that addresses the different ways in which a reporting entity (investor) might control another entity (investee). The changed definition and application

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

guidance is not expected to result in widespread change in the consolidation decisions made by IFRS reporting entities, although some entities could see significant changes.

The revised standard is effective for accounting periods beginning on or after January 1, 2013; earlier application is permitted, if all five standards in the group are applied concurrently. CMTH Group is currently analyzing the implications of the standard, the impact on CMTH Group’s financial reporting and the timing of its adoption by CMTH Group.

IFRS 11, “Joint arrangements”

IFRS 11was issued in May 2011, as part of the group of five new and revised standards. Changes in the definitions of joint arrangements have reduced the ‘types’ of joint arrangements to two: joint operations and joint ventures. The existing policy choice of proportionate consolidation for jointly controlled entities has been eliminated. Equity method of accounting is mandatory for participants in joint ventures.

The new standard is applicable for accounting periods beginning on or after 1 January 2013; earlier application is permitted, if all five standards in the group are applied concurrently. CMTH Group is currently analyzing the implications of the standard, the impact on CMTH Group’s financial reporting and the timing of its adoption by CMTH Group.

IFRS 12, “Disclosure of interests in other entities”

IFRS 12 was issued in May 2011 and replaces the disclosure requirements of IAS 28, “Investments in associates”. The existing guidance and disclosure requirements for separate financial statements are unchanged.

IFRS 12 requires entities to disclose information which serve as basis to evaluate the nature, risks and financial effects associated with the entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities.

The standard is effective for accounting periods beginning on or after January 1, 2013; earlier application is permitted if all five standards in the group are applied concurrently. CMTH Group is currently analyzing the implications of the standard, the impact on CMTH Group’s financial reporting and the timing of its adoption by CMTH Group.

IFRS 13, “ Fair value measurement”

IFRS 13 was issued in May 2011. IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. The standard applies when other IFRSs require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, changes what is measured at fair value in IFRSs or address how to present changes in fair value. IFRS 13 provides clear and consistent guidance for measuring fair value and addressing valuation uncertainty in markets that are no longer active. It also increases the transparency of fair value measurements by requiring detailed disclosures about fair values derived using models.

IFRS 13 is effective for accounting periods beginning on or after January 1, 2013, with earlier application permitted. It is applied prospectively as of the beginning of the annual period in which it is initially applied. CMTH Group will apply the standard for the year beginning on April 1, 2013.

CMTH Group is currently analyzing the implications of the standard, the impact on CMTH Group’s financial reporting and the timing of its adoption by CMTH Group.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amendment to IAS 1, “Presentation of financial statements”

The amendment to IAS 1, “Presentation of financial statements” was issued in June 2011. The amendment changes the disclosure of items presented in other comprehensive income in the statement of comprehensive income.

The amendment requires entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be recycled to profit or loss in the future. Items that will not be recycled will be presented separately from items that may be recycled in the future. Entities that choose to present other comprehensive income items before tax will be required to show the amount of tax related to the two groups separately.

The amendment is effective for accounting periods beginning on or after 1 July 2012. Early application is permitted and full retrospective application is required. CMTH Group is currently analyzing the implications of the standard, the impact on CMTH Group’s financial reporting and the timing of its adoption by CMTH Group.

Amendment to IAS 19, “Employee benefits”

The amendment to IAS 19, “Employee benefits” was issued in June 2011. The amendment makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits.

The most significant amendment is the replacement of interest cost and expected return on plan assets by a finance cost component comprising the net interest on the net defined benefit liability or asset. This finance cost component is determined by applying the same discount rate used to measure the defined benefit obligation to the net defined benefit liability or asset. The difference between the actual return on plan assets and the return included in the finance cost component in the income statement will be presented in other comprehensive income. The effect of this change is to increase the pension expense by the difference between the current expected return on plan assets and the return calculated by applying the relevant discount rate.

Based on an initial estimate of the impact of this particular amendment on the 2010 consolidated financial statements, the change would decrease pre-tax profit, with no effect on the pension liability. The effect on total operating expenses and operating profit before tax is not expected to be material. The effect at the date of adoption will depend on market interest rates, rates of return and the actual mix of plan assets at that time.

Amendment to IAS 27, “Separate financial statements”

IFRS 10 was issued in May 2011 and replaces all of the guidance on control and consolidation in IAS 27. IAS 27 is renamed “Separate financial statements”; it continues to be a standard dealing solely with separate financial statements. The existing guidance for separate financial statements is unchanged. CMTH Group is currently analyzing the implications of the standard, the impact on CMTH Group’s financial reporting and the timing of its adoption by CMTH Group.

2.1.5. Standards and interpretations issued but not yet effective and not relevant for CMTH Group

The following interpretation has been issued but not effective for CMTH Group for the years beginning on April 1, 2010 and is expected to be not relevant to CMTH Group:

IFRIC 19, “Extinguishing financial liabilities with equity instruments”

IFRIC 19 was issued in November 2009. The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

entity to extinguish all or part of the financial liability (debt for equity swap). It requires a gain or loss to be recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. The interpretation is effective for accounting periods beginning on or after July 1, 2010. CMTH Group will apply the interpretation for the year beginning on April 1, 2011. The interpretation is not expected to be relevant to CMTH Group.

2.2. Consolidation

Subsidiaries

The consolidated financial statements of CMTH Group comprise the financial statements of CMTH, the parent entity, and all consolidated subsidiaries, including certain special purpose entities (“SPEs”) controlled by CMTH Group.

Control is presumed to exist when CMTH Group directly or indirectly holds the majority of the voting rights and where it has the power to govern their financial and operating policies in order to benefit from their activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether CMTH Group controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by CMTH Group. They are de-consolidated from the date on which control is lost. The results of operations and comprehensive income of the subsidiaries acquired or disposed during the year are included in the consolidated statement of comprehensive income from the effective acquisition date or up to the effective date on which control is lost, as appropriate. Inter-company transactions and balances, and intra-group gains on transactions between group companies are eliminated. Intra-group losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred.

When assessing whether CMTH Group controls an SPE, in addition to the criteria in IAS 27, it evaluates a range of factors in accordance with SIC-12, including whether:

•	in substance, the activities of the SPE are being conducted on CMTH Group’s behalf according to its specific business needs so that CMTH Group obtains the benefits from the SPE’s operations;

•

in substance, CMTH Group has the decision-making power to obtain the majority of the benefits of the activities of the SPE, or CMTH Group has delegated this decision-making power by setting up an “autopilot” mechanism;

•	in substance, CMTH Group has the right to obtain the majority of the benefits of the activities of the SPE and, therefore, may be exposed to risks incident to the activities of the SPE; or

•	in substance, CMTH Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain the benefits from its activities.

Whenever there is a change in the substance of the relationship between CMTH Group and the SPE, CMTH Group performs a re-assessment of consolidation. Indicators for a re-assessment of consolidation include, among others, changes in ownership of the SPE, changes in contractual arrangements and changes in the financing structure.

Transactions with non-controlling interests

CMTH Group applies a policy of treating transactions with non-controlling interests as transactions with equity owners of the group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in equity. Gains and losses on disposal to non-controlling interests are also recorded in equity unless such disposal results in loss of control. When CMTH Group ceases to have control over an entity, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss.

CMTH Group has prospectively changed its accounting policy for transactions with non-controlling interests and the accounting for loss of control since the adoption of IAS 27 (revised) on April 1, 2010. Previously, transactions with non-controlling interests were treated as transactions with parties external to the group. Disposals of ownership interests to non-controlling shareholders resulted in gains and losses recorded in profit or loss. Purchases from non-controlling interests resulted in goodwill. When CMTH Group loses its control over an entity, the carrying amount of the investment at the date of losing control was the cost for the purpose of subsequent accounting for the retained interests.

Associates

Associates are all entities over which CMTH Group has significant influence through participation in the financial and operating policy decision of the investees, and generally holds 20 percent or more, but not greater than 50 percent, of the voting rights. Significant influence can be exercised over less than 20 percent-owned investees though a representation on the governing board, material transactions with the investees and means other than voting rights.

Investments in associates are accounted for by the equity method other than those accounted for financial assets designated at fair value through profit or loss. Such investments in associates include goodwill (net of any accumulated impairment loss) identified on acquisition. CMTH Group’s share of its associates’ post-acquisition profits or losses is recognized in the consolidated income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investments. When CMTH Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, CMTH Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate. Unrealized gains on transactions between CMTH Group and its associates are eliminated to the extent of CMTH Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. For summarized financial information on CMTH Group’s associates accounted for using the equity method, see Note 14.

Joint ventures

A joint venture exists where CMTH Group has a contractual arrangement with one or more parties to undertake activities through entities that are subject to joint control. CMTH Group recognizes interests in a jointly controlled entity using the equity method. The policy outlined in “associates” above also applies to joint ventures. CMTH Group’s share of the results of joint ventures is based on the financial statements prepared for the period ended not earlier than three months before the date of the consolidated statement of financial position of CMTH Group, adjusted to conform to the accounting policies of CMTH Group. Unrealized gains and losses on transactions are eliminated to the extent of CMTH Group’s interest in the joint venture. Unrealized losses are also eliminated unless the transaction provides evidence of impairment in the asset transferred. For summarized financial information on CMTH Group’s joint ventures accounted for using the equity method, see Note 14.

Fiduciary activities

CMTH Group often acts as trustee and in agency, custodial and other fiduciary capacities that result in either the holding or placing of assets in its trust accounts on behalf of its customers. These trust accounts are not proprietary accounts of CMTH Group and, accordingly, are not included in the consolidated financial statements unless they are controlled by CMTH Group.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.3. Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker is the person or group that allocates resources to and assesses the performance of the operating segments of an entity. CMTH Group has determined the Board of Directors of CMTH as its chief operating decision maker. All transactions between business segments are conducted on an arm’s-length basis, with intra-segment revenue and costs being eliminated. Income and expenses directly associated with each segment are included in determining business segment performance. In accordance with IFRS 8, CMTH Group has the following business segments: Chuo Mitsui, Chuo Mitsui Asset, Investment management subsidiaries and Other.

2.4. Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of CMTH Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).

The consolidated financial statements are presented in millions of Japanese Yen, which is CMTH Group’s presentation currency.

Transactions and balances

Foreign currency transactions that are transactions denominated, or that requires settlement, in a foreign currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions.

Monetary items denominated in foreign currency are translated using the closing rate at the reporting date. Non-monetary items measured at historical cost denominated in foreign currency are translated using the exchange rate at the date of initial recognition.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated income statement, except when deferred in equity as gains or losses on qualifying cash flow hedging instruments or qualifying net investment hedging instruments. Foreign exchange gains and losses recognized in profit or loss are presented net in the consolidated income statement as “Net investment income”. Foreign exchange gains and losses on other comprehensive income items are presented in other comprehensive income within the corresponding item. In the case of changes in the fair value of monetary financial assets denominated in foreign currency classified as available-for-sale, a distinction is made between translation differences resulting from changes in amortized cost of the assets and other changes in the carrying amount of the assets. Translation differences related to changes in the amortized cost are recognized in profit or loss, and other changes in the carrying amount, except impairment, are recognized in equity.

Translation differences on non-monetary assets and liabilities at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets classified as available-for-sale are included in other comprehensive income.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Group companies

The results and financial position of CMTH Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows. None of CMTH Group’s operations are in countries with a hyperinflationary economy.

•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

•

Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	All resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to other comprehensive income. When a foreign operation is disposed of, or partially disposed of, such exchange differences are recognized in the consolidated income statement as part of the gain or loss on disposal.

2.5. Cash and cash equivalents

Cash and cash equivalents comprise balances of cash in hand, deposits held at call with banks, and short-term highly liquid investments which are call loans and cash collateral on securities borrowed and reverse repurchase agreements with original maturities of three months or less.

2.6. Financial assets and liabilities

In accordance with IAS 39, financial assets and liabilities, which include derivative financial instruments, are recognized in the consolidated statement of financial position and measured in accordance with their assigned category.

2.6.1. Financial assets

CMTH Group classifies financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. CMTH Group determines the classification of its financial instruments at initial recognition.

(a) Financial assets at fair value through profit or loss

A financial asset is classified as held for trading if it is acquired or incurred principally for the purpose of selling or repurchasing it in the near term or if it is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. “Financial assets held for trading other than derivatives” consist of debt instruments, including Japanese government bonds and commercial paper. All derivatives that do not qualify as hedging instruments are also classified as held for trading and recognized in the consolidated statement of financial position as “Derivative financial assets” or “Derivative financial liabilities” except for embedded derivatives separated from the host contract (see Note 2.8 for more discussion on derivatives). Embedded derivatives separated from a host contract are presented with the host contract in the consolidated statement of financial position. Financial instruments included in this category are recognized initially at fair value; transaction costs are taken directly to the consolidated income statement.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Gains and losses arising from changes in fair value are included directly in the consolidated income statement and are reported as “Net gains (losses) on financial instruments classified as held for trading”. Interest income and expenses, and dividend income on financial assets held for trading are also included in “Net gains (losses) on financial instruments classified as held for trading”. Instruments are derecognized when the rights to receive cash flows have expired or CMTH Group has transferred substantially all the risks and rewards of ownership.

CMTH Group designates certain financial assets upon initial recognition at fair value through profit or loss (fair value option). This designation cannot subsequently be changed. In accordance with IAS 39, an entity may use the fair value option only when any of the following conditions is met:

•	the application of the fair value option reduces or eliminates an accounting mismatch that would otherwise arise;

•	the financial assets are part of a portfolio of financial instruments which is risk managed and reported to senior management on a fair value basis; or

•

the financial assets consist of debt host and embedded derivatives that must be separated, and the entity is unable to measure the embedded derivatives separately either at acquisition or at the end of a subsequent financial reporting period.

CMTH Group designates financial instruments at fair value through profit or loss when the designation applied to groups of financial assets, financial liabilities or a combination thereof that are managed, and their performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy, and the information about the groups of financial instruments is reported to management on a fair value basis. Under this criterion, certain investments in externally managed investment funds and privately owned companies held through investment partnerships managed by an investment manager subsidiary are the principal class of financial instruments so designated. Fair value changes relating to financial assets designated at fair value through profit or loss are recognized in “Net losses on financial instruments designated at fair value through profit or loss”. Interest income and dividend income on financial assets designated at fair value through profit or loss are also included in “Net losses on financial instruments designated at fair value through profit or loss”.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:

•

those that CMTH Group intends to sell immediately or in the near term, which shall be classified as held for trading, and those that CMTH Group upon initial recognition designates at fair value through profit or loss;

•	those that CMTH Group upon initial recognition designates as available-for-sale; or

•	those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, which shall be classified as available-for-sale.

Loans and receivables are initially recognized at fair value which is the amount of cash consideration to originate or purchase the loan including any transaction costs and fee received, and measured subsequently at amortized cost using the effective interest method. Loans and receivables are reported in the consolidated statement of financial position as “Loans and advances”, “Investment securities” or other items, as appropriate. Interest on loans is included in the consolidated income statement and is reported as “Interest income”. Impairment loss is reported as a deduction from the carrying amount of the loan and recognized in the consolidated income statement as “Impairment charges”.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that CMTH Group’s management has the positive intention and ability to hold to maturity, other than:

•	those that CMTH Group upon initial recognition designates as at fair value through profit or loss;

•	those that CMTH Group designates as available-for-sale; and

•	those that meet the definition of loans and receivables.

These are initially recognized at transaction price including direct and incremental transaction costs and fees received, if any, and measured subsequently at amortized cost, using the effective interest method. Held-to-maturity investments are included in “Investments securities” in the consolidated statement of financial position. Interest on held-to-maturity investments is included in the consolidated income statement and reported as “Interest income”. In the case of impairment, the impairment loss is reported as a deduction from the carrying amount of the investment and recognized in the consolidated income statement as “Impairment charges”. Held-to-maturity investments primarily comprise Japanese government bonds.

(d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Available-for-sale financial assets are included in “Investments securities” in the consolidated statement of financial position. These available-for-sale financial assets are initially recognized at fair value, which is the amount of cash consideration including any transaction costs, and measured subsequently at fair value with gains and losses being recognized in the consolidated statement of comprehensive income, except for impairment losses and foreign exchange gains and losses, until the financial assets are derecognized. If an available-for-sale financial asset is determined to be impaired, the cumulative gain or loss previously recognized in the consolidated statement of comprehensive income is recognized in the consolidated income statement as “Impairment charges”. Foreign currency gains and losses on monetary assets classified as available-for-sale financial assets are recognized in profit or loss while such gains and losses on non-monetary available-for-sale financial assets are recognized in other comprehensive income. Interest income is calculated using the effective interest method. Dividends on available-for-sale equity instruments are recognized in the consolidated income statement in “Net investment income” when CMTH Group’s right to receive payment is established.

(e) Recognition of regular way purchase or sale of securities

CMTH Group uses trade date accounting for regular way purchase or sale of securities when recording financial asset transactions.

2.6.2. Financial liabilities

(a) Financial liabilities designated at fair value through profit or loss

CMTH Group designates certain financial liabilities upon initial recognition at fair value through profit or loss (fair value option). This designation cannot subsequently be changed. According to IAS 39, an entity may use the fair value option only when any of the following conditions is met:

•	the application of the fair value option reduces or eliminates an accounting mismatch that would otherwise arise;

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	the financial liabilities are part of a portfolio of financial instruments which are managed and reported to senior management on a fair value basis; or

•

the financial liabilities consist of debt host and embedded derivatives that are required to be separated, and the entity is unable to measure the embedded derivatives separately either at acquisition or at the end of a subsequent financial reporting period.

The fair value option is applied to short positions held by investment funds that are part of a portfolio managed on a fair value basis. Fair value changes relating to financial liabilities designated at fair value through profit or loss are recognized in “Net losses on financial instruments designated at fair value through profit or loss”.

(b) Financial liabilities measured at amortized cost

Financial liabilities that are not designated as financial liabilities at fair value through profit or loss fall into this category and are measured at amortized cost based on the effective interest method. Financial liabilities measured at amortized cost include deposits, call money, cash collateral on securities lent and repurchase agreements, due to trust accounts, due to investors of trust accounts, debt securities issued, and borrowings.

2.6.3. Determination of fair value

For financial instruments that are traded in active markets, the determination of fair values of financial assets and financial liabilities is based on quoted market prices or dealer price quotations. Those financial instruments include listed equity securities, and debt instruments quoted in active markets and exchange traded futures.

A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s-length basis. If the above criteria are not met, the market is regarded as being inactive. Indications that a market is inactive may include a wide bid-offer spread, significant increase in the bid-offer spread and fewer recent transactions.

For all financial instruments that are not traded in active markets, fair value is determined using valuation techniques. Fair value is estimated from observable data in respect of similar financial instruments valuation models and other techniques can be employed to estimate the present value of expected future cash flows, using inputs (for example, LIBOR yield curve, foreign exchange rates, volatilities and counterparty spreads) existing at the date of the consolidated statement of financial position.

CMTH Group uses widely recognized valuation models for determining fair value of non-standardized financial instruments of lower complexity, such as options or interest rate and currency swaps. For these financial instruments, inputs into models are generally market observable. For more complex instruments, CMTH Group uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry. Valuation models are used primarily to value derivatives transacted in the over-the-counter (“OTC”) market, unquoted debt and equity securities (including those with embedded derivatives) and other debt and equity instruments for which markets were or have become illiquid. Some of the inputs to these models may not be market observable and are therefore estimated based on assumptions. The impact on fair value of financial instrument valuations reflecting non-market observable inputs (level 3 valuations) is disclosed in Note 32.4.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CMTH Group uses its own credit-risk spreads in determining the current value for its derivative liabilities and all other liabilities for which it has elected the fair value option when such liabilities designated at fair value through profit or loss are exposed to own credit risks. When CMTH Group’s credit spreads widen, CMTH Group recognizes a gain on these liabilities because the value of the liabilities decreases. When CMTH Group’s credit spreads narrow, CMTH Group recognizes a loss on these liabilities because the value of the liabilities increases.

The output of a valuation model is always an estimate or approximation of a value that cannot be determined with certainty, and valuation techniques employed may not fully reflect all factors relevant to the positions CMTH Group holds. Valuations are, therefore, adjusted, where appropriate, to allow for additional factors including model risk, liquidity risk and counterparty credit risk. Based on the established fair value model governance policies, and related controls and procedures applied, management believes that these valuation adjustments are necessary and appropriate to fairly state the values of financial instruments carried at fair value in the consolidated statement of financial position. Price data and parameters used in the measurement procedures applied are reviewed carefully and adjusted, if necessary — particularly in view of current market developments.

The fair value of OTC derivatives is determined using valuation methods that are commonly accepted in financial markets, such as present value techniques and option pricing models. The fair value of foreign exchange forwards is generally based on current forward exchange rates. Structured interest rate derivatives are measured using appropriate option pricing models (for example, the Black-Scholes model).

2.6.4. Derecognition

Financial assets are derecognized when the contractual rights to receive the cash flows from these assets have ceased to exist or the assets have been transferred and substantially all the risks and rewards of ownership of the assets are also transferred (that is, if substantially all the risks and rewards have not been transferred, CMTH Group tests control to ensure that continuing involvement on the basis of any retained powers of control does not prevent derecognition). Financial liabilities are derecognized when, and only when, the obligations specified in the contracts are discharged or cancelled or expired, and the liabilities are extinguished.

Collateral (equity and debt securities) provided by CMTH Group under standard repurchase agreements and securities lending and borrowing transactions is not derecognized because CMTH Group retains substantially all the risks and rewards on the basis of the predetermined repurchase price, and the criteria for derecognition are, therefore, not met.

2.7. Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2.8. Derivative financial instruments and hedge accounting

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Fair value is obtained from quoted market prices in active markets (for example, for exchange-traded options), including recent market transactions, and valuation techniques (for example, for swaps and currency transactions), including discounted cash flow models and options pricing models, as appropriate. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. All derivative assets and liabilities, except for embedded derivatives

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

separated from host contracts, are recognized in the consolidated statement of financial position as “Derivative financial assets” and “Derivative financial liabilities”, respectively. Changes in the fair value of derivative instruments that do not qualify for hedge accounting are recognized immediately in the consolidated income statement under “Net gains (losses) on financial instruments classified as held for trading”.

Certain derivatives embedded in other financial instruments, such as the credit default option in a purchased bond, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are separately accounted for at fair value, but are presented together with their host contracts in the consolidated statement of financial position, with changes in fair value recognized in the consolidated income statement as “Net gains (losses) on financial instruments classified as held for trading” unless CMTH Group chooses to designate the hybrid contracts at fair value through profit or loss.

CMTH Group enters into a variety of derivative transactions for purposes other than trading. Though such derivatives may serve as economic hedges against CMTH Group’s risk exposures, they do not always meet the criteria for hedge accounting.

There are three types of hedge relationship: hedges of changes in the fair value of a recognized asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognized asset or liability or a highly probable forecasted transaction (cash flow hedges); and hedges of the net investment in a foreign operation. Hedge relationships are formally documented at inception. The documentation identifies the hedged item and the hedging instrument and details the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued.

CMTH Group does not apply hedge accounting under IFRS. However, on April 1, 2008, the transition date to IFRS, CMTH Group discontinued hedge accounting for certain cash flow hedging relationships recorded under Japanese GAAP which was not of a type prohibited by IFRS. As a result, the cumulative changes in fair value of these derivatives were recognized in a cash flow hedging reserve within equity and are being recognized in profit or loss in the same periods when the originally hedged transactions affect profit or loss.

2.9. Securities sale and repurchase agreements

Transactions under securities sale and repurchase agreements (“repos”) and securities purchase and reverse repurchase agreements (“reverse repos”) are accounted for as collateralized financing transactions. Securities sold under repos are reclassified in the consolidated statement of financial position as “Assets pledged as collateral” when the transferee has the right by contract or custom to sell or re-pledge the collateral; the counterparty liability is included in “Cash collateral on securities lent and repurchase agreements”. Cash collateral paid under reverse repos is recorded as “Cash collateral on securities borrowed and reverse repurchase agreements”. The differences between sale and repurchase price, and purchase and resell price is treated as interest and accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the consolidated statement of financial position as “Assets pledged as collateral” when the borrower has the right by contract or custom to sell or re-pledge the securities lent and cash collateral received is included in “Cash collateral on securities lent and repurchase agreements”. Cash collateral pledged under securities borrowing agreements is included in “Cash collateral on securities borrowed and reverse repurchase agreements”.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended March 31, 2011 and 2010, there were no security transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that were treated as sales and hence derecognized for accounting purposes.

2.10. Leases

Leases are accounted for in accordance with IAS 17 and IFRIC 4. CMTH Group operates as a lessee and has no material transactions as a lessor.

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by another party, the lessor, are classified as operating leases. Expense for operating leases is charged to the consolidated income statement on a straight-line basis over the period of the lease.

Finance leases

Leases of assets where CMTH Group as a lessee has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of interest on the finance balance outstanding. The corresponding lease obligations, net of finance charges, are included in other liabilities in the consolidated statement of financial position. Finance charges are recognized in the consolidated income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2.11. Property and equipment

Land and buildings comprise branches and offices. All property and equipment used by CMTH Group is stated at historical cost less depreciation and impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Subsequent expenditures are included in the asset’s carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to CMTH Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repair and maintenance costs are charged to other operating expenses during the period in which they are incurred.

Land is not depreciated. Depreciation of other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

•	Buildings: 10-50 years

•	Equipment: 3-8 years

The assets’ residual values and useful lives are reviewed and adjusted, if appropriate, at each reporting date. In addition, assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. They are included in “Other operating income” or “Other operating expenses” in the consolidated income statement.

2.12. Intangible assets

Intangible assets comprise separately identifiable intangible items arising from business combinations, computer software licenses and other intangible assets. Intangible assets are recognized at cost. Intangible assets with a definite useful life are amortized to their residual values using the straight-line method over their estimated useful economic life not exceeding 20 years. Intangible assets with an indefinite useful life are not amortized. At each reporting date, intangible assets are reviewed for indications of impairment. If such indications exist, an intangible asset is analyzed to assess whether its carrying amount is fully recoverable. An impairment loss is recognized if the carrying amount exceeds the recoverable amount. CMTH Group uses the cost model for the measurement after recognition. Intangible assets with indefinite useful lives are tested annually for impairment and whenever there is an indication that the asset may be impaired.

Goodwill

Goodwill represents the excess of the aggregate of the consideration transferred, the amount of any non-controlling interests and the acquisition-date fair value of CMTH Group’s previously held equity interest in the acquiree over the net of acquisition-date amounts of the identifiable assets acquired and the liabilities assumed, and is initially recognized at the date of acquisition.

Goodwill is allocated to cash-generating units or groups of cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose and are identified in accordance with IAS 36. Goodwill is tested annually as well as whenever a triggering event has been observed for impairment by comparing the present value of the expected future cash flows from a cash generating unit with the carrying value of its net assets, including attributable goodwill. Goodwill is carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Computer software licenses

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized to their residual values on the basis of the expected useful lives and the amortization expenses are included in “General and administrative expenses”. Software has a maximum expected useful life of 5 years.

Other intangible assets

Other intangible assets primarily consist of land leasehold rights. They are recognized only when CMTH Group legally obtains the rights and can reliably measure the fair value. Land leasehold rights have an indefinite useful life, and these contracts are not expected to be terminated in the foreseeable future. Land leasehold rights are expected to generate cash flows for an indefinite period of time. They are not amortized but are tested for impairment annually or more frequently if any events or changes in circumstances indicate an impairment may have occurred.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.13. Income tax

Current income tax

Income tax payable (receivable) is calculated on the basis of the applicable tax law enacted or substantively enacted at the date of the consolidated statement of financial position in the respective jurisdiction and is recognized as an expense (income) for the year except to the extent that current tax related to items that are charged or credited in other comprehensive income. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expenses that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Where tax losses can be relieved only by carryforward against taxable profits of future periods, a deductible temporary difference arises. Those losses carried forward are set off against deferred tax liabilities carried in the consolidated statement of financial position.

Deferred income tax

Deferred income tax is provided in full, using the liability method on income tax loss available to carryforward and temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. The principal temporary differences arise from impairment of securities and loans and advances and the impairment allowance for loans and advances. However, deferred income tax is not accounted for if it arises from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax assets are recognized when it is probable that future taxable profit will be available against which these temporary differences can be utilized. Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by CMTH Group and it is probable that the difference will not reverse in the foreseeable future.

The tax effects of the carryforward of unused losses or unused tax credits are recognized as an asset when it is probable that future taxable profits will be available against which these losses can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and CMTH Group intends to settle its current tax assets and liabilities on a net basis.

Deferred income tax related to fair value re-measurement of available-for-sale investments and cash flow hedges, which are recognized in other comprehensive income, is also recognized in other comprehensive income and subsequently in the consolidated income statement together with the deferred gain or loss.

2.14. Retirement benefits

The liability recognized in the consolidated statement of financial position for defined benefit pension plans is the present value of the defined benefit obligations at each date, less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by qualified actuaries using the projected unit credit method. The present value of the defined

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

benefit obligation is determined by discounting the estimated future cash outflows using discount rates derived based on the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to profit or loss over the employees’ expected average remaining working lives.

CMTH Group accounts for assets contributed to the defined benefit plans as plan assets when they meet all conditions for assets held by a long-term employee benefit fund as prescribed under IFRS.

The difference between the fair value of the plan assets and the present value of the defined benefit obligations at the reporting date adjusted for any cumulative unrecognized actuarial gains and losses and past service costs, is recognized as a liability or asset in the consolidated statement of financial position as appropriate. When the calculation for each plan results in a net asset position, the recognized asset is limited to the net total of any cumulative unrecognized actuarial losses and past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

2.15. Provisions

Provisions are recognized when CMTH Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. CMTH Group does not recognize provisions for future operating losses.

Provisions are measured at the present value of the expenditure expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expenses.

2.16. Financial guarantee contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instrument. Such financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities.

Financial guarantees are initially recognized in the consolidated financial statements at fair value on the date the guarantees are issued. Guarantees are agreed on arm’s-length market terms and, therefore, it is considered that the fair value of a financial guarantee equates to the value of the premium receivable at the time the guarantee is issued. Subsequent to initial recognition, CMTH Group’s liabilities under such guarantees are measured at the higher of the initial amount, less amortization of fees recognized in accordance with IAS 18, and the best estimate of the amount required to settle the guarantee. These estimates are determined based on experience of similar transactions and history of past losses, supplemented by the judgment of management. The fee income earned is recognized on a straight-line basis over the life of the guarantee. Any increase in the liability relating to guarantees is reported in the consolidated income statement within “Fee and commission expenses”.

2.17. Loan commitments

Loan commitments, which generally have fixed expiration dates or other termination clauses, are legally binding agreements to lend to customers. Commitments are different from guarantees in that the commitments

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

are generally revocable or have provisions that enable CMTH Group to avoid payments in the event of violations of any conditions of the contracts or certain deterioration of the potential borrowers’ financial condition. Loan commitments may expire without being drawn upon and, therefore, the total commitment amounts are not necessarily exposed to a risk of impairment loss.

Provision is made for loan commitments if it is probable that the facility will be drawn and the resulting loans and advances will be impaired and recognized at a value less than the cash advanced. Provisions are measured using the expected withdrawal, probability of default and collectible amounts at event of default. Commitment fee income on the unused line of loan commitments is recognized on a straight-line basis.

2.18. Preferred shares

Class II and Class III preferred shares issued by CMTH, are financial instruments that contain both a liability and an equity component. The different components of these compound financial instruments are accounted for in equity and in debt securities issued according to their substance of the contractual agreements, as defined in IAS 32 “Financial instruments: Presentation”.

The financial liability component of the preferred shares was valued on the issuance date initially at the present value of the future cash flows with a discount rate determined based on the interest rate of a bond issued by CMTH with the similar characteristics excluding the equity component. The debt component is subsequently measured at amortized cost after initial recognition using the effective interest rate method. The difference between the net proceeds received and the corresponding liability at issuance date was accounted for as an equity component included in the capital surplus account.

Dividends payable on preferred shares are recognized when they are approved by the shareholders.

2.19. Share capital

Classification

Ordinary shares are classified as equity.

Share issuance costs

Incremental costs directly attributable to the issuance of new shares or options or to the acquisition of a business are shown in equity as a deduction, net of tax, from the proceeds. For compound instruments the issuance costs are allocated to the liability and equity components based on their relative fair values at issuance.

Dividends on ordinary shares

Dividends payable on ordinary shares are recognized when they are approved by the shareholders.

The amount of dividends available for distribution to the shareholders of CMTH is determined based on its statutory books of accounts as determined based on Japanese GAAP.

Treasury shares

Where CMTH or other members of CMTH Group purchases CMTH’s equity share capital, the consideration paid is deducted from shareholders’ equity as treasury shares until they are retired. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders’ equity.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.20. Interest income and expenses

Interest income and expenses for all interest-bearing financial instruments are recognized within “Interest income” and “Interest expenses” except for those on financial assets or liabilities held for trading and financial assets or liabilities designated at fair value through profit or loss. Interest income and expenses are recognized using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or interest expenses over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, CMTH Group estimates cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

Once a financial asset or a group of similar financial assets has been written down as a result of impairment, interest income is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

2.21. Fee and commission income

Fees and commissions are generally recognized on an accrual basis when the service has been provided. Loan commitment fees for loans that are likely to be drawn down are deferred (together with related direct costs) and recognized as an adjustment to the effective interest rate on the loan. Loan syndication fees are recognized as income when the syndication has been completed and CMTH Group has retained no part of the loan package for itself or has retained a part at the same effective interest rate as the other participants.

Fees and commissions arising from negotiating, or participating in the negotiation of, a transaction for a third party — such as the arrangement of the acquisition of shares or other securities — are recognized on completion of the underlying transaction. Portfolio and other management advisory and service fees are recognized based on the applicable service contracts, usually on a time-apportioned basis. Fiduciary fees are recognized over the period in which the service is provided. The same principle is applied for asset management fees related to investment funds, wealth management and financial planning that are continuously provided over an extended period of time.

2.22. Dividend income

With the exception of dividends generated from financial assets or liabilities held for trading and financial assets or liabilities designated at fair value through profit or loss, dividends are recognized in the consolidated income statement as “Net investment income” when the entity’s right to receive payment is established. Dividend income generated from financial assets held for trading and financial assets designated at fair value through profit or loss is recognized in the “Net gains (losses) on financial instruments classified as held for trading” or “Net losses on financial instruments designated at fair value through profit or loss” in the consolidated income statement, respectively, when the entity’s right to receive payment is established.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.23. Impairment of financial assets

Assets carried at amortized cost

CMTH Group assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The criteria CMTH Group uses to determine whether there is objective evidence of impairment include:

(i)	significant financial difficulty of the issuer or borrower;

(ii)	a breach of contract, such as a default or delinquency in interest or principal payments;

(iii)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

(iv)	it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

(v)	the disappearance of an active market for that financial asset because of financial difficulties; or

(vi)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including;

(a)	adverse changes in the payment status of borrowers in the group; and

(b)	national or local economic conditions that correlate with defaults on the assets in the group.

CMTH Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If CMTH Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

The amount of the impairment loss is measured as the difference between the financial asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the financial asset is reduced through the use of an impairment allowance account and/or direct charge-offs, and the impairment loss is recognized as “Impairment charges” in the consolidated income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, CMTH Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable. For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics (that is, on the basis of CMTH Group’s internal credit rating process that considers asset type, industry, geographical location, collateral type, past-due status and other relevant factors). Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets within the group, considering historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.

Estimates of changes in future cash flows for a group of financial assets should reflect and be directionally consistent with changes in related observable data from period to period (for example, changes in unemployment rates, property prices, payment status, or other factors indicative of changes in the probability of losses in the group and their magnitude). The methodology and assumptions used for estimating future cash flows are reviewed regularly by CMTH Group to reduce any differences between loss estimates and actual loss experience.

When a loan is uncollectible, it is charged off against the related allowance for loan impairment. Such loans are charged off after all the necessary procedures have been completed and the amount of the loss has been determined. Impairment charges relating to loans and advances are classified in “Impairment charges”. Also, impairment charges relating to investment securities (held-to-maturity and loans and receivables categories) are classified in “Impairment charges”. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed either directly or by adjusting the allowance account. The amount of the reversal is recognized in the consolidated income statement, as appropriate.

Assets classified as available-for-sale

CMTH Group assesses at each date of the consolidated statement of financial position whether there is objective evidence that a financial asset is impaired. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is objective evidence of impairment resulting in the recognition of an impairment loss. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss — is removed from equity and recognized in the consolidated income statement. Impairment losses recognized in the consolidated income statement on equity instruments are not reversed through the consolidated income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated income statement.

2.24. Impairment of non-financial assets

Non-financial assets other than intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows, or cash-generating units. Non-financial assets that have previously been impaired are reviewed for possible reversal of the impairment at each reporting date.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3. Financial risk management

3.1. Introduction

Basic Policies on Risk Management

CMTH Group is working to improve its risk management system recognizing the importance of risk management to ensure sound and stable management of CMTH Group. Risk management is therefore one of the most important functions in CMTH Group.

CMTH Group aims to manage the risks particular to each business or transaction, prevent the emergence of risks, and control risks even where they appear so that losses can be contained. CMTH Group has established an integrated risk management system as a framework for assessment of risks in a comprehensive manner and to keep risks within set limits. Risks are classified into credit risk, market risk, liquidity risk, and operational risk (procedural risk, system risk, legal risk, human risk and tangible fixed asset risk). The results of the monitoring of risk status are reported to the Executive Committee and the Board of Directors on a monthly basis.

CMTH Group has also created a capital management system as a framework for assessing and controlling the level of capital which is required in the business. See Note 3.5.

Certain components of CMTH Group’s financial risk management framework are developed primarily on the basis of financial information prepared in accordance with Japanese GAAP. However, quantitative analysis and information about risk set out below for these components is presented based on the amounts prepared in accordance with IFRS and, accordingly, they are in some respect different from the financial information under Japanese GAAP which are used in the risk management practice at CMTH Group.

Group Risk Management System

Supervision of risk management of CMTH Group is one of the most important functions of CMTH. CMTH has established the Rules for Risk Management as the key principles for risk management and aimed to improve and upgrade its risk management system. Policies and plans are then formulated for each year with respect to risk management.

The Risk Management Department at CMTH supervises overall group risk management, monitors the risk status of the group, and to also supervises, manages and issues instructions to its trust bank and asset management subsidiaries on the development of proper risk management systems. Additionally, the Compliance Department has been formed at CMTH to formulate risk and compliance policies for CMTH Group and to monitor the status of management and operations.

An internal audit system is in place whereby CMTH determines policy improvements of the internal audit system for the group, supervises internal audit functions of the trust bank and asset management subsidiaries and issues instructions upon receipt of reports on audit results and the status of improvements carried out by those subsidiaries.

The trust bank and asset management subsidiaries have developed systems for risk management corresponding to the risk characteristics and compliance requirements of each business.

The Board of Directors of CMTH obtains information, monitors, assesses and analyzes the risk status of CMTH Group. Additionally, the Directors recognize that risk management has a material impact on the achievement of their strategic targets, and the Executive Officers in charge of risk management strive to accurately recognize the

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

status and examine policies and specific measures, based on a sufficient understanding of source, type and characteristics of risks and methods and importance of risk management. The roles and responsibilities of Directors and Executive Officers in charge of risk management are outlined in the respective the Rules for Risk Management.

3.2. Credit risk

Credit risk is the risk of suffering losses in financial assets and off-balance items as a result of deterioration of financial conditions of customers, borrowers or market counterparties. CMTH Group outlines a core framework for risk management in the Rules for Risk Management, and outlines specific requirements for credit risk management in the Rules for Credit Risk Management. In order to maintain asset quality and avert the unpredictable development of nonperforming assets, the target for credit risk management includes lending transactions, market transactions and off-balance transactions.

CMTH Group has also established the Risk Management Department at Chuo Mitsui and Chuo Mitsui Asset, which performs credit risk management with the Risk Management Department of CMTH and the credit related departments. In addition, CMTH Group has established the Investment and Credit Committee at Chuo Mitsui that conducts most of CMTH Group’s credit-related business. The Investment and Credit Committee consists of the president and executives of Chuo Mitsui, and reviews the credit status objectives of loan and security investments.

CMTH Group monitors its risk profile on a monthly basis to ensure that respective credit-related business units remain within the capital allocation amounts established by CMTH as the maximum level of credit risk that may be assumed by each of the credit-related business units. In addition, CMTH Group’s risk management rules are designed to reduce credit concentration with respect to borrowers in specific industries or corporate groups.

The credit risk amounts and credit balances by industry and credit rating are monitored quarterly and provided to the Investment and Credit Committee with regular updates on portfolio status.

In order to monitor the lending activities and achieve appropriate levels of return, CMTH Group has also established a risk index spread corresponding to the degree of risk inherent in each lending transaction of Chuo Mitsui including the duration of the credit and the level of borrower integrity based on that borrower’s internal credit rating.

Reports on the status of risk are also sent to the Executive Committee and Board of Directors of CMTH on a monthly basis.

3.2.1. Credit risk measurement

Lending operations

The estimation of credit exposure is complex and requires the use of models, as the value of a product varies with changes in market variables, expected cash flows and the passage of time. The assessment of credit risk of a portfolio of assets entails further estimations as to the likelihood of defaults occurring, of the associated loss ratios and of default correlations between counterparties.

CMTH Group has developed models to support the quantification of credit risk. These rating and scoring models are in use for all key credit portfolios and form the basis for measuring default risks. In measuring credit risk of loans and advances at a counterparty level, CMTH Group considers three components: (i) the “probability

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of default” (“PD”) by the customer or counterparty on its contractual obligations; (ii) current exposures to the counterparty and its likely future development, from which CMTH Group derives the “exposure at default” (“EAD”); and (iii) the likely loss ratio on the defaulted obligations (the “loss given default”) (“LGD”). The models are reviewed regularly to monitor their robustness relative to actual performance and amended as necessary to optimize their effectiveness. These credit risk measurements, which reflect expected loss (the “expected loss model”), are required by the Basel Committee on Banking Regulations and the Supervisory Practices and are embedded in CMTH Group’s daily operational management. The operational measurements can be contrasted with impairment allowances required under IAS 39, which are based on losses that have been incurred at the date of the consolidated statement of financial position (the “incurred loss model”) rather than expected losses. See Note 3.2.3.

(i) Probability of default

CMTH Group assesses the probability of default of individual counterparties using internal credit rating tools tailored to the various categories of counterparty. They have been developed internally and combine statistical analysis with credit officer judgment. They are validated, where appropriate, by comparison with externally available data. CMTH Group’s rating method comprises 11 rating levels for the 6 normal grades (A, B+, B, C+, C, and C-), the 2 caution grades (D1, D2), and the 3 close observation or lower grades (D3, E, and F). The master scale assigns each rating category exactly one range of probabilities of default, which is stable over time. The rating methods are subject to an annual validation and recalibration so that they reflect the latest projection in the light of all actually observed defaults.

CMTH Group has established and maintains internal credit ratings for each corporate customer or counterparty. The internal credit rating is designed to link to external ratings designated by rating agencies, including Moody’s and Standard & Poor’s (“S&P”), Rating and Investment Information, Inc. (“R&I”), and Japan Credit Rating Agency, Ltd. (“JCR”). The following table shows the reconciliation between external ratings and internal ratings.

Internal rating	External rating Moody’s	External rating S&P	External rating R&I	External rating JCR	Borrower Classification	Description of the grade
A	Aaa to Aa3	AAA to AA-	AAA to AA-	AAA to AA
B+	A1 to A3	A+ to A-	A+ to A-	AA- to A
B	Baa1	BBB+	BBB+	A-
C+	Baa2 to Baa3	BBB to BBB-	BBB	BBB+ to BBB	Normal	Normal
C	Ba1	BB+	BBB- to BB+	BBB- to BB+
C-	Ba2 to Ba3	BB to BB-	BB	BB

D1	B1	B+	BB-	BB-	Caution	Caution
D2	Below B2	Below B	Below B+	Below B+

D3	N/A	N/A	N/A	N/A	Close Observation
E F	N/A N/A	N/A N/A	N/A N/A	N/A N/A	Possible Bankruptcy Virtual or Legal Bankruptcy	Close observation or lower

In CMTH Group, PD, which is based on the risk parameters standard under Basel II, is calculated as the risk weight of the respective internal credit ratings weighted with EAD estimated value. At March 31, 2011, the weighted average of PD for the 6 normal grades and the 2 caution grades for corporate customers or counterparties are 0.43% and 8.06%, respectively.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CMTH Group assigns a borrower classification to each of the counterparties in accordance with its system of internal credit rating based on the borrower’s ability to repay the loans considering such factors as financial condition, external ratings, cash flow projections and profitability. CMTH Group’s borrower classifications are as follows:

Normal — Borrowers whose business prospects are favorable and whose financial position exhibits no particular problems.

Caution — Borrowers whose business condition is weak or unstable; or who are otherwise having some financial difficulties; or who have missed principal or interest payments. In this classification, borrowers are generally current in performing their obligations without significant delays and shortfalls. There are some borrowers whose principal and interest payments are past due or who are in deficit; however, no significant doubt is judged to exist about their ability to repay, considering the nature of industry, business prospects, cash flows, restructuring plan and financial support from others. Nevertheless, these borrowers require special attention on an on-going basis in view of their financial condition and business prospects. If there is more than insignificant doubt about the borrowers’ ability to repay, they will be downgraded.

Close observation — Borrowers whose business or financial condition is deteriorating or becoming unstable; or who are otherwise experiencing financial difficulties, and the lending conditions are relaxed such as reduced or suspended interest payments (renegotiated loans).

Possible bankruptcy — Borrowers whose bankruptcy is not currently imminent but for whom the eventuality of failure in the future is high because financial difficulty exists and a sufficient boost through a business improvement plan, for example, is not expected. This category includes borrowers receiving support from a financial institution or other backer.

Virtual bankruptcy — Borrowers that face serious financial difficulties and while they have not been declared legally bankrupt, but are substantially in the same condition of insolvency because of serious financial difficulties or because of a lack of prospects for successful restructuring. These borrowers have low prospects of future profitability and continued solvency because, among other reasons, their business and financial condition has significantly deteriorated, or some or all of their loans are past due.

Legal bankruptcy — Borrowers who have entered into bankruptcy proceedings, civil rehabilitation proceedings, corporate reorganization proceedings, special liquidation proceedings or similar proceedings, or whose bills are subject to suspension at the clearing house.

Not rated — CMTH Group does not assign borrower classifications to certain financial instruments, including principally securitized financial assets such as asset backed securities and mortgage backed securities. CMTH Group, however, monitors such securities using other available information, such as external ratings, performance, cash flows, underlying collaterals, level of subordination and other credit enhancement, etc., for credit risk management.

(ii) Exposure at default

Exposure at default is based on the amounts CMTH Group expects to be owed at the time of default. For example, for a loan this is the face value. For a commitment, CMTH Group includes any amount already drawn plus the further amount that may have been drawn by the time of default, should it occur.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(iii) Loss given default/loss severity

Loss given default or loss severity represents CMTH Group’s expectation of the extent of loss on a claim should default occur. It is expressed as percentage loss per unit of exposure. It typically varies by type of counterparty, type and seniority of claim and availability of collateral or other credit support. The measurement of exposure at default and loss given default is based on the risk parameters standard under Basel II for measuring the exposure for credit risk on a portfolio basis (for example, housing loans).

Derivatives and long-term settlement transactions

CMTH Group manages counterparty credit risk on derivatives and long-term settlement transactions based on current and potential credit exposures. Counterparty credit risk is calculated by adding the future potential exposure to the current replacement costs that would be required to enter into contacts with comparable terms and conditions in the market. Counterparty credit risk is managed in CMTH Group’s asset self-assessments conducted on a regular basis (quarterly and semiannually), monitoring the amounts of the counterparty credit risk to manage the exposure within the allocated capital amount. In addition, counterparty credit risk is subject to the assessment of credit risk concentration and is controlled together with the credit risk on on-balance items such as loans and advances.

3.2.2. Risk limit control and mitigation policies

The Japanese Banking Act (the “Banking Act”) restricts the aggregate amount of loans, guarantees and capital investments to any single customer for the purposes of avoiding excessive concentration of credit risk. The aggregate amount of lending, which for this purpose includes equity investments, guarantees or other extensions of credit, by a bank (or a bank together with its subsidiaries and affiliates), with some exceptions, may not exceed 25% (or 15% if the customer is a principal shareholder of the bank) of the total qualifying capital of the bank (or the bank together with its subsidiaries and affiliates) with respect to a single customer and 40% of total qualifying capital of the bank (or the bank together with its subsidiaries and affiliates) with respect to a customer group. The same restriction applies to a bank group on a consolidated basis. For a bank group (a bank, its subsidiaries and certain of its affiliates), the applicable limit in respect of the aggregate exposure to any single customer, or a customer and certain of its affiliates, is 25% and 40%, respectively (or 15% or 25%, respectively, if such customer is a principal shareholder of the bank), of the total qualifying capital of the bank group.

Within CMTH Group, Chuo Mitsui holds most of the credit risk exposures as it is the principal banking subsidiary engaged in loans, guarantees and capital investments within CMTH Group. In order to eliminate excessive credit concentration extended to borrowers in a specific industrial sector, internal credit rating or corporate group, Chuo Mitsui sets a benchmark regarding lending limits to respective borrower companies and corporate groups, which if reached requires discussion with management on the direction needed to manage and control credit risk exposures. The risk management departments also monitor the credit balance status on a monthly basis, and report to the Investment and Credit Committee. If, based on monitoring, the credit balance exceeds the benchmark and thus requires discussion on direction, measures will be drafted, which include the target credit balance and safeguards against default, and discussions will be held at the management level. Monitoring is otherwise performed each quarter on the status of the balance and credit risk amounts by industrial sector, and reporting is made to the Investment and Credit Committee. In the case where the balance composition ratio and the credit risk amounts composition ratio by industry classification exceed a certain percentage for a specific industrial sector, future handling policies, including restriction of credit are submitted to the Investment and Credit Committee.

In addition to the limit on exposure to a single customer or their affiliates as described above, CMTH Group has internal rules to control its exposure to a single counterparty or groups of counterparties. Counterparty limits

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for customers with “Normal” borrower classification require the formal approval of the Investment and Credit Committee. For the other exposures with borrower classification other than “Normal”, there are stringent internal rules to restrain credit exposure to a single counterparty or groups of counterparties.

Current status of large counterparty credit exposures by each rating is monitored and reported to the Investment and Credit Committee on a monthly basis and to the Executive Committee on a quarterly basis. Other specific control and credit risk mitigation measures are outlined below:

(a) Collateral

Collateral is classified into types such as deposit collateral, commercial bills, securities, real estate, assignment of obligation, pledge of obligation, and other movables and immovables. CMTH Group has determined the methods of assessing the collateral according to the nature and characteristics of the collateral and also has established rules and manuals for revising assessments.

For the purpose of assessing the collateral, haircuts are set for respective types of collateral. Particularly for real estate collateral, rates of haircut are examined on the basis of historical records for sales of foreclosed assets. Additionally, assessment of marketable securities is reviewed and the ratio of loan to collateral value is checked every month.

In order to ensure that the collection of principal and interest is effectively secured by collateral, procedures are established to confirm that the collateral setter has lawful title over the pledged assets and the right is perfected through registration of the collateral. The foregoing procedures are performed when originating loans and advances.

Upon registration of collateral, its effectiveness and marketability are carefully judged and assessed, for example, by considering whether or not there is excessive concentration in the names on collateral share certificates, etc.

(b) Offsetting and netting

Deposits may be offset against loans and advances to the customers in accordance with the terms and conditions in the bank transaction agreements after ensuring that the offset is legally enforceable. CMTH Group checks the balances and conditions of individual deposits at the time of loan origination and, subsequently, monitors the status of customer deposits on a daily basis.

For the application of bilateral netting agreements, CMTH Group obtains a legal opinion to ensure that netting is legally enforceable under the laws of the jurisdiction of the transaction counterparties with respect to the types of transactions specified in the master netting agreements.

(c) Guarantees

Guarantee procedures are followed for corporations (primarily parent companies), credit guarantee associations, guarantee companies and individuals who act as primary guarantors. CMTH Group confirms whether the guarantor has funds and is a competent person with high creditworthiness. In addition, CMTH Group assigns an internal credit rating to corporate guarantors, as used for lending, to assess creditworthiness.

If a guarantor is a parent company or a subsidiary of the primary debtor, the guarantor and primary debtor are managed as a unit of the same corporate group. Additionally, in the case of a guarantee from a party that has a personnel or capital connection with the primary debtor, the guarantor is included in the relevant corporate group, and subject to credit concentration risk monitoring.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.2.3. Impairment and provisioning policies

The internal and external rating systems described in Note 3.2.1. focus on expected credit losses — that is, taking into account the risk of future events giving rise to losses. In contrast, impairment losses are recognized for financial reporting purposes only for losses that have been incurred at the reporting date based on objective evidence of impairment. Due to the different methodologies applied, the amount of incurred credit losses recognized in the consolidated financial statements is usually lower than the amount determined from the expected loss model that is used for internal operational management and banking regulation purposes.

The table below shows CMTH Group’s on-and off-balance exposures and the associated impairment losses for each of CMTH Group’s internal credit rating categories at March 31, 2011 and 2010. For on-balance financial assets, credit risk exposure indicates the gross amount after deducting any impairment losses recognized in accordance with IAS 39. Impairment losses in the table below include both life-to-date direct charge-off impairment and impairment allowance.

For financial reporting purposes, other than the individually significant financial assets, of which objective evidence of impairment exists and impairments are individually assessed, financial assets are collectively evaluated for impairment.

For the assets collectively evaluated for impairment, the loss is measured based on the historical loss experience adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.

	At March 31,
	2011		2010
	Credit risk exposure	Impairment losses	Credit risk exposure	Impairment losses
	(Millions of yen)
Normal	12,651,545	24,158	13,250,682	18,314
Caution	388,465	8,659	442,649	9,939
Close observation or lower	108,208	50,214	93,152	69,156
Not rated(1)	134,014	37	127,810	—

On-balance items total	13,282,232	83,068	13,914,293	97,409
Off-balance items total(2)	856,614	—	870,918	—

Total	14,138,846	83,068	14,785,211	97,409

Notes:
(1)	Mainly including securitized financial assets such as asset-backed securities and mortgage-backed securities.
(2)	Including items not shown in the consolidated statement of financial position.

CMTH Group recognizes liabilities for financial guarantees, loan commitments and other credit related obligations. At March 31, 2011 and 2010, the carrying amounts of these liabilities are ¥398 million and ¥446 million, respectively, and included in “Other liabilities” in the consolidated statement of financial position.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.2.4. Maximum exposure to credit risk before collateral held or other credit enhancements

Credit risk exposures relating on-balance items shown in the consolidated statement of financial position at March 31, 2011 and 2010 are as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Cash and deposits with banks	519,119	268,450
Call loans	7,859	10,875
Cash collateral on securities borrowed and reverse repurchase agreements	9,378	1,521
Financial assets held for trading other than derivatives(1)	24,277	12,007
Derivative financial assets	198,510	203,406
Financial assets designated at fair value through profit or loss(1)	37,565	31,799
Investment securities — debt securities(1)	1,563,069	1,753,222
Loans and advances	9,550,589	9,710,846
Assets pledged as collateral(1)	1,184,734	1,721,353
Other assets	187,132	200,814

Total	13,282,232	13,914,293

Note:
(1)	Amounts presented above wholly consist of debt securities.

In accordance with IFRS 7, credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The amounts in the table shown above include only assets with exposures to credit risk and, accordingly, exclude investment securities — equity securities, which are not exposed to the credit risk, as defined.

Credit risk exposures relating to off-balance items (those items not shown in the consolidated statement of financial position) at March 31, 2011 and 2010 are as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Financial guarantees	13,880	18,281
Loan commitments and other credit related obligations — individual	116,482	119,982
Loan commitments and other credit related obligations — corporate	726,252	732,655

Total	856,614	870,918

The above tables present maximum credit risk exposures, which indicate the gross amount after deducting any impairment losses recognized in accordance with IAS 39 at March 31, 2011 and 2010 and do not take into account any collateral held or other credit enhancements. As shown above, 72%, and 70% of the total maximum exposure relating to on-balance items are derived from loans and advances at March 31, 2011 and 2010, respectively. 12% and 13% of the total maximum exposures relating to on-balance items are derived from investment securities — debt securities at March 31, 2011 and 2010, respectively.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below provides the comparison analysis of on-balance items above based on the internal credit rating at March 31, 2011 and 2010.

	Normal	Caution	Close observation or lower	Not rated	Total
	(Millions of yen)
At March 31, 2011
Cash and deposits with banks	519,119	—	—	—	519,119
Call loans	7,859	—	—	—	7,859
Cash collateral on securities borrowed and reverse repurchase agreements	9,378	—	—	—	9,378
Financial assets held for trading other than derivatives	24,277	—	—	—	24,277
Derivative financial assets	198,096	411	3	—	198,510
Financial assets designated at fair value through profit or loss	9,328	28,237	—	—	37,565
Investment securities — debt securities	1,450,138	15,643	—	97,288	1,563,069
Loans and advances	9,105,527	342,259	102,803	—	9,550,589
Assets pledged as collateral	1,184,734	—	—	—	1,184,734
Other assets	143,089	1,915	5,402	36,726	187,132

Total	12,651,545	388,465	108,208	134,014	13,282,232

At March 31, 2010
Cash and deposits with banks	268,450	—	—	—	268,450
Call loans	10,875	—	—	—	10,875
Cash collateral on securities borrowed and reverse repurchase agreements	1,521	—	—	—	1,521
Financial assets held for trading other than derivatives	12,007	—	—	—	12,007
Derivative financial assets	202,821	547	38	—	203,406
Financial assets designated at fair value through profit or loss	2,080	29,719	—	—	31,799
Investment securities — debt securities	1,637,030	14,172	58	101,962	1,753,222
Loans and advances	9,223,585	397,935	89,326	—	9,710,846
Assets pledged as collateral	1,721,353	—	—	—	1,721,353
Other assets	170,960	276	3,730	25,848	200,814

Total	13,250,682	442,649	93,152	127,810	13,914,293

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.2.5. Concentration of risks of financial assets with credit risk exposures

(a) Geographical sectors

The following table shows CMTH Group’s credit exposures at their carrying amounts without taking into account any collateral held or other credit enhancements, categorized into geographical regions where counterparties or borrowers are located at March 31, 2011 and 2010.

In the table below, credit risk exposures by geographical regions indicate the amount after deducting life-to-date direct charge-off impairment.

	Japan	United States	Other	Less- impairment allowance	Total
	(Millions of yen)
On-balance items at March 31, 2011
Cash and deposits with banks	506,704	8,338	4,077	—	519,119
Call loans	7,859	—	—	—	7,859
Cash collateral on securities borrowed and reverse repurchase agreements	9,378	—	—	—	9,378
Financial assets held for trading other than derivatives	24,277	—	—	—	24,277
Derivative financial assets	44,971	44,810	108,729	—	198,510
Financial assets designated at fair value through profit or loss	37,565	—	—	—	37,565
Investment securities — debt securities	1,066,201	161,516	335,352	—	1,563,069
Loans and advances	9,423,153	14,327	170,258	57,149	9,550,589
Assets pledged as collateral	507,735	575,274	101,725	—	1,184,734
Other assets	175,053	10,806	2,148	875	187,132

Total	11,802,896	815,071	722,289	58,024	13,282,232

	Japan	United States	Other	Total
	(Millions of yen)
Off-balance items at March 31, 2011
Financial guarantees	13,861	—	19	13,880
Loan commitments and other credit related obligations — individual	116,482	—	—	116,482
Loan commitments and other credit related obligations — corporate	724,714	582	956	726,252

Total	855,057	582	975	856,614

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Japan	United States	Other	Less- impairment allowance	Total
	(Millions of yen)
On-balance items at March 31, 2010
Cash and deposits with banks	245,518	195	22,737	—	268,450
Call loans	10,875	—	—	—	10,875
Cash collateral on securities borrowed and reverse repurchase agreements	1,521	—	—	—	1,521
Financial assets held for trading other than derivatives	12,007	—	—	—	12,007
Derivative financial assets	188,484	7,359	7,563	—	203,406
Financial assets designated at fair value through profit or loss	31,799	—	—	—	31,799
Investment securities — debt securities	1,325,404	120,159	307,659	—	1,753,222
Loans and advances	9,581,036	39,090	151,010	60,290	9,710,846
Assets pledged as collateral	968,200	696,087	57,066	—	1,721,353
Other assets	199,526	1,623	1,212	1,547	200,814

Total	12,564,370	864,513	547,247	61,837	13,914,293

	Japan	United States	Other	Total
	(Millions of yen)
Off-balance items at March 31, 2010
Financial guarantees	16,929	1,323	29	18,281
Loan commitments and other credit related obligations — individual	119,982	—	—	119,982
Loan commitments and other credit related obligations — corporate	731,725	930	—	732,655

Total	868,636	2,253	29	870,918

Note:	CMTH Group principally operates in Japan and its credit exposures predominantly rest with the counterparties in Japan. However, these domestic counterparties are well diversified across a variety of industry sectors and, accordingly, the credit risk concentration has been mitigated.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Industry sectors

The following table represents CMTH Group’s credit exposures at their carrying amounts without taking into account any collateral held or other credit enhancements, as categorized by industry sectors at March 31, 2011 and 2010.

In the table below, credit risk exposures by industry sectors indicate the amount after deducting life-to-date direct charge-off impairment.

	Domestic
	Corporate					Individual
	Manufac- turing	Government and public	Banks and financial institutions	Real estate	Other industries	Housing loans	Other loans	Total domestic	Overseas	Less- Impairment allowance	Total
	(Millions of yen)
On-balance items at March 31, 2011
Cash and deposits with banks	—	—	506,704	—	—	—	—	506,704	12,415	—	519,119
Call loans	—	—	7,859	—	—	—	—	7,859	—	—	7,859
Cash collateral on securities borrowed and reverse repurchase agreements	—	—	9,378	—	—	—	—	9,378	—	—	9,378
Financial assets held for trading other than derivatives	1,997	315	—	—	21,965	—	—	24,277	—	—	24,277
Derivative financial assets	1,551	—	39,238	1,811	2,371	—	—	44,971	153,539	—	198,510
Financial assets designated at fair value through profit or loss	28,237	—	—	—	9,328	—	—	37,565	—	—	37,565
Investment securities — debt securities	3,651	929,872	8,802	8,739	115,137	—	—	1,066,201	496,868	—	1,563,069
Loans and advances	951,817	6,041	1,730,383	1,195,351	1,780,327	3,571,398	187,836	9,423,153	184,585	57,149	9,550,589
Assets pledged as collateral	—	507,735	—	—	—	—	—	507,735	676,999	—	1,184,734
Other assets	3,989	3,795	125,253	18,060	8,712	14,482	762	175,053	12,954	875	187,132

Total	991,242	1,447,758	2,427,617	1,223,961	1,937,840	3,585,880	188,598	11,802,896	1,537,360	58,024	13,282,232

	Domestic
	Corporate					Individual
	Manufac- turing	Govern- ment and public	Banks and financial institutions	Real estate	Other industries	Housing loans	Other loans	Total domestic	Overseas	Total
	(Millions of yen)
Off-balance items at March 31, 2011
Financial guarantees	631	—	—	—	13,105	63	62	13,861	19	13,880
Loan commitments and other credit related obligations — individual(1)	—	—	—	—	—	44,181	72,301	116,482	—	116,482
Loan commitments and other credit related obligations — corporate	301,565	—	79,167	75,567	268,415	—	—	724,714	1,538	726,252

Total	302,196	—	79,167	75,567	281,520	44,244	72,363	855,057	1,557	856,614

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Domestic
	Corporate					Individual
	Manufac- turing	Govern- ment and public	Banks and financial institutions	Real estate	Other industries	Housing loans	Other loans	Total domestic	Overseas	Less- Impairment allowance	Total
	(Millions of yen)
On-balance items at March 31, 2010
Cash and deposits with banks	—	—	245,518	—	—	—	—	245,518	22,932	—	268,450
Call loans	—	—	10,875	—	—	—	—	10,875	—	—	10,875
Cash collateral on securities borrowed and reverse repurchase agreements	—	—	1,521	—	—	—	—	1,521	—	—	1,521
Financial assets held for trading other than derivatives	1,990	50	7,970	—	1,997	—	—	12,007	—	—	12,007
Derivative financial assets	4,778	—	174,037	3,103	6,566	—	—	188,484	14,922	—	203,406
Financial assets designated at fair value through profit or loss	—	—	—	—	31,799	—	—	31,799	—	—	31,799
Investment securities — debt securities	9,921	1,167,037	14,888	12,074	121,484	—	—	1,325,404	427,818	—	1,753,222
Loans and advances	953,096	5,945	1,662,671	1,243,964	1,761,822	3,620,867	332,671	9,581,036	190,100	60,290	9,710,846
Assets pledged as collateral	—	930,095	—	—	38,105	—	—	968,200	753,153	—	1,721,353
Other assets	2,336	2,845	164,452	14,616	5,686	8,783	808	199,526	2,835	1,547	200,814

Total	972,121	2,105,972	2,281,932	1,273,757	1,967,459	3,629,650	333,479	12,564,370	1,411,760	61,837	13,914,293

	Domestic
	Corporate					Individual
	Manufac- turing	Government and public	Banks and financial institutions	Real estate	Other industries	Housing loans	Other loans	Total domestic	Overseas	Total
	(Millions of yen)
Off-balance items at March 31, 2010
Financial guarantees	8	—	31	—	16,752	55	83	16,929	1,352	18,281
Loan commitments and other credit related obligations — individual(1)	—	—	—	—	—	41,916	78,066	119,982	—	119,982
Loan commitments and other credit related obligations — corporate	309,952	—	60,336	82,667	278,770	—	—	731,725	930	732,655

Total	309,960	—	60,367	82,667	295,522	41,971	78,149	868,636	2,282	870,918

Note:

(1)	The amount of home-backed card loans is included in “Housing loans.”

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.2.6. Loans and advances

Loans and advances at March 31, 2011 and 2010 are summarized as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Neither past due nor impaired(1)	9,441,549	9,600,004
Past due but not impaired(1)	36,046	49,750
Impaired	130,143	121,382

Amount before deducting impairment allowance	9,607,738	9,771,136
Less: impairment allowance
Normal	23,712	18,299
Caution	6,097	9,934
Close observation or lower	27,340	32,057

Net	9,550,589	9,710,846

Note:
(1)	These balances are classified as normal or caution and are assessed for collective impairment.

Further information of the impairment allowance for loans and advances is provided in Note 12.

(a) Loans and advances neither past due nor impaired

The credit quality of the portfolio of loans and advances that are neither past due nor impaired can be assessed by reference to the internal rating system adopted by CMTH Group. Loans and advances neither past due nor impaired at March 31, 2011 and 2010 are as follows:

	Individual	Corporate	Amount before deducting impairment allowance
	(Millions of yen)
At March 31, 2011
Normal	3,657,779	5,447,825	9,105,604
Caution	21,689	314,256	335,945

Total	3,679,468	5,762,081	9,441,549

At March 31, 2010
Normal	3,814,368	5,393,554	9,207,922
Caution	50,411	341,671	392,082

Total	3,864,779	5,735,225	9,600,004

Note:	Loans and advances classified as normal and caution are assessed for collective impairment.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Loans and advances past due but not impaired

Late processing and other administrative delays on the side of the borrower can lead to a financial asset being past due but not impaired. Loans and advances less than 90 days past due are not usually considered impaired, unless other information is available to indicate the contrary. Loans and advances that are past due but not impaired at March 31, 2011 and 2010 are as follows:

	Individual	Corporate	Amount before deducting impairment allowance
	(Millions of yen)
At March 31, 2011
Past due up to 30 days	27,099	847	27,946
Past due 30 – 60 days	5,389	418	5,807
Past due over 60 days	2,250	43	2,293

Total	34,738	1,308	36,046

Normal	23,220	415	23,635
Caution	11,518	893	12,411

Total	34,738	1,308	36,046

At March 31, 2010
Past due up to 30 days	37,361	92	37,453
Past due 30 – 60 days	7,012	83	7,095
Past due over 60 days	3,606	1,596	5,202

Total	47,979	1,771	49,750

Normal	33,942	20	33,962
Caution	14,037	1,751	15,788

Total	47,979	1,771	49,750

Note:	Loans and advances classified as normal and caution are assessed for collective impairment.

Upon initial recognition of loans and advances, the fair value of collateral is determined based on valuation techniques commonly used for the corresponding assets. Collateral mainly includes real estate, listed equity securities and customer deposits with CMTH Group. In subsequent periods, the fair value is assessed by reference to the appraisal value, market price or redeemable amount, as deemed appropriate.

The fair value of collateral for loans and advances to corporate is ¥1,039 million and ¥1,596 million at March 31, 2011 and 2010, respectively.

With regard to loans to individuals, CMTH Group monitors fair value of collateral only for loans that are individually determined to be impaired. It is not practical to disclose the fair value of collateral for loans to individuals past due but not impaired.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c) Loans and advances impaired

Loans and advances that were impaired at March 31, 2011 and 2010 are as follows:

	Individual	Corporate	Amount before deducting impairment allowance
	(Millions of yen)
At March 31, 2011
Carrying amount	45,028	85,115	130,143
Fair value of collateral	31,092	25,128	56,220

At March 31, 2010
Carrying amount	40,782	80,600	121,382
Fair value of collateral	29,117	27,466	56,583

The impaired loans and advances to customers before taking into consideration the amounts estimated to be collectible from collateral held is ¥130,143 million and ¥121,382 million at March 31, 2011 and 2010, respectively. The carrying amount represents the outstanding loans and advances after charge-off against the related allowance for impairment. Charge-offs occur after all the necessary procedures have been completed and the amount of the loss has been determined.

(d) Loans and advances renegotiated

Restructuring activities include waiver of all or part of the debt, suspension and deferral of repayments, modification of the payment terms, etc., which may be agreed upon with the borrower or may be reflected in the restructuring plans prepared by management or proposed by third party creditors. Restructuring policies and practices are based on indicators or criteria that, in the judgment of the management, indicate that payment will most likely continue. These policies are kept under continuous review. Restructuring is most commonly applied to term loans – in particular, corporate loans. In the majority of cases, restructuring results in the loans and advances continuing to be impaired. Impaired losses are generally recognized in profit or loss as a difference between the carrying amounts of loans and advances and the present value of estimated cash flows based on the terms and conditions in the restructuring agreement, discounted at the original effective interest rate. Subsequently, interest income is recognized using the effective interest rate with which estimated cash flows are discounted in measuring impairment. As a renegotiation will often lead to a new agreement, renegotiated loans and advances, which resulted in non-impaired after restructuring but would otherwise have been past due or impaired, are ¥5,705 million and ¥12,162 million at March 31, 2011 and 2010, respectively.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.2.7. Debt securities

The tables below presents an analysis of debt securities based on S&P rating classification or its equivalent at March 31, 2011 and 2010.

	Financial assets held for trading other than derivatives	Financial assets designated at fair value through profit or loss	Investment securities	Assets pledged as collateral	Total
	(Millions of yen)
At March 31, 2011
AAA to AA-	315	—	1,200,705	1,184,734	2,385,754
A+ to A-	19,975	—	280,091	—	300,066
BBB+	2,995	—	46,154	—	49,149
BBB to BBB-	—	2,227	12,538	—	14,765
Lower than BBB-	992	35,338	23,581	—	59,911
Not rated	—	—	—	—	—

Total	24,277	37,565	1,563,069	1,184,734	2,809,645

At March 31, 2010
AAA to AA-	50	—	1,430,412	1,721,353	3,151,815
A+ to A-	1,985	—	239,261	—	241,246
BBB+	—	—	36,025	—	36,025
BBB to BBB-	7,982	2,080	20,294	—	30,356
Lower than BBB-	1,990	29,719	27,230	—	58,939
Not rated	—	—	—	—	—

Total	12,007	31,799	1,753,222	1,721,353	3,518,381

3.2.8. Impairment of financial assets

The following table provides summarized information regarding impairment at March 31, 2011 and 2010.

	At March 31,
	2011			2010
	Amount before deducting impairment losses	Impairment losses	Carrying amount	Amount before deducting impairment losses	Impairment losses	Carrying amount
	(Millions of yen)
Investment securities — equity securities	833,238	215,135	618,103	944,101	193,628	750,473
Investment securities — debt securities	1,565,680	2,611	1,563,069	1,755,137	1,915	1,753,222

Total investment securities	2,398,918	217,746	2,181,172	2,699,238	195,543	2,503,695
Loans and advances	9,629,893	79,304	9,550,589	9,804,793	93,947	9,710,846
Other assets	241,651	5,923	235,728	255,647	1,547	254,100

Total	12,270,462	302,973	11,967,489	12,759,678	291,037	12,468,641

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment losses in the table above include both life-to-date direct charge-off impairment and allowance for impairment. CMTH Group maintains certain collateral that can be applied against potential losses arising from impaired assets. The collateral mainly consists of deposits, commercial bills, securities, and real estate.

3.3. Market risk

CMTH Group has exposures to market risk, which is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices in accordance with IFRS 7. Market risk arises from open positions in interest rate, foreign currency and equity products, all of which are exposed to general and specific market movements and changes in the level of volatility of market rates or prices such as interest rates, foreign exchange rates and equity prices. CMTH Group monitors the market risk in trading and non-trading portfolios together.

CMTH Group segregates duties to ensure appropriate verification takes place. Accordingly, the front office divisions execute transactions, while the back office division confirms the content of these transactions, and the middle office division monitors the market risk, and each division is independent of each other.

The Risk Management Department as a middle office division performs monitoring and reporting of overall market risk on a daily basis.

3.3.1. Market risk management techniques

As part of the management of market risk, CMTH Group undertakes various economical hedging strategies, using interest swaps, foreign exchange contracts and bond options, etc. Transactions under such strategies do not qualify for hedge accounting defined in IAS 39; however, they are used as economic hedges to mitigate the exposures to various market risks. Principal techniques used to measure and control market risk are outlined below.

(a) Value at Risk

CMTH Group utilizes the Value at Risk (“VaR”) approach in the measurement of market risk. VaR measures the maximum loss that could be incurred due to movements of certain specified risk factors based on a specified holding period and confidence level. CMTH Group calculates VaR, principally using a historical simulation technique, based on an analysis of major historical market data and a 99% confidence level.

The Risk Management Department is responsible for monitoring and managing market risk. The Risk Management Department seeks compliance with the capital allocation amounts established by CMTH as the maximum level of market risk that may be assumed by CMTH Group and submits reports to a designated executive officer on a daily basis and the Board of Directors on a monthly basis.

CMTH Group’s market risk measurements are comprehensive, covering foreign exchange, interest rates and other trading business transactions, as well as cross-shareholdings, and other banking business investments. CMTH Group’s market risk management structure is designed to enable CMTH Group to avoid potential risks. CMTH Group has established alarm points and loss limits aiming to prevent the expansion of losses following a downturn in market trading. CMTH Group also undertakes hypothetical stress tests with assumptions that reproduce price swings that have occurred in the market during the past 20 years, and uses these results for verification of the appropriateness of CMTH Group’s capital allocation plans.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As VaR constitutes an integral part of CMTH Group’s market risk control regime, VaR limits are established by the Board of Directors quarterly for all trading portfolio operations and allocated to business units. Actual exposure against limits, together with a consolidated groupwide VaR, is reviewed daily. CMTH Group performs back-tests, which compare VaR against profit or loss, to ascertain the validity of VaR-based risk measurements. The quality of the VaR model is continuously monitored. All back-testing exceptions and any exceptional revenues on the profit side of the VaR distribution are investigated, and all back-testing results are reported to the executive committee.

Additionally, CMTH Group incorporates other means for market risk management, including limits on positions, unrealized losses and option risk, in order to complement VaR.

(b) Stress test

While VaR is an effective risk management tool providing a quantitative measure of market risk and is widely used in the business operations of CMTH Group, management is fully aware of its inherent limitations. VaR does not necessarily predict the maximum risk of losses in the future and actual results could differ from VaR.

VaR is based on statistical and other assumptions, such as static correlations among risk factors, and may vary with assumptions and approaches selected by management. In extreme conditions, a VaR may fail to capture the market risk in a portfolio accurately as the statistical and other assumptions may not align with the actual changes in the risk factors in the market. A stress test is one of the means to complement the limitations of VaR to provide an indication of the potential size of losses that could arise in extreme conditions.

Stress tests are performed monthly by the Risk Management Department. Potential losses on the portfolios are calculated according to major risk factors such as interest rate, foreign exchange rate and equity prices. Portfolios are segregated into banking book, trading book, equity securities, investment partnerships, etc. to calculate VaR in the stress case analysis. Stress scenarios include maximum losses expected in the portfolios based on the movements of the risk factors in the past 20 years.

The results of the stress tests are reviewed by senior management in each business unit and by the Board of Directors. Such review includes the evaluation of the impact of the worse case scenarios on the capital adequacy ratios.

(c) Asset and liability management

Interest rate differentials between interests on lending and investing and funding, or interest rate spreads, are one of the principal sources of profit or loss in the banking business and CMTH Group is exposed to the risk of changes in market interest rates.

One of the principal subsidiaries, Chuo Mitsui, manages risk of fluctuations of market interest rates on lending and investing and funding by means of an asset and liability management (“ALM”) technique. The Corporate Planning Department carries out overall supervision of ALM operations, and the Risk Management Department is responsible for management and analysis relating to ALM, such as monitoring of interest rate risk. An ALM Committee integrally manages the flexible operations of market-related business based on interest rate trends or various types of hedge operations, and meets monthly or more frequently to deliberate on matters regarding ALM. In addition, asset and liability status, market risk and cash flow risk situations and other related matters are reported along with discussion on investment policies for bonds and stock, capital plan formulation, hedge operation implementation and other matters.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For implementation of multi-dimensional risk monitoring, Chuo Mitsui uses such methods as gap analysis by maturity ladder on an interest rate change period basis, interest rate sensitivity analysis by basis point value, periodical profit and loss simulation analysis based on multiple interest rate scenarios, present value fluctuation analysis under interest rate shock, relating to the outlier standards as prescribed in the regulatory capital requirements, in conjunction with its ALM activities.

3.3.2. VaR summary

The following table provides analyses of VaR for the years ended March 31, 2011 and 2010.

		At year end	Average	High	Low
(Billions of yen)
For the year ended March 31, 2011
Trading book	Interest rate risk /Foreign exchange risk Equity risk /Other risk	0.1 —	0.7 —	2.3 —	0.0 —
Banking book	Interest rate risk /Foreign exchange risk Equity risk /Other risk	51.2 161.2	41.8 158.2	54.3 183.6	31.3 129.0

For the year ended March 31, 2010
Trading book	Interest rate risk /Foreign exchange risk Equity risk /Other risk	0.0 —	0.7 —	2.2 —	0.0 —
Banking book	Interest rate risk /Foreign exchange risk Equity risk /Other risk	45.1 178.6	43.4 183.8	56.7 207.9	34.4 162.6

VaR is calculated with a 99 percent confidence level and for a holding period depending on each of the financial instruments and underlying risk factors, one year maximum.

With respect to unquoted equities, such as unlisted equity securities, transactions are not observable with sufficient frequency and the reliable market data particular to CMTH Group’s portfolio is rarely available to factor into the market risk measurement using VaR. Therefore, CMTH Group does not include unquoted equities in the market risk analysis through VaR, but performs sensitivity analysis. Management monitors movements of unquoted equity market risk by assessing the expected changes in the fair value of unquoted equities due to movements in the parameter depending on valuation techniques applied for each product for its valuation process, such as expected future cash flows or market multiples. The following table shows the impacts on profit or loss for the year and other comprehensive income affected by changes in relevant parameters at March 31, 2011 and 2010.

	At March 31,
	2011		2010
	Profit (loss)	Other comprehensive income (loss)	Profit (loss)	Other comprehensive income (loss)
	(Millions of yen)
Parameter increase 10%	11,053	9,589	10,227	11,950
Parameter decrease 10%	(14,339)	(6,188)	(10,729)	(11,332)

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.3.3. Concentration of risks of financial assets with market risk exposure

(a) Equity price risk

CMTH Group is exposed to the effects of fluctuations in prevailing equity prices. The table below summarizes CMTH Group’s exposure to equity price risk at March 31, 2011 and 2010. Included in the table are CMTH Group’s equity instruments at carrying amounts, categorized by industry sectors.

	Financial assets designated at fair value through profit or loss		Investment securities
	Listed	Unlisted	Listed	Unlisted	Total
	(Millions of yen)
At March 31, 2011
Manufacturing	—	—	274,613	11,010	285,623
Transportation	—	—	54,866	3,358	58,224
Real estate	—	—	46,508	12,647	59,155
Service	—	—	10,105	6,291	16,396
Wholesale and retail	—	—	55,362	3,988	59,350
Banks and financial institutions	—	—	12,674	31,094	43,768
Other industries	7,093	49,203	34,862	30,196	121,354
Overseas	—	29,396	—	30,529	59,925

Total	7,093	78,599	488,990	129,113	703,795

At March 31, 2010
Manufacturing	—	—	312,411	13,315	325,726
Transportation	—	—	65,913	13,781	79,694
Real estate	—	—	55,064	7,913	62,977
Service	—	—	13,643	7,108	20,751
Wholesale and retail	—	—	63,521	3,396	66,917
Banks and financial institutions	—	—	17,716	69,055	86,771
Other industries	7,501	70,733	47,429	57,864	183,527
Overseas	—	14,375	—	2,344	16,719

Total	7,501	85,108	575,697	174,776	843,082

(b) Foreign exchange risk

CMTH Group is exposed to the effects of fluctuations in the prevailing foreign currency exchange rates. CMTH Group sets limits on the maximum level of exposure for both overnight and intra-day positions, which are monitored daily. The table below summarizes CMTH Group’s exposure to foreign currency exchange rate risk at March 31, 2011 and 2010. Included in the table are CMTH Group’s financial instruments at carrying amounts, categorized by currency.

Included in the table are CMTH Group’s financial instruments at amount after deducting life-to-date charge-off impairment.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Japanese yen	US dollars	Other	Less- Impairment allowance	Total
	(Millions of yen)
At March 31, 2011
Assets
Cash and deposits with banks	471,419	41,392	6,308	—	519,119
Call loans	7,859	—	—	—	7,859
Cash collateral on securities borrowed and reverse repurchase agreements	9,378	—	—	—	9,378
Financial assets held for trading other than derivatives	24,277	—	—	—	24,277
Derivative financial assets	79,377	91,178	27,955	—	198,510
Financial assets designated at fair value through profit or loss	106,003	16,471	783	—	123,257
Investment securities — equity securities	617,805	173	125	—	618,103
Investment securities — debt securities	1,378,923	157,486	26,660	—	1,563,069

Total investment securities	1,996,728	157,659	26,785	—	2,181,172
Loans and advances	9,469,724	131,329	6,685	57,149	9,550,589
Assets pledged as collateral	507,735	575,274	101,725	—	1,184,734
Other assets	225,047	11,321	235	875	235,728

Total assets	12,897,547	1,024,624	170,476	58,024	14,034,623

Liabilities
Deposits	9,581,667	19,614	1,503	—	9,602,784
Call money	253,000	98,957	—	—	351,957
Cash collateral on securities lent and repurchase agreements	496,712	560,744	104,197	—	1,161,653
Derivative financial liabilities	73,262	85,667	29,139	—	188,068
Financial liabilities designated at fair value through profit or loss	2,533	—	—	—	2,533
Due to trust accounts	16,257	—	—	—	16,257
Due to investors of trust accounts	1,288,328	—	—	—	1,288,328
Debt securities issued	201,479	64,777	—	—	266,256
Borrowings	683,918	—	—	—	683,918
Other liabilities	95,074	26,866	—	—	121,940

Total liabilities	12,692,230	856,625	134,839	—	13,683,694

Off-balance items
Financial guarantees	13,238	623	19	—	13,880
Loan commitments and other credit related obligations — individual	116,482	—	—	—	116,482
Loan commitments and other credit related obligations — corporate	724,190	2,062	—	—	726,252
Commitments to invest in partnerships	7,825	5,501	302	—	13,628

Total off-balance items	861,735	8,186	321	—	870,242

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Japanese yen	US dollars	Other	Less- Impairment allowance	Total
	(Millions of yen)
At March 31, 2010
Assets
Cash and deposits with banks	265,556	28	2,866	—	268,450
Call loans	4,116	6,759	—	—	10,875
Cash collateral on securities borrowed and reverse repurchase agreements	1,521	—	—	—	1,521
Financial assets held for trading other than derivatives	12,007	—	—	—	12,007
Derivative financial assets	65,180	100,475	37,751	—	203,406
Financial assets designated at fair value through profit or loss	112,408	12,000	—	—	124,408
Investment securities — equity securities	749,281	1,029	163	—	750,473
Investment securities — debt securities	1,652,945	82,916	17,361	—	1,753,222

Total investment securities	2,402,226	83,945	17,524	—	2,503,695
Loans and advances	9,616,023	147,358	7,755	60,290	9,710,846
Assets pledged as collateral	935,455	689,841	96,057	—	1,721,353
Other assets	252,812	1,623	1,212	1,547	254,100

Total assets	13,667,304	1,042,029	163,165	61,837	14,810,661

Liabilities
Deposits	9,055,643	7,592	1,487	—	9,064,722
Call money	199,000	107,161	—	—	306,161
Cash collateral on securities lent and repurchase agreements	916,800	689,841	96,057	—	1,702,698
Derivative financial liabilities	56,381	99,159	36,423	—	191,963
Financial liabilities designated at fair value through profit or loss	2,080	—	—	—	2,080
Due to trust accounts	21,356	—	—	—	21,356
Due to investors of trust accounts	1,568,220	—	—	—	1,568,220
Debt securities issued	161,339	72,630	—	—	233,969
Borrowings	1,228,505	—	—	—	1,228,505
Other liabilities	103,008	—	—	—	103,008

Total liabilities	13,312,332	976,383	133,967	—	14,422,682

Off–balance items
Financial guarantees	16,930	1,323	28	—	18,281
Loan commitments and other credit related obligations — individual	119,982	—	—	—	119,982
Loan commitments and other credit related obligations — corporate	731,725	930	—	—	732,655
Commitments to invest in partnerships	15,061	5,660	428	—	21,149

Total off-balance items	883,698	7,913	456	—	892,067

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.4. Liquidity risk

CMTH Group recognizes two types of liquidity risk. In a narrow, cash flow sense, liquidity risk is the risk that CMTH Group either will be unable to secure necessary funds due to a poor financial position or will be forced to acquire funds at interest rates significantly higher than ordinary prevailing rates. In a broader, market-wide sense, liquidity risk is the risk that turmoil in the market will impede CMTH Group’s ability to execute transactions or will compel CMTH Group to execute transactions at prices noticeably more disadvantageous than usual.

CMTH Group has established guidelines with respect to the narrow, cash-flow type of liquidity risk at each trust bank subsidiary, particularly with respect to cash gaps, and CMTH Group monitors compliance with these guidelines in order to control cash flow liquidity risk. In addition, CMTH Group has established contingency plans regarding measures to be invoked in times of emergency in order to facilitate timely and flexible responses to liquidity risk threats.

CMTH Group enhances its ability to accurately identify cash flow risk by entrusting cash flow risk management to the Risk Management Department of each trust bank subsidiary and cash flow control to its treasury department.

With respect to monitoring the broader, market-wide form of liquidity risk, limits of trading value are assigned for each type of transaction, based on such factors as transaction value and CMTH Group’s strategic objectives. CMTH Group monitors compliance with the assigned trading amounts.

CMTH Group seeks to enhance the management of liquidity to meet customers’ loan requirements and deposit withdrawals and to enable CMTH Group to respond to unforeseen situations, such as adverse movements in securities markets or changes in general domestic economic conditions. In accordance with regulatory reserve requirements, CMTH Group maintains reserves with the Bank of Japan against a certain portion of all checking and savings accounts and time deposits. CMTH Group relies primarily on deposits from individuals located in Japan for funding, which CMTH Group believes is a relatively stable source of funds. CMTH Group also raises money through deposit-like trust products (such as principal-guaranteed loan trusts and money trusts), the amount of which is recorded on the consolidated statement of financial position as due to investors of trust accounts as another stable source of funds. In addition, CMTH Group supplements the sources of liquidity of CMTH Group by maintaining a portfolio of securities with high credit ratings that can be quickly converted into cash.

According to the Liquidity Risk Management Regulation of CMTH Group, the treasury department of CMTH controls and manages liquidity risk by assessing the money market circumstances and funding environment, and reports the current funding condition to the executive committee every month. Under guidelines in the Liquidity Risk Management Regulation for how to address an anticipated future cash gap, the treasury department utilizes various kinds of funding resources, such as liquidity provided by Bank of Japan through funding operations, securities lent and repurchase agreements with cash collateral, and short term deposits from banks through the money market, to ensure sufficient liquidity.

3.4.1. Maturity analysis for financial liabilities and assets held for managing liquidity risk

The table below shows the remaining contractual maturities for major categories of financial liabilities and assets at March 31, 2011 and 2010. The amounts are based on the contractual undiscounted cash flows of financial liabilities and assets, including contractual future cash flows of principal payments and interest. The contractual maturity is based on the earliest date on which the financial liabilities may be required to be paid and financial assets are expected to be received.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The information on financial assets is included to provide an understanding of CMTH Group’s exposure to liquidity risk. Liquidity is often managed on a net asset and liability basis and cash inflows from financial assets are contemplated in the liquidity risk management as they are available for cash requirements on financial liabilities.

Derivatives are distinguished between those settled on a net basis and a gross basis. Some derivatives are subject to margin and collateral requirements.

		Contractual cash flows (Undiscounted)
	Carrying amount	On demand	Up to 1 month	1–3 months	3–12 months	1–5 years	Over 5 years	Total
	(Millions of yen)
At March 31, 2011
Assets
Cash and deposit with banks	519,119	485,859	33,260	—	—	—	—	519,119
Call loans	7,859	—	7,859	—	—	—	—	7,859
Cash collateral on securities borrowed and reverse repurchase agreements	9,378	—	9,378	—	—	—	—	9,378
Financial assets held for trading other than derivatives	24,277	—	24,000	1	13	302	—	24,316
Derivative financial assets	198,510	—	29,312	19,222	40,539	105,497	23,781	218,351
Net settlement	—	—	3,185	14,046	39,730	105,075	23,781	185,817
Gross settlement (inflow)	—	—	1,355,365	422,938	35,846	30,653	—	1,844,802
Gross settlement (outflow)	—	—	(1,329,238)	(417,762)	(35,037)	(30,231)	—	(1,812,268)
Financial assets designated at fair value through profit or loss	123,257	31,697	—	27	53	2,796	88,891	123,464
Investment securities — equity securities	618,103	—	—	—	—	—	618,103	618,103
Investment securities — debt securities	1,563,069	—	30,052	67,135	95,869	638,445	871,512	1,703,013

Total investment securities	2,181,172	—	30,052	67,135	95,869	638,445	1,489,615	2,321,116
Loans and advances(1)	9,550,589	100,807	1,380,911	611,956	1,345,026	2,912,597	3,981,591	10,332,888
Assets pledged as collateral	1,184,734	—	1,826	3,291	18,865	742,345	828,037	1,594,364
Other assets	235,728	5,898	94,908	—	121,289	13,633	—	235,728

Total assets	14,034,623	624,261	1,611,506	701,632	1,621,654	4,415,615	6,411,915	15,386,583

Liabilities
Deposits	9,602,784	1,631,102	574,698	909,707	2,907,278	3,611,546	79,702	9,714,033
Call money	351,957	—	309,196	26,963	15,799	—	—	351,958
Cash collateral on securities lent and repurchase agreements	1,161,653	—	1,161,653	—	—	—	—	1,161,653
Derivative financial liabilities	188,068	49	29,323	19,985	36,648	90,358	17,264	193,627
Net settlement	—	49	2,146	13,511	35,664	89,593	17,264	158,227
Gross settlement (inflow)	—	—	(1,443,786)	(462,532)	(32,539)	(53,871)	—	(1,992,728)
Gross settlement (outflow)	—	—	1,470,963	469,006	33,523	54,636	—	2,028,128
Financial liabilities designated at fair value through profit or loss	2,533	2,533	—	—	—	—	—	2,533
Due to trust accounts	16,257	16,257	—	—	—	—	—	16,257
Due to investors of trust accounts	1,288,328	1,010,150	5,387	10,447	47,678	178,800	52,636	1,305,098
Debt securities issued	266,256	—	652	1,304	5,867	234,424	60,723	302,970
Borrowings	683,918	—	49,102	98,249	446,705	87,306	5,012	686,374
Other liabilities	121,940	—	114,428	5,045	1,138	1,380	—	121,991

Total liabilities	13,683,694	2,660,091	2,244,439	1,071,700	3,461,113	4,203,814	215,337	13,856,494

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Contractual cash flows (Undiscounted)
	Carrying amount	On demand	Up to 1 month	1–3 months	3–12 months	1–5 years	Over 5 years	Total
	(Millions of yen)
At March 31, 2010
Assets
Cash and deposit with banks	268,450	268,450	—	—	—	—	—	268,450
Call loans	10,875	—	10,875	—	—	—	—	10,875
Cash collateral on securities borrowed and reverse repurchase agreements	1,521	—	1,521	—	—	—	—	1,521
Financial assets held for trading other than derivatives	12,007	—	9,971	1,983	1	3	52	12,010
Derivative financial assets	203,406	—	30,067	24,454	55,959	163,198	52,706	326,384
Net settlement	—	—	4,238	18,320	54,047	162,977	52,686	292,268
Gross settlement (inflow)	—	—	807,222	264,173	57,404	3,153	356	1,132,308
Gross settlement (outflow)	—	—	(781,393)	(258,039)	(55,492)	(2,932)	(336)	(1,098,192)
Financial assets designated at fair value through profit or loss	124,408	34,162	25	—	75	2,222	88,204	124,688
Investment securities — equity securities	750,473	—	—	—	—	—	750,473	750,473
Investment securities — debt securities	1,753,222	—	2,792	32,042	549,542	599,448	655,231	1,839,055

Total investment securities	2,503,695	—	2,792	32,042	549,542	599,448	1,405,704	2,589,528
Loans and advances(1)	9,710,846	128,622	1,272,214	622,637	1,293,093	3,161,118	3,992,522	10,470,206
Assets pledged as collateral	1,721,353	—	18,303	48,115	105,237	1,242,048	614,341	2,028,044
Other assets	254,100	4,771	127,715	—	28,134	93,480	—	254,100

Total assets	14,810,661	436,005	1,473,483	729,231	2,032,041	5,261,517	6,153,529	16,085,806

Liabilities
Deposits	9,064,722	1,680,898	330,588	659,676	2,629,675	3,784,570	70,630	9,156,037
Call money	306,161	—	297,231	8,930	—	—	—	306,161
Cash collateral on securities lent and repurchase agreements	1,702,698	—	1,702,698	—	—	—	—	1,702,698
Derivative financial liabilities	191,963	—	30,297	24,261	51,280	146,365	48,576	300,779
Net settlement	—	—	3,769	18,353	49,427	145,086	48,575	265,210
Gross settlement (inflow)	—	—	(871,342)	(262,929)	(46,526)	(45,478)	(37)	(1,226,312)
Gross settlement (outflow)	—	—	897,870	268,837	48,379	46,757	38	1,261,881
Financial liabilities designated at fair value through profit or loss	2,080	2,080	—	—	—	—	—	2,080
Due to trust accounts	21,356	21,356	—	—	—	—	—	21,356
Due to investors of trust accounts	1,568,220	1,217,618	6,223	16,468	56,253	214,778	79,067	1,590,407
Debt securities issued	233,969	—	640	1,281	5,764	164,087	143,674	315,446
Borrowings	1,228,505	—	94,463	188,663	848,260	94,720	5,880	1,231,986
Other liabilities	103,008	3,605	91,632	4,759	1,140	1,960	—	103,096

Total liabilities	14,422,682	2,925,557	2,553,772	904,038	3,592,372	4,406,480	347,827	14,730,046

Note:
(1)	On demand loans and advances above represent outstanding loans and advances that are past due and overdraft.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.4.2. Maturity analysis for off-balance items

In the ordinary course of business and primarily to facilitate customer transactions, CMTH Group enters into transactions which may involve the use of off-balance items. These items include financial guarantees, loan commitments and commitments to invest in partnerships.

(a) Financial guarantees

Financial guarantee contracts are contracts that require CMTH Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due, in accordance with the terms of debt instrument (Note 47). Such financial guarantees are given to banks, financial institutions and other parties on behalf of customers to secure loans.

(b) Loan commitments

CMTH Group enters into commitments to lend to its customers, both individual and corporate, subject to certain conditions. Such loan commitments include card loans for individual or foreign currency contracts for corporate customers.

(c) Commitments to invest in partnership

CMTH Group enters into commitment agreements, which requires it to invest in a partnership when CMTH Group receives a capital call. When CMTH Group invests in a new business of partnership, the capital call may be used as a method of financing.

The table below shows the carrying amounts of financial guarantees, loan commitments and commitments to invest in partnerships at March 31, 2011 and 2010, and the earliest dates on which CMTH Group could be required to pay in accordance with the terms and conditions under the respective contracts. The carrying amounts represent the maximum amounts that CMTH Group may be required to pay. However, contractual terms and conditions may not be satisfied and cash payments under the contracts will not occur.

	On demand	Up to 1 month	1–3 months	3–12 months	1–5 years	Over 5 years	Total
	(Millions of yen)
Off–balance items at March 31, 2011
Financial guarantees	13,880	—	—	—	—	—	13,880
Loan commitments and other credit related obligations — individual	116,482	—	—	—	—	—	116,482
Loan commitments and other credit related obligations — corporate	726,252	—	—	—	—	—	726,252
Commitments to invest in partnerships	13,628	—	—	—	—	—	13,628

Total	870,242	—	—	—	—	—	870,242

Off–balance items at March 31, 2010
Financial guarantees	18,281	—	—	—	—	—	18,281
Loan commitments and other credit related obligations — individual	119,982	—	—	—	—	—	119,982
Loan commitments and other credit related obligations — corporate	732,655	—	—	—	—	—	732,655
Commitments to invest in partnerships	21,149	—	—	—	—	—	21,149

Total	892,067	—	—	—	—	—	892,067

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.5. Capital management

CMTH, Chuo Mitsui and Chuo Mitsui Asset are subject to regulatory capital requirements administered by the Financial Services Agency of Japan (the “FSA”) in accordance with the provisions of the Banking Act and related regulations.

The FSA’s capital adequacy guidelines closely follow the risk-adjusted approach proposed by the Basel Committee of Banking Supervision and are intended to further strengthen the soundness and stability of Japanese banks. Under the risk-adjusted capital framework of the FSA’s capital adequacy guidelines, on-balance sheet assets and off-balance sheet exposures are assessed according to broad categories of relative risk, based primarily on the credit risk of the counterparty, country transfer risk and the risk regarding the category of transactions.

The FSA provides two sets of capital adequacy standards. One is a set of standards applicable to Japanese banks and bank holding companies with overseas branches conducting international operations, as defined, (the “international standard”) and the other is applicable to Japanese banks and bank holding companies that are not engaged in international operations conducted by overseas branches (the “domestic standard”). The international standard requires a minimum risk-adjusted capital ratio of 8.0%, including capital charges for market risk, for banking institutions with international operations while the minimum capital ratio is 4.0% for banking institutions which do not conduct international operations under the domestic standard.

The FSA’s capital adequacy guidelines place considerable emphasis on tangible common shareholders’ equity as the core element of the capital base, with appropriate recognition of other components of capital.

For banking institutions which do not have international operations, capital is classified into two tiers, referred to as core capital (Tier I) and supplementary capital (Tier II). Core capital generally consists of shareholders’ equity less any recorded goodwill and certain other items. Supplementary capital generally consists of (i) the general reserve for possible loan losses (subject to a limit of 0.625% of total risk-adjusted assets determined as the total of the applied standard method and operational risk, divided by 4.0%), (ii) the balance of subordinated perpetual debt and (iii) the balance of subordinated term debt with original maturity of over five years and limited life preferred equity (up to a maximum of 50% of core capital). Supplementary capital may be counted up to the amount equivalent to core capital.

CMTH, Chuo Mitsui and Chuo Mitsui Asset do not have overseas branches conducting international operations, as defined, and are subject to the minimum capital adequacy ratio of 4.0%.

Under FSA guidelines, the amount of net deferred tax assets that can be recorded without diminishing the Tier I capital of major Japanese banks and their holding companies, including CMTH Group is limited to 20% of the level of their Tier I capital.

In 2004, the Basel Committee announced the Basel II amended rules with respect to minimum capital requirements, including amended risk weight calculations, the inclusion of operational risk and the introduction of internal credit rating systems, supervisory review and market discipline through effective disclosure. The amendments adopt variable risk weights according to the credit rating given to the obligor of the risk assets. The better the credit rating of an obligor, the lower is the risk weight applicable to the risk assets owed by it. The amended rules also require financial institutions to establish an internal risk management system, to disclose relevant information and to establish an appropriate reserve against operational risk. These rules took effect in Japan in 2007, except for the introduction of the advanced IRB approach and the advanced measurement approach which took effect in 2008.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below summarizes the composition of regulatory capital and the ratios of CMTH Group on a consolidated basis at March 31, 2011 and 2010. During those years, CMTH Group and individual entities within CMTH Group complied with all of the externally imposed capital requirements to which they were subject.

	At March 31,
	2011	2010
	(Millions of yen, except percentages)
Tier I capital
Capital stock	261,608	261,608
Non-cumulative perpetual preferred stock of above	—	—
Capital surplus	—	—
Retained earnings	405,988	377,592
Treasury stock (–)	282	270
Projected amount of distributed income (–)	6,632	13,264
Foreign currency translation adjustment	(2,129)	(1,738)
Minority interests of consolidated subsidiaries and affiliates	187,874	187,805
Non-dilutive preferred securities issued by overseas SPCs among above	183,500	183,500
Goodwill equivalent amount (–)	33,034	35,304
Amount equivalent to capital increase due to securitization transactions (–)	15,298	20,401
Amount equivalent to 50% of the amount exceeding the expected loss amount from the qualifying reserve (–)	6,980	13,602

Total Tier I capital before deduction of deferred tax assets (total amount of above respective items)	791,115	742,425
Amount of deferred tax assets deducted (–)	—	—

Total Tier I capital (A)	791,115	742,425

Non-dilutive preferred securities with step-up interest rate provisions of above(2) (B)	85,000	85,000

Tier II capital
General reserve for possible loan losses(3)	0	0
Amount by which qualifying reserve exceeds the expected loss amount(4)	—	—
Liability type fundraising means	343,747	319,250
Perpetual subordinated bonds of above(5)	109,247	116,750
Fixed-term subordinated bonds and fixed-term preferred stock(6)	234,500	202,500
Amount not calculated into Tier II capital	—	—

Total Tier II capital (C)	343,748	319,251

Items for deduction(7) (D)	15,446	23,041

Capital amount (E) = (A) + (C) - (D)	1,119,416	1,038,635

For Reference:
Risk weighted assets, etc.
Credit risk-weighted asset amount	6,333,775	7,022,674
Asset (on-balance sheet) items	5,779,933	6,371,285
Off-balance sheet transaction items	553,842	651,389
Amount arrived at by dividing operational risk equivalents by 8%	465,264	503,395

Total (F)	6,799,039	7,526,070

Consolidated Capital Adequacy Ratio
(Domestic Standard) = (E)/(F) x 100	16.46%	13.80%
(A)/(F) x 100	11.63%	9.86%
(B)/(A) x 100	10.74%	11.44%

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Notes:
(1)	Composition of capital and capital adequacy ratio, etc. are calculated in accordance with Financial Services Agency Notification No. 20 of 2006 (the “Consolidated Capital Adequacy Ratio Notification”) and No. 79 of 2008. The table above is prepared based on the information prepared in accordance with Japanese GAAP. To be consistent with Japanese GAAP, the numbers are rounded down or truncated. Japanese yen figures less than one million yen are rounded down to the nearest million yen.
(2)	Meaning those as provided in Article 17, Paragraph 2 of Consolidated Capital Adequacy Ratio Notification, in other words, stock, etc., that has the probability of redemption including those adding a step-up interest rate and other special provisions (including non-dilutive preferred securities issued by overseas SPCs).
(3)	Amount of portion to which standardised approach is adopted is stated.
(4)	For trust account with an agreement on compensation for principal, amount by which qualifying reserve exceeds expected loss amount is not posted.
(5)	Meaning liability fundraising means as indicated in Article 18, Paragraph 1, Item 3 of the Consolidated Capital Adequacy Ratio Notification, and which have all the characteristics as indicated below:
•	Unsecured, subordinated to other liabilities, and already paid,
•	Not to be redeemed, except for in certain cases,
•	Should supplement loss while business is ongoing, and
•	That for which interest payment obligation postponement is allowed.
(6)	These are those indicated in Article 18, Paragraph 1, Items 4 and 5 of the Consolidated Capital Adequacy Ratio Notification. However, for fixed-term subordinated bonds, there is a limitation to those with redemption periods exceeding 5 years from the agreement.
(7)	Amount equivalent to intentional holding of fundraising means of other financial institutions as indicated in Article 20, Paragraph 1, Item 1 of the Consolidated Capital Adequacy Ratio Notification, amount equivalent to investment in those set in Item 2 of the relevant paragraph, the amount that is to be deducted pursuant to the provisions of Items 3 to 6 thereof and those indicated in Item 2 above.

Capital allocation operations

CMTH Group undertakes capital allocation operations by allocating capital of CMTH Group to each business unit for its risks (credit risk, market risk and operational risk). The capital allocation plan is formulated by the capital management department of CMTH based on the risk status ascertained through the integrated risk management system and the annual plan. The plan is also reviewed for appropriateness by the Risk Management Department and is approved by the Board of Directors. Each business division operates its business in compliance with the allocated risk capital (amount of required risk capital).

The risk management department monitors the adherence to the allocated risk capital (amount of required risk capital) and the risk status on a monthly basis and reports to the Executive Committee and the Board of Directors. The capital allocation plan is reexamined on a regular basis each quarter, and also whenever deemed necessary due to modifications to the business plan of any one of the group companies or change in risk status.

CMTH Group reviews various management indices such as income or loss after deducting the cost of capital. The review is undertaken to ensure capital is being used effectively and efficiently. In addition, CMTH Group sets benchmarks for earnings after adjusting for risk, in consideration of capital cost associated with each product and uses these as benchmarks when assessing new investments and loans.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assessment of capital adequacy level, capital strategy

The level of capital adequacy is assessed each time a capital allocation plan is formulated or reexamined, and is reported to the Executive Committee and the Board of Directors.

An assessment of the capital adequacy level is conducted based on the status of the required level of regulatory capital, the ratio of Tier I capital to capital and the results of the review of the appropriateness of the capital allocation plan. The review of the appropriateness of the capital allocation plan occurs at the same time as the review of the appropriateness of the method of capital allocation, and the level at which capital can buffer against stress is also reviewed. Based on the results of the assessment of the capital adequacy level, CMTH Group formulates and carries out a capital strategy including goals for capital levels and policies for capital financing, thereby ensuring an adequate financial base that corresponds to the risks in the business.

4. Critical accounting estimates and judgments

CMTH Group’s consolidated financial statements and its financial results are influenced by accounting policies, assumptions, estimates and management judgment, which necessarily have to be made in the course of preparation of the consolidated financial statements. CMTH Group makes estimates and assumptions that affect the reported amounts of assets and liabilities. All estimates and assumptions required in conformity with IFRS are best estimates undertaken in accordance with the applicable standard. Estimates and judgments are evaluated on a continuous basis, and are based on past experience and other factors, including expectations with regard to future events. Accounting policies and management’s judgments for certain items are especially critical for CMTH Group’s results and financial position due to their materiality.

Impairment losses on loans and advances

In determining whether an impairment loss should be recorded in the consolidated income statements on its loan portfolios, CMTH Group makes judgments as to whether there is any objective evidence that a loan or a group of loans is impaired. This evidence may include observable data indicating that there has been an adverse change in the repayment ability of a specific borrower or borrowers in a group, or national or local economic conditions that correlate with defaults on assets in CMTH Group.

CMTH Group individually assesses all impaired loans that exceed specific monetary thresholds. Impairment losses are recognized as the difference between the carrying value of the loan and the discounted value of management’s best estimate of future cash repayments and proceeds from any collateral. These estimates take into account the borrower’s debt service capacity and financial flexibility; the level and quality of its earnings; and the realizable value of any collateral. Estimating the quantum and timing of future recoveries involves significant judgment.

CMTH Group collectively assesses impairment losses for impaired loans that are below individual assessment thresholds and loan losses that have been incurred but have not been separately identified at the reporting date. Collectively assessed impairment allowances are established on a portfolio basis based on the contractual cash flows and historical loss experience for assets with the credit risk characteristics similar to those in CMTH Group. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ materially from reported impairment allowances. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience. Were the net present value of estimated cash flows to differ by +/-1%, which is considered a reasonably possible change based on management’s best estimates, the impairment charge would be ¥1,232 million, ¥1,569 million and ¥1,689 million lower or ¥1,247 million, ¥1,519 million and ¥1,684 million higher, for the years ended March 31, 2011, 2010 and 2009, respectively.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment of available-for-sale equity investments

CMTH Group determines that available-for-sale equity investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. The determination of what is significant or prolonged requires significant judgment. In making this judgment, CMTH Group evaluates, among other factors, the volatility in share price. In addition, objective evidence of impairment may be a deterioration in the financial condition of the investee, industry and sector performance, changes in technology, and operational and financing cash flows. Had all the declines in fair value below cost been considered significant or prolonged, the maximum amounts that CMTH Group would have recognized impairment charges additionally were ¥2,129 million, ¥1,245 million and ¥18,018 million for the years ended March 31, 2011, 2010 and 2009, respectively, in its consolidated income statement.

Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined using valuation techniques. In these cases, the fair value is estimated, using observable data in respect of similar financial instruments, discounted cash flow method and other pricing models. When the discounted cash flow method is used, estimation of the amounts and timing of future cash flows and the appropriate discount rate require significant judgment. Where valuation models are used to determine the fair values, they are periodically reviewed by qualified personnel and departments. All models are tested before they are implemented in practice, and are updated and improved to ensure that the outputs reflect the actual market transactions. CMTH Group uses valuation models principally for derivatives, including interest rate swaps and forward exchange plain vanilla contracts, whose fair values are reliably estimated using the inputs derived from the market. CMTH Group has exposures in the areas such as unquoted equity investments, investment partnerships and structured credits, where market observable inputs are not always available and their fair values are estimated based on management’s best assumptions. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Further information about CMTH Group’s valuation methodologies and the sensitivity to reasonably possible alternative assumptions of the fair value of financial instruments is given in Note 32.4.

Securitizations and consolidation of special purpose entities

CMTH Group sponsors the formation of special purpose entities (“SPEs”) primarily to provide structured products to customers, for internal risk management purposes, to generate liquidity and to achieve regulatory capital arbitrage treatment. CMTH Group is party to securitization transactions that transfer various financial assets to SPEs. The SPE then issues securities to investors. The consolidation of SPEs is addressed in Note 2.2. Depending on the individual arrangement, CMTH Group may continue to recognize the securitized assets and issued securities; may continue to recognize only a portion of the assets to the extent of CMTH Group’s continuing involvement in those assets; or may derecognize the assets and recognize, as separate assets or liabilities, any rights and obligations constituted or retained in the transfer. SPEs are consolidated when the substance of the relationship between CMTH Group and the SPE indicates control. As it may be difficult to determine whether CMTH Group controls an SPE, management makes judgments about its exposure to the risks and rewards, as well as about its ability to make operational decisions for the SPE in question. If CMTH Group was not to consolidate the assets, liabilities and the comprehensive income of these consolidated SPEs, the net effect on the consolidated statement of financial position would be a decrease in net assets of ¥174,428 million and ¥172,242 million at March 31, 2011 and 2010, respectively.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income taxes

CMTH Group is subject to income taxes principally in Japan. The deferred tax assets are recognized at the end of each reporting period based on future profitability assumptions based on management plans. CMTH Group reassesses unrecognized deferred tax assets and recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. In the event of changes to these profitability assumptions, the deferred tax assets recognized may be adjusted. CMTH Group considers the future profitability assumptions are forward-looking estimates, and they are vulnerable to changes in economic and market conditions.

Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. Any changes in these assumptions will impact the carrying amount of retirement benefit obligations. The assumptions used in determining the retirement benefit obligations and net cost (or benefit) for retirement benefits include the discount rates, expected rates of return on plan assets, mortality rates and rates of future salary increases. CMTH Group determines the appropriate discount rates at the end of each year, being the interest rates that are used to determine the present value of estimated future cash outflows expected to be required to settle the benefit obligations. In determining the appropriate discount rates, CMTH Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related benefit liability. Other key assumptions for benefit obligations are based in part on current market conditions. If the discount rate used increases by 0.5% from management’s estimates, the net effect on the consolidated statement of financial position would be a decrease of the defined benefit obligation by ¥12,329 million and ¥12,525 million at March 31, 2011 and 2010, respectively. If the discount rate used decreases by 0.5% from management’s estimates, the net effect on the consolidated statement of financial position would be an increase of the defined benefit obligation by ¥13,277 million and ¥13,517 million at March 31, 2011 and 2010, respectively.

Intangible assets and goodwill

Intangible assets and goodwill are tested for impairment on an annual basis or more frequently if events or changes in circumstances, such as an adverse change in business climate, indicate that these assets may be impaired. The determination of the recoverable amount in the impairment assessment requires estimates based on present value of future cash flow or other valuation techniques requiring management to make subjective judgments and assumptions. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions. An analysis of goodwill is included in Note 16.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5. Segment reporting

CMTH Group has determined the operating segments based on the reports reviewed by the Board of Directors of CMTH in making their strategic decisions. All operating segments used by management meet the definition of a reportable segment under IFRS 8. CMTH Group has identified operating segments according to its service lines consistent with the reports used by the Board of Directors of CMTH. These segments and their respective operations are as follows:

Chuo Mitsui

Chuo Mitsui offers retail trust and banking products and services to individuals and corporate customers. Chuo Mitsui’s retail business offers investment trusts and annuity insurance, various trust and deposit products, testamentary trust and inheritance-processing services and tailor-made trusts. Chuo Mitsui also offers individual loans including housing loans. Chuo Mitsui provides corporate clients with an array of financial services, real estate services and stock transfer agency services.

Chuo Mitsui Asset

Chuo Mitsui Asset offers pension and securities trusts to institutional investors, providing asset management, asset administration, and pension management services.

Investment Management subsidiaries

Investment management subsidiaries consist of Chuo Mitsui Asset Management and Chuo Mitsui Capital. Chuo Mitsui Asset Management is an asset management company that is responsible for investment trust management services. Chuo Mitsui Capital is an asset management company which is specialized in managing private equity funds, which are often structured as investment partnerships designed to secure profits through investments in privately owned companies. As part of its investing strategies, Chuo Mitsui Capital provides mezzanine finances to such privately owned investees through its investments in preferred shares, corporate bonds and subordinated debt in addition to its investments in voting interests.

Other

Other includes consolidated subsidiaries except Chuo Mitsui, Chuo Mitsui Asset, Chuo Mitsui Asset Management and Chuo Mitsui Capital.

Any transactions between business segments are based on normal commercial terms and market conditions. The business segment information, set forth below, is based on the financial information prepared in accordance with Japanese GAAP as allocated in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with the consolidated financial statements prepared on the basis of IFRS.

Management measures the performance of each of the operating segments primarily in terms of profit which consists of net interest income, other income and loss, and depreciation expenses. Therefore, it is required to reconcile the financial information regularly reviewed by the Board of Directors of CMTH to the results included in the consolidated financial statements prepared on the basis of IFRS.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segment information

The segment information provided to CMTH’s Board of Directors for the reportable segments for the years ended March 31, 2011, 2010 and 2009 is as follows:

	For the year ended March 31, 2011
	Chuo Mitsui	Chuo Mitsui Asset	Investment management subsidiaries	Other	Eliminations(1)	Total
	(Millions of yen)
Revenue
External customers	282,540	40,950	10,447	17,040	—	350,977
Inter-segment	6,043	2,555	94	40,478	(49,170)	—

Total	288,583	43,505	10,541	57,518	(49,170)	350,977

Profit (loss) before tax	68,412	11,163	533	21,395	(14,720)	86,783

Total assets	13,791,943	153,637	5,809	1,003,678	(723,996)	14,231,071
Total liabilities	13,055,323	111,748	1,605	58,926	159,338	13,386,940
Other material items:
Depreciation	10,073	1,397	76	1,080	(330)	12,296
Interest and dividends income	158,103	125	67	19,627	(17,444)	160,478
Interest expenses	59,637	110	—	211	(264)	59,694
Extraordinary profit, not included in ordinary profit under Japanese GAAP	8,137	—	—	1,107	(1,411)	7,833
Extraordinary loss, not included in ordinary profit under Japanese GAAP(2)	4,770	1,184	91	3,002	(3,293)	5,754

	For the year ended March 31, 2010
	Chuo Mitsui	Chuo Mitsui Asset	Investment management subsidiaries	Other	Eliminations(1)	Total
	(Millions of yen)
Revenue
External customers	297,999	41,193	10,353	15,971	—	365,516
Inter-segment	8,262	2,895	(44)	30,396	(41,509)	—

Total	306,261	44,088	10,309	46,367	(41,509)	365,516

Profit (loss) before tax	74,647	13,094	407	10,569	(13,918)	84,799

Total assets	14,481,460	140,314	5,320	1,009,839	(658,967)	14,977,966
Total liabilities	13,749,430	97,567	1,482	61,218	221,713	14,131,410
Other material items:
Depreciation	9,003	1,273	81	1,097	(318)	11,136
Interest and dividends income	180,445	199	6	12,504	(11,562)	181,592
Interest expenses	68,882	151	—	192	(324)	68,901
Extraordinary profit, not included in ordinary profit under Japanese GAAP	3,444	—	—	821	(1,686)	2,579
Extraordinary loss, not included in ordinary profit under Japanese GAAP	731	52	11	878	(476)	1,196

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the year ended March 31, 2009
	Chuo Mitsui	Chuo Mitsui Asset	Investment management subsidiaries	Other	Eliminations(1)	Total
	(Millions of yen)
Revenue
External customers	335,745	44,174	12,552	20,573	—	413,044
Inter-segment	7,698	3,468	1	44,446	(55,613)	—

Total	343,443	47,642	12,553	65,019	(55,613)	413,044

Profit (loss) before tax	(123,482)	17,467	1,301	4,723	(9,688)	(109,679)

Total assets	14,502,540	145,976	5,102	1,005,388	(572,560)	15,086,446
Total liabilities	13,930,717	101,109	1,391	59,227	305,546	14,397,990
Other material items:
Depreciation	10,606	1,448	91	1,573	(351)	13,367
Interest and dividends income	209,849	483	11	18,286	(16,945)	211,684
Interest expenses	96,582	517	8	589	(850)	96,846
Extraordinary profit, not included in ordinary profit under Japanese GAAP	8,961	—	—	685	(466)	9,180
Extraordinary loss, not included in ordinary profit under Japanese GAAP	1,157	5	—	786	—	1,948

Notes:

(1)

“Eliminations” includes eliminations of inter-segment transactions and balances. Segment liabilities include contingent liabilities of ¥267,369 million in 2011, ¥335,960 million in 2010 and ¥418,265 million in 2009 for acceptances and financial guarantees provided, which are eliminated against the corresponding contingent assets recorded in the same amount for indemnification of such acceptances and financial guarantees.

(2)	Extraordinary loss includes impairment loss of property and equipment of ¥1,108 million in 2011. Among them, Chuo Mitsui and Chuo Mitsui Asset are charged ¥522 million and ¥586 million, respectively.

Reconciliations

The following table shows the reconciliations of segment profit or loss before tax for the years ended March 31, 2011, 2010 and 2009, and of segment total assets and liabilities at March 31, 2011, 2010 and 2009, before eliminations, with the operating profit or loss before tax, total assets and total liabilities presented in the consolidated financial statements under IFRS. The business segment information is based on the financial information prepared in accordance with Japanese GAAP. Accordingly, the format and information is not consistent with the consolidated financial statements prepared on the basis of IFRS.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(i) Profit or loss before tax

		For the year ended March 31,
	Notes	2011	2010	2009
		(Millions of yen)
Profit (loss) before tax for reportable segments		101,503	98,717	(99,991)
Elimination:
Inter-segment transactions		(14,720)	(13,918)	(9,688)
Adjustments
Scope of consolidation	(a)	8,912	8,444	45,445
Impairment allowance for loans and advances	(b)	(1,496)	(3,913)	(26,092)
Fee income and commissions	(c)	(1,905)	1,388	1,189
Derecognition of financial asset	(d)	358	—	1,223
Impairment of investment securities	(e)	(28,574)	(6,221)	(8,659)
Embedded derivatives	(f)	(4,816)	17,379	(13,914)
Derecognition of financial liabilities	(g)	2,655	2,357	1,174
Property and equipment	(h)	635	(50)	(85)
Retirement benefit obligations	(i)	11,604	18,982	15,579
Reclassification of equity to liability	(j)	—	(1,029)	(2,075)
Other, net		(10,189)	3,414	1,988

Total consolidated operating profit (loss) before tax		63,967	125,550	(93,906)

(ii) Total assets

		At March 31,
	Notes	2011	2010	2009
		(Millions of yen)
Total assets for reportable segments		14,955,067	15,636,933	15,659,006
Elimination:
Inter-segment balances		(723,996)	(658,967)	(572,560)
Adjustments:
Scope of consolidation	(a)	504,795	588,444	1,023,691
Impairment allowance for loans and advances	(b)	(3,488)	(5,310)	(612)
Fee income and commissions	(c)	(32,451)	(32,599)	(30,454)
Fair value of quoted equity investments	(k)	(6,884)	22,828	14,095
Unquoted equity securities classified as available-for-sale	(l)	(784)	40,827	15,767
Embedded derivatives	(f)	(2,348)	(21,402)	(12,188)
Derecognition of financial liabilities	(g)	(27,189)	(29,745)	(33,111)
Property and equipment	(h)	9,312	8,678	8,728
Retirement benefit obligations	(i)	(37,212)	(48,604)	(67,328)
Recoverability of deferred income tax assets	(m)	25,639	17,332	24,602
Guarantee contracts	(n)	(317,098)	(384,117)	(475,536)
Presentation of derivative financial assets and liabilities under ISDA master netting agreements	(o)	147,117	148,399	176,224
Recognition of regular way purchase or sale of securities	(p)	17,077	—	88,099
Other, net		35,878	35,882	46,568

Total consolidated assets		14,543,435	15,318,579	15,864,991

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(iii) Total liabilities

		At March 31,
	Notes	2011	2010	2009
		(Millions of yen)
Total liabilities for reportable segments		13,227,602	13,909,697	14,092,444
Elimination:
Inter-segment balances		159,338	221,713	305,546
Adjustments:
Scope of consolidation	(a)	513,258	604,335	1,039,685
Impairment allowance for loans and advances	(b)	2,078	4,015	—
Fee income and commissions	(c)	(27,469)	(29,521)	(27,093)
Embedded derivatives	(f)	(677)	(12,333)	(3,517)
Derecognition of financial liabilities	(g)	(7,310)	(7,212)	(8,220)
Retirement benefit obligations	(i)	1,196	1,409	1,667
Reclassification of equity to liability	(j)	—	—	199,321
Guarantee contracts	(n)	(317,098)	(384,117)	(475,536)
Presentation of derivative financial assets and liabilities under ISDA master netting agreements	(o)	147,117	148,399	176,224
Recognition of regular way purchase or sale of securities	(p)	17,077	—	88,099
Other, net		11,708	18,946	19,824

Total consolidated liabilities		13,726,820	14,475,331	15,408,444

Notes:

Primary differences in accounting principles between Japanese GAAP and IFRS.

(a)	CMTH consolidates certain entities, such as investment trusts and private equity funds, etc. that it does not consolidate under Japanese GAAP due to differences in consolidation requirements between IFRS and Japanese GAAP.
(b)	Under Japanese GAAP, impairment allowance for loans and advances is estimated in conjunction with CMTH Group’s asset self assessment and borrower classification process, and amounts of direct charge-offs are not reversed in a subsequent period. Under IFRS, impairment allowance for loans and advances is assessed individually for loans and advances that are individually significant, of which, objective evidence of impairment exists. The allowance for loan losses for all other loans and advances are assessed collectively. The amounts of direct charge-offs can be reversed if there is objective evidence to support the recovery of impairment.
(c)	Under Japanese GAAP, fees and commissions for the origination of loans are generally recognized in income upon origination. Under IFRS, fees and commissions for the origination of loans are recognized on an accrual basis as part of the effective interest rate on the respective financial instruments.
(d)	Under Japanese GAAP, the carrying amount of equity securities exchanged is carried over to the cost of the equity securities received in exchange. Under IFRS, an exchange of equity securities triggered by merger and acquisition transactions, where CMTH Group receives shares in the acquirer in exchange for those it had in the acquiree of equal fair value, may qualify for derecognition.
(e)	Under Japanese GAAP, impairment of investment securities is recognized if the fair value has declined significantly at the reporting date. Under IFRS, impairment of investment securities is recognized if the fair value has declined significantly at the reporting date or declined over a prolonged period.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(f)	The separation criteria for embedded derivatives is different between Japanese GAAP and IFRS. One of the major differences is that IFRS requires a separation of an embedded derivative from the host contract when the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract. Japanese GAAP requires a separation of the embedded derivative when the principal amount of the host contract may not be recoverable due to the risks associated with changes in fair value of the embedded derivative.
(g)	Under Japanese GAAP, CMTH Group derecognizes an obligation to repay customer accounts and recognizes a gain when there are no movements within the accounts for a period of more than 10 years and CMTH Group is not able to locate or identify claimants for the accounts after reasonable efforts. Under IFRS, derecognition is allowed only when the obligation is discharged, or cancelled or expires and CMTH Group continues to bear the obligation to honor the customer accounts.
(h)	Under Japanese GAAP, CMTH Group primarily applied the declining-balance method of depreciation for equipment, with residual values assigned to certain assets. Under IFRS, CMTH Group adopted the straight-line method of depreciation for all equipment.
(i)	CMTH Group applies different treatment under Japanese GAAP and IFRS for the actuarial calculation of the present value of the defined benefit obligation and recognition of cumulative actuarial gains and losses.
(j)	Under Japanese GAAP, CMTH Group’s preferred shares were presented in equity based on their legal form. Under IFRS, CMTH Group’s preferred shares are separated into liability and equity components at the date of issuance. On August 1, 2009, the preferred shares were converted to ordinary shares.
(k)	Under Japanese GAAP, closing prices at the reporting date are generally used to determine the fair value of quoted equity securities; however, listed equity securities for which quoted prices are available on a daily basis and are classified as available-for-sale are measured based on the one-month average of closing prices before the reporting date. Under IFRS, quoted prices at the reporting date are used to determine the fair value of quoted equity securities.
(l)	Under Japanese GAAP, equity securities that do not have readily determinable fair value are accounted for at cost less impairment. Under IFRS, unquoted equity securities classified as available-for-sale are accounted for at fair value using valuation techniques, with changes in fair value recognized directly in equity.
(m)	Under Japanese GAAP, the recoverability of deferred income tax assets is assessed primarily against the probability of future taxable profit. Under IFRS, deferred income tax assets are recognized only to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized.
(n)	Under Japanese GAAP, the contingent assets and liabilities from guarantee contracts underwritten by banks are recorded as assets and liabilities in the same amount on the statement of financial position. Under IFRS, these amounts do not satisfy the criteria of assets or liabilities, thus, are not recorded as assets and/or liabilities in the statement of financial position.
(o)	Under Japanese GAAP, assets and liabilities derived from derivative contracts with the same counterparty under ISDA master netting agreements are eligible to be offset on the statement of financial position. Under IFRS, the existence of an ISDA master netting agreement does not in itself provide a basis for offsetting assets and liabilities covered by the agreements unless there is an intention to settle the contracts on a net basis.
(p)	Under Japanese GAAP, a regular way purchase or sale of securities is recognized either on a trade date basis, or modified settlement date basis. Under the modified settlement date basis, securities purchased or sold and the corresponding payables or receivables are not recognized until settlement. Under IFRS, CMTH Group applies trade date basis accounting for all regular way purchases and sales of securities.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue by products and services

Revenue from external customers for the years ended March 31, 2011, 2010 and 2009 is as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
Corporate finance(1)	61,451	72,024	85,599
Retail banking(2)	57,425	63,048	63,017
Market(3)	62,129	55,964	65,550
Pension and securities trust(4)	49,994	50,333	54,787
Other(5)	119,978	124,147	144,091

Total	350,977	365,516	413,044

Notes:
(1)	Corporate finance consists of lending and advisory services related to financial and management strategies and corporate governance structures provided to corporate customers.
(2)	Retail banking mainly provides housing loans to individuals.
(3)	Market conducts financial operations, such as securities investments.
(4)	Pension and securities trust consists of asset management and administration services for securities and pension trusts services.
(5)	Other mainly consists of stock transfer agency services and investment products which offer a variety of deposit products and money trusts.

Geographical information

Revenue from external customers for the years ended March 31, 2011, 2010 and 2009 is as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
Revenue from domestic operations	294,811	308,153	349,463
Revenue from foreign operations	56,166	57,363	63,581

Total	350,977	365,516	413,044

Note:	Amounts include interest income and fee commission income.

Revenue from foreign operations represents revenue arising from the businesses conducted by CMTH Group’s overseas subsidiaries, as well as the international businesses conducted by certain divisions headquartered in Japan, including those related to foreign currency denominated loans, non-resident yen-denominated loans, and foreign currency securities.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Non-current assets, other than financial instruments, deferred tax assets and employee benefit assets at March 31, 2011, 2010 and 2009 are allocated as follows:

	At March 31,
	2011	2010	2009
	(Millions of yen)
Non-current assets allocated to Japan	188,789	184,911	187,304
Non-current assets allocated to foreign countries	47	30	14

Total	188,836	184,941	187,318

Note:	Amounts include property and equipment and intangible assets.

Major customer information

There is no single external customer whose transaction volume is equal to, or more than 10% of CMTH Group’s revenue.

6. Cash and deposits with banks

Cash and deposits with banks comprise cash balances with maturities of three months or less from the date of deposit, including cash on hand. The details of cash and deposits with banks at March 31, 2011 and 2010 are as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Cash on hand	65,537	34,830
Deposit with other banks	57,186	34,555
Balances with the Bank of Japan	396,396	199,065

Total	519,119	268,450

Balances with the Bank of Japan include an amount set aside as reserve deposits which are determined as certain percentages of customer deposits and other liabilities. Such reserve deposits are not interest-bearing.

7. Call loans, cash collateral on securities borrowed and reverse repurchase agreements

Call loans

The details of call loans at March 31, 2011 and 2010 are as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Call loans	7,859	10,875

Total	7,859	10,875

Current	7,859	10,875

In Japan, call loans are generally used as a short-term placement of surplus funds by financial institutions, including CMTH Group, directly and through money brokers in the interbank money market. They are used in

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

day-to-day cash management and daily funding operations at financial institutions. Call loans are very short in maturity, including the same day, overnight, two days and one or two weeks. Longer-term call loans may be originated but the term is generally shorter than a few months. The interest rate is calculated daily and constitutes one of the representative money market rates.

Cash collateral on securities borrowed and reverse repurchase agreements

The details of cash collateral on securities borrowed and reverse repurchase agreements at March 31, 2011 and 2010 are as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Cash collateral on securities borrowed	9,378	1,521

Total	9,378	1,521

Current	9,378	1,521

There are no reverse repurchase agreements at March 31, 2011 and 2010.

8. Financial assets held for trading other than derivatives

The financial assets held for trading other than derivatives at March 31, 2011 and 2010 are as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Debt securities
— Japanese government bonds	315	50
— Commercial paper	23,962	11,957

Total	24,277	12,007

The loans and advances classified as held for trading are included in “Loans and advances” in the consolidated statement of financial position. Refer to Note 12 “Loans and advances” for further details.

9. Derivative financial assets and liabilities

CMTH Group enters into various derivatives such as foreign exchange forward contracts, currency option contracts, currency swaps, interest rate swaps, bond futures, bond options, stock index futures, individual stock options, and credit derivatives.

CMTH Group utilizes derivative financial instruments in its normal course of business (a) to manage interest rate risk, (b) to manage foreign exchange risk and (c) for other purposes. Although certain derivatives economically hedge CMTH Group’s risk exposure, they do not qualify for hedge accounting under IFRS. All derivatives except for embedded derivatives separated from the host contract are recognized on the consolidated statement of financial position at fair value as “Derivative financial assets” or “Derivative financial liabilities”. The separated embedded derivatives are presented at fair value in the same line item in the consolidated statement of financial position as the host contract. Changes in fair value of derivatives are recognized in the consolidated income statement as “Net gains (losses) on financial instruments classified as held for trading”.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table shows the fair value of derivative financial instruments, recorded as assets or liabilities, together with their notional contract amounts.

	At March 31,
	2011			2010
	Notional contract amount	Fair value asset	Fair value liability	Notional contract amount	Fair value asset	Fair value liability
	(Millions of yen)
Interest rate contracts
OTC interest rate swaps	12,986,922	165,708	150,899	10,513,648	168,359	154,654
OTC interest rate swaptions	80,400	—	1,763	57,150	—	1,284
Others	149,188	13	58	149,871	30	21
Foreign currency contracts
OTC currency swaps	41,575	—	27	48,375	233	1,376
OTC foreign exchange forwards	3,196,234	32,503	34,829	2,103,197	33,838	32,783
Stock contracts
Listed stock index futures	725	—	49	636	38	—
Listed stock index options	—	—	—	2,462	0	0
Bond contracts
Listed bond futures	13,962	9	8	—	—	—
Others	980,000	173	99	1,259,824	908	61
Credit contracts
OTC credit default swaps	63,000	104	336	63,000	—	1,784

Total	17,512,006	198,510	188,068	14,198,163	203,406	191,963

Current	5,806,443	40,892	43,588	6,093,821	51,068	49,731
Non-current	11,705,563	157,618	144,480	8,104,342	152,338	142,232
10. Financial assets designated at fair value through profit or loss

Financial assets designated at fair value through profit or loss at March 31, 2011 and 2010 are as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Equity securities
— Listed	7,093	7,501
— Unlisted	78,599	85,108

Total equity securities	85,692	92,609

Debt securities
— Corporate bonds	37,565	31,799

Total debt securities	37,565	31,799

Total	123,257	124,408

Non-current portion of debt securities	37,565	31,799

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CMTH Group designates financial instruments at fair value through profit or loss when the designation is applied to groups of financial assets, financial liabilities or a combination thereof that are managed, and their performance evaluated, on a fair value basis, in accordance with a documented risk management or investment strategy, and the information about the groups of financial instruments is reported to management on a fair value basis. Under this criterion, certain investments in externally managed investment funds and privately owned companies held through investment partnerships managed by an investment manager subsidiary are designated at fair value through profit or loss.

11. Investment securities

CMTH Group’s investment securities by category at March 31, 2011 and 2010 are summarized in the table below.

	At March 31,
	2011	2010
	(Millions of yen)
Equity securities
Available-for-sale	618,103	750,473

Total equity securities	618,103	750,473

Debt securities
Available-for-sale	1,262,897	1,034,386
Embedded derivatives	(5,488)	(7,969)
Held-to-maturity	136	394,015
Loans and receivables	305,524	332,790

Total debt securities	1,563,069	1,753,222

Total	2,181,172	2,503,695

Current portion of debt securities	146,040	498,914
Non-current portion of debt securities	1,417,029	1,254,308

Assets pledged as collateral where the secured parties have the right by contract or custom to sell or re-pledge the assets are presented as “Assets pledged as collateral” in the consolidated statement of financial position. Refer to Note 13 “Assets pledged as collateral” for further information.

Assets pledged as collateral where the secured parties do not have the right by the contract or custom to sell or re-pledge, if any, are included in the table above. Refer to Note 48 “Assets pledged as collateral and assets received as collateral” for further information.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Components of the available-for-sale financial assets at March 31, 2011 and 2010 and movements for the years ended March 31, 2011, 2010 and 2009 are as follows:

Components of the available-for-sale financial assets

	At March 31,
	2011	2010
	(Millions of yen)
Equity securities
— Listed	488,990	575,697
— Unlisted	129,113	174,776

Total equity securities	618,103	750,473

Debt securities
— Japanese government bonds	918,581	762,890
— Other governments and official institutions bonds	35,461	32,285
— Corporate bonds	308,855	239,211

Total debt securities	1,262,897	1,034,386

Total	1,881,000	1,784,859

Movements in the available-for-sale financial assets

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
At beginning of year	1,784,859	2,386,898	1,822,562
Assets pledged as collateral — beginning of year	1,716,045	1,290,516	1,604,415
Exchange differences	(56,797)	(21,316)	(98,529)
Additions	7,286,361	4,585,712	2,416,460
Disposals (sales and redemptions)	(7,557,138)	(4,905,726)	(1,732,977)
Amortization	(10,736)	(29,134)	(26,922)
Unrealized gains and losses on available-for-sale securities	(54,076)	202,873	(193,483)
Impairment losses	(42,784)	(8,919)	(114,112)
Assets pledged as collateral — end of year	(1,184,734)	(1,716,045)	(1,290,516)

At end of year	1,881,000	1,784,859	2,386,898

Components of the held-to-maturity investments at March 31, 2011 and 2010 and movements of the held-to-maturity investments for the years ended March 31, 2011, 2010 and 2009 are as follows:

Components of the held-to-maturity investments

	At March 31,
	2011	2010
	(Millions of yen)
Debt securities
— Japanese government bonds	136	394,015

Total	136	394,015

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Movements in the held-to-maturity investments

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
At beginning of year	394,015	596,829	336,957
Assets pledged as collateral — beginning of year	5,308	—	257,602
Additions	—	136	—
Redemptions	(399,187)	(199,047)	—
Amortization	0	1,405	2,270
Assets pledged as collateral — end of year	—	(5,308)	—

At end of year	136	394,015	596,829

Components of the loans and receivables at March 31, 2011 and 2010 and movements of the loans and receivables for the years ended March 31, 2011, 2010 and 2009 are as follows:

Components of the loans and receivables

	At March 31,
	2011	2010
	(Millions of yen)
Loans and receivables
— Other governments and official institutions bonds	2,976	3,000
— Corporate bonds	302,548	329,790

Total	305,524	332,790

Movements in the loans and receivables

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
At beginning of year	332,790	354,274	240,084
Exchange differences	(158)	(83)	—
Additions	9,983	9,171	166,403
Redemptions	(36,807)	(30,571)	(49,388)
Amortization	(7)	(1)	(1)
Impairment losses	(277)	—	(2,824)

At end of year	305,524	332,790	354,274

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12. Loans and advances

The details of the loans and advances at March 31, 2011 and 2010 are as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Individual
— Loans on notes	680	771
— Loans on deeds	3,716,230	3,904,502
— Overdrafts	42,324	48,267

Gross individual total	3,759,234	3,953,540
— Less: impairment allowance	16,106	14,432

Loans and advances to individual	3,743,128	3,939,108

Corporate
— Bills discounts	3,035	4,325
— Loans on notes	1,292,423	1,319,063
— Loans on deeds	3,556,276	3,550,411
— Overdrafts	717,480	668,758
— Private placement bonds	245,800	249,554
— Receivables purchased	33,490	25,485

Gross corporate total	5,848,504	5,817,596
— Less: impairment allowance	41,043	45,858

Loans and advances to corporate	5,807,461	5,771,738

Total loans and advances	9,550,589	9,710,846

Current	2,985,148	2,878,086
Non-current	6,565,441	6,832,760

Assets pledged as collateral where the secured parties do not have the right by the contract or custom to sell or re-pledge, if any, are included in the table above. Refer to Note 48 “Assets pledged as collateral and assets received as collateral” for further information.

Private placement bonds include corporate bonds directly issued to CMTH Group without involving dealers and brokers or any other market transactions. While they are transferrable, there are no ready markets for the bonds and CMTH Group holds the bonds until maturity. Issuers are generally small- and medium-sized nonpublic companies who seek medium- or long-term financing. Terms and conditions of these bonds are determined based on a negotiation between the issuer and the lender where interest rates, collateral and guarantees, maturities, etc., are substantially the same as ordinary bank loans. Such private placement bonds have the nature that is no different from a bank loan, and they are alternative means for extending credit. Accordingly, CMTH Group accounts for such private placement bonds as loans and advances.

Private placement bonds also include privately issued corporate bonds issued to a small number of investors, including qualified institutional investors. Such bonds are issued through dealers and brokers and are transacted in the OTC market, where dealer and broker quotes are generally available. When CMTH Group acquires such bonds in primary or secondary markets, such bonds are classified as investment securities. Private placement bonds classified as investment securities are included in “Debt securities” in Note 11.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CMTH Group transferred certain loans to third-party investors, in exchange for cash, through securitizations and loan participations. CMTH Group continues to recognize all of the loans in its consolidated statement of financial position as it retains substantially all the risks and rewards of ownership of these financial instruments. At March 31, 2011 and 2010, the carrying amounts of such loans which are not derecognized are ¥442,731 million and ¥516,305 million, respectively. See Note 45 for further discussion of transferred loans.

The amount of ¥809 million resulting from a loan syndication that CMTH Group intends to sell in the near term is included in “Loans and advances” and classified as financial assets held for trading other than derivatives at March 31, 2011.

Reconciliations of impairment allowances on loans and advances by class at March 31, 2011 and 2010 are as follows:

	At March 31,
	2011		2010
	Individual allowances for impairment	Collective allowance for impairment	Individual allowances for impairment	Collective allowance for impairment
	(Millions of yen)
Individual
Balance at beginning of year	267	14,165	518	14,226
Impairment charges	992	1,676	1,098	(61)
Charge-offs	(2,059)	—	(2,027)	—
Recoveries	1,065	—	678	—

Balance at end of year	265	15,841	267	14,165

Corporate
Balance at beginning of year	24,006	21,852	25,323	23,444
Impairment charges	(4,375)	(232)	11,681	(1,592)
Charge-offs	(6,070)	—	(15,697)	—
Recoveries	5,862	—	2,710	—
Foreign currency translation and other adjustments	—	—	(11)	—

Balance at end of year	19,423	21,620	24,006	21,852

Total impairment allowances at end of year	19,688	37,461	24,273	36,017

Government-led Loan Restructuring Program

Under the legislation enacted by the Japanese Diet in June 1996, which incorporates the restructuring program for the loans of seven failed housing-loan companies (the “Jusen”), the Deposit Insurance Corporation (the “DIC”) established a Housing Loan Administration Corporation (“HLAC”) to collect and dispose of the loans of the liquidated Jusen. In 1999, HLAC merged with the Resolution and Collection Bank Limited to create the Resolution and Collection Corporation (the “RCC”), which is wholly owned by the DIC.

Financial institutions, including the predecessor banks of CMTH, waived the repayment of substantial amounts of the loans to the Jusen and transferred the remaining balances to HLAC. Financial institutions were requested to make loans to HLAC to finance its collection activities, and in the year ended March 31, 1997, the predecessor banks of CMTH made loans of ¥165,996 million with an original maturity term of 15 years. The 15-year term loans to HLAC, which are guaranteed by the DIC under the legislation and the loan agreements,

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

mature in 2011 and earn a variable interest indexed to TIBOR (Tokyo Interbank Offered Rate). During the years ended March 31, 2011 and 2010, certain of these loans were repaid before maturity. At March 31, 2011 and 2010, outstanding loans to the RCC were ¥40,061 million and ¥42,356 million, respectively.

Under this restructuring program, a Financial Stabilization Fund (the “Special Fund”) was established within the DIC, and the Bank of Japan and other financial institutions established another fund (the “New Fund”). These funds are principally invested in Japanese government bonds. The predecessor banks of CMTH made non-interest-earning deposits of ¥82,061 million with the Special Fund and the New Fund in the year ended March 31, 1997. The deposit balances as of March 31, 2011 and 2010, which are included in other assets, were ¥76,712 million and ¥80,275 million, respectively. The non-interest-earning deposits with these funds are expected to mature in 15 years from the deposit dates, which coincides with the planned operational lifespan of the RCC.

13. Assets pledged as collateral

Certain assets are pledged as collateral for securities lending and repurchase agreements with other financial institutions and for security deposits relating to OTC derivative transactions.

The nature and carrying amounts of the assets pledged as collateral where the secured parties have the right by contract or custom to sell or re-pledge the assets at March 31, 2011 and 2010 are as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Investment securities — debt securities
Available-for-sale	1,185,041	1,716,218
Embedded derivatives	(307)	(173)
Held-to-maturity	—	5,308

Total	1,184,734	1,721,353

These securities are pledged under terms and conditions that are usual and customary in the market place, including, where relevant, those provided in the standard securities lending and repurchase agreements, ISDA Credit Support Annex, etc.

14. Investment in associates and joint ventures

The following table shows the summary of movements in investments in associates and joint ventures for the years ended March 31, 2011, 2010 and 2009. The amounts include investments in associates and joint ventures accounted for using the equity method. Investments in associates which are designated at fair value through profit or loss are presented as “Financial assets designated at fair value through profit or loss”.

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
Balance at beginning of year	21,990	22,643	19,857
Addition	—	—	2,000
Share of profit or loss	590	(509)	1,138
Dividends received	(390)	(134)	(195)
Other	(164)	(10)	(157)

Balance at end of year	22,026	21,990	22,643

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summarized financial information of CMTH Group’s associates and joint ventures accounted for using the equity method at March 31, 2011 and 2010 are as follows:

	Financial information of associates
	Assets	Liabilities	Revenues	Profits
	(Millions of yen)
2011	1,197,614	1,129,208	34,608	1,813
2010	1,161,045	1,092,524	45,749	859

	Financial information of joint ventures
	Current assets	Long-term assets	Current liabilities	Long-term liabilities	Revenues	Expenses
	(Millions of yen)
2011	1,620	5,815	1,785	4,534	5,749	5,614
2010	1,473	7,578	1,726	6,336	5,788	6,473

CMTH Group’s significant associates and joint ventures at March 31, 2011 and 2010, all of which are unlisted, are as follows:

Significant associate

Company	Country of registration or incorporation	Industry	Voting interest in %	Ownership interest in %
Japan Trustee Services Bank, Ltd.	Japan	Trust and banking	33.33%	33.33%

Significant joint venture

Company	Country of registration or incorporation	Industry	Voting interest in %	Ownership interest in %
Japan Stockholders Data Service Co., Ltd.	Japan	Stock transfer agency services	50.00%	50.00%

CMTH Group has applied the equity method to certain investees in which it holds less than 20 percent of the voting interests if CMTH Group exercises significant influence through such means as a representation on the governing board of the investee and material transactions with the investee.

Associates

No published price quotations are available for the equity investments in associates of CMTH Group. There are no significant restrictions on the ability of the associates to transfer funds to CMTH Group in the form of cash dividends, or repayment of loans or advances, except for a private equity investment in a company in the food service industry who is not allowed to pay any dividends before the company fully repays its loans to the lender in accordance with the loan agreement.

There is no share of contingent liabilities of associates incurred jointly with other investors and no contingent liabilities that arise because CMTH Group is severally liable for all or part of the liabilities of the associates.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Joint ventures

There are no contingent liabilities relating to CMTH Group’s interest in joint ventures, contingent liabilities of the joint ventures themselves and the liabilities of other venturers.

15. Property and equipment

The following table shows the summary of movement in property and equipment for the years ended March 31, 2011, 2010 and 2009.

	Building	Land	Equipment and others	Construction in progress	Total
	(Millions of yen)
At April 1, 2008
Cost	100,373	86,201	43,552	24	230,150
Accumulated depreciation and impairment	(48,091)	(361)	(33,259)	—	(81,711)

Net book value	52,282	85,840	10,293	24	148,439

For the year ended March 31, 2009
At April 1, 2008	52,282	85,840	10,293	24	148,439
Additions	802	21	2,376	544	3,743
Disposals	(278)	(70)	(1,930)	—	(2,278)
Transfer	506	—	—	(506)	—
Impairment	(63)	—	—	—	(63)
Depreciation charge	(3,134)	—	(2,892)	—	(6,026)

Closing net book value	50,115	85,791	7,847	62	143,815

At March 31, 2009
Cost	101,060	86,152	43,012	62	230,286
Accumulated depreciation and impairment	(50,945)	(361)	(35,165)	—	(86,471)

Net book value	50,115	85,791	7,847	62	143,815

For the year ended March 31, 2010
At April 1, 2009	50,115	85,791	7,847	62	143,815
Additions	678	—	2,918	269	3,865
Disposals	(167)	—	(422)	—	(589)
Transfer	130	—	—	(130)	—
Impairment	(5)	—	(5)	—	(10)
Depreciation charge	(3,041)	—	(2,333)	—	(5,374)

Closing net book value	47,710	85,791	8,005	201	141,707

At March 31, 2010
Cost	101,370	86,152	41,104	201	228,827
Accumulated depreciation and impairment	(53,660)	(361)	(33,099)	—	(87,120)

Net book value	47,710	85,791	8,005	201	141,707

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Building	Land	Equipment and others	Construction in progress	Total
	(Millions of yen)
For the year ended March 31, 2011
At April 1, 2010	47,710	85,791	8,005	201	141,707
Additions	1,323	—	4,815	442	6,580
Disposals	(990)	(1,003)	(110)	—	(2,103)
Transfer	351	—	—	(351)	—
Impairment	(1,108)	—	—	—	(1,108)
Depreciation charge	(3,032)	—	(2,661)	—	(5,693)

Closing net book value	44,254	84,788	10,049	292	139,383

At March 31, 2011
Cost	99,123	85,505	41,135	292	226,055
Accumulated depreciation and impairment	(54,869)	(717)	(31,086)	—	(86,672)

Net book value	44,254	84,788	10,049	292	139,383

For the years ended March 31, 2011, 2010 and 2009, depreciation expense of ¥5,693 million, ¥5,374 million and ¥6,026 million, respectively, are included in “General and administration expenses”.

For the years ended March 31, 2011, impairment losses are recognized in buildings and accompanying facilities owned by Chuo Mitsui and Chuo Mitsui Asset as a part of integration. The impairment losses on property and equipment are included in “Other operating expenses”.

16. Intangible assets

The movement of the intangible assets for the years ended March 31, 2011, 2010 and 2009 is as follows:

	Goodwill	Computer software	Computer software under development	Other intangible assets	Total
	(Millions of yen)
At April 1, 2008
Cost	39,634	44,404	7,041	2,950	94,029
Accumulated amortization and impairment	—	(18,290)	—	(277)	(18,567)

Net book value	39,634	26,114	7,041	2,673	75,462

For the year ended March 31, 2009
At April 1, 2008	39,634	26,114	7,041	2,673	75,462
Additions	585	7,813	5,374	345	14,117
Disposals	—	(9,462)	(7,760)	(120)	(17,342)
Transfer	—	2,321	(2,321)	—	—
Amortization charge	—	(8,713)	—	(13)	(8,726)

Closing net book value	40,219	18,073	2,334	2,885	63,511

At March 31, 2009
Cost	40,219	35,343	2,334	3,179	81,075
Accumulated amortization and impairment	—	(17,270)	—	(294)	(17,564)

Net book value	40,219	18,073	2,334	2,885	63,511

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Goodwill	Computer software	Computer software under development	Other intangible assets	Total
	(Millions of yen)
For the year ended March 31, 2010
At April 1, 2009	40,219	18,073	2,334	2,885	63,511
Additions	3,118	5,386	4,662	5	13,171
Disposals	—	(875)	(358)	(76)	(1,309)
Transfer	—	1,757	(1,757)	—	—
Amortization charge	—	(6,869)	—	(9)	(6,878)
Impairment	—	(24)	—	(7)	(31)

Closing net book value	43,337	17,448	4,881	2,798	68,464

At March 31, 2010
Cost	43,337	37,244	4,881	3,100	88,562
Accumulated amortization and impairment	—	(19,796)	—	(302)	(20,098)

Net book value	43,337	17,448	4,881	2,798	68,464

For the year ended March 31, 2011
At April 1, 2010	43,337	17,448	4,881	2,798	68,464
Additions	—	5,646	2,315	5	7,966
Disposals	(585)	(734)	—	(8)	(1,327)
Transfer	—	4,650	(4,650)	—	—
Amortization charge	—	(6,960)	—	(6)	(6,966)
Impairment	—	—	—	(262)	(262)

Closing net book value	42,752	20,050	2,546	2,527	67,875

At March 31, 2011
Cost	42,752	43,322	2,546	2,833	91,453
Accumulated amortization and impairment	—	(23,272)	—	(306)	(23,578)

Net book value	42,752	20,050	2,546	2,527	67,875

For the years ended March 31, 2011, 2010 and 2009, amortization charges of ¥6,966 million, ¥6,878 million and ¥8,726 million, respectively, are charged in “General and administration expenses”.

Goodwill

The details for carrying amount of goodwill allocated to the cash-generating units are as follows:

	At March 31,
	2011	2010	2009
	(Millions of yen)
Pension and Securities Trust Service	31,076	31,076	31,076
Stock Transfer Agency Service	8,497	8,497	8,497
Other	3,179	3,764	646

Total	42,752	43,337	40,219

Accumulated impairment loss	—	—	—

Net amount of goodwill	42,752	43,337	40,219

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Acquisitions and disposals

Goodwill arising on an acquisition is recognized as an asset and initially measured at cost. Acquisitions had been accounted for using the purchase method and, accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair value at the date of acquisition.

On October 16, 2008, CMTH Group acquired 100% ownership interests in a company operating in the food service industry through its private equity investment partnership. Assets acquired were ¥1,173 million, including cash and cash equivalents of ¥53 million, and liabilities assumed were ¥923 million. No significant contingent liabilities identified. CMTH Group paid cash consideration of ¥835 million and recognized goodwill of ¥585 million.

On June 30, 2009, CMTH Group acquired 100% ownership interests in an educational organization through its private equity investment partnership. Assets acquired were ¥1,260 million, including cash and cash equivalents of ¥219 million, and liabilities assumed were ¥4,378 million. No significant contingent liabilities were identified. CMTH Group paid cash consideration of ¥1 (single yen) and recognized goodwill of ¥3,118 million.

On February 25, 2011, CMTH Group sold 100% ownership interest in a company operating in the food service industry through its private equity investment partnership. As a result, ¥585 million of goodwill was derecognized.

Impairment testing of goodwill

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. CMTH Group performs the impairment test on goodwill allocated to the primary cash-generating unit at March 31 of each year. For the purpose of the impairment test, CMTH Group allocates goodwill to the cash-generating unit which represents the lowest level within CMTH Group at which the goodwill is monitored for internal management purposes. Goodwill allocated to Pension and Securities Trust Service which belongs to Chuo Mitsui Asset was ¥31,076 million and to the Stock Transfer Agency Service, which belongs to the other segment, was ¥8,497 million at March 31, 2011 and 2010. “Other” includes aggregated goodwill of ¥3,179 million and ¥3,764 million at March 31, 2011 and 2010, respectively, which are not considered individually significant.

The recoverable amount of cash-generating units is determined based on value-in-use calculations. These calculations use cash flow projections based on financial forecasts approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated from the fifth year’s projected earnings using zero growth rate. The discount rate used is a cost of capital calculated using Weighted Average Cost of Capital. The discount rates used for the value-in-use calculations at March 31, 2011 and 2010 are 4.33% and 4.06%, respectively.

As a result of these impairment tests at March 31, 2011, the recoverable amount of cash-generating units exceeded their carrying amount. Accordingly, CMTH Group concluded that the goodwill was not impaired.

Computer software

Computer software at March 31, 2011 and 2010 includes purchased computer software whose book value is ¥776 million and ¥481 million, respectively.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other intangible assets

Other intangibles at March 31, 2011 and 2010 include leasehold rights, amounting to ¥2,170 million and ¥2,170 million, respectively, which are rights to use land for the purpose of owning buildings.

17. Other assets

The details of the other assets at March 31, 2011 and 2010 are as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Prepaid expenses	1,007	1,005
Accrued income	45,452	29,368
Prepaid pension expenses (see Note 26)	58,107	51,776
Receivables for securities transactions	86,250	127,715
Financial Stabilization Fund Contributions (see Note 12)	76,712	80,275
Contribution to Bank’s Shareholdings Purchase Corporation	5,365	5,365
Security deposit and margin deposit	8,268	8,150
Other	21,156	38,171
Less allowance for impairment	(875)	(1,547)

Total	301,442	340,278

Current	228,759	189,679
Non-current	72,683	150,599

The Banks’ Shareholdings Purchase Corporation (“BSPC”) was established in January 2002 in order to soften the impact on the stock market of sales of cross-shareholdings, in accordance with a law forbidding banks from holding marketable equity securities in excess of their Tier I capital after September 30, 2006. BSPC has been funded by financial institutions, including a banking subsidiary of CMTH. BSPC purchases stock from financial institutions and will be disbanded when it sells all shares that it purchased from financial institutions, or by March 31, 2017 at the latest.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18. Deposits

The details of deposits at March 31, 2011 and 2010 are as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Deposits from banks
Current/settlement accounts	876	924
Ordinary accounts	14,621	6,400
Time deposits	393	22,382
Negotiable certificates of deposit	82,000	51,400
Other	164	17,212

Total deposits from banks	98,054	98,318

Deposits from customers
Corporate customers
Current/settlement accounts	113,538	112,287
Ordinary accounts	429,651	307,727
Time deposits	1,355,644	1,241,292
Negotiable certificates of deposit	245,020	275,790
Deposits at notice	18,614	21,510
Other	66,275	10,329
Retail customers
Current/settlement accounts	228	302
Ordinary accounts	919,178	830,710
Time deposits	6,328,745	6,157,964
Saving accounts	2,802	2,993
Other	25,035	5,500

Total deposits from customers	9,504,730	8,966,404

Total deposits	9,602,784	9,064,722

Current	5,962,255	5,194,713
Non-current	3,640,529	3,870,009

19. Call money, cash collateral on securities lent and repurchase agreements

Call money

The details of call money at March 31, 2011 and 2010 are as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Call money	351,957	306,161

Total	351,957	306,161

Current	351,957	306,161

Call money is short-term funds borrowed from financial institutions directly and through money brokers in the interbank money market. From the lenders’ perspective, call money is referred to as call loan.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash collateral on securities lent and repurchase agreements

The details of cash collateral on securities lent and repurchase agreements at March 31, 2011 and 2010 are as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Cash collateral on securities lent	1,161,653	1,702,698

Total	1,161,653	1,702,698

Current	1,161,653	1,702,698

There are no repurchase agreements at March 31, 2011 and 2010.

20. Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss at March 31, 2011 and 2010 are as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Equity securities
Listed	2,533	2,080

Total	2,533	2,080

Current	2,533	2,080

The financial liabilities are comprised of short positions on listed equity securities held by consolidated investment funds.

21. Due to trust accounts

CMTH Group manages and administers a variety of trust accounts on behalf of its customers in an agent, fiduciary and trustee capacity. Such trust accounts are not CMTH Group’s proprietary accounts and are not consolidated unless they are controlled by CMTH Group. While unconsolidated trust accounts are managed and accounted for separately, an individual trust account often places its excess cash funds with CMTH Group’s trust bank subsidiaries which manage the funds with their proprietary accounts. Due to trust accounts reflect a temporary placement of the funds from the trust accounts, and in view of CMTH Group’s funding, the balance is similar to short-term funding, including demand deposits and other overnight funds borrowed.

The table below shows due to unconsolidated trust accounts managed by CMTH Group at March 31, 2011 and 2010.

	At March 31,
	2011	2010
	(Millions of yen)
Money trust accounts	9,639	11,582
Real estate in trust accounts	1,595	1,617
Composite trust accounts	5,023	8,157

Total	16,257	21,356

Current	16,257	21,356

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Money trusts are trusts in which CMTH Group, as investment manager, invests cash funds (money) in loans, securities and other assets. Investors entrust money with a money trust to be a beneficiary. Real estate in trusts hold land and buildings as trust assets under management. Composite trusts are trusts with which two or more classes of assets (such as cash, securities, and real estate) are initially entrusted.

22. Due to investors of trust accounts

CMTH Group consolidates certain trust accounts over which it is assessed to have control. Such consolidated trusts principally include principal-guaranteed money trusts, loan trusts, and securitization trusts, which collect funds through issuing beneficiary certificates to investors. The table below represents the amount that third party investors invested in such consolidated trust accounts managed by CMTH Group at March 31, 2011 and 2010.

	At March 31,
	2011	2010
	(Millions of yen)
Principal-guaranteed trust accounts	1,008,561	1,216,105
Securitization trust accounts	278,179	350,602
Other	1,588	1,513

Total	1,288,328	1,568,220

Current	1,068,850	1,290,688
Non-current	219,478	277,532

Principal-guaranteed trusts which include loan trusts invest pooled funds in such investments as loans, securities and other investable assets. Securitization trusts have been created in order to securitize housing loans originated by CMTH Group (see Note 45).

While the principal-guaranteed trusts issue certain beneficial certificates with stated terms of over one year, the balance of due to investors of principal-guaranteed trusts is classified as a current liability because the beneficial certificates are redeemable on demand without significant penalty.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23. Debt securities issued

The details of debt securities issued at March 31, 2011 and 2010 are as follows:

			At March 31,
	Notes	Interest rate	2011	2010
		(Millions of yen)
Subordinated perpetual bonds, payable in Japanese yen	1	2.08%	13,739	13,477
Subordinated bonds, payable in Japanese yen (due 2015)		2.03%	40,318	40,329
Subordinated perpetual bonds with early redemption clause, payable in Japanese yen	2	2.06%	4,997	4,995
Subordinated perpetual bonds with early redemption clause, payable in Japanese yen	3	4.46%	9,957	10,000
Subordinated bonds with early redemption clause, payable in Japanese yen (due 2017)	4	2.95%	49,789	49,739
Subordinated bonds with early redemption clause, payable in Japanese yen (due 2020)	5	1.51%	24,859	24,799
Subordinated bonds with early redemption clause, payable in Japanese yen (due 2020)	6	1.07%	18,000	18,000
Subordinated bonds with early redemption clause, payable in Japanese yen (due 2021)	7	1.17%	9,953	—
Subordinated bonds, payable in Japanese yen (due 2021)		1.64%	29,866	—
US Dollar subordinated perpetual bonds, payable in Japanese yen	8	5.50%	64,778	72,630

Total			266,256	233,969

Non-current			266,256	233,969

Notes:

All debt securities issued are unsecured bonds, which are recorded at amortized cost. Interest rate in the above table is the current rate at March 31, 2011.

1.	Bonds with an early redemption clause at the issuer’s option and a step-up feature where the interest rates are increased to the variable rate indexed to 10 years CMS after twenty years from date of issue.
2.	Bonds with an early redemption clause at the issuer’s option and a step-up feature where the interest rates are increased to the variable rate indexed to 6 months LIBOR after five years from date of issue.
3.	Bonds with an early redemption clause at the issuer’s option and a step-up feature where the interest rates are increased to the variable rate indexed to 6 months LIBOR after seven years from date of issue.
4.	Bonds with an early redemption clause at the issuer’s option and a step-up feature where the interest rates are increased to the variable rate indexed to 6 months LIBOR after ten years from date of issue.
5.	Bonds with an early redemption clause at the issuer’s option after approximately three years from date of issue.
6.	Bonds with an early redemption clause at the issuer’s option and a step-up feature where the interest rates are increased to the variable rate indexed to 6 months LIBOR after approximately five years from date of issue.
7.	Bonds with an early redemption clause at the issuer’s option and a step-up feature where the interest rates are increased to the variable rate indexed to 6 months LIBOR after approximately five years from date of issue.
8.	Bonds with a step-up feature where the interest rates are increased to the variable rate indexed to 3 months U.S. Dollar LIBOR after approximately ten years from date of issue.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24. Borrowings

The details of borrowings at March 31, 2011 and 2010 are as follows:

	At March 31,
	Maturity	2011	2010
	(Millions of yen)
Borrowings	2011-2016	591,368	1,135,922
Subordinated borrowings	2011-2021	77,550	77,583
Subordinated perpetual borrowings		15,000	15,000

Total		683,918	1,228,505

Current		593,004	1,129,139
Non-current, including subordinated perpetual borrowings		90,914	99,366

Subject to prior approval by regulatory agencies, CMTH Group has the option to repay the subordinated perpetual borrowings on each interest payment date in February 2013 and thereafter.

	Average interest rate At March 31,
	2011	2010
	(Percentages)
Borrowings	0.12	0.12
Subordinated borrowings	2.42	2.43

CMTH Group has not had any defaults on principal, interest or other breaches with respect to their liabilities for the years ended March 31, 2011 and 2010.

25. Income tax

Current income tax assets

Current income tax assets at March 31, 2011 and 2010 are as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Tax refund receivable	4,957	3,401

Total	4,957	3,401

Current	4,957	3,401

Current income tax liabilities

Current income tax liabilities at March 31, 2011 and 2010 are as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Income tax payable	2,639	4,625

Total	2,639	4,625

Current	2,639	4,625

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At March 31, 2011 and 2010, CMTH Group had no tax-related contingent liabilities and contingent assets in accordance with IAS 37. Also, there are no significant effects of changes resulting from changes in tax rates or tax laws after the reporting period.

Deferred income tax assets and liabilities

The movements in net deferred income tax assets for the years ended March 31, 2011 and 2010 are as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
At the beginning of the year	175,279	256,783	209,327
Consolidated income statement (charge)	(8,691)	(13,437)	(41,497)
Other comprehensive income (charge) credit	37,432	(68,067)	88,953

At the end of the year	204,020	175,279	256,783

Net deferred income tax assets as at March 31, 2011 and 2010 consist of the following items. Deferred income tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse.

	At March 31,
	2011	2010
	(Millions of yen)
Deferred income tax assets (liabilities)
Loans and advances	23,964	30,955
Available-for-sale financial assets	26,300	(26,311)
Securitization	31,291	31,299
Accrued bonuses	1,224	1,264
Pensions and other retirement benefits	15,974	42,712
Deferred assets	2,028	2,261
Property and equipment	(5,353)	(5,257)
Tax loss carryforwards	80,804	94,705
Other-net	27,788	3,651

Net deferred income tax assets	204,020	175,279

For the year ended March 31, 2009, certain subsidiaries of CMTH recognized significant tax losses, arising mainly from losses on sales of certain Japanese equity securities. The losses were caused by a management decision to reduce a substantive portion of Japanese equity securities which were giving rise to a significant amount of unrealized losses and to mitigate future financial instability. Historically, CMTH recorded taxable profits sufficient to recover a substantial portion of deferred income taxes. However, some subsidiaries of CMTH will not have sufficient taxable profits in the future to realize income tax benefit from deductible temporary differences and tax loss carryforwards before expiry. Based on the above, CMTH’s net deferred income tax assets in the consolidated statement of financial position are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred income tax assets have not been recognized in respect of the following temporary differences at March 31, 2011 and 2010, respectively.

	At March 31,
	2011	2010
	(Millions of yen)
Deductible temporary differences	6,360	6,402
Unused tax loss carryforwards	27,321	161,569
Investments in subsidiaries and associates	24,148	16,725

Total	57,829	184,696

Deferred income tax assets are recognized for tax losses carried forward only to the extent that realization of the related tax benefit is probable. The following table summarizes the amount of the unused tax loss carryforwards that expire each year for which deferred income tax assets are not recognized at March 31, 2011 and 2010.

	At March 31,
	2011	2010
	(Millions of yen)
2011	—	138,012
2012	—	—
2013	—	—
2014	100	—
2015	404	289
2016	16,923	21,888
2017	1,799	1,380
2018	8,095	—

Total	27,321	161,569

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered. Deferred income tax assets and liabilities that are expected to be recovered or settled within or after more than 12 months are as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Net deferred income tax assets to be recovered after more than 12 months	175,157	136,621
Net deferred income tax assets to be recovered within 12 months	28,863	38,658

Total net deferred income tax assets	204,020	175,279

The aggregate amount of temporary differences associated with investments in subsidiaries, associates and joint ventures, for which deferred tax liabilities have not been recognized was ¥398,777 million and ¥383,131 million at March 31, 2011 and 2010, respectively. CMTH Group is able to control the timing of the reversal of these temporary differences and it is probable that the temporary differences will not be reversed in the foreseeable future.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Currently, CMTH Group has neither plans nor intention to dispose of these investments in subsidiaries, associates and joint ventures and, accordingly, it expects to recover the investments though dividends rather than capital gains or losses on disposition. Dividend income is generally exempt from income taxes and no deferred income tax liability is recognized.

Income taxes on consolidated income statement

Total income taxes for the years ended March 31, 2011, 2010 and 2009 are allocated as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
Current income taxes
Current income tax expenses on profit or loss for the year	29,375	48,593	17,446
Adjustments recognized in the current year in relation to the current income tax of prior years	—	(387)	(543)
Benefits arising from tax losses carried forward of prior years	(22,792)	(40,197)	(7,757)

Total current income tax expenses	6,583	8,009	9,146
Deferred income taxes
Charges in temporary differences	(5,283)	5,685	26,984
Expenses (benefits) arising from tax losses carried forward of prior years	68,597	39,724	(77,642)
Write-downs (reversals of previous write-downs) of deferred income tax assets	(54,623)	(31,972)	92,155

Total deferred income tax expenses	8,691	13,437	41,497

Income tax expenses	15,274	21,446	50,643

Deferred income taxes credited (charged) to the consolidated income statement for the years ended March 31, 2011, 2010 and 2009 consists of the following items.

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
Loans and advances	(6,991)	1,889	321
Available-for-sale financial assets	15,205	(3,138)	(26,449)
Tax loss carryforwards	(13,901)	(8,377)	(16,702)
Other-net	(3,004)	(3,811)	1,333

Total deferred income tax charged to consolidated income statement	(8,691)	(13,437)	(41,497)

The reconciliations of the statutory tax rate and effective income tax rate for the years ended March 31, 2011, 2010 and 2009 are as follows:

	For the year ended March 31,
	2011	2010	2009
Statutory tax rate in Japan	40.90%	40.90%	40.91%
Effect of deferred tax assets not recognized	(6.21%)	(25.65%)	(97.96%)
Tax-exempt dividend income	(0.62%)	(0.25%)	2.95%
Elimination of inter-company transactions	(7.26%)	—	—
Other-net	(2.93%)	2.08%	0.17%

Effective income tax rate	23.88%	17.08%	(53.93%)

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The income tax rate applicable to the majority of CMTH Group’s income was 40.91% for year ended 2009, and 40.90% for each of the years ended March 31, 2011 and 2010, respectively. The income tax rate applicable to the majority of income of subsidiaries ranges from 17.50% to 42.05%, from 17.50% to 42.70% and from 17.50% to 44.81% for the years ended March 31, 2011, 2010 and 2009, respectively.

Income tax effects relating to other comprehensive income (see Note 29)

Income taxes charged or credited to other comprehensive income for the years ended March 31, 2011, 2010 and 2009 are as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
Available-for-sale financial assets	(37,405)	68,110	(88,930)
Other	(27)	(43)	(23)

Total income tax charged (credited) to other comprehensive income	(37,432)	68,067	(88,953)

26. Retirement benefit obligations

Severance indemnity plans

CMTH and certain subsidiaries, including Chuo Mitsui and Chuo Mitsui Asset, sponsor and offer their employees other than directors and corporate auditors lump-sum severance indemnity plans. Under severance indemnity plans, benefit payments in the form of a lump-sum cash payment with no option to receive annuity payments, upon contractual retirement at normal retirement age or earlier termination of employment, are provided. When a benefit is paid in a single payment to a benefit payee under the plans, the payment represents final relief of the obligation.

Defined Benefit Pension Plans

CMTH Group has funded non-contributory defined benefit pension plans, which cover substantially all of their employees and provide for lifetime annuity payments commencing at age 60 based on eligible compensation at the time of severance, rank, years of service and other factors.

CMTH, Chuo Mitsui, Chuo Mitsui Asset and certain domestic subsidiaries have non-contributory Corporate Defined Benefit Pension plans (“CDBPs”) which provide benefits to all their domestic employees. Under CDBPs, employer contributions are funded in accordance with the Corporate Defined Benefit Pension Plan Act and related regulations.

In addition to CDBPs, CMTH, Chuo Mitsui and Chuo Mitsui Asset have non-contributory tax-qualified pension plans which are defined benefit pension plans that provide benefits to certain retired employees based on eligible compensation at the time of severance, years of service and other factors. Under the tax-qualified pension plans, employers enter into contracts with life insurers that administer employer contributions and benefit payments.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The defined benefit liability and asset recognized in the consolidated statement of financial position at March 31, 2011 and 2010 are determined as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Present value of funded obligations	189,263	186,502
Present value of unfunded obligations	3,282	3,378

Present value of total obligations	192,545	189,880
Fair value of plan assets	193,334	209,055

Surplus in the plan	(789)	(19,175)
Unrecognized actuarial losses	(51,745)	(26,808)

Net asset in the consolidated statement of financial position	(52,534)	(45,983)

Liability recognized in the consolidated statement of financial position	5,573	5,793
Asset recognized in the consolidated statement of financial position	58,107	51,776

The movements in the defined benefit obligation for the years ended March 31, 2011, 2010 and 2009 are as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
Balance at beginning of year	189,880	188,757	191,638
Current service cost	3,607	3,499	3,797
Interest cost	4,137	3,825	3,636
Actuarial losses (gains)	3,519	1,873	(2,620)
Benefits paid	(8,598)	(8,074)	(7,694)

Balance at end of year	192,545	189,880	188,757

The movements in the fair value of plan assets for the years ended March 31, 2011, 2010 and 2009 are as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
Balance at beginning of year	209,055	181,526	224,302
Expected return on plan assets	8,095	6,735	10,283
Actuarial gains (losses)	(21,899)	22,277	(53,251)
Employer contributions	6,221	6,188	7,466
Benefits paid	(8,138)	(7,671)	(7,274)

Balance at end of year	193,334	209,055	181,526

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The pension costs recognized in the consolidated income statement for the years ended March 31, 2011, 2010 and 2009 are as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
Current service cost	3,607	3,499	3,797
Interest cost	4,137	3,825	3,636
Expected return on plan assets	(8,095)	(6,735)	(10,283)
Amortization of net actuarial losses recognized during the year	484	3,419	—

Pension costs	133	4,008	(2,850)

Pension costs are included in “General and administrative expenses”.

Actual return on plan assets was a loss of ¥13,804 million, a gain of ¥29,012 million and a loss of ¥42,968 million for the years ended March 31, 2011, 2010 and 2009, respectively.

The principal actuarial assumptions used in determining defined benefit obligation at March 31, 2011, 2010 and 2009 are as follows:

	At March 31,
	2011	2010	2009
Discount rate	1.8% - 2.2%	1.9% - 2.3%	1.8% - 2.1%
Future salary increases	5.6% - 6.5%	5.6% - 6.5%	5.4% - 5.6%

The principal assumptions used in determining pension costs for the years ended March 31, 2011, 2010 and 2009 are as follows:

For the year ended March 31,
	2011	2010	2009
Discount rate	1.9% - 2.3%	1.8% - 2.1%	1.5% - 2.0%
Expected return on plan assets	2.9% - 4.0%	2.8% - 5.7%	3.5% - 6.3%
Future salary increases	5.6% - 6.5%	5.4% - 5.6%	5.4% - 5.6%

Assumptions for future mortality experience are based on published statistics. Mortality assumptions used in measuring CMTH Group’s obligations under its defined benefit plans at March 31, 2011, 2010 and 2009 are as follows:

	At March 31,
	2011	2010	2009
Life expectancy at age 45 and 65
Age 45	37.0	37.0	36.5
Age 65	19.8	19.8	19.3

CMTH Group’s investment policy aims to achieve a stable growth of the plan assets with the medium- and long-term strategy to maximize the return so that CMTH Group ensures that, combined with CMTH Group’s contributions, sufficient funds are available to cover future benefit payments to the plan participants.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Major categories of plan assets at March 31, 2011, 2010 and 2009 are as follows:

	At March 31,
	2011	2010	2009
Equity securities	54.3%	56.5%	50.9%
Debt securities	37.0%	34.4%	38.6%
Other	8.7%	9.1%	10.5%

Total	100.0%	100.0%	100.0%

CMTH Group determines its assumptions for the expected rate of return on plan assets using a scenario approach. In the scenario approach, the rate of return for equity securities included in the plan assets is estimated using earnings per share growth rate, price-earnings change rate and dividend yield. Also, the rate of return for debt securities included in the plan assets is estimated using Gross Domestic Product deflator, consumer price index, policy interest rate and long-term interest rate. The expected rate of return on plan assets is the average of the expected rates of return on classes of investments that is weighted by portfolio allocation.

Expected contributions to benefit plans for the year ending March 31, 2012 are ¥12,902 million.

Surplus or deficit in the plan and experience adjustments at March 31, 2011, 2010 and 2009 are as follows:

	At March 31,
	2011	2010	2009
	(Millions of yen)
Present value of defined benefit obligation	192,545	189,880	188,757
Fair value of plan assets	193,334	209,055	181,526

Deficit (surplus) in the plan	(789)	(19,175)	7,231

Experience losses on defined benefit obligation	1,172	1,420	969
Experience losses (gains) on plan assets	21,899	(22,277)	53,251

27. Other liabilities

The details of other liabilities at March 31, 2011 and 2010 are as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Accrued bonus and compensated absences	3,571	3,576
Employee deposits	5,045	4,759
Accrued expenses	70,458	61,510
Advance receipt	3,791	4,067
Payables for securities transactions	38,829	30,122
Obligation under finance leases	2,467	3,010
Other	27,856	27,296

Total	152,017	134,340

Current	139,189	120,663
Non-current	12,828	13,677

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28. Share capital and capital surplus

Under the Companies Act of Japan (the “Companies Act”), issuances of ordinary shares, including issuances arising from conversions of bonds and notes, are required to be credited to the ordinary share account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.

The Companies Act permits that ordinary shares, legal reserves, additional paid-in capital, and other capital surplus and retained earnings can be transferred between these accounts under certain conditions upon the approval of a shareholders’ meeting. The Companies Act limits the increase of paid-in capital in case a disposition of treasury stock and issuance of ordinary shares are performed at the same time.

The following table shows detailed information on the numbers of each type of shares outstanding for the years ended March 31, 2010 and 2011.

	Ordinary shares	Treasury shares	Class II preferred shares	Class III preferred shares
	(Numbers of shares)
At April 1, 2009	1,157,551,267	324,157	93,750,000	31,468,750
Conversion of preferred shares to ordinary shares	500,875,000	—	(93,750,000)	(31,468,750)
Purchase of treasury shares	—	54,252	—	—
Disposal of treasury shares	—	(12,260)	—	—

At March 31, 2010	1,658,426,267	366,149	—	—

Purchase of treasury shares	—	53,214	—	—
Disposal of treasury shares	—	(7,690)	—	—

At March 31, 2011	1,658,426,267	411,673	—	—

The total authorized number of ordinary shares was 4,068,332 thousand shares at March 31, 2011 and 2010. The ordinary shares bear no specified par value. All shares issued are fully paid.

During the year ended March 31, 2011, CMTH Group purchased 53,214 ordinary shares for ¥17 million and disposed 7,690 ordinary shares for ¥2 million.

During the year ended March 31, 2010, CMTH Group purchased 54,252 ordinary shares for ¥18 million and disposed 12,260 ordinary shares for ¥4 million.

Class II and Class III preferred shares

On February 1, 2002, the predecessor banks of CMTH issued 93,750,000 shares of non-voting and non-participating Class II and 133,281,250 shares of non-voting and non-participating Class III preferred shares to the RCC at an issue price of ¥1,600 per share in each case. Each share provided the holder an option to convert each preferred share into ordinary shares at a conversion price of ¥450 per share before the mandatory conversion date of August 1, 2009. If the preferred shares had not been converted, each of the preferred shares would have mandatorily converted into ordinary shares using the mandatory conversion price determined based on the average ordinary share prices quoted on the Tokyo Stock Exchange during a certain period before the mandatory conversion date. The mandatory conversion price was not lower than ¥400 according to the terms of the preferred shares. At CMTH’s discretion, a non-cumulative dividend was paid annually prior to mandatory conversion. These preferred shares were considered to be compound financial instruments, consisting of both liability and equity components.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Therefore, net proceeds received from the issue of the preferred shares were split between the financial liability component as debt securities issued and equity component as capital surplus representing the residual value attributable to the option to convert the preferred shares into ordinary shares of CMTH, as follows:

	Class II preferred shares	Class III preferred shares
	(Millions of yen)
Proceeds of issue	150,000	213,250
Liability component at date of issue	(133,753)	(190,152)

Equity component	16,247	23,098

The equity component credited to capital surplus in equity was not remeasured subsequently. The liability component was measured at amortized cost and was included in “Debt securities issued”. The amount of accretion on the liability component was presented as “Interest expenses” in the consolidated income statement.

Redemption and retirement of Class III preferred shares in 2008

On June 30, 2008, the Board of Directors of CMTH resolved to redeem 54,000,000 shares of Class III preferred shares effective on July 3, 2008 at a purchase price of ¥2,359 per share, and retired all of those preferred shares at that time. These transactions resulted in a decrease in the liability component of ¥84,986 million and a decrease in the equity component of ¥44,021 million recognizing a gain on redemption in the consolidated income statement of ¥1,621 million for the year ended March 31, 2009.

Conversion of Class III preferred shares to ordinary shares in 2008

On July 17, 2008, the RCC exercised its option to convert 47,812,500 preferred shares into ordinary shares at the conversion price of ¥450. As a result of the conversion, the liability component and equity component decreased by ¥75,293 million and ¥6,157 million, respectively, and share capital increased by ¥81,450 million. No gain or loss was recognized on conversion.

Mandatory conversion of Class II and Class III preferred shares in 2009

On August 1, 2009, all outstanding Class II and Class III preferred shares were mandatorily converted into ordinary shares at the conversion price of ¥400 (4 ordinary shares for one preferred share). This mandatory conversion decreased the liability component by ¥200,350 million, and share capital and capital surplus increased by ¥100,175 million each.

A summary of the preferred shares is as follows:

	Class II preferred shares	Class III preferred shares
Number of shares issued	93,750,000 shares	133,281,250 shares
Aggregate issue price	¥150,000 million	¥213,250 million
Per share issue price	¥1,600	¥1,600
Per share liquidation	¥1,600	¥1,600
Per share conversion price	¥450	¥450
Period during which conversion requests acceptable	Until July 31, 2009	Until July 31, 2009
Mandatory conversion date	August 1, 2009	August 1, 2009
Conversion price at mandatory conversion date	Average of 30-day closing price for ordinary shares of CMTH starting 45 days prior to mandatory conversion date with a floor of ¥400	Average of 30-day closing price for ordinary shares of CMTH starting 45 days prior to mandatory conversion date with a floor of ¥400

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Preferred securities issued by a subsidiary

In December 2008, CMTH Preferred Capital 7 (Cayman) Limited, a wholly owned subsidiary of CMTH, issued preferred securities of ¥41,000 million to third party investors. Such preferred securities include Series A and Series B issues. Dividends are discretionary and non-cumulative, which are paid semiannually at a fixed rate before July 2019 and a variable rate thereafter. A step-up dividend is added on the variable dividends for the Series A issue. The preferred securities have no stated maturity, however, subject to regulatory approval, they are redeemable at the discretion of the issuer on each dividend payment date from July 2019 onwards. The preferred securities are classified as an equity instrument and are included in non-controlling interests in the consolidated financial statements.

Treasury shares

The Companies Act permits Japanese companies to effect purchases of their own shares pursuant to a resolution by the shareholders at an annual general meeting until the conclusion of the following ordinary general meeting of shareholders, and to hold such shares as their treasury shares indefinitely regardless of purpose. However, the Companies Act requires the amount of treasury shares purchased to be less than the amount of retained earnings available for dividends. Disposition of treasury shares is subject to the approval of the Board of Directors and is to follow procedures similar to a public offering of shares for subscription.

29. Retained earnings and other reserves

In addition to the Companies Act, Japanese banks, including Chuo Mitsui and Chuo Mitsui Asset, are required to comply with the Banking Act of Japan. These regulations apply primarily to CMTH Group’s consolidated financial statements prepared in accordance with Japanese GAAP. However, CMTH Group applied the same criteria in preparing the IFRS consolidated financial statements.

Legal reserve set aside as appropriation of retained earnings and legal capital surplus

The Companies Act provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each period shall be set aside as a legal reserve until the aggregate amount of legal reserve set aside as an appropriation of retained earnings and the legal capital surplus equals 25% of stated capital as defined in the Companies Act.

The Banking Act provides that an amount at least equal to 20% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each fiscal period shall be set aside as a legal reserve until the aggregate amount of legal reserve set aside as appropriation of retained earnings and the legal capital surplus equals 100% of stated capital as defined in the Companies Act.

Transfer of legal reserve

Under the Companies Act, Japanese companies are permitted, pursuant to a resolution by shareholders at a general meeting, to set aside the legal reserve as an appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 25% of stated capital as defined in the Companies Act.

Under the Companies Act, Japanese companies are permitted, primarily pursuant to a resolution by shareholders at a general meeting, to transfer the legal capital surplus and the legal reserve to stated capital and/or retained earnings without limitations of thresholds, thereby effectively removing the thresholds provided for in the Companies Act and the Banking Act at the company’s discretion.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under the Banking Act, Japanese banks including Chuo Mitsui and Chuo Mitsui Asset are permitted, pursuant to a resolution by shareholders at a general meeting, to set aside the legal reserve as an appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 100% of stated capital as defined in the Companies Act.

Unappropriated retained earnings and dividends

In addition to the provision that requires an appropriation for legal reserve as described above, the Companies Act and the Banking Act impose certain limitations on the amount available for dividends.

Under the Companies Act, the amount available for dividends is based on the amount recorded in CMTH’s general books of account maintained in accordance with Japanese GAAP. The adjustments included in the accompanying consolidated financial statements but not recorded in CMTH’s general books of account have no effect on the determination of retained earnings available for dividends under the Companies Act. Under the Banking Act, CMTH, Chuo Mitsui and Chuo Mitsui Asset have to meet the minimum capital adequacy requirements and distributions of retained earnings of CMTH, Chuo Mitsui and Chuo Mitsui Asset, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum 2.0% Tier I capital for capital adequacy purposes (see Note 3.5). At March 31, 2011, CMTH’s retained earnings that is determined under Japanese GAAP and available for profit distribution amounted to ¥274,351 million.

Movements in the retained earnings for the years ended March 31, 2011, 2010 and 2009 are as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
At beginning of year	244,790	155,201	315,130
Profit attributable to owners of the parent	41,729	97,354	(149,002)
Dividends paid	(19,897)	(7,765)	(10,927)
Other	(3)	—	—

At end of year	266,619	244,790	155,201

The details of other reserves at March 31, 2011, 2010 and 2009 are as follows:

	At March 31,
	2011	2010	2009
	(Millions of yen)
Unrealized gains on available-for-sale financial assets	72,164	118,753	21,548
Cash flow hedges	147	185	246
Exchange differences on translations of foreign operations	(1,486)	(1,488)	(1,979)
Share of other comprehensive loss of associates and joint ventures	(1)	(1)	(2)
Other	2	1	2

Total other reserves	70,826	117,450	19,815

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Movements in unrealized gains and losses on available-for-sale financial assets for the years ended March 31, 2011, 2010 and 2009 are as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
At beginning of year	118,753	21,548	154,838
Net unrealized gains (losses) on available-for-sale financial assets	(83,415)	156,397	(335,914)
Income tax relating to net unrealized gains (losses) on available-for-sale financial assets	37,168	(64,462)	135,442
Amortization of discounts	10,736	38,104	29,100
Net gains on disposal of available-for-sale financial assets	(54,099)	(38,105)	(29,518)
Losses on impairment of available-for-sale financial assets	42,784	8,919	114,112
Income tax relating to reclassification adjustments for gains (losses) included in profit or loss	237	(3,648)	(46,512)

At end of year	72,164	118,753	21,548

Movements in the cash flow hedging reserve for the years ended March 31, 2011, 2010 and 2009 are as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
At beginning of year	185	246	277
Reclassification adjustments for losses included in profit or loss	(65)	(103)	(52)
Income tax relating to reclassification adjustments for gains included in profit or loss	27	42	21

At end of year	147	185	246

Cash flow hedging reserve is derived from the hedge accounting qualified under Japanese GAAP, which CMTH Group prospectively discontinued at April 1, 2008, the date of transition to IFRS. Gains and losses accumulated in the reserve are reclassified to profit or loss in accordance with IAS 39.

Movements in the foreign currency translation differences for the years ended March 31, 2011, 2010 and 2009 are as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
At beginning of year	(1,488)	(1,979)	—
Foreign currency translation differences arising from the translation of foreign operations	2	491	(1,979)

At end of year	(1,486)	(1,488)	(1,979)

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income tax is not recognized for foreign currency translation differences on foreign subsidiaries because CMTH Group is able to control the timing and reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

30. Non-controlling interests

Non-controlling interests represent the portion of the profit or loss and net assets of a subsidiary attributable to equity interests that are not owned, directly or indirectly through subsidiaries, by CMTH Group. Movements of non-controlling interests for the years ended March 31, 2011, 2010 and 2009 are as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
At beginning of year	185,969	186,703	146,658
Share of profit for the year	6,964	6,750	4,453
Share of net unrealized gains (losses) on available-for-sale financial assets	(1,331)	165	351
Dividends paid	(7,460)	(7,649)	(5,801)
Issues of preferred securities	—	—	41,000
Other	—	—	42

At end of year	184,142	185,969	186,703

Included in non-controlling interests are the preferred securities issued by financing subsidiaries at March 31, 2011 and 2010 as follows:

	Notes	At March 31,
		2011	2010
		(Millions of yen)
Non-cumulative preferred securities with voluntary redemption clause, payable in Japanese yen, with liquidation preference of ¥1,000,000 per share	1	27,500	27,500
Non-cumulative preferred securities with voluntary redemption clause, payable in Japanese yen, with liquidation preference of ¥1,000,000 per share	2	30,000	30,000
Non-cumulative preferred securities with voluntary redemption clause, payable in Japanese yen, with liquidation preference of ¥1,000,000 per share	3	10,000	10,000
Non-cumulative preferred securities with voluntary redemption clause, payable in Japanese yen, with liquidation preference of ¥100,000,000 per share	4	33,000	33,000
Non-cumulative preferred securities with voluntary redemption clause, payable in Japanese yen, with liquidation preference of ¥100,000,000 per share	5	42,000	42,000
Non-cumulative preferred securities with voluntary redemption clause, payable in Japanese yen, Series A and B, with liquidation preference of ¥100,000,000 per share	6	41,000	41,000

Total		183,500	183,500

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Notes:
1.	No redemption date is provided. However, subject to prior approval by regulatory agencies, the security is redeemable voluntarily at the option of the issuer on each dividend date in July 2012 and thereafter. Non-cumulative discretionary dividends are variable at a rate indexed to 6 months LIBOR, with no step-up feature.
2.	No redemption date is provided. However, subject to prior approval by regulatory agencies, the security is redeemable voluntarily at the option of the issuer on each dividend date in July 2013 and thereafter. Non-cumulative discretionary dividends are variable at a rate indexed to 6 months LIBOR, with no step-up feature.
3.	No redemption date is provided. However, subject to prior approval by regulatory agencies, the security is redeemable voluntarily at the option of the issuer on each dividend date in July 2014 and thereafter. Non-cumulative discretionary dividends are variable at a rate indexed to 6 months LIBOR, with no step-up feature.
4.	No redemption date is provided. However, subject to prior approval by regulatory agencies, the security is redeemable voluntarily at the option of the issuer on each dividend date in July 2017 and thereafter. Non-cumulative discretionary dividends are fixed at 3.02% initially and are variable at a rate indexed to 6 months LIBOR, with a step-up feature, on dividend dates after July 2017.
5.	No redemption date is provided. However, subject to prior approval by regulatory agencies, the security is redeemable voluntarily at the option of the issuer on each dividend date in July 2018 and thereafter. Non-cumulative discretionary dividends are fixed at 3.52% initially and are variable at a rate indexed to 6 months LIBOR, with a step-up feature, on dividend dates after July 2018.
6.	No redemption date is provided. However, subject to prior approval by regulatory agencies, the security is redeemable voluntarily at the option of the issuer on each dividend date in July 2019 and thereafter. Non-cumulative discretionary dividends are fixed at 5.09% (Series A) and 5.59% (Series B) initially and are variable at a rate indexed to 6 months LIBOR on dividend dates after July 2019. A step-up dividend is added with respect to the Series A issue.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

31. Financial assets and financial liabilities

Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortized cost. The summary of significant accounting policies in Note 2 describes how the classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognized. The following table presents the carrying amounts of the financial assets and liabilities at March 31, 2011 and 2010 in accordance with the categories of financial instruments as defined in IAS 39.

The amounts of “Designated at fair value through profit or loss” include embedded derivatives which are accounted for separately from the host contract but are presented in the same line item as the host contract in the consolidated statement of financial position. Non-financial assets and liabilities are not included.

	Held for trading	Designated at fair value through profit or loss	Held-to- maturity	Loans and receivables	Available- for-sale instruments	Financial liabilities at amortized cost	Total
			(Millions of yen)
At March 31, 2011
Financial assets
Cash and deposits with banks	—	—	—	519,119	—	—	519,119
Call loans	—	—	—	7,859	—	—	7,859
Cash collateral on securities borrowed and reverse repurchase agreements	—	—	—	9,378	—	—	9,378
Financial assets held for trading other than derivatives	24,277	—	—	—	—	—	24,277
Derivative financial assets	198,510	—	—	—	—	—	198,510
Financial assets designated at fair value through profit or loss	—	123,257	—	—	—	—	123,257
Investment securities — equity securities	—	—	—	—	618,103	—	618,103
Investment securities — debt securities	—	(5,488)	136	305,524	1,262,897	—	1,563,069

Total investment securities	—	(5,488)	136	305,524	1,881,000	—	2,181,172
Loans and advances	809	—	—	9,549,780	—	—	9,550,589
Assets pledged as collateral	—	(307)	—	—	1,185,041	—	1,184,734
Other assets	—	—	—	187,132	48,596	—	235,728

Total	223,596	117,462	136	10,578,792	3,114,637	—	14,034,623

Financial liabilities
Deposits	—	—	—	—	—	9,602,784	9,602,784
Call money	—	—	—	—	—	351,957	351,957
Cash collateral on securities lent and repurchase agreements	—	—	—	—	—	1,161,653	1,161,653
Derivative financial liabilities	188,068	—	—	—	—	—	188,068
Financial liabilities designated at fair value through profit or loss	—	2,533	—	—	—	—	2,533
Due to trust accounts	—	—	—	—	—	16,257	16,257
Due to investor of trust accounts	—	—	—	—	—	1,288,328	1,288,328
Debt securities issued	—	—	—	—	—	266,256	266,256
Borrowings	—	—	—	—	—	683,918	683,918
Other liabilities	—	—	—	—	—	121,940	121,940

Total	188,068	2,533	—	—	—	13,493,093	13,683,694

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Held for trading	Designated at fair value through profit or loss	Held-to- maturity	Loans and receivables	Available- for-sale instruments	Financial liabilities at amortized cost	Total
			(Millions of yen)
At March 31, 2010
Financial assets
Cash and deposit with banks	—	—	—	268,450	—	—	268,450
Call loans	—	—	—	10,875	—	—	10,875
Cash collateral on securities borrowed and reverse repurchase agreements	—	—	—	1,521	—	—	1,521
Financial assets held for trading other than derivatives	12,007	—	—	—	—	—	12,007
Derivative financial assets	203,406	—	—	—	—	—	203,406
Financial assets designated at fair value through profit or loss	—	124,408	—	—	—	—	124,408
Investment securities — equity securities	—	—	—	—	750,473	—	750,473
Investment securities — debt securities	—	(7,969)	394,015	332,790	1,034,386	—	1,753,222

Total investment securities	—	(7,969)	394,015	332,790	1,784,859	—	2,503,695
Loans and advances	—	—	—	9,710,846	—	—	9,710,846
Assets pledged as collateral	—	(173)	5,308	—	1,716,218	—	1,721,353
Other assets	—	—	—	200,814	53,286	—	254,100

Total	215,413	116,266	399,323	10,525,296	3,554,363	—	14,810,661

Financial liabilities
Deposits	—	—	—	—	—	9,064,722	9,064,722
Call money	—	—	—	—	—	306,161	306,161
Cash collateral on securities lent and repurchase agreements	—	—	—	—	—	1,702,698	1,702,698
Derivative financial liabilities	191,963	—	—	—	—	—	191,963
Financial liabilities designated at fair value through profit or loss	—	2,080	—	—	—	—	2,080
Due to trust accounts	—	—	—	—	—	21,356	21,356
Due to investor of trust accounts	—	—	—	—	—	1,568,220	1,568,220
Debt securities issued	—	—	—	—	—	233,969	233,969
Borrowings	—	—	—	—	—	1,228,505	1,228,505
Other liabilities	—	—	—	—	—	103,008	103,008

Total	191,963	2,080	—	—	—	14,228,639	14,422,682

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

32. Fair value of financial assets and liabilities

32.1. Fair value information of financial assets and liabilities comparison with carrying amounts

The following table presents a comparison of the carrying amounts and fair value of CMTH Group’s classes of financial instruments at March 31, 2011 and 2010.

	At March 31,
	2011		2010
	Carrying amount	Fair value	Carrying amount	Fair value
	(Millions of yen)
Financial assets
Cash and deposit with banks	519,119	519,119	268,450	268,450
Call loans	7,859	7,859	10,875	10,875
Cash collateral on securities borrowed and reverse repurchased agreements	9,378	9,378	1,521	1,521
Financial assets held for trading other than derivatives	24,277	24,277	12,007	12,007
Derivative financial assets	198,510	198,510	203,406	203,406
Financial assets designated at fair value through profit or loss:
Equity securities	85,692	85,692	92,609	92,609
Debt securities	37,565	37,565	31,799	31,799

Sub total	123,257	123,257	124,408	124,408

Investment securities — equity securities:
Available-for-sale	618,103	618,103	750,473	750,473
Investment securities — debt securities:
Available-for-sale	1,262,897	1,262,897	1,034,386	1,034,386
Embedded derivatives	(5,488)	(5,488)	(7,969)	(7,969)
Held-to-maturity	136	137	394,015	396,211
Loans and receivables	305,524	306,221	332,790	330,432

Subtotal	1,563,069	1,563,767	1,753,222	1,753,060

Loans and advances:
Held-for-trading	809	809	—	—
Loans and receivables	9,549,780	9,615,654	9,710,846	9,776,704

Subtotal	9,550,589	9,616,463	9,710,846	9,776,704

Asset pledged as collateral:
Available-for-sale	1,185,041	1,185,041	1,716,218	1,716,218
Embedded derivatives	(307)	(307)	(173)	(173)
Held-to-maturity	—	—	5,308	5,347

Subtotal	1,184,734	1,184,734	1,721,353	1,721,392

Other financial assets:
Available-for-sale	48,596	48,596	53,286	53,286
Loans and receivables	187,132	187,702	200,814	202,447

Sub total	235,728	236,298	254,100	255,733

Total	14,034,623	14,101,765	14,810,661	14,878,029

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	At March 31,
	2011		2010
	Carrying amount	Fair value	Carrying amount	Fair value
	(Millions of yen)
Financial liabilities
Deposits	9,602,784	9,637,533	9,064,722	9,104,158
Call money	351,957	351,957	306,161	306,161
Cash collateral on securities lent and repurchase agreements	1,161,653	1,161,653	1,702,698	1,702,698
Derivative financial liabilities	188,068	188,068	191,963	191,963
Financial liabilities designated at fair value through profit or loss	2,533	2,533	2,080	2,080
Due to trust accounts	16,257	16,257	21,356	21,356
Due to investors of trust accounts	1,288,328	1,296,032	1,568,220	1,573,526
Debt securities issued	266,256	271,485	233,969	237,063
Borrowings	683,918	687,745	1,228,505	1,232,579
Other financial liabilities	121,940	121,940	103,008	103,008

Total	13,683,694	13,735,203	14,422,682	14,474,592

The fair value of a financial instrument is the amount for which a financial asset could be exchanged or a financial liability could be settled, between knowledgeable, willing parties in an arm’s-length transaction, other than in forced or liquidation sale. If a quoted market price is available for an instrument, the fair value is calculated based on the market price. Where quoted market prices are not available, fair value is determined using commonly accepted valuation techniques, such as option pricing models.

The following is an explanation of the determination of fair value for financial instruments that are not carried at fair value in the consolidated statement of financial position, but for which the fair value is disclosed under IFRS 7.

Short-term financial instruments

The carrying value of financial instruments, including cash and cash deposits with banks, call loans, call money, cash collateral on securities borrowed and lent, certain repurchase and reverse repurchase agreements and other short-term investments and borrowings approximates their fair value as they generally expose CMTH Group to limited credit risk, have no stated maturities or have short-term maturities and carry interest rates that approximate market rates.

Held-to-maturity investments

The fair value for held-to-maturity financial investments is based on quoted market prices published by a securities dealers association or broker/dealer price quotations.

Loans and advances

For loans and advances which mature in a short-term period, the carrying amounts are a reasonable approximation of fair value. For loans and advances with variable interest rates reflecting the market interest rates in a short-term period, the carrying amounts approximate the fair values, unless creditworthiness of the borrowers has changed significantly since the origination of loans and advances. If such loans and advances are impaired, the discounted cash flow method is employed to measure the fair value. For loans and advances with

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fixed interest rates, fair values are estimated by discounting future contractual cash flows with the interest rate reflecting credit risk for each category, internal credit rating and maturity of loans and receivables if such loans and advances are not impaired. For fixed rate loans individually assessed for impairment, fair values are estimated by discounting future cash flows adjusted for credit risk with risk free interest rates. For fixed rate loans collectively assessed for impairment, fair value of such loans and advances approximates the carrying amounts after deducting the impairment allowance because impairment allowances are estimated based on present value of future cash flow and recoverable amount of collateral or guarantees. For loans and advances without a fixed maturity due to loan characteristics such as limiting the amounts within the value of pledged assets, the fair values are estimated based on the expected collection periods, interest rates and other factors.

Other financial assets

The fair value of other financial assets, which primarily include accrued income and receivables for securities transactions, approximates the carrying amounts because such amounts are settled in a short-term period with insignificant risk of loss. For long-term contracts, including Financial Stabilization Fund contributions, the fair value is estimated by discounting future cash flows with discount rates appropriate for the assets.

Deposits

As most deposits which have on-demand features, including current and settlement accounts, ordinary accounts, and deposits at notice, the carrying amounts are a reasonable approximation of fair value. For long-term deposits, including term deposits, fair value is calculated by classifying them based on their terms and discounting the future contractual cash flows. Discount rates used in such calculations are the interest rates that would be applied to newly accepted deposits estimated by reference to the market rates for similar deposits with similar maturities. For fair value of deposits with maturity within one year, the carrying amounts approximate the fair value.

Due to trust accounts

The carrying amount is a reasonable estimate of the fair value since the nature is similar to short-term funding, which reflects a short-term placement of cash funds from individual trust accounts and the balance changes in response to the day-to-day changes in the placements from the trust accounts.

Due to investors of trust accounts

Due to investors of trust accounts include principal-guaranteed trusts that issue beneficial certificates to investors. While the principal-guaranteed trusts issue certain beneficial certificates with stated terms of over one year, investments in principal-guaranteed trusts have an on-demand feature as they are readily redeemable at the investors’ request without significant penalty, and the dividend rate offered to investors is revised within a short-term period. Accordingly, the carrying amount is a reasonable estimate of fair value. For other trust accounts, investors are not permitted to redeem their investments for a long time before maturity, the fair value is estimated based on broker/dealer price quotations for the beneficiary interests.

Debt securities issued

The fair value of bonds issued by CMTH Group is estimated based on the quoted market prices, if available, prices published by a securities dealers association, quotations provided by brokers and dealers, and values determined by discounting the principal and interest amounts with the current interest rate expected for similar issues with similar maturities, adjusted for the credit risk applicable to CMTH Group.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Borrowings

For borrowings with variable interest rates which reflect the market interest rates in a short-term period, the carrying amounts approximate the fair value. For borrowings with fixed interest rates, fair value is determined by discounting future contractual cash flows with current market rates applicable to similar borrowings with similar maturities, adjusted for the credit risk applicable to CMTH Group. For borrowings with maturity within one year, the carrying amounts approximate the fair value.

Other financial liabilities

The fair value of other financial liabilities, which primarily include accrued expenses and payables for securities transactions, approximates their carrying amounts because such amounts are settled in a short-term period at the carrying amounts. For long-term contracts, including obligations under finance leases, the fair value is estimated by discounting future cash flows. CMTH Group applies discount rates that reflect the nature of the transaction and the specific terms of the lease.

32.2. Fair value hierarchy

IFRS 7 specifies a fair value hierarchy to classify fair value measurements that reflects the significance of the inputs used in making such measurements based on whether the inputs are observable or unobservable. Observable inputs reflect market data obtained from independent sources; unobservable inputs reflect CMTH Group’s market assumptions. The fair value hierarchy is as follows:

•

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities. This level includes listed equity securities, and debt instruments quoted in active markets and exchange traded derivatives like futures. CMTH Group considers markets to be active based on trading volume and activity and bid and ask spread.

•

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). This level principally includes a majority of the OTC derivative contracts, most government agency securities, municipal obligations, investment-grade corporate bonds and unlisted public investment funds which invest only in listed products. The sources of input parameters like LIBOR yield curve are available from price information providers such as Bloomberg LP or Thomson Reuters Markets KK.

•

Level 3 — Inputs for the asset or liability that are not based on observable market data (unobservable inputs). This level principally includes most unlisted equity investments, unlisted investment partnerships, certain interests in securitizations, and debt instruments and derivatives with significant unobservable components.

This hierarchy requires the use of observable market data when available. CMTH Group considers relevant and observable market prices in its valuations where possible.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents a type of fair value of CMTH Group’s classes of financial instruments that is measured and recorded at fair value, at March 31, 2011 and 2010.

	Level 1	Level 2	Level 3	Total
	(Millions of yen)
At March 31, 2011
Financial assets held for trading other than derivatives	315	23,962	—	24,277
Derivative financial assets	9	198,224	277	198,510
Financial assets designated at fair value through profit or loss	7,093	16,598	99,566	123,257
Investment securities
Equity securities	488,990	46,738	82,375	618,103
Debt securities	580,266	378,749	298,394	1,257,409
Loans and advances	—	—	809	809
Assets pledged as collateral	821,079	363,655	—	1,184,734
Other financial assets	—	—	48,596	48,596

Total financial assets	1,897,752	1,027,926	530,017	3,455,695

Derivative financial liabilities	57	187,576	435	188,068
Financial liabilities designated at fair value through profit or loss	2,533	—	—	2,533

Total financial liabilities	2,590	187,576	435	190,601

At March 31, 2010
Financial assets held for trading other than derivatives	50	11,957	—	12,007
Derivative financial assets	39	202,543	824	203,406
Financial assets designated at fair value through profit or loss	7,480	19,116	97,812	124,408
Investment securities
Equity securities	575,692	47,077	127,704	750,473
Debt securities	416,907	402,766	206,744	1,026,417
Assets pledged as collateral	1,465,909	250,136	—	1,716,045
Other financial assets	—	—	53,286	53,286

Total financial assets	2,466,077	933,595	486,370	3,886,042

Derivative financial liabilities	—	190,159	1,804	191,963
Financial liabilities designated at fair value through profit or loss	2,080	—	—	2,080

Total financial liabilities	2,080	190,159	1,804	194,043

The following is an explanation of the determination of fair value for financial instruments that are carried at fair value in the consolidated statement of financial position.

Equity securities

(a) Listed shares

The fair value of listed shares is determined based on quoted market prices.

(b) Unlisted equity securities

The valuation of unlisted equity securities involves significant management judgment due to the absence of quoted market prices, insufficient liquidity and long-term nature.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of such equity securities is determined using valuation techniques based on approaches commonly accepted in the market place. When recent transaction prices are available, the fair value is determined with reference to the prices with adjustments deemed appropriate in the circumstances. Otherwise, CMTH Group uses the earnings multiples based on the financial analyses of comparable peers, discounted value of cash flows on earnings and dividends, enterprise value comparisons with comparable companies, and net asset values of the issuers in order to estimate the fair value. Such fair value is adjusted to account for company-specific issues and marketability discounts inherent in the investments. Although CMTH Group intends to use as much observable inputs as practicable, the valuation incorporates significant inputs, such as estimation of market multiples, selection of comparable peers, expected future cash flows on operations and distributions, discount rates and risk premiums, marketability discounts and net asset values, which are not observable in the market and are subject to significant management judgment.

The reasonably possible change used in the analysis in Note 32.4 is determined by applying a +/- 10 percent shift for unobservable inputs, including market multiples and discount rates. The percentage is subject to another management judgment and is determined considering the upward and downward movements of the monthly price of the Nikkei Stock Average, an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, for the period from April 2010 to March 2011.

(c) Unlisted investment funds

Unlisted investment funds include unlisted collective investment trusts and investment partnerships investing in loans and advances, listed securities, private equities, real estate and other fund investments.

The fair valuation of unlisted investment funds involve significant management judgment due to the absence of quoted market prices for the underlying investment portfolios, insufficient liquidity and limited information about component assets if the funds are externally managed. The fair value of such investment funds is determined using valuation techniques based on approaches commonly accepted in the market place. If the components of the investment portfolios are identified, CMTH Group applies valuation techniques appropriate for each of the components, including quoted market prices for listed securities, discounted cash flows for financial assets with reasonably estimable cash flows and unlisted equity valuation techniques.

For externally managed investment funds, the fair value is generally determined using the net asset value and financial information provided by the investment managers unless recent transaction prices are available. Interests in these funds are not traded in an active market and may not be redeemable at a short notice. However, in some cases, investors can redeem and transfer the interests in the funds with reference to a price provided by the fund managers without significant adjustments. Although CMTH Group intends to use as much observable inputs as practicable, the valuation incorporates significant unobservable inputs, such as market multiples, expected future cash flows, discount rates and risk premiums, marketability discounts and net asset values, which are not observable in the market and are subject to significant management judgment.

The reasonably possible change used in the analysis in Note 32.4 is determined by applying a +/- 10 percent shift for unobservable inputs, including market multiples and discount rates. The percentage is subject to another management judgment and is determined considering the upward and downward movements of the monthly price of the Nikkei Stock Average for the period from April 2010 to March 2011.

Debt securities

(a) Government bonds, municipal obligations and corporate debt

CMTH Group invests in Japanese and foreign government bonds, municipal obligations and corporate debt. These securities held in CMTH Group’s portfolio are generally traded on a regular basis in organized exchanges

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and OTC markets and quoted prices are obtainable from securities dealers associations, dealers and brokers and independent pricing services. Fair value of a debt security is based on a quoted price if a debt security is readily and regularly traded in an active market. Such security is classified as Level 1 financial assets.

For debt securities not traded in active markets, fair value is estimated with reference to quotations provided by securities dealers associations, dealers and brokers who trade such securities, and independent pricing services. In such cases, management judgment is required to assign an appropriate level to a debt security. CMTH Group regularly trades debt securities and analyzes the volume and activity of transactions and recent trading prices in the market and gives a lower level classification to a debt security if the quoted prices are not judged to be derived from active markets.

In some cases, price quotations are not available for debt securities and the fair value is determined by using valuation techniques, including discounted cash flows, where future cash flows, discount rates and credit spreads are often unobservable. Examples of significant inputs are the amounts and timing of future cash flows and discount rates, which are subject to significant management judgment.

The reasonably possible change used in the analysis in Note 32.4 is determined by applying a +/- 10 percent shift for unobservable inputs based on management judgment.

(b) Mortgage-backed securities and asset-backed securities

These securities include mortgage-backed securities issued by US government agency and government-sponsored enterprises, collateralized mortgage obligations and residential mortgage-backed securities and asset-backed securities.

For mortgage-backed and asset-backed securities traded regularly in organized exchanges and OTC markets, quoted prices are generally available and obtainable from dealers and brokers and independent pricing services. If a mortgage-backed or asset-backed security is deemed to be readily and regularly traded in an active market, the fair value is determined based on the quoted price.

For mortgage-backed and asset-backed securities not traded in active markets, fair value is estimated with reference to quoted prices of securities with similar characteristics, quoted prices provided by brokers and dealers and quotations obtained from pricing services. Certain securities may be tradable at prices comparable to the dealer and broker quotes without significant adjustments, in which case the fair value is estimated based on the prices.

However, quoted prices provided by dealers and brokers and quotations obtained from pricing services are not binding in most cases, and the inputs as a basis for the quotations are generally unobservable. Accordingly, significant management judgment is required to corroborate the quoted prices provided by dealers and brokers quotes. CMTH Group makes inquiries to the dealers and brokers about their assumptions and inputs as a basis for the quotation, and/or compares the dealer and brokers quotes with quotations obtained from pricing services and other information sources, if available. It may analyze the quoted prices obtained from other parties using valuation techniques, if practicable, when some of the inputs such as discount rates, credit spread, prepayment rates and correlations are unobservable.

The reasonably possible change used in the analysis in Note 32.4 is determined by applying a +/- 1 percent shift for prepayment rates and +/- 10 percent shift for the other unobservable inputs based on management judgment.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Derivative financial instruments

(a) Exchange traded derivatives

The fair value of exchange traded derivatives is determined based on quoted market prices.

(b) OTC derivatives

A majority of derivatives entered into by CMTH Group are traded in OTC markets, principally including interest rate swaps, forward exchange contracts and interest rate options. Accordingly, quoted market prices are not available.

Fair value is estimated using internal developed valuation models which are based on the discounted cash flow approach and option pricing models. Such internal models are reviewed and validated before implementation and are subject to updates in response to the changes in market practices and types of products and transactions.

Inputs for these models are usually observable directly in the market or derived from observable prices. For plain vanilla interest rate and currency swaps, one of the critical inputs to the fair valuation includes market spot and forward interest rates along the interest rate yield curves. Interest rates between available data points are estimated by interpolation. Accordingly, such inputs are derived from the market. For swaptions and other products with optional features, implied volatilities are obtained from the market and/or estimated using the commonly accepted valuation models. For foreign currency products, including foreign exchange forward contracts and foreign currency swaps, foreign exchange rates are observable in the market along with the interest rate yield curves.

While CMTH Group has access to inputs directly obtained or indirectly derived from the market in order to fair value most of its OTC derivatives, it is not always possible to observe or corroborate model inputs. CMTH Group may use quoted prices provided by dealers and brokers who trade the derivative and its proprietary valuation models to estimate the fair value. Significant management judgment is required to estimate fair value of OTC derivatives whose inputs are not observable.

In the fair value measurement of OTC derivatives, examples of inputs are interest rate yield curve, foreign currency exchange rates, implied volatilities, credit spread and correlations.

The reasonably possible change used in the analysis in Note 32.4 is determined by applying a +/- 10 percent shift for unobservable inputs based on management judgment.

Other financial assets

Other financial assets include an available-for-sale financial asset whose fair value is determined by using discounted cash flow techniques. Inputs to the fair value measurement include the management estimates on future cash flows and interest rate yield curve.

The reasonably possible change used in the analysis in Note 32.4 is determined by applying a +/- 10 percent shift for unobservable inputs based on management judgment.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

32.3. Reconciliation of Level 3 items

	Derivative financial assets	Financial assets designated at fair value through profit or loss	Investment securities- equity securities	Investment securities- debt securities	Loans and advances	Other financial assets	Total assets	Derivative financial liabilities	Total liabilities
	(Millions of yen)
At March 31, 2009	655	98,832	105,991	182,205	—	53,012	440,695	14,152	14,152
Total gains and losses
Profit (loss)	824	(3,352)	(727)	(7)	—	—	(3,262)	(12,044)	(12,044)
Other comprehensive income	—	—	23,963	12,572	—	274	36,809	—	—
Purchases	—	3,130	540	44,203	—	—	47,873	—	—
Settlements	(655)	(798)	(2,063)	(32,229)	—	—	(35,745)	(304)	(304)

At March 31, 2010	824	97,812	127,704	206,744	—	53,286	486,370	1,804	1,804

Total gains and losses
Profit (loss)	277	(7,279)	(16,991)	(10,906)	—	(4,769)	(39,668)	(1,349)	(1,349)
Other comprehensive income	—	—	(19,919)	630	—	79	(19,210)	—	—
Purchases	—	10,753	7,903	129,157	809	—	148,622	—	—
Settlements	(824)	(1,720)	(16,322)	(27,231)	—	—	(46,097)	(20)	(20)

At March 31, 2011	277	99,566	82,375	298,394	809	48,596	530,017	435	435

Note:

Total gains or losses recognized in profit or loss are included in the accounts stated below in the consolidated income statement for the years ended March 31, 2011 and 2010.

Profit or loss for derivative financial assets and liabilities is included in;

•	Net gains (losses) on financial instruments classified as held for trading

Profit or loss for financial assets designated at fair value through profit or loss is included in;

•	Net losses on financial instruments designated at fair value through profit or loss

Profit or loss for investment securities-equity securities is included in;

•	Net investment income
•	Impairment charges

Profit or loss for investment securities-debt securities is included in:

•	Interest income
•	Net gains (losses) on financial instruments classified as held for trading
•	Net investment income
•	Impairment charges

Profit or loss for other financial assets is included in;

•	Impairment charges

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

32.4. Effect of changes in significant unobservable input to reasonably possible alternatives

In this analysis, favorable and unfavorable changes in each of the critical inputs are assumed to occur independently with each other, and correlations and diversification effects are not taken into account. In addition, when the fair value of a financial instrument is affected by more than one unobservable input, the amounts of reasonably possible changes reflect the combined effects of individual assumptions that would result in most favorable or most unfavorable changes in fair value.

At March 31, 2011, financial instruments valued on the basis of unobservable inputs comprised unlisted equity securities of ¥89,633 million, unlisted investment funds of ¥54,512 million, corporate bonds of ¥319,553 million and residential mortgage- and asset-backed securities of ¥16,637 million, OTC derivatives of ¥158 million, loans and advances of ¥809 million, and other financial assets of ¥48,596 million.

At March 31, 2010, financial instruments valued on the basis of unobservable inputs comprised unlisted equity securities of ¥157,727 million, unlisted investment funds of ¥35,991 million, corporate bonds of ¥224,411 million and mortgage- and asset-backed securities of ¥14,131 million, OTC derivatives of ¥980 million and other financial assets of ¥53,286 million.

The valuation methodologies used and unobservable inputs to those methodologies are described in Note 32.2 above, including reasonably possible changes in those inputs.

The reasonably possible changes in critical unobservable inputs would increase and decrease the fair value of the financial instruments. Such changes in fair values at March 31, 2011 and 2010 are summarized as follows:

	At March 31,
	2011		2010
	Increase in fair value	Decrease in fair value	Increase in fair value	Decrease in fair value
	(Millions of yen)
Unlisted equity securities	11,849	11,787	17,515	17,502
Corporate bonds	4,767	4,714	2,422	2,323
Other	4,490	4,490	2,599	2,593

At March 31, 2011, the reasonably possible changes in critical unobservable inputs would increase other comprehensive income by ¥10,035 million and profit by ¥11,071 million if the changes are favorable, and decrease other comprehensive income by ¥6,632 million and profit by ¥14,359 million if the changes are unfavorable.

At March 31, 2010, the reasonably possible changes in critical unobservable inputs would increase other comprehensive income by ¥12,243 million and profit by ¥10,293 million if the changes are favorable, and decrease other comprehensive income by ¥11,624 million and profit by ¥10,793 million if the changes are unfavorable.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

33. Net interest income

The analysis of net interest income for the years ended March 31, 2011, 2010 and 2009 is as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
Interest income
Cash and deposit with banks	459	203	341
Call loans	369	183	1,003
Investment securities — debt securities	25,614	47,271	61,467
Loans and advances	133,416	155,579	168,845
Other	238	469	1,170

Total interest income	160,096	203,705	232,826

Interest expenses
Deposits	41,317	46,392	51,462
Cash collateral on securities lent and repurchase agreements	2,538	3,484	19,516
Due to investors of trust accounts	7,821	9,196	13,090
Debt securities issued	7,359	8,171	9,952
Borrowings	2,878	4,069	5,937
Other	1,012	1,502	4,640

Total interest expenses	62,925	72,814	104,597

Net interest income	97,171	130,891	128,229

For the years ended March 31, 2011, 2010 and 2009, interest income includes ¥1,210 million, ¥1,527 million and ¥2,115 million, respectively, of interest income accrued on impaired financial assets carried at amortized cost, which represents the unwinding of discounting in accordance with IAS 39.

34. Net fee and commission income

The analysis of net fee and commission income for the years ended March 31, 2011, 2010 and 2009 is as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
Fee and commission income
Trust and asset management fees	51,362	51,758	54,769
Investment trust sales fees	15,502	12,178	10,524
Insurance product sales fees	5,681	7,054	11,187
Real estate brokerage fees	10,667	9,308	12,417
Stock transfer agency fees	20,353	22,696	27,785
Other fees	8,359	9,881	9,804

Total fee and commission income	111,924	112,875	126,486

Fee and commission expenses	21,571	21,061	15,351

Net fee and commission income	90,353	91,814	111,135

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CMTH Group provides asset management and administration services to third parties. Such services often include investment activities where CMTH Group makes investment decisions on asset allocation, and sales and purchases and portfolio management of financial instruments in accordance with the predetermined investment policies and guidelines.

Fee and commission expense mainly consists of agent service expenses to Japan Trustee Services Bank, Ltd. and Japan Stockholders Data Service Co., Ltd.

35. Net gains (losses) on financial instruments classified as held for trading

The analysis of net gains (losses) on financial instruments classified as held for trading, including derivatives, for the years ended March 31, 2011, 2010 and 2009 is as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
Debt securities	96	(918)	(1,037)
Derivatives
Interest rate contracts	302	9,802	26
Foreign currency contracts	(278)	(238)	(1,166)
Stock contracts	(4,300)	(517)	(18,458)
Bond contracts	(2,079)	(8,247)	(4,788)
Credit contracts	1,992	13,986	(14,361)

Total	(4,267)	13,868	(39,784)

Debt securities include trading gains and losses and interest income on debt securities classified as financial instruments held for trading upon initial recognition of the debt securities.

Derivatives — Interest rate contracts include the results of trading in interest rate swaps, options and other derivatives related to interest rates, which are not designated as qualifying hedging relationships.

Derivatives — Foreign currency contracts include gains and losses derived from forward contracts, currency swaps, options and futures, which are not designated as qualifying hedging relationships.

Derivatives — Stock contracts include gains and losses derived from stock index futures, stock index options and individual stock options which are held for risk management purposes but do not form part of qualifying hedging relationships.

Derivatives — Bond contracts include gains and losses derived from futures, forward and bond option agreements which are held for risk management purposes but do not form part of qualifying hedging relationships.

Derivatives — Credit contracts include the result of holding proprietary written long positions in certain credit markets through credit defaults swaps.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

36. Net losses on financial instruments designated at fair value through profit or loss

The analysis of net losses on financial instruments designated at fair value through profit or loss for the years ended March 31, 2011, 2010 and 2009 is as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
Debt securities	4,841	(7,939)	661
Equity securities	(8,446)	7,136	(41,277)

Total	(3,605)	(803)	(40,616)

Net losses on financial instruments designated at fair value through profit or loss include interest, dividend and gains and losses on them. The amounts of dividend income for the years ended March 31, 2011, 2010 and 2009 are ¥176 million, ¥10,627 million and ¥2,576 million, respectively.

37. Net investment income

The analysis of net investment income for the years ended March 31, 2011, 2010 and 2009 are as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
Financial assets classified as available-for-sale
Net gains on sales of debt securities	35,178	20,208	17,319
Net gains on sales of equity securities	18,922	17,897	12,199
Dividends	14,319	7,819	19,067

Sub total	68,419	45,924	48,585

Gains on foreign exchange	174	992	2,247
Other	(165)	81	59

Total	68,428	46,997	50,891

38. Impairment charges

The analysis of impairment charges of financial assets for the years ended March 31, 2011, 2010 and 2009 is as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
Investment securities — equity securities
Financial assets classified as available-for-sale	42,408	8,912	114,108
Investment securities — debt securities
Financial assets classified as available-for-sale	376	7	4
Financial assets classified as loans and receivables	277	—	2,824
Loans and advances
Financial assets classified as loans and receivables	(1,939)	11,126	46,386
Other assets
Financial assets classified as available-for-sale	4,770	—	—
Financial assets classified as loans and receivables	(2,924)	(232)	374

Total	42,968	19,813	163,696

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment charges of loans and advances for the years ended March 31, 2011, 2010 and 2009 are as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
Loans and advances to customers — individual
Amount provided for impairment allowances	2,134	(241)	(1,996)
Amount directly charged off during the year as uncollectible	1,599	1,956	2,194
Income received on claims previously charged off	(1,065)	(678)	(874)

Sub total	2,668	1,037	(676)
Loans and advances to customers — corporate
Amount provided for impairment allowances	(319)	4,507	21,852
Amount directly charged off during the year as uncollectible	1,574	8,281	27,742
Income received on claims previously charged off	(5,862)	(2,710)	(2,536)
Other	—	11	4

Sub total	(4,607)	10,089	47,062

Total	(1,939)	11,126	46,386

For the years ended March 31, 2011, 2010 and 2009, losses on sales of loans and advances which were included in “Amount directly charged off during the year as uncollectible” were nil, ¥7 million and ¥8,049 million, respectively.

For the years ended March 31, 2011, 2010 and 2009, gains on sales of loans and advances which were included in “Income received on claims previously charged off” were ¥121 million, ¥20 million and ¥79 million, respectively.

39. Other operating income

The analysis of other operating income for the years ended March 31, 2011, 2010 and 2009 is as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
Gain on disposal of property and equipment	142	277	267
Gain on redemption of subordinated bonds	—	1,860	—
Gain on redemption of Class III preferred shares (see Note 28)	—	—	1,621
Dividends on miscellaneous contributions	2,082	2,262	1,940
Other individually immaterial income	7,334	7,984	6,323

Total	9,558	12,383	10,151

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

40. General and administration expenses

The analysis of general and administration expenses for the years ended March 31, 2011, 2010 and 2009 is as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
Personnel expenses	64,576	70,787	61,452
Operating and administrative expenses	53,674	46,780	55,757
Depreciation and amortization	12,659	12,252	14,752

Total	130,909	129,819	131,961

Personnel expenses

The analysis of personnel expenses for the years ended March 31, 2011, 2010 and 2009 is as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
Wages and salaries	56,659	59,370	56,885
Social security costs	7,784	7,409	7,417
Pension costs (see Note 26)	133	4,008	(2,850)

Total personnel expenses	64,576	70,787	61,452

Operating and administrative expenses

The analysis of operating and administrative expenses for the years ended March 31, 2011, 2010 and 2009 is as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
Rent expenses on real estates	9,198	9,003	11,292
Deposit insurance premium	8,140	8,128	8,057
Taxes and dues	5,245	5,708	5,094
IT and software cost	3,236	4,735	4,704
Advertising expenses	3,120	3,260	5,175
Outsourcing fee	2,841	3,379	3,716
Communication expenses	2,540	2,453	3,618
Maintenance fee	2,901	2,729	2,935
Supplies expenses	2,034	2,157	1,897
Utilities expenses	865	842	991
Other individually immaterial expenses	13,554	4,386	8,278

Total operating and administrative expenses	53,674	46,780	55,757

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Depreciation and amortization

The analysis of depreciation and amortization for the years ended March 31, 2011, 2010 and 2009 is as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
Depreciation of property and equipment	5,693	5,374	6,026
Amortization of intangible assets	6,966	6,878	8,726

Total depreciation and amortization	12,659	12,252	14,752

41. Other operating expenses

The analysis of other operating expenses for the years ended March 31, 2011, 2010 and 2009 is as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
Loss on disposal of property and equipment	731	503	1,974
Expenses for system development	3,234	3,804	4,594
Professional service fee	6,955	6,728	5,702
Expenses for integration	3,397	525	—
Other individually immaterial expenses	6,067	7,899	7,123

Total other operating expenses	20,384	19,459	19,393

42. Per share information

(a) Basic earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to ordinary shareholders of CMTH by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by CMTH Group and held as treasury shares (see Note 28).

	For the year ended March 31,
	2011	2010	2009
Profit (loss) attributable to the owners of the parent (millions of yen)	41,729	97,354	(149,002)
Adjustments for:
Total amount of dividends of preferred shares, after tax (millions of yen)	—	(1,980)	(4,016)

Adjusted profit (loss) attributable to the owners of the parent (millions of yen)	41,729	95,374	(153,018)
Weighted average number of ordinary shares outstanding (millions)	1,658	1,491	1,107
Basic earnings (loss) per share (yen per share)	25.17	63.98	(138.18)

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Diluted earnings per share

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares and after adjusting earnings for distributions on dilutive potential ordinary shares. CMTH’s share options were included in the calculation of dilutive potential ordinary shares unless they are anti-dilutive.

	For the year ended March 31,
	2011	2010	2009
Profit (loss) attributable to the owners of the parent (millions of yen)	41,729	97,354	(149,002)
Adjustments for:
Total amount of dividends of preferred shares (millions of yen)	—	(1,980)	(4,016)
The amount of dividends of Class II preferred shares (millions of yen)	—	1,350	—
Amortization of Class II preferred shares (millions of yen)	—	1,022	—

Adjusted profit (loss) attributable to the owners of the parent (millions of yen)	41,729	97,746	(153,018)
Weighted average number of ordinary shares outstanding (millions)	1,658	1,491	1,107
Adjustments for:
Assumed conversion of preferred shares (millions)	—	147	—

Weighted average number of ordinary shares for diluted earnings per share (millions)	1,658	1,638	1,107
Diluted earnings (loss) per share (yen per share)	25.17	59.65	(138.18)

Class II preferred shares could be converted to ordinary shares and therefore had a potential effect on earnings per share. For the year ended March 31, 2010, the Class II preferred shares were included in the calculation of diluted earnings per share as they had a dilutive effect before the date of mandatory conversion. For the year ended March 31, 2009, these preferred shares were excluded from the calculation of diluted earnings per share as the impact was anti-dilutive.

(c) Dividends per share

The dividends recognized by CMTH for the years ended March 31, 2011, 2010 and 2009 are as follows:

	Dividend per share			Aggregate amounts
	2011	2010	2009	2011	2010	2009
	(Yen)			(Millions of yen)
Ordinary shares	12.00	5.00	7.00	19,897	5,786	6,911
Class II preferred shares	—	14.40	14.40	—	1,350	1,350
Class III preferred shares	—	20.00	20.00	—	629	2,666

In June 2011, the following dividends were approved by the general shareholders’ meeting held on June 29, 2011. The consolidated financial statements for the year ended March 31, 2011 do not record this dividend payable as it was approved after the year end.

	Dividend per share	Aggregate amounts
	(Yen)	(Millions of yen)
Ordinary shares	4.00	6,632

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

43. Condensed stand-alone IFRS financial information of CMTH

The following condensed stand-alone financial information presents the condensed statement of financial position at March 31, 2011 and 2010, and the condensed income statement and condensed statement of cash flows for the years ended March 31, 2011, 2010 and 2009 of CMTH. The condensed financial information is prepared in accordance with IFRS as issued by the IASB, except for accounting for its investments in subsidiaries, for which CMTH applies the equity method.

(a) Statement of financial position at March 31, 2011 and 2010

	At March 31,
	2011	2010
	(Millions of yen)
Assets:
Cash and deposits with banks	24,471	36,950
Investments in subsidiaries and affiliated companies	797,421	810,649
Deferred income tax assets	—	1,515
Other assets	4,602	2,348

Total assets	826,494	851,462

Liabilities:
Debt securities issued	189,700	189,700
Current income tax liabilities	3	40
Retirement benefit obligations	2,373	2,814
Other liabilities	1,945	1,629

Total liabilities	194,021	194,183

Total equity attributable to owner of the parent	632,473	657,279

Total liabilities and equity	826,494	851,462

(b) Income statements for the years ended March 31, 2011, 2010 and 2009

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
Interest income	21	48	187
Interest expenses	7,487	8,703	9,967

Net interest expenses	(7,466)	(8,655)	(9,780)
Fee and commission income	5,653	3,608	2,650
Fee and commission expenses	128	377	663

Net fee and commission income	5,525	3,231	1,987
Other operating income	44	19	1,663

Operating loss	(1,897)	(5,405)	(6,130)
General and administration expenses	2,711	2,399	2,298
Other operating expenses	2,664	513	106

Operating expenses	5,375	2,912	2,404
Share of profit (loss) of subsidiaries and affiliates	50,332	104,574	(139,082)

Operating profit before tax	43,060	96,257	(147,616)
Income tax expenses (benefit)	1,331	(1,097)	1,386

Profit (loss) for the year	41,729	97,354	(149,002)

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c) Statement of cash flows for the years ended March 31, 2011, 2010 and 2009

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
Cash flows from operating activities:
Operating profit before tax	43,060	96,257	(147,616)
Share of (profit) loss of subsidiaries and affiliates, net of dividends received	(33,222)	(97,628)	154,818
Income taxes received (paid) — net	(1,451)	896	33,997
Other	(8)	4,153	1,148
Non-cash items	(943)	(62)	(254)

Net cash flows generated from operating activities	7,436	3,616	42,093
Cash flows from investing activities:
Purchase of investment securities	—	—	(41,600)
Purchase of intangible assets, property and equipment	(3)	—	(4)

Net cash flows used in investing activities	(3)	—	(41,604)
Cash flows from financing activities:
Dividends paid	(19,897)	(7,765)	(10,927)
Proceeds from subordinated bonds	—	—	41,600
Purchase of treasury shares	(17)	(18)	(55)
Disposal of treasury shares	2	4	26
Redemption of Class III preferred shares	—	—	(127,441)
Other	—	(125)	(54)

Net cash flows used in financing activities	(19,912)	(7,904)	(96,851)

Net decrease in cash and cash equivalents	(12,479)	(4,288)	(96,362)

Cash and cash equivalents at the beginning of year	36,950	41,238	137,600

Cash and cash equivalents at the end of year	24,471	36,950	41,238

44. Scope of consolidation

There are no significant restrictions that restrict the ability of the subsidiaries to transfer funds to CMTH in the form of cash dividends, or repayment of loans or advances, except for the limitations on dividend distribution in compliance with the provisions of the Companies Act and the Banking Act (See Note 29).

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table shows significant entities in the scope of the consolidated financial statements at March 31, 2011.

Significant subsidiaries (consolidated)

Company	Country of registration or incorporation	Industry	Voting interest in %	Ownership interest in %
The Chuo Mitsui Trust and Banking Co., Ltd.	Japan	Trust and banking	100.00%	100.00%
Chuo Mitsui Asset Trust and Banking Co., Ltd.	Japan	Trust and banking	100.00%	100.00%
Chuo Mitsui Asset Management Co., Ltd.	Japan	Investment trust management	100.00%	100.00%
Chuo Mitsui Capital Co., Ltd.	Japan	Private equity fund management	100.00%	100.00%
Chuo Mitsui Guarantee Co., Ltd.	Japan	Credit guarantee services	86.96%	86.96%
Chuo Mitsui Card Co., Ltd.	Japan	Credit card services	93.99%	93.99%
Chuo Mitsui Realty Co., Ltd.	Japan	Real estate brokerage	55.00%	55.00%
Chuo Mitsui Trust International, Ltd.	United Kingdom	Securities business	100.00%	100.00%
Chuo Mitsui Information Technology Co., Ltd.	Japan	Computer-related services	100.00%	100.00%
CMTB Equity Investments Co., Ltd.	Japan	Investment, management and administration of stocks	100.00%	100.00%
Chuo Mitsui Finance Service Co., Ltd.	Japan	Finance	100.00%	100.00%
Tokyo Securities Transfer Agent Co., Ltd.	Japan	Stock transfer agency	100.00%	100.00%
Chuo Mitsui Trust Realty Company, Limited	Japan	Investment management	100.00%	100.00%

Significant associates and joint ventures accounted for using the equity method are disclosed in Note 14.

45. Securitization

In the ordinary course of business, CMTH Group enters into transactions that result in the transfer of financial assets to third parties or securitization vehicles.

Financial assets are derecognized in full when CMTH Group transfers both its contractual rights to receive cash flows from the financial assets, or retains the contractual rights to receive the cash flows but assumes a contractual obligation to pay the cash flows to the eventual recipients, and also transfers substantially all the risks and rewards of ownership of the financial assets, including credit risk, prepayment risk and interest rate risk. For the year ended March 31, 2011, there are no transfers of financial assets which qualify for derecognition of the underlying financial assets, and for the year ended March 31, 2010, CMTH Group entered into loan transfers of corporate loans, in the total amount of ¥5,100 million, which qualify for derecognition of the underlying financial assets.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CMTH Group securitizes housing loans and corporate loans to obtain liquidity and to manage its asset and liability condition. In such cases, the housing loans and corporate loans are transferred to securitization vehicles in exchange for cash proceeds, after which the securitization vehicles issue debt securities to third party investors. The debt securities typically include senior and subordinated tranches where subordinated tranches serve as credit enhancements to absorb losses on the underlying assets and are used to obtain investment ratings on the senior debt issued by the securitization vehicles. In most cases, retained interests in the financial assets held by CMTH Group are in the form of subordinated tranches and/or senior tranches. CMTH Group consolidates the securitization vehicles where CMTH Group takes all or a majority of the residual risks and rewards by retaining the subordinated tranches, and where it is evident that the securitization vehicles are established for the sole purpose of securitizing financial assets. In these securitizations, CMTH Group has not transferred substantially all risks and rewards of the ownership of the housing loans and, accordingly, such transactions do not qualify for derecognition of financial assets.

CMTH Group also has a number of loan participation schemes whereby certain non-recourse loans are securitized through partial or full transfer of the loans to a third party participant. Under such schemes, CMTH Group is not, by the terms or the contract, explicitly prohibited from selling or pledging the original loan assets. Accordingly, CMTH Group does not have an obligation to transfer cash flows generated from the original loan assets to the transferee and therefore such transactions do not meet the criteria for derecognition of financial assets.

CMTH Group transfers financial assets in such a way that all of the financial assets do not qualify for derecognition. The following table shows the carrying amount of such securitized assets together with the associated liabilities at March 31, 2011 and 2010:

	At March 31,
	2011		2010
	Assets carrying amount	Liabilities associated	Assets carrying amount	Liabilities associated
	(Millions of yen)
Housing loans	437,846	278,179	505,709	350,602
Corporate loans	4,885	4,884	10,596	10,620

Total	442,731	283,063	516,305	361,222

46. Contingencies

In the ordinary course of business, CMTH Group is involved in various legal proceedings. At March 31, 2011, CMTH Group believes, based on information currently available, that the ultimate resolution of these legal proceedings would not have a material adverse effect on the consolidated results of operations, financial condition or liquidity.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

47. Commitments, guarantee and other financial facilities

(a) Loan commitments, guarantee and other financial facilities

CMTH Group had contractual amounts relating to off-balance financial liabilities that commit it to extend credit to customers, provide financial guarantees and other facilities as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Financial guarantees	13,880	18,281
Loan commitments and other credit-related obligations — individual	116,482	119,982
Loan commitments and other credit-related obligations — corporate	726,252	732,655

Total	856,614	870,918

(b) Commitments to invest in partnerships

In relation to its investment activities, CMTH Group has commitments to make investments in response to capital calls from domestic and foreign partnerships. Such outstanding commitments at March 31, 2011 and 2010 amounted to ¥13,628 million and ¥21,149 million, respectively.

(c) Performance guarantees

CMTH Group issues performance bonds and surety bonds that commit to provide compensation if another party fails to perform its contractual obligations. At March 31, 2011 and 2010, such outstanding commitments amounted to ¥35,850 million and ¥29, 875 million, respectively.

(d) Overdraft facilities

Outstanding overdraft facilities at March 31, 2011 and 2010 amounted to ¥1,853,344 million and ¥1,566,862 million, respectively.

Certain consolidated subsidiaries establish credit facilities for overdrafts by making agreements to meet the financing needs of their customers. Many of these credit facilities expire without being drawn. As such, the total balance of unused credit facilities does not necessarily impact future cash flows of the subsidiaries. Furthermore, many overdraft facilities contain provisions that allow the subsidiaries to refuse to advance funds to the customers or reduce the contract amount of the credit facilities under certain conditions. The subsidiaries may also request customers to provide collateral, if necessary, such as real estate or securities on the execution date of the contract. After execution, the subsidiaries periodically monitor the customers’ creditworthiness over the term of the contracts in accordance with internal policies, and take measures to manage the credit exposures such as revising the terms of the contracts, if necessary.

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

48. Assets pledged as collateral and assets received as collateral

At March 31, 2011 and 2010, the carrying amounts of the assets pledged as collateral where the secured party does not have the right by contract or custom to sell or re-pledge the assets are as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Assets pledged as collateral
Investment securities
Equity securities	93,388	118,946
Debt securities	1,240,977	1,409,012
Loans and advances	527,615	765,768
Other	69	70

Total	1,862,049	2,293,796

CMTH Group received collateral which CMTH Group has the right to sell or re-pledge. At March 31, 2011 and 2010, fair value of that collateral received is as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Assets received as collateral
Equity securities	11,640	3,520

Total	11,640	3,520

49. Related-party transactions

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. If an investor holds, directly or indirectly, 20 percent or more of the voting power of CMTH Group as the investee, it is presumed that the investor is in a position to exercise significant influence, irrespective of whether the significant influence is actively demonstrated or passive in nature. CMTH Group’s related parties include the following:

Parent entity

The ultimate parent of CMTH Group is CMTH.

Key management personnel

Key management personnel are defined as those persons having the authority and responsibility for planning, directing and controlling the activities of CMTH Group, being the directors and executive officers of CMTH Group.

Subsidiaries, associates and joint ventures

Transactions between CMTH Group and its subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in CMTH Group’s consolidated

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financial statements. Transactions between CMTH Group and its associates and joint ventures (together referred to below as ‘Associated Companies’) also qualify as related party transactions.

Parties that have an interest in the entity that gives them significant influence over CMTH Group

Since August 1, 2009, the RCC has held 30.20 percent of the ordinary shares of CMTH, which were converted from the preferred shares, and is therefore in a position to exercise significant influence.

Post-employment benefit plans for the benefit of CMTH Group employees

CMTH Group has post-employment benefit plans as outlined in Note 2.14. The amount of contributions paid to the plans is disclosed in Note 26.

A number of banking transactions are entered into with related parties in the normal course of business. These include loans, deposits and other transactions. The volumes of related-party transactions, outstanding balances at the year end, and relating income and expenses for the year are as follows:

Transactions with key management personnel

(a) Transaction with key management personnel and close family members

The analysis of transactions with key management personnel and close family members at March 31, 2011 and 2010 is as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Deposits	859	879
Due to investors of trust accounts	40	58

The above deposits were made in the normal course of business and on substantially the same terms, including interest rates, as those offered to third party customers, and due to investors of trust accounts were also made in the normal course of business to third party customers.

(b) Key management compensation

The analysis of key management compensation for the years ended March 31, 2011 and 2010 is as follows:

	For the year ended March 31,
	2011	2010	2009
	(Millions of yen)
Salaries and other short-term employee benefits	648	636	634
Post-employment benefits	194	75	279

Total	842	711	913

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Transactions with Associated Companies

(a) Loans and advances

Loans and advances to Associated Companies at March 31, 2011 and 2010 are as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Balance at end of year	—	6,788

Impairment allowances are insignificant since loans and advances to Associated Companies are classified as normal loans.

(b) Deposits

Deposits from Associated Companies at March 31, 2011 and 2010 are as follows:

	At March 31,
	2011	2010
	(Millions of yen)
Balance at end of year	47	187

The above deposits are unsecured, carry variable interest rates and are repayable on demand.

(c) Other transactions and balances

	At or for the year ended March 31,
	2011	2010	2009
	(Millions of yen)
Income statement:
Fee and commission received for services rendered	117	761	606
Fee and commission paid for services provided	(8,335)	(7,372)	(7,394)
Assets:
Other assets	2	39	6
Liabilities:
Call money	25,000	55,000	55,000
Other liabilities	4,069	4,111	3,849

Transactions with parties that have an interest in the entity that gives them significant influence over CMTH Group

Transactions with the RCC at March 31, 2011 and 2010 are follows:

	At March 31,
	2011	2010
	(Millions of yen)
Loans and advances	40,061	42,356
Financial Stabilization Fund Contribution	76,712	80,275

CHUO MITSUI TRUST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The detail of the above balances to the RCC is described in Note 12. Interest rates on loans and advances are variable and indexed to TIBOR, which was comparable to the market interest rate at the time of origination.

50. Event after the reporting period

On April 1, 2011, CMTH and STB conducted a statutory share exchange between the two companies under the Companies Act of Japan, pursuant to which shareholders of STB became shareholders of CMTH and STB became a wholly owned subsidiary of CMTH. In the share exchange, holders of STB ordinary shares received 1.49 ordinary shares of CMTH for each share of STB ordinary shares they had held, in accordance with the share exchange agreement which had been entered into on August 24, 2010. The share exchange was part of a planned management and business integration between CMTH Group and STB Group in which CMTH serves as the holding company of the combined group and was renamed Sumitomo Mitsui Trust Holdings, Inc.

This business combination was accounted for as a reverse acquisition under IFRS 3 (revised) where CMTH Group is the accounting acquiree (legal parent) and STB Group is the accounting acquirer (legal subsidiary).

CMTH Group’s assets acquired and liabilities assumed are recognized at their fair values as of the acquisition date. After the business combination, the consolidated financial statements of the combined entity are presented as a continuation of the consolidated financial statements of the accounting acquirer, STB Group, with an adjustment to retroactively reflect the legal capital of the legal acquirer, CMTH Group. The fair value of the consideration transferred was ¥489,114 million, which is the amount based on the estimated fair value of ordinary shares that STB would have had to issue to give the shareholders of CMTH the same percentage ownership interest in the combined entity.

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 1.1	Articles of Incorporation of Sumitomo Mitsui Trust Holdings, Inc.

Exhibit 1.2	Regulations of the Board of Directors of Sumitomo Mitsui Trust Holdings, Inc.

Exhibit 1.3	Share Handling Regulations of Sumitomo Mitsui Trust Holdings, Inc.

Exhibit 8.1	Subsidiary Directory of Sumitomo Mitsui Trust Holdings, Inc.

Exhibit 12.1	Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d 14(a))

Exhibit 12.2	Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d 14(a))

Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d 14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)